File No. 812-13495
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC, 20549
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AMENDED APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940 AND AN ORDER OF EXEMPTION PURSUANT TO SECTION 17(b) OF THE INVESTMENT COMPANY ACT OF 1940 FROM SECTION 17(a) THEREOF
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Nationwide Life Insurance Company, and
the following separate accounts of Nationwide Life Insurance Company:
•Nationwide Variable Account-II	•Nationwide VLI Separate Account-2
•Nationwide Variable Account-7	•Nationwide VLI Separate Account-4
•Nationwide Variable Account-9	•Nationwide VLI Separate Account-7, and
•Nationwide Variable Account-14
•Multi-Flex Variable Account

Nationwide Life and Annuity Insurance Company, and
the following separate account of Nationwide Life and Annuity Insurance Company:
•Nationwide VL Separate Account-G

One Nationwide Plaza, Columbus, Ohio 43215

And

Nationwide Life Insurance Company of America, and
the following separate account of Nationwide Life Insurance Company of America:
•Nationwide Provident VLI Separate Account 1, and

Nationwide Life and Annuity Company of America, and
the following separate accounts of Nationwide Life and Annuity Company of America:
•Nationwide Provident VA Separate Account A	•Nationwide Provident VLI Separate Account A

1000 Chesterbrook Blvd., Berwyn, Pennsylvania 19312

And

Nationwide Variable Insurance Trust

1200 River Rd., Conshohocken, Pennsylvania 19428
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Communications to:
Jamie Ruff Casto
One Nationwide Plaza, 1-34-201, Columbus, Ohio 43215
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Dated:  June 12, 2009

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

In the Matter of:	)
)
Nationwide Life Insurance Company	)	AMENDED
Nationwide Variable Account-II	)	APPLICATION FOR
Nationwide Variable Account-7)		AN ORDER OF
Nationwide Variable Account-9)		APPROVAL
Nationwide Variable Account-14)		PURSUANT TO
Multi-Flex Variable Account	)	SECTION 26(c) OF THE
Nationwide VLI Separate Account-2)		INVESTMENT COMPANY
Nationwide VLI Separate Account-4)		ACT OF 1940
Nationwide VLI Separate Account-7)		AND
Nationwide Life and Annuity Insurance Company	)	AN ORDER
Nationwide VL Separate Account-G	)	OF EXEMPTION
One Nationwide Plaza	)	PURSUANT TO
Columbus, Ohio 43215)		SECTION 17(b) OF THE
Nationwide Life Insurance Company of America	)	INVESTMENT COMPANY
Nationwide Provident VLI Separate Account 1)		ACT OF 1940 FROM
Nationwide Life and Annuity Company of America	)	SECTION 17(a) OF THE
Nationwide Provident VA Separate Account A	)	INVESTMENT COMPANY
Nationwide Provident VLI Separate Account A	)	ACT OF 1940
1000 Chesterbrook Blvd.	)
Berwyn, Pennsylvania 19312)
Nationwide Variable Insurance Trust	)
1200 River Rd.	)
Conshohocken, Pennsylvania 19428)

I. INTRODUCTION
The following entities: Nationwide Life Insurance Company and its Nationwide Variable Account-II, Nationwide Variable Account-7, Nationwide Variable Account-9, Nationwide Variable Account-14, Multi-Flex Variable Account, Nationwide VLI Separate Account-2, Nationwide VLI Separate Account-4, Nationwide VLI Separate Account-7; Nationwide Life and Annuity Insurance Company and its Nationwide VL Separate Account-G; Nationwide Life Insurance Company of America and its Nationwide Provident VLI Separate Account 1; and Nationwide Life and Annuity Company of America and its Nationwide Provident VA Separate Account A, Nationwide Provident VLI Separate Account A (the “Section 26 Applicants”) hereby submit this Amended Application for an order from the Securities and Exchange Commission (the “Commission”) pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), approving the proposed substitution of shares of certain series of Nationwide Variable Insurance Trust (the “Trust” or “NVIT”) (which is a registered investment company that is an affiliate of the Section 26 Applicants) for shares of other registered investment companies unaffiliated with the Section 26 Applicants (the “Substitutions”), each of which is currently used as an underlying investment option for certain variable annuity contracts and/or variable life insurance policies (collectively, the “Contracts”) issued by Nationwide Life Insurance Company (“NWL”), Nationwide Life and Annuity Insurance Company (“NLAIC”), Nationwide Life Insurance Company of America (“NLICA”), and Nationwide Life and Annuity Company of America (“NLACA”) (collectively, the “Insurance Companies”).
The Section 26 Applicants and Nationwide Variable Insurance Trust (collectively, the “Section 17 Applicants”) also request an order from the Commission pursuant to Section 17(b) of the 1940 Act exempting them from Section 17(a) of the 1940 Act to the extent necessary to permit them to effectuate the proposed Substitutions by redeeming a portion of the securities of one or more of the Existing Funds (as defined herein) in-kind and using those securities received to purchase shares of the Replacement Funds (as defined herein) (the “In-Kind Transfers”).

II. STATEMENT OF FACTS
A.           The Section 26 Applicants
1.           Nationwide Life Insurance Company and Nationwide Life and Annuity Insurance Company
NWL and NLAIC are stock life insurance companies organized under the laws of the State of Ohio.  NWL and NLAIC offer traditional group and individual life insurance products as well as group and individual variable and fixed annuity contracts.  NLAIC is wholly owned by NWL.  NWL is wholly owned by Nationwide Financial Services, Inc. (“NFS”).
2.           Nationwide Life Insurance Company of America and Nationwide Life and Annuity Company of America
NLICA and NLACA are stock life insurance companies organized under the laws of the State of Pennsylvania.  NLICA and NLACA offer traditional group and individual life insurance products as well as group and individual variable and fixed annuity contracts.  NLACA is wholly owned by NLICA.  NLICA is wholly owned by NFS.
3.           Separate Accounts of the Insurance Companies
NWL, NLAIC, NLICA, and NLACA established the separate accounts listed in the following table (the “Separate Accounts”).  Each of the Separate Accounts is a unit investment trust used to fund one or more Contracts issued by the Insurance Company listed in the table.  To the extent necessitated by this Amended Application, the Separate Account registration statements listed in the following table are incorporated by reference.
Separate Account	Depositor/ Sponsor*	Date and State of Establishment	1940 Act File No.	1933 Act File Nos.
Nationwide Variable Account-II	NWL	October 7, 1981 Ohio	811-3330	002-75059 033-67636 033-60063 333-103093 333-103094 333-103095 333-104513 333-104511 333-104512 333-104510 333-105992
Nationwide Variable Account-7	NWL	July 22, 1994 Ohio	811-8666	033-82174 033-89560
Nationwide Variable Account-9	NWL	May 22, 1997 Ohio	811-08241	333-28995 333-52579 333-56073 333-53023 333-79327
Nationwide Variable Account-14	NWL	August 8, 2002 Ohio	811-21205	333-104339
Multi-Flex Variable Account	NWL	October 7, 1981 Ohio	811-3338	033-23905 002-75174
Nationwide Provident VA Separate Account A	NLACA	May 9, 1991 Delaware	811-6484	333-88163 333-90081 033-65195 033-44180
Nationwide VLI Separate Account-2	NWL	May 7, 1987 Ohio	811-5311	033-62795 033-42180
Nationwide VLI Separate Account-4	NWL	December 3, 1987 Ohio	811-8301	333-31725 333-52617 333-94037 333-52615 333-69160 333-83010
Nationwide VLI Separate Account-7	NWL	August 4, 2004 Ohio	811-21610	333-117998 333-121879
Nationwide VL Separate Account-G	NLAIC	August 4, 2004 Ohio	811-21697	333-121878 333-140608 333-146073
Nationwide Provident VLI Separate Account 1	NLICA	May 1, 2000 Pennsylvania	811-4460	333-84475 033-42133 333-71763 333-98629 033-02625 333-82613

(continued)
Separate Account	Depositor/ Sponsor*	Date and State of Establishment	1940 Act File No.	1933 Act File Nos.
Nationwide Provident VLI Separate Account A	NLACA	June 30, 1994 Delaware	811-8722	333-82611 333-67775 333-98631

* As interpreted by the Commission with respect to variable life and variable annuity separate accounts registered under the 1940 Act.

B.           The Section 17 Applicants
1.           The Section 26 Applicants
The Section 17 Applicants consist of the Section 26 Applicants and the Nationwide Variable Insurance Trust.
2.           The Trust
Shares of the Trust are sold exclusively to insurance company separate accounts to fund benefits under variable annuity contracts and variable life insurance policies, and to employer pension and profit-sharing plans.
The Trust is organized as a Delaware statutory trust.  It is registered as an open-end management investment company under the 1940 Act and its shares are registered under the Securities Act of 1933, as amended (the “1933 Act”), on Form N-1A (see File Nos. 811-3213 and 02-73024).  The Trust is a series investment company and currently offers 58 separate series (each a “Fund” and collectively, the “Funds”).
Nationwide Fund Advisors (“NFA”) is a registered investment adviser (Reg. No. 801-56370) and an affiliate of the Section 26 Applicants.  NFA currently serves as investment adviser (“Adviser”) to each of the Funds pursuant to investment management agreements between the Trust, on behalf of each Fund, and NFA (the “Management Agreements”).  NFA employs a sub-advised strategy whereby NFA serves as a “manager of managers” and delegates the fund management responsibilities for each Fund to one or more third party investment advisors (each a “Sub-Adviser”) via investment advisory agreements (“Sub-Advisory Agreements”).
Pursuant to the Management Agreements, NFA’s responsibilities include general management of each Fund, including full discretion to (i) select a new sub-adviser or an additional Sub-Adviser for each Fund; (ii) terminate a Sub-Adviser for each Fund; (iii) enter into, modify, and terminate Sub-Advisory Agreements; and (iv) allocate and reallocate a Fund’s assets among the Adviser and one or more Sub-Advisers.  In addition, the Adviser monitors and reports to NVIT’s Board of Trustees on the performance of each Sub-Adviser relative to such Sub-Adviser’s responsibilities of complying with the investment objectives, policies, and restrictions of any Fund under the management of such Sub-Adviser.
The Trust received an exemptive order from the Commission on April 28, 1998 (Investment Company Act of 1940 Release No. 23133, File No. 812-10764) (the “Manager of Managers Order”) that permits the Adviser, subject to certain conditions, including approval of the NVIT Board of Trustees, and without the approval of shareholders, to: (i) select a new Sub-Adviser or additional Sub-Adviser for each Fund; (ii) terminate any existing Sub-Adviser and/or replace the Sub-Adviser; (iii) enter into new Sub-Advisory Agreements1 and/or materially modify the terms of, or terminate, any existing Sub-Advisory Agreement; and (iv) allocate and reallocate a Fund’s assets among the Adviser and one or more Sub-Advisers.
If a new Sub-Adviser is retained for a Fund, Contract owners would receive all information about the new Sub-Adviser that would be included in a proxy statement, including any change in disclosure caused by the addition of a new Sub-Adviser.

1 Relating to the Trust, the Adviser will not enter into any Sub-Advisory Agreement with any Sub-Adviser that is an “affiliated person,” as defined in Section 2(a)(3) of the 1940 Act, of the Trust or the Adviser, other than by reason of serving as a Sub-Adviser to a Fund, without such Sub-Advisory Agreement, including the compensation to be paid thereunder, being approved by the unit holders of any separate account for which that Fund serves as a funding medium.

C.           The Contracts
The Contracts are registered under the 1933 Act, as indicated in Section II.A.3. of this Amended Application.  The registration statements on file with the Commission detail the terms and conditions, as well as the expense structures, of each Contract.
The Contracts can be issued as individual or group contracts, with participants of group contracts acquiring certain ownership rights as described in the group contract or the plan documents.  Contract owners and participants in group contracts (each a “Contract Owner”) may allocate some or all of their Contract value to one or more sub-accounts available as investment options under the Contract.  Each such sub-account corresponds to an underlying mutual fund in which the Separate Account invests.  Additionally, the Contract Owner may, if provided for under the Contract, allocate some or all of their Contract value to a fixed account and/or Guaranteed Term Option, both of which are supported by the assets of the Insurance Company’s general account.
Each Contract permits the Contract Owner to transfer Contract value from one sub-account to another sub-account available under the Contract at any time, subject to certain restrictions and charges described in the prospectuses for the Contracts.  To the extent that the Contracts contain restrictions or limitations on a Contract Owner’s right to transfer, such restrictions or limitations will not apply in connection with the proposed Substitutions.
All of the Replacement Funds that correspond to the Existing Funds (both defined herein) are available as underlying investment options in the Contracts.
Each Contract’s prospectus contains provisions reserving the Insurance Company’s right to substitute shares of one underlying mutual fund for shares of another underlying mutual fund already purchased or to be purchased in the future if either of the following occurs: (i) shares of a current underlying mutual fund are no longer available for investment by the Separate Account; or (ii) in the judgment of the Insurance Company’s management, further investment in such underlying mutual fund is inappropriate in view of the purposes of the Contract.  Each Insurance Company’s management has determined that further investment in the Existing Funds is no longer appropriate in view of the purposes of the Contracts.

III. THE PROPOSED SUBSTITUTIONS
A.           Proposed Substitutions
Each of the Insurance Companies, on its own behalf and on behalf of its Separate Accounts, proposes to exercise its contractual right to substitute a different underlying mutual fund for one of the current underlying mutual funds available under the Contracts.  In particular, the Section 26 Applicants request an order from the Commission pursuant to Section 26(c) of the 1940 Act approving the proposed Substitutions of shares of the following Funds of the Trust (the “Replacement Funds”) for shares of the corresponding underlying mutual funds (the “Existing Funds”), as shown in the following table:
Ref. No.	Existing Funds	Replacement Funds
1	AIM Variable Insurance Funds – AIM V.I. Basic Value Fund: Series I Shares	NVIT – NVIT Multi-Manager Large Cap Value Fund: Class I
2	AIM Variable Insurance Funds – AIM V.I. Basic Value Fund: Series II Shares	NVIT – NVIT Multi-Manager Large Cap Value Fund: Class II
3	AIM Variable Insurance Funds – AIM V.I. Large Cap Growth Fund: Series I Shares	NVIT – NVIT Multi-Manager Large Cap Growth Fund: Class I
4	American Century Variable Portfolios, Inc. – American Century VP Capital Appreciation Fund: Class I	NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class I
5	American Century Variable Portfolios, Inc. – American Century VP International Fund: Class I	NVIT – NVIT Multi-Manager International Growth Fund: Class III
6	American Century Variable Portfolios, Inc. – American Century VP International Fund: Class II	NVIT – NVIT Multi-Manager International Growth Fund: Class VI

(continued)

Ref. No.	Existing Funds	Replacement Funds
7	American Century Variable Portfolios, Inc. – American Century VP International Fund: Class III	NVIT – NVIT Multi-Manager International Growth Fund: Class III
8	American Century Variable Portfolios, Inc. – American Century VP International Fund: Class IV	NVIT – NVIT Multi-Manager International Growth Fund: Class VI
9	American Century Variable Portfolios, Inc. – American Century VP Ultra Fund: Class I	NVIT – NVIT Multi-Manager Large Cap Growth Fund: Class I
10	American Century Variable Portfolios, Inc. – American Century VP Ultra Fund: Class II	NVIT – NVIT Multi-Manager Large Cap Growth Fund: Class II
11	American Century Variable Portfolios, Inc. – American Century VP Vista Fund: Class I	NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class I
12	American Century Variable Portfolios, Inc. – American Century VP Vista Fund: Class II	NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class I
13	American Century Variable Portfolios, Inc. – American Century VP Vista Fund: Class II	NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class II
14	Credit Suisse Trust – International Equity Flex I Portfolio (formerly, International Focus Portfolio)	NVIT – Gartmore NVIT International Equity Fund: Class I
15	Credit Suisse Trust – International Equity Flex I Portfolio (formerly, International Focus Portfolio)	NVIT – Gartmore NVIT International Equity Fund: Class III
16	Federated Insurance Series – Federated Quality Bond Fund II: Primary Shares	NVIT – NVIT Core Bond Fund: Class I
17	Federated Insurance Series – Federated Quality Bond Fund II: Service Shares	NVIT – NVIT Core Bond Fund: Class II
18	Franklin Templeton Variable Insurance Products Trust – Templeton Developing Markets Securities Fund: Class 3	NVIT – Gartmore NVIT Emerging Markets Fund: Class III
19	Franklin Templeton Variable Insurance Products Trust – Templeton Developing Markets Securities Fund: Class 3	NVIT – Gartmore NVIT Emerging Markets Fund: Class VI
20	Janus Aspen Series – INTECH Risk-Managed Core Portfolio: Service Shares	NVIT – NVIT Nationwide Fund: Class I
21	Janus Aspen Series – INTECH Risk-Managed Core Portfolio: Service Shares	NVIT – NVIT Nationwide Fund: Class II
22	Neuberger Berman Advisers Management Trust – AMT Growth Portfolio: I Class	NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class I
23	Neuberger Berman Advisers Management Trust – AMT Guardian Portfolio: I Class	NVIT – Neuberger Berman NVIT Multi Cap Opportunities Fund: Class I
24	Neuberger Berman Advisers Management Trust – AMT International Portfolio: S Class	NVIT – Gartmore NVIT International Equity Fund: Class III
25	Neuberger Berman Advisers Management Trust – AMT International Portfolio: S Class	NVIT – Gartmore NVIT International Equity Fund: Class VI
26	Neuberger Berman Advisers Management Trust – AMT Mid-Cap Growth Portfolio: I Class	NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class I
27	Neuberger Berman Advisers Management Trust – AMT Mid-Cap Growth Portfolio: S Class	NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class I
28	Neuberger Berman Advisers Management Trust – AMT Mid-Cap Growth Portfolio: S Class	NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class II

(continued)
Ref. No.	Existing Funds	Replacement Funds
29	Neuberger Berman Advisers Management Trust – AMT Partners Portfolio: I Class	NVIT – Neuberger Berman NVIT Multi Cap Opportunities Fund: Class I
30	Neuberger Berman Advisers Management Trust – AMT Regency Portfolio: S Class	NVIT – NVIT Multi-Manager Mid Cap Value Fund: Class II
31	T. Rowe Price Equity Series, Inc. – T. Rowe Price Limited Term Bond Portfolio: Class II	NVIT – NVIT Short Term Bond Fund: Class II
32	The Universal Institutional Funds, Inc. – Mid Cap Growth Portfolio: Class I	NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class I
33	The Universal Institutional Funds, Inc. – U.S. Real Estate Portfolio: Class I	NVIT – Van Kampen NVIT Real Estate Fund: Class I
34	The Universal Institutional Funds, Inc. – U.S. Real Estate Portfolio: Class II	NVIT – Van Kampen NVIT Real Estate Fund: Class II
35	Van Eck Worldwide Insurance Trust – Worldwide Emerging Markets Fund: Initial Class	NVIT – Gartmore NVIT Emerging Markets Fund: Class I
36	Van Eck Worldwide Insurance Trust – Worldwide Emerging Markets Fund: Initial Class	NVIT – Gartmore NVIT Emerging Markets Fund: Class III
37	Van Eck Worldwide Insurance Trust – Worldwide Emerging Markets Fund: Class R1	NVIT – Gartmore NVIT Emerging Markets Fund: Class III
38	Wells Fargo Advantage Variable Trust – Wells Fargo Advantage VT Discovery Fund	NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class I
39	Wells Fargo Advantage Variable Trust – Wells Fargo Advantage VT Discovery Fund	NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class II
40	Wells Fargo Advantage Variable Trust – Wells Fargo Advantage VT Opportunity Fund: Investor Class	NVIT – NVIT Multi-Manager Mid Cap Value Fund: Class II

The Section 26 Applicants have analyzed the proposed Substitutions and have determined, with respect to each of the proposed Substitutions, that the objectives and strategies of the Existing Fund are substantially the same in all material respects as the objectives and strategies of the corresponding Replacement Fund.
The Section 17 Applicants also request an order of the Commission pursuant to Section 17(b) of the 1940 Act exempting them from Section 17(a) of the 1940 Act to the extent necessary to permit them to carry out the In-Kind Transactions.

B.           Reasons for Substitutions
The Section 26Applicants propose the Substitutions as part of a continued and overall business plan by each Insurance Company to make its Contracts more attractive to both existing and prospective Contract Owners, and more efficient to administer and oversee.  The proposed Substitutions are a means of effectuating this plan, as indicated by the following factors:
1.           Consolidation of Overlapping Portfolios.  Analysis of the Contracts’ investment option menus has led to the identification of multiple instances of overlapping investment options.  The Section 26 Applicants believe that eliminating investment option redundancy via the proposed Substitutions would result in a more consolidated and less confusing menu of investment options for investors.  And since the proposed Substitutions involve consolidating duplicative investment options, the diversity of investment options available under the Contracts will not be adversely impacted.  Furthermore, this consolidation of investment options would result in greater efficiency in administration of the Contracts because there will be fewer investment options to support, resulting in the availability of resources to apply elsewhere to the Contracts.  Finally reducing overlapping investment options gives the Contracts the capacity to add other types of investment options.
2.           Simplification of the Investment Process.  The Section 26 Applicants submit that the Substitutions will, after implementation, simplify the prospectuses and related materials with respect to the Contracts and the investment options available through the Separate Accounts.  By reducing the number of underlying mutual funds and mutual fund complexes offered in the Contracts, the offering Insurance Company necessarily reduces the number of underlying mutual fund prospectuses and prospectus formats the Contract Owner must navigate.  Even after meeting the requirements of Form N1-A, there is still a wide variation in the presentation of material from one mutual fund complex to another making comparison of, and accessibility to, relevant information harder and more complicated for the investor.  By consolidating overlapping investment options into the Trust, the number of mutual fund complexes, and thus varying prospectus formats, is reduced, simplifying the investment decision process for Contract Owners.  The Section 26 Applicants believe that the proposed Substitutions will continue to provide Contract Owners with access to quality investment managers and a large variety of investment options, but will make the investment decision process more manageable for the investor by having the underlying fund disclosure presented in a consistent format using consistent terminology, making it easier for Contract Owners to analyze fund information and make informed investment decisions relating to allocation of his or her Contract value.
3.           Consistency (objectives and strategies).  The proposed Substitutions involve substituting a Replacement Fund for an Existing Fund with very similar, and in some cases substantially similar, investment objectives and investment strategies.  The Section 26 Applicants believe that these similarities will simplify the process of explaining the substitution process to Contract Owners, as well as the impact of the Substitutions on their particular Contract.
4.           Potential Reduction of Costs.  In cases where the Insurance Company offers overlapping underling mutual funds in its Contracts, the Insurance Company incurs extraneous administrative and operational expenses without providing incremental value to Contract Owners.  This is particularly true in situations where the Existing Funds have not attracted sufficient Contract Owner interest or have not achieved adequate performance to justify maintaining the Existing Funds as underlying mutual funds under the Contracts.  Thus, the Substitutions will enable the Insurance Companies to reduce certain costs that they incur in administering the Contracts by removing overlapping and/or unpopular and/or underperforming investment options.
5.           Same or Lower Net Operating Expenses.  Contract Owners with Contract value allocated to the sub-accounts of the Existing Funds will have the same or lower net operating expenses after the Substitutions as prior to the Substitutions.  In addition, the Trust has agreed to certain expense limits on the Replacement Funds, as described in Section III.D., to ensure that Contract Owners investing in affected underlying mutual funds incur the same or lower expense ratios for certain periods after the Substitutions.
6.           Improved Portfolio Manager Selection.  All of the proposed Substitutions would replace an outside underlying mutual fund with an underlying mutual fund of NVIT managed by NFA.  As indicated previously, the Trust employs a completely sub-advised strategy, whereby NFA, under its Manager of Managers Order, has the ability to appoint, dismiss, and replace Sub-Advisers and amend Sub-Advisory Agreements as necessary to seek optimal performance for the Fund.  This active management of the Sub-Advisers will enable NFA to actively manage performance and provide investors with state-of-the-art fund management through ongoing analyses and monitoring processes.  This sub-advised fund structure enables the Insurance Companies to more easily and effectively offer a continuously competitive menu of investment options to its existing and prospective Contract Owners.  The Section 26 Applicants anticipate this strategy will provide Contract Owners with enhanced fund performance.
7.           Simplified Contract Management and Administration.  Insurance companies are required, under provisions of the 1940 Act, to provide certain mailings and communications generated from their contracts’ investment options to investors.  Specifically, insurance companies must distribute prospectuses, prospectus supplements, and proxy materials to the beneficial owners of the units (i.e., the investors).  It is logical to conclude that the more mutual funds and the more mutual fund complexes that an annuity contract or insurance policy offers, the more of these administrative burdens the issuing insurance company must bear.  Off-cycle communications are costly for the issuing insurance company to support due to mailing and administrative expenses.
As noted above, each of the Substitutions will replace at least one outside underlying mutual fund with an underlying mutual fund of the Trust.  The proposed Substitutions will result in a decrease of the number of different underlying mutual funds and mutual fund complexes offered in the Contracts.  The Section 26 Applicants anticipate that this will result in lower administrative costs for the Insurance Companies, which could result in resources being reallocated to providing other Contract Owner services and support, and an overall more efficient product offering.  Specifically, with fewer third-party underlying mutual fund providers, customer mailings (e.g., supplements) will be fewer and more coordinated due to the fact that the primary underlying mutual fund provider will be an affiliate of the Insurance Companies with knowledge of the Insurance Companies’ mailing timelines and other administrative constraints.  Additionally, the mailings will be easier for the Contract Owners to understand because the information provided will be more consistent, making it easier for the Contract owner to evaluate the investment options available in their Contract.  By providing fewer and clearer customer mailings, the customers benefit by receiving more consistent communications and the Insurance Companies benefit from the cost savings associated with aggregating and scheduling the mailings.

The Section 26 Applicants also anticipate that the Substitutions will result in benefits to both the Insurance Companies and Contract Owners in relation to compliance with the requirements of Rule 22c-2 under the 1940 Act.  Rule 22c-2 requires, among other things, that each fund enter into a shareholder information agreement with each financial intermediary with whom the fund transacts.  Per rule requirements, the shareholder information agreement requires the financial intermediary to provide certain transaction-related information to the fund, and also to implement any instructions from the fund to restrict or prohibit purchases or exchanges of fund shares by any shareholder who has been identified by the fund as violating its frequent trading or other policies.  The Insurance Companies, via the Separate Accounts, fall within the definition of financial intermediary, making them subject to the requirements of the rule.  Thus, for each fund that the Insurance Companies offer in the Contracts, a shareholder information agreement is negotiated, executed, and administered.  Because each fund complex has unique trading policies and restrictions, insurance companies that offer funds from multiple fund complexes expend a great deal of resources providing transaction-related reports to the fund complexes.
The proposed Substitutions were designed to consolidate third-party funds into the Trust, which will benefit both the Insurance Companies and Contract Owners with respect to the requirements of Rule 22c-2.  Implementation of the proposed Substitutions will reduce Rule 22c-2 burdens on the Insurance Companies by reducing the number of fund complexes offered in the Contracts, thereby reducing the administrative burdens of providing transaction-related information to multiple fund complexes in different formats and frequencies, and perhaps being subject to varying trade restrictions on the Contracts.  Implementation of the proposed Substitutions will also benefit Contract Owners by reducing the number of fund complexes offered in the Contracts, which, in turn, will reduce the number and potential for variation of trade policies that Contract Owners must navigate and understand.
8.           Increased Influence in Portfolio Management and Administration.  As noted above, the proposed Substitutions will replace each third party fund with a Replacement Fund that is part of the Trust.  Funds of the Trust are generally only available through the variable insurance products offered by the Insurance Companies.  This limited distribution enables the Trust’s Board of Trustees to have greater sensitivity to the needs of the Insurance Companies and its Contract Owners.  The proposed Substitutions will also provide the Insurance Companies with more influence over the administrative aspects of the Funds, while continuing to provide Contract Owners with the benefit of third party asset management.  This influence enables the Insurance Companies to have input into the pace and timing of Fund changes, which can result in decreased administrative costs and Contract Owner confusion.
9.           No Expense to Contract Owners.  Finally, the Substitutions are designed to provide Contract Owners with the ability to continue their investment in similar investment options without interruption and at no additional cost to them.  In this regard, the Insurance Companies have agreed to bear all expenses incurred in connection with the Substitutions and related filings and notices, including legal, accounting, brokerage, and other fees and expenses.  On the Substitution date, the Contract value of each Contract Owner impacted by the Substitutions will not change as a result of the Substitutions (but may change as a result of normal market movement).  In addition, the net expense ratios of the Replacement Funds, as set forth below, are expected to be the same as or lower than those of the Existing Funds.

C.          Description and Comparisons of the Portfolios
              Following is a description and comparison of the relevant attributes of each Existing

Fund and its corresponding proposed Replacement Fund.  References to 12b-1 Fees throughout this Amended Application mean the maximum 12b-1 Fee that could be assessed by the particular fund, except with regard to the Franklin Templeton Variable Insurance Products Trust - Templeton Developing Markets Securities Fund: Class 3.

1.           AIM Variable Insurance Funds – AIM V.I. Basic Value Fund: Series I Shares replaced by NVIT – NVIT Multi-Manager Large Cap Value Fund: Class I
	Existing Fund	Replacement Fund
	AIM Variable Insurance Funds – AIM V.I. Basic Value Fund: Series I Shares	NVIT – NVIT Multi-Manager Large Cap Value Fund: Class I
Adviser:	AIM Advisors, Inc.	Nationwide Fund Advisors
Sub-adviser:	N/A	Goldman Sachs Asset Management, L.P. Wellington Management Company, LLP Deutsche Asset Management
Investment Objective:	Long-term growth of capital.	Long-term capital growth.
Investment Strategy:
The fund seeks to meet this objective by investing, normally, at least 65% of its total assets in equity securities of U.S. issuers that have market capitalizations in excess of $5 billion. In complying with the fund's 65% investment requirement, the fund will invest primarily in marketable equity securities the portfolio managers believe have the potential for capital growth, and its investments may include synthetic and derivative instruments.  Synthetic and derivative instruments are investments that have economic characteristics similar to the fund's direct investments. Synthetic and derivative instruments that the fund may invest in include futures contracts, option contracts, and equity linked derivatives. Synthetic and derivative instruments may have the effect of leveraging the fund's portfolio.
In selecting securities, the portfolio managers emphasize the following characteristics, although not all investments will have these attributes:
•Buy businesses trading at a significant discount to portfolio managers’ estimate of intrinsic value. A company’s market price must generally offer 50% appreciation potential to estimated intrinsic value over a 2 to 3 year time period.
•Emphasize quality businesses with potential to grow intrinsic value over time. They seek established companies which they believe have solid growth prospects, the ability to earn an attractive return on invested capital and a management team that exhibits intelligent capital allocation skills.
They estimate a company’s intrinsic value primarily by taking the present value of projected future free cash flows (i.e. the excess cash generated by the business after considering all cash inflows and outflows to operate the business). They believe this intrinsic value represents the fair economic worth of the business and a value that an informed buyer would pay to acquire the entire company for cash. They check this valuation method with long-run absolute valuation characteristics (including price-to-earnings ratio and price-to-book value ratio) adjusted for the prevailing inflation and interest rate environment.
The portfolio managers will consider selling a security to capitalize on a more attractive investment opportunity, if a security is trading significantly above the portfolio managers’ estimate of intrinsic value or if there is a permanent, fundamental deterioration in business prospects that results in inadequate upside potential to estimated intrinsic value. The portfolio managers seek to achieve strong long-term performance by constructing a diversified portfolio of typically 40-60 stocks that offers value content greater than the broad market, as measured by the portfolio’s aggregate discount to the portfolio managers’ estimated intrinsic value of the portfolio. The investment process is fundamental in nature and focused on individual companies as opposed to macro economic forecasts or specific industry exposure. The portfolio construction process is intended to preserve and grow the estimated intrinsic value of the fund’s portfolio rather than mirror the composition or sector weights of any benchmark.
The fund may also invest up to 25% of its total assets in foreign securities.
The fund’s investments in the types of securities described in this prospectus vary from time to time, and at any time, the fund may not be invested in all types of securities described in this prospectus. Any percentage limitations with respect to assets of the fund are applied at the time of purchase.
The fund typically maintains a portion of its assets in cash, which is generally invested in money market funds advised by the fund’s advisor. The fund holds cash to handle its daily cash needs, which include payment of fund expenses, redemption requests and securities transactions. The amount of cash held by the fund may increase if the fund takes a temporary defensive position. The fund may take a temporary defensive position when it receives unusually large redemption requests, or if there are inadequate investment opportunities due to adverse market, economic, political or other conditions. A larger amount of cash could negatively affect the fund’s investment results in a period of rising market prices; conversely it could reduce the magnitude of a fund’s loss in the event of falling market prices and provide liquidity to make additional investments or to meet redemptions. As a result, the fund may not achieve its investment objective.

Under normal circumstances, the Fund invests at least 80% of the value of its net assets in equity securities issued by large-cap companies, utilizing a value style of investing. In other words, the Fund seeks companies whose stock price may not reflect the company’s value. Equity securities in which the Fund invests are primarily common stock, although they may include other equity securities, such as preferred stock or convertible securities. The Fund may also invest in equity securities of large-cap companies that are located outside the United States, and in derivatives, such as futures, options, swaps and other hybrid financial instruments. The Fund consists of three sleeves, or portions, managed by different subadvisers. Nationwide Fund Advisors (“NFA”) is the Fund’s investment adviser and selects the Fund’s subadvisers and monitors their performance on an ongoing basis. The subadvisers have been chosen because they approach investing in large-cap securities in a different manner from each other, and NFA believes that diversification among securities and investment styles could increase the potential for investment return and potentially reduce risk and volatility.
Pursuant to a Manager-of-Managers Exemptive Order that the Trust received from the Securities and Exchange Commission, NFA may allocate and reallocate Fund assets to or among unaffiliated subadvisers at any time, subject to the approval of the Board of Trustees of the Trust. In addition, certain subadvisers may have limits as to the amount of assets that the subadviser will manage.
The three sleeves are each managed as follows:
GOLDMAN SACHS ASSET MANAGEMENT, L.P. (“GSAM”) – seeks to identify quality businesses selling at compelling valuations through intensive, firsthand fundamental research. Business quality, conservative valuation, and thoughtful portfolio construction are the key elements to GSAM’s value approach. GSAM believes that businesses represent compelling value when market uncertainty exists and/or their economic value is not recognized by the market. GSAM believes that businesses exhibiting quality have sustainable operating or competitive advantages, excellent stewardship of capital, the capability to earn above their cost of capital, and/or strong or improving balance sheets and cash flow.
WELLINGTON MANAGEMENT COMPANY, LLP (“WELLINGTON”) – seeks to outperform the Fund’s benchmark index over time. Wellington uses a contrarian approach, investing in solid companies whose current fundamentals and stock prices are depressed relative to their longer-term expectations. Investment decisions are based on bottom-up, fundamental research to take advantage of short- and intermediate-term price dislocations to purchase good companies with attractive long-term growth prospects at significant discounts to long-term fair value.
DEUTSCHE ASSET MANAGEMENT (“DEUTSCHE”) uses quantitative techniques to select stocks of companies that have been sound historically but which are temporarily out of favor. Deutsche then compares these stocks to other companies within the same industry group, based on current and historical data, including but not limited to measures of how expensive a stock is, earnings growth potential and market sentiment.  Deutsche believes that this enables its portfolio managers to assign expected levels of return to those stocks. Next, the portfolio managers use a quantitative model to build a portfolio of stocks from these rankings that they believe provides the appropriate balance between risk and expected return.

Principal Risks:
There is a risk that you could lose all or a portion of your investment in the fund. The value of your investment in the fund will go up and down with the prices of the securities in which the fund invests. The prices of equity securities change in response to many factors, including historical and prospective earnings of the issuer, the value of its assets, general economic conditions, interest rates, investor perceptions and market liquidity.
The principal risks of investing in the fund are:
Market Risk—The prices of and the income generated by securities held by the fund may decline in response to certain events, including those directly involving the companies whose securities are owned by the fund; general economic and market conditions; regional or global economic instability; and currency and interest rate fluctuations.
Value Investing Risk—Value stocks can react differently to issuer, political, market and economic developments than the market as a whole and other types of stocks. Value stocks tend to be currently out-of-favor with many investors and can continue to be undervalued for long periods of time and may not ever realize their full value.
Equity Securities Risk—The prices of equity securities change in response to many factors including the historical and prospective earnings of the issuer, the value of its assets, general economic conditions, interest rates, investor perceptions, and market liquidity.
Foreign Securities Risk—The dollar value of the fund’s foreign investments will be affected by changes in the exchange rates between the dollar and the currencies in which those investments are traded. The value of the fund’s foreign investments may be adversely affected by political and social instability in their home countries, by changes in economic or taxation policies in those countries, or by the difficulty in enforcing obligations in those countries. Foreign companies generally may be subject to less stringent regulations than U.S. companies, including financial reporting requirements and auditing and accounting controls. As a result, there generally is less publicly available information about foreign companies than about U.S. companies. Trading in many foreign securities may be less liquid and more volatile than U.S. securities due to the size of the market or other factors.
Derivatives Risk—The value of ‘‘derivatives’’—so-called because their value ‘‘derives’’ from the value of an underlying asset (including an underlying security), reference rate or index—may rise or fall more rapidly than other investments. For some derivatives, it is possible to lose more than the amount invested in the derivative. Derivatives may be used to create synthetic exposure to an underlying asset or to hedge a portfolio risk. If the fund uses derivatives to ‘‘hedge’’ a portfolio risk, it is possible that the hedge may not succeed. This may happen for various reasons, including unexpected changes in the value of the rest of the fund’s portfolio. Over the counter derivatives are also subject to counterparty risk, which is the risk that the other party to the contract will not fulfill its contractual obligation to complete the transaction with the fund.
Leverage Risk—The use of derivatives may give rise to a form of leverage. Leverage may cause the fund’s portfolio to be more volatile than if the portfolio had not been leveraged because leverage can exaggerate the effect of any increase or decrease in the value of securities held by the fund.
Limited Number of Holdings Risk—Because a large percentage of the fund’s assets may be in a limited number of securities, a change in the value of these securities could significantly affect the value of your investments in the fund.
Management Risk—There is no guarantee that the investment techniques and risk analyses used by the fund’s portfolio managers will produce the desired results.
An investment in the fund is not a deposit in a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

The Fund cannot guarantee that it will achieve its investment objective.  As with any mutual fund, the value of the Fund’s investments – and therefore, the value of Fund shares – may fluctuate. These changes may occur because of:
Stock market risk – the Fund could lose value if the individual stocks in which it invests or overall stock markets in which such stocks trade go down.
Value style risk – over time, a value investing style may go in and out of favor, causing the Fund to sometimes underperform other equity funds that use different investing styles. Value stocks can react differently to issuer, political, market and economic developments than the market overall and other types of stocks. In addition, the Fund’s value approach carries the risk that the market will not recognize a security’s intrinsic value for a long time or that a stock judged to be undervalued may actually be appropriately priced.
Derivatives risk – derivatives can disproportionately increase losses and reduce opportunities for gains when the security prices, interest rates, currency values, or other such measures underlying derivatives change in unexpected ways. They also present default risks if the counterparty to a derivatives contract fails to fulfill its obligations to the Fund.
Foreign securities risk – foreign securities may be more volatile, harder to price and less liquid than U.S. securities.  The prices of foreign securities may be further affected by other factors, such as changes in the exchange rates between the dollar and the currencies in which the securities are traded.
Multi-manager risk – while NFA, as the Fund’s investment adviser, monitors each subadviser and the overall management of the Fund, each subadviser makes investment decisions independently from NFA and the other subadvisers. It is possible that the security selection process of one subadviser will not complement that of the other subadvisers. As a result, the Fund’s exposure to a given security, industry sector or market capitalization could be smaller or larger than if the Fund were managed by a single subadviser, which could affect the Fund’s performance.
Portfolio turnover risk – a higher portfolio turnover rate increases transaction costs and as a result may adversely impact the Fund’s performance and may increase share price volatility.
If the value of the Fund’s investments goes down, you may lose money.

Management Fees	0.68%2	0.65%
12b-1 Fees	0.00%	0.00%
Other Expenses	0.35%	0.37%3
Total Gross Expenses	1.03%	1.02%
Waivers/Reimbursements	0.00%4	0.10%5
Total Net Expenses	1.03%	0.92%
Total Fund Assets by Share Class (as of 5-20-2009)	$170,274,153	$219,186
Performance History (as of 3-31-2009)
3 Mo.	-10.24%	-11.34%
1 Yr.	-50.57%	-39.37%
3 Yrs.	-22.03%	N/A
5 Yrs.	-10.75%	N/A
10 Yrs.	N/A	N/A

The percentage of the Existing Fund’s assets for Series I Shares that will be transferred to the Replacement Fund pursuant to the Substitution is approximately 2% as of 3/31/09.  This comprises approximately 1% of the Existing Fund’s total assets as of 3/31/09.

2 Through April 30, 2010, the fund's advisor has contractually agreed to waive a portion of its advisory fees to the extent necessary so that the advisory fees payable by the fund do not exceed a specified maximum annual advisory fee rate, wherein the fee rate is based upon average net asset levels as follows:
0.695% of the first $250 million
0.67% of the next $250 million
0.645% of the next $500 million
0.62% of the next $1.5 billion
0.595% of the next $2.5 billion
0.57% of the next $2.5 billion
0.545% of the next $2.5 billion
0.52% of the excess over $10 billion.

3 “Other Expenses” include administrative services fees which currently are 0.15%, but which are permitted to be as high as 0.25%.  The full 0.25% in administrative services fees is not reflected in “Other Expenses” at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of administrative services fees were charged, total operating expenses (after fee waivers/expense reimbursements) would be 1.02%.

4 The fund's advisor has contractually agreed to waive advisory fees and/or reimburse expenses to the extent necessary to limit Total Annual Fund Operating Expenses (excluding certain items discussed below) to 1.30% of average daily net assets. In determining the advisor's obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the Total Annual Fund Operating Expenses to exceed the number reflected above: (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary items; (v) expenses related to a merger or reorganization, as approved by the fund's Board of Trustees; and (vi) expenses that the fund has incurred but did not actually pay because of an expense offset arrangement. Currently, the expense offset arrangements from which the fund may benefit are in the form of credits that the fund receives from banks where the fund or its transfer agent has deposit accounts in which it holds uninvested cash.  These credits are used to pay certain expenses incurred by the fund. This expense limitation agreement is in effect through at least April 30, 2010.

5 The Trust and the Adviser have entered into a written contract limiting operating expenses to 0.77% until May 1, 2010. This limit excludes certain Fund expenses, including interest, taxes, brokerage commissions, Rule 12b-1 fees, fees paid pursuant to an Administrative Services Plan, short sale dividend expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles and other non-routine expenses not incurred in the ordinary course of the Fund’s business. The Trust is authorized to reimburse the Adviser for management fees previously waived or reduced and/or for expenses previously paid by the Adviser, provided, however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement.

Shareholder approval of reliance on the discretion provided by the Manager of Managers Order (discussed in Section II.B.) was received on or about March 24, 2008, at which time total Fund assets were $16,700,000.
The Section 26 Applicants believe that the AIM Variable Insurance Funds – AIM V.I. Basic Value Fund and the NVIT – NVIT Multi-Manager Large Cap Value Fund have similar investment objectives and substantially similar policies and risks.  The NVIT – NVIT Multi-Manager Large Cap Value Fund states that it will invest at least 80% of assets in Large Cap stocks.  The AIM Variable Insurance Funds – AIM V.I. Basic Value Fund will invest at least 65% of assets in companies with market capitalization of above $5 billion.  Both funds allow for the use of synthetic securities and foreign securities.  The AIM Variable Insurance Funds – AIM V.I. Basic Value Fund caps its exposure to foreign securities at 25% of assets.  The AIM Variable Insurance Funds – AIM V.I. Basic Value Fund also is specific as to the number of holdings in which they will invest (40-60 stocks).  The AIM Variable Insurance Funds – AIM V.I. Basic Value Fund did not hold any derivatives securities as of 9/30/08, the most recent date available in Morningstar Direct as of 12/3/08, but did hold 10% of its net assets in foreign securities.  The NVIT – NVIT Multi-Manager Large Cap Value Fund does not have a cap on its exposure to foreign securities and is silent on the number of holdings in which they will typically invest.  As of 8/31/08, the most recent date available in Morningstar Direct as of 12/3/08, the NVIT – NVIT Multi-Manager Large Cap Value Fund did not hold any derivatives securities, but did hold 8% of its net assets in foreign securities.
Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.

This proposed Substitution will impact the following Contracts:
Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide Provident VLI Separate Account 1	811-04460	033-42133	C000026802
Nationwide Provident VLI Separate Account 1	811-04460	333-82613	C000026806
Nationwide Provident VLI Separate Account A	811-08722	333-67775	C000026808
Nationwide Provident VLI Separate Account A	811-08722	333-71763	C000026803
Nationwide Provident VLI Separate Account A	811-08722	333-82611	C000026807
Nationwide Provident VLI Separate Account A	811-08722	333-84475	C000026801
Nationwide Variable Account-14	811-21205	333-104339	C000017946
Nationwide VL Separate Account-G	811-21697	333-121878	C000025954
Nationwide VL Separate Account-G	811-21697	333-140608	C000047649
Nationwide VLI Separate Account-2	811-05311	033-42180	C000025924
Nationwide VLI Separate Account-2	811-05311	033-62795	C000025923
Nationwide VLI Separate Account-4	811-08301	333-31725	C000025928
Nationwide VLI Separate Account-4	811-08301	333-31725	C000026839
Nationwide VLI Separate Account-4	811-08301	333-52615	C000025936
Nationwide VLI Separate Account-4	811-08301	333-52617	C000025932
Nationwide VLI Separate Account-4	811-08301	333-52617	C000025933
Nationwide VLI Separate Account-4	811-08301	333-69160	C000025937
Nationwide VLI Separate Account-4	811-08301	333-69160	C000025938
Nationwide VLI Separate Account-4	811-08301	333-83010	C000025929
Nationwide VLI Separate Account-4	811-08301	333-83010	C000025930
Nationwide VLI Separate Account-4	811-08301	333-94037	C000025934
Nationwide VLI Separate Account-4	811-08301	333-94037	C000025935
Nationwide VLI Separate Account-7	811-21610	333-117998	C000025943
Nationwide VLI Separate Account-7	811-21610	333-121879	C000025944

2.           AIM Variable Insurance Funds – AIM V.I. Basic Value Fund: Series II Shares replaced by NVIT – NVIT Multi-Manager Large Cap Value Fund: Class II
	Existing Fund	Replacement Fund
	AIM Variable Insurance Funds – AIM V.I. Basic Value Fund: Series II Shares	NVIT – NVIT Multi-Manager Large Cap Value Fund: Class II
Adviser:	AIM Advisors, Inc.	Nationwide Fund Advisors
Sub-adviser:	N/A	Goldman Sachs Asset Management, L.P. Wellington Management Company, LLP Deutsche Asset Management
Investment Objective:	Long-term growth of capital.	Long-term capital growth.
Investment Strategy:
The fund seeks to meet this objective by investing, normally, at least 65% of its total assets in equity securities of U.S. issuers that have market capitalizations in excess of $5 billion. In complying with the fund's 65% investment requirement, the fund will invest primarily in marketable equity securities the portfolio managers believe have the potential for capital growth, and its investments may include synthetic and derivative instruments.  Synthetic and derivative instruments are investments that have economic characteristics similar to the fund's direct investments. Synthetic and derivative instruments that the fund may invest in include futures contracts, option contracts, and equity linked derivatives. Synthetic and derivative instruments may have the effect of leveraging the fund's portfolio.  In selecting securities, the portfolio managers emphasize the following characteristics, although not all investments will have these attributes:
•Buy businesses trading at a significant discount to portfolio managers’ estimate of intrinsic value. A company’s market price must generally offer 50% appreciation potential to estimated intrinsic value over a 2 to 3 year time period.
•Emphasize quality businesses with potential to grow intrinsic value over time. They seek established companies which they believe have solid growth prospects, the ability to earn an attractive return on invested capital and a management team that exhibits intelligent capital allocation skills.
They estimate a company’s intrinsic value primarily by taking the present value of projected future free cash flows (i.e. the excess cash generated by the business after considering all cash inflows and outflows to operate the business). They believe this intrinsic value represents the fair economic worth of the business and a value that an informed buyer would pay to acquire the entire company for cash. They check this valuation method with long-run absolute valuation characteristics (including price-to-earnings ratio and price-to-book value ratio) adjusted for the prevailing inflation and interest rate environment.
The portfolio managers will consider selling a security to capitalize on a more attractive investment opportunity, if a security is trading significantly above the portfolio managers’ estimate of intrinsic value or if there is a permanent, fundamental deterioration in business prospects that results in inadequate upside potential to estimated intrinsic value. The portfolio managers seek to achieve strong long-term performance by constructing a diversified portfolio of typically 40-60 stocks that offers value content greater than the broad market, as measured by the portfolio’s aggregate discount to the portfolio managers’ estimated intrinsic value of the portfolio. The investment process is fundamental in nature and focused on individual companies as opposed to macro economic forecasts or specific industry exposure. The portfolio construction process is intended to preserve and grow the estimated intrinsic value of the fund’s portfolio rather than mirror the composition or sector weights of any benchmark.
The fund may also invest up to 25% of its total assets in foreign securities.
The fund’s investments in the types of securities described in this prospectus vary from time to time, and at any time, the fund may not be invested in all types of securities described in this prospectus. Any percentage limitations with respect to assets of the fund are applied at the time of purchase.
The fund typically maintains a portion of its assets in cash, which is generally invested in money market funds advised by the fund’s advisor. The fund holds cash to handle its daily cash needs, which include payment of fund expenses, redemption requests and securities transactions. The amount of cash held by the fund may increase if the fund takes a temporary defensive position. The fund may take a temporary defensive position when it receives unusually large redemption requests, or if there are inadequate investment opportunities due to adverse market, economic, political or other conditions. A larger amount of cash could negatively affect the fund’s investment results in a period of rising market prices; conversely it could reduce the magnitude of a fund’s loss in the event of falling market prices and provide liquidity to make additional investments or to meet redemptions. As a result, the fund may not achieve its investment objective.

Under normal circumstances, the Fund invests at least 80% of the value of its net assets in equity securities issued by large-cap companies, utilizing a value style of investing. In other words, the Fund seeks companies whose stock price may not reflect the company’s value. Equity securities in which the Fund invests are primarily common stock, although they may include other equity securities, such as preferred stock or convertible securities. The Fund may also invest in equity securities of large-cap companies that are located outside the United States, and in derivatives, such as futures, options, swaps and other hybrid financial instruments. The Fund consists of three sleeves, or portions, managed by different subadvisers. Nationwide Fund Advisors (“NFA”) is the Fund’s investment adviser and selects the Fund’s subadvisers and monitors their performance on an ongoing basis. The subadvisers have been chosen because they approach investing in large-cap securities in a different manner from each other, and NFA believes that diversification among securities and investment styles could increase the potential for investment return and potentially reduce risk and volatility.
Pursuant to a Manager-of-Managers Exemptive Order that the Trust received from the Securities and Exchange Commission, NFA may allocate and reallocate Fund assets to or among unaffiliated subadvisers at any time, subject to the approval of the Board of Trustees of the Trust. In addition, certain subadvisers may have limits as to the amount of assets that the subadviser will manage.
The three sleeves are each managed as follows:
GOLDMAN SACHS ASSET MANAGEMENT, L.P. (“GSAM”) – seeks to identify quality businesses selling at compelling valuations through intensive, firsthand fundamental research. Business quality, conservative valuation, and thoughtful portfolio construction are the key elements to GSAM’s value approach. GSAM believes that businesses represent compelling value when market uncertainty exists and/or their economic value is not recognized by the market. GSAM believes that businesses exhibiting quality have sustainable operating or competitive advantages, excellent stewardship of capital, the capability to earn above their cost of capital, and/or strong or improving balance sheets and cash flow.
WELLINGTON MANAGEMENT COMPANY, LLP (“WELLINGTON”) – seeks to outperform the Fund’s benchmark index over time. Wellington uses a contrarian approach, investing in solid companies whose current fundamentals and stock prices are depressed relative to their longer-term expectations. Investment decisions are based on bottom-up, fundamental research to take advantage of short- and intermediate-term price dislocations to purchase good companies with attractive long-term growth prospects at significant discounts to long-term fair value.
DEUTSCHE ASSET MANAGEMENT (“DEUTSCHE”) uses quantitative techniques to select stocks of companies that have been sound historically but which are temporarily out of favor. Deutsche then compares these stocks to other companies within the same industry group, based on current and historical data, including but not limited to measures of how expensive a stock is, earnings growth potential and market sentiment.  Deutsche believes that this enables its portfolio managers to assign expected levels of return to those stocks. Next, the portfolio managers use a quantitative model to build a portfolio of stocks from these rankings that they believe provides the appropriate balance between risk and expected return.

Principal Risks:
There is a risk that you could lose all or a portion of your investment in the fund. The value of your investment in the fund will go up and down with the prices of the securities in which the fund invests. The prices of equity securities change in response to many factors, including historical and prospective earnings of the issuer, the value of its assets, general economic conditions, interest rates, investor perceptions and market liquidity.
The principal risks of investing in the fund are:
Market Risk—The prices of and the income generated by securities held by the fund may decline in response to certain events, including those directly involving the companies whose securities are owned by the fund; general economic and market conditions; regional or global economic instability; and currency and interest rate fluctuations.
Value Investing Risk—Value stocks can react differently to issuer, political, market and economic developments than the market as a whole and other types of stocks. Value stocks tend to be currently out-of-favor with many investors and can continue to be undervalued for long periods of time and may not ever realize their full value.
Equity Securities Risk—The prices of equity securities change in response to many factors including the historical and prospective earnings of the issuer, the value of its assets, general economic conditions, interest rates, investor perceptions, and market liquidity.
Foreign Securities Risk—The dollar value of the fund’s foreign investments will be affected by changes in the exchange rates between the dollar and the currencies in which those investments are traded. The value of the fund’s foreign investments may be adversely affected by political and social instability in their home countries, by changes in economic or taxation policies in those countries, or by the difficulty in enforcing obligations in those countries. Foreign companies generally may be subject to less stringent regulations than U.S. companies, including financial reporting requirements and auditing and accounting controls. As a result, there generally is less publicly available information about foreign companies than about U.S. companies. Trading in many foreign securities may be less liquid and more volatile than U.S. securities due to the size of the market or other factors.
Derivatives Risk—The value of ‘‘derivatives’’—so-called because their value ‘‘derives’’ from the value of an underlying asset (including an underlying security), reference rate or index—may rise or fall more rapidly than other investments. For some derivatives, it is possible to lose more than the amount invested in the derivative. Derivatives may be used to create synthetic exposure to an underlying asset or to hedge a portfolio risk. If the fund uses derivatives to ‘‘hedge’’ a portfolio risk, it is possible that the hedge may not succeed. This may happen for various reasons, including unexpected changes in the value of the rest of the fund’s portfolio. Over the counter derivatives are also subject to counterparty risk, which is the risk that the other party to the contract will not fulfill its contractual obligation to complete the transaction with the fund.
Leverage Risk—The use of derivatives may give rise to a form of leverage. Leverage may cause the fund’s portfolio to be more volatile than if the portfolio had not been leveraged because leverage can exaggerate the effect of any increase or decrease in the value of securities held by the fund.
Limited Number of Holdings Risk—Because a large percentage of the fund’s assets may be in a limited number of securities, a change in the value of these securities could significantly affect the value of your investments in the fund.
Management Risk—There is no guarantee that the investment techniques and risk analyses used by the fund’s portfolio managers will produce the desired results.
An investment in the fund is not a deposit in a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

The Fund cannot guarantee that it will achieve its investment objective.  As with any mutual fund, the value of the Fund’s investments – and therefore, the value of Fund shares – may fluctuate. These changes may occur because of:
Stock market risk – the Fund could lose value if the individual stocks in which it invests or overall stock markets in which such stocks trade go down.
Value style risk – over time, a value investing style may go in and out of favor, causing the Fund to sometimes underperform other equity funds that use different investing styles. Value stocks can react differently to issuer, political, market and economic developments than the market overall and other types of stocks. In addition, the Fund’s value approach carries the risk that the market will not recognize a security’s intrinsic value for a long time or that a stock judged to be undervalued may actually be appropriately priced.
Derivatives risk – derivatives can disproportionately increase losses and reduce opportunities for gains when the security prices, interest rates, currency values, or other such measures underlying derivatives change in unexpected ways. They also present default risks if the counterparty to a derivatives contract fails to fulfill its obligations to the Fund.
Foreign securities risk – foreign securities may be more volatile, harder to price and less liquid than U.S. securities.  The prices of foreign securities may be further affected by other factors, such as changes in the exchange rates between the dollar and the currencies in which the securities are traded.
Multi-manager risk—while NFA, as the Fund’s investment adviser, monitors each subadviser and the overall management of the Fund, each subadviser makes investment decisions independently from NFA and the other subadvisers. It is possible that the security selection process of one subadviser will not complement that of the other subadvisers. As a result, the Fund’s exposure to a given security, industry sector or market capitalization could be smaller or larger than if the Fund were managed by a single subadviser, which could affect the Fund’s performance.
Portfolio turnover risk – a higher portfolio turnover rate increases transaction costs and as a result may adversely impact the Fund’s performance and may increase share price volatility.
If the value of the Fund’s investments goes down, you may lose money.

Management Fees	0.68%6	0.65%
12b-1 Fees	0.25%	0.25%
Other Expenses	0.35%	0.37%7
Total Gross Expenses	1.28%	1.27%
Waivers/Reimbursements	0.00%8	0.10%9
Total Net Expenses	1.28%	1.17%
Total Fund Assets by Share Class (as of 5-20-2009)	$143,356,370	$5,935,996
Performance History (as of 3-31-2009)
3 Mo.	-10.07%	-11.40%
1 Yr.	-50.56%	-39.55%
3 Yrs.	-22.15%	N/A
5 Yrs.	-10.93%	N/A
10 Yrs.	N/A	N/A

The percentage of the Existing Fund’s assets for Series II Shares that will be transferred to the Replacement Fund pursuant to the Substitution is approximately 19% as of 3/31/09.  This comprises approximately 9% of the Existing Fund’s total assets as of 3/31/09.

6 Through April 30, 2010, the fund's advisor has contractually agreed to waive a portion of its advisory fees to the extent necessary so that the advisory fees payable by the fund do not exceed a specified maximum annual advisory fee rate, wherein the fee rate is based upon average net asset levels as follows:
0.695% of the first $250 million
0.67% of the next $250 million
0.645% of the next $500 million
0.62% of the next $1.5 billion
0.595% of the next $2.5 billion
0.57% of the next $2.5 billion
0.545% of the next $2.5 billion
0.52% of the excess over $10 billion.

7 “Other Expenses” include administrative services fees which currently are 0.15%, but which are permitted to be as high as 0.25%.  The full 0.25% in administrative services fees is not reflected in “Other Expenses” at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of administrative services fees were charged, total operating expenses (after fee waivers/expense reimbursements) would be 1.27%.

8 The fund's advisor has contractually agreed to waive advisory fees and/or reimburse expenses to the extent necessary to limit Total Annual Fund Operating Expenses (excluding certain items discussed below) of Series II shares to 1.45% of average daily net assets. In determining the advisor's obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the Total Annual Fund Operating Expenses to exceed the number reflected above: (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary items; (v) expenses related to a merger or reorganization, as approved by the fund's Board of Trustees; and (vi) expenses that the fund has incurred but did not actually pay because of an expense offset arrangement. Currently, the expense offset arrangements from which the fund may benefit are in the form of credits that the fund receives from banks where the fund or its transfer agent has deposit accounts in which it holds uninvested cash. These credits are used to pay certain expenses incurred by the fund. This expense limitation agreement is in effect through at least April 30, 2010.

9 The Trust and the Adviser have entered into a written contract limiting operating expenses to 0.77% until May 1, 2010. This limit excludes certain Fund expenses, including interest, taxes, brokerage commissions, Rule 12b-1 fees, fees paid pursuant to an Administrative Services Plan, short sale dividend expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles and other non-routine expenses not incurred in the ordinary course of the Fund’s business. The Trust is authorized to reimburse the Adviser for management fees previously waived or reduced and/or for expenses previously paid by the Adviser, provided, however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement.

Shareholder approval of reliance on the discretion provided by the Manager of Managers Order (discussed in Section II.B.) was received on or about March 24, 2008, at which time total Fund assets were $16,700,000.
The Section 26 Applicants believe that the AIM Variable Insurance Funds – AIM V.I. Basic Value Fund and the NVIT – NVIT Multi-Manager Large Cap Value Fund have similar investment objectives and substantially similar policies and risks.  The NVIT – NVIT Multi-Manager Large Cap Value Fund states that it will invest at least 80% of assets in Large Cap stocks.  The AIM Variable Insurance Funds – AIM V.I. Basic Value Fund will invest at least 65% of assets in companies with market capitalization of above $5B.  Both funds allow for the use of synthetic securities and foreign securities.  The AIM Variable Insurance Funds – AIM V.I. Basic Value Fund caps its exposure to foreign securities at 25% of assets.  The AIM Variable Insurance Funds – AIM V.I. Basic Value Fund also is specific as to the number of holdings in which they will invest (40-60 stocks).  The AIM Variable Insurance Funds – AIM V.I. Basic Value Fund did not hold any derivatives securities as of 9/30/08, the most recent date available per Morningstar Direct as of 12/3/08, but did hold 10% of its net assets in foreign securities.  The NVIT – NVIT Multi-Manager Large Cap Value Fund does not have a cap on its exposure to foreign securities and is silent on the number of holdings in which they will typically invest.  As of 8/31/08, the most recent date available in Morningstar Direct as of 12/3/08, the NVIT – NVIT Multi-Manager Large Cap Value Fund did not hold any derivatives securities, but did hold 8% of its net assets in foreign securities.
Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.

This proposed Substitution will impact the following Contracts:
Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide Variable Account-7	811-08666	033-89560	C000024647
Nationwide Variable Account-7	811-08666	033-89560	C000034518
Nationwide Variable Account-7	811-08666	033-89560	C000034520
Nationwide Variable Account-9	811-08241	333-28995	C000024720
Nationwide Variable Account-9	811-08241	333-52579	C000024732
Nationwide Variable Account-9	811-08241	333-53023	C000024722
Nationwide Variable Account-9	811-08241	333-53023	C000024723
Nationwide Variable Account-9	811-08241	333-53023	C000024725
Nationwide Variable Account-9	811-08241	333-56073	C000024734
Nationwide Variable Account-9	811-08241	333-79327	C000024726
Nationwide Variable Account-II	811-03330	002-75059	C000024495
Nationwide Variable Account-II	811-03330	033-60063	C000024502
Nationwide Variable Account-II	811-03330	033-67636	C000024501
Nationwide Variable Account-II	811-03330	333-103093	C000024503
Nationwide Variable Account-II	811-03330	333-103094	C000024504
Nationwide Variable Account-II	811-03330	333-103094	C000024505
Nationwide Variable Account-II	811-03330	333-103094	C000024506
Nationwide Variable Account-II	811-03330	333-103094	C000024537
Nationwide Variable Account-II	811-03330	333-103094	C000024538
Nationwide Variable Account-II	811-03330	333-103095	C000024507
Nationwide Variable Account-II	811-03330	333-103095	C000024508
Nationwide Variable Account-II	811-03330	333-104510	C000024499
Nationwide Variable Account-II	811-03330	333-104511	C000024497
Nationwide Variable Account-II	811-03330	333-104512	C000024498
Nationwide Variable Account-II	811-03330	333-104513	C000024496
Nationwide Variable Account-II	811-03330	333-104513	C000068828
Nationwide Variable Account-II	811-03330	333-105992	C000024500

3.           AIM Variable Insurance Funds – AIM V.I. Large Cap Growth Fund: Series I Shares replaced by NVIT – NVIT Multi-Manager Large Cap Growth Fund: Class I
	Existing Fund	Replacement Fund
	AIM Variable Insurance Funds – AIM V.I. Large Cap Growth Fund: Series I Shares	NVIT – NVIT Multi-Manager Large Cap Growth Fund: Class I
Adviser:	AIM Advisors, Inc.	Nationwide Fund Advisors
Sub-adviser:	N/A	Neuberger Berman Management Inc. Goldman Sachs Asset Management, L.P. Wells Capital Management, Inc.
Investment Objective:	Long-term growth of capital.	Long-term capital growth.
Investment Strategy:
The fund seeks to meet its objective by investing, normally, at least 80% of its assets in securities of large-capitalization companies. In complying with this 80% investment requirement, the fund will invest primarily in marketable equity securities, including convertible securities, but its investments may include other securities, such as synthetic instruments. Synthetic instruments are investments that have economic characteristics similar to the fund’s direct investments, and may include warrants, futures, options, exchange-traded funds and American Depositary Receipts. The fund considers a company to be a large-capitalization company if it has a market capitalization, at the time of purchase, no smaller than the smallest capitalized company included in the Russell 1000 Index during the most recent 11-month period (based on month-end data) plus the most recent data during the current month. The Russell 1000 Index is a widely recognized, unmanaged index of common stocks that measures the performance of the 1,000 largest companies in the Russell 3000˛ Index, which measures the performance of the 3,000 largest U.S. companies based on total market capitalization. The fund may invest up to 25% of its total assets in foreign securities.
The fund’s investments in the types of securities described in this prospectus vary from time to time, and at any time, the fund may not be invested in all types of securities described in this prospectus. Any percentage limitations with respect to assets of the fund are applied at the time of purchase.
The fund’s portfolio managers may focus on securities of companies with market capitalizations that are within the top 50% of stocks in the Russell 1000˛ Index at the time of purchase. The portfolio managers purchase securities of a limited number of large-cap companies that they believe have the potential for above-average growth in revenues and earnings. The portfolio managers consider whether to sell a particular security when they believe the security no longer has that potential.
The fund typically maintains a portion if its assets in cash, which is generally invested in money market funds advised by the fund’s advisor. The fund holds cash to handle its daily cash needs, which include payment of fund expenses, redemption requests and securities transactions. The amount of cash held by the fund may increase if the fund takes a temporary defensive position. The fund may take a temporary defensive position when it receives unusually large redemption requests, or if there are inadequate investment opportunities due to adverse market, economic, political or other conditions. A larger amount of cash could negatively affect the fund’s investment results in a period of rising market prices; conversely it could reduce the magnitude of a fund’s loss in the event of falling market prices and provide liquidity to make additional investments or to meet redemptions. As a result, the fund may not achieve its investment objective.

Under normal conditions, the Fund invests at least 80% of the value of its net assets in equity securities issued by large-cap companies, utilizing a growth style of investing.  In other words, the Fund seeks companies whose earnings are expected to grow consistently faster than those of other companies.  Equity securities in which the Fund invests are primarily common stock, although they may include other equity securities, such as preferred stock or convertible securities.  The Fund may also invest in equity securities of large-cap companies that are located outside the United States.
The Fund consists of three sleeves, or portions, managed by different subadvisers.  Nationwide Fund Advisors (“NFA”) is the Fund’s investment adviser and selects the Fund’s subadvisers and monitors their performance on an ongoing basis.  The subadvisers have been chosen because they approach investing in large-cap securities in a different manner from each other, and NFA believes that diversification among securities and investment styles could increase the potential for investment return and potentially reduce risk and volatility.
Pursuant to a Manager-of-Managers Exemptive Order that the Trust received from the Securities and Exchange Commission, NFA may allocate and reallocate Fund assets to or among unaffiliated subadvisers at any time, subject to the approval of the Board of Trustees of the Trust. In addition, certain subadvisers may have limits as to the amount of assets that the subadviser will manage.
The three sleeves are each managed as follows:
NEUBERGER BERMAN MANAGEMENT INC.
(“NEUBERGER BERMAN”) – uses a disciplined investment strategy when selecting growth stocks. Neuberger Berman seeks to buy companies with strong historical and prospective earnings growth. In determining whether a company has favorable growth characteristics,  Neuberger Berman analyzes such factors as:
* revenue and earnings growth;
* return on equity;
* debt to equity ratio and
* market share and competitive leadership of the company’s products.
Neuberger follows a disciplined selling strategy and may sell a stock when it fails to perform as expected, or when other opportunities appear more attractive.
GOLDMAN SACHS ASSET MANAGEMENT, L.P. (“GSAM”) – selects investments for the Fund using a variety of quantitative techniques derived from fundamental research, including but not limited to valuation, momentum, analyst sentiment, profitability, earnings quality and management impact in seeking to maximize the Fund’s returns. GSAM uses a proprietary risk model in constructing a portfolio to help manage the expected deviation of the portfolio’s returns from those of the Fund’s benchmark. This model attempts to identify and measure the comparative risks between equity investments as accurately as possible using the quantitative techniques described above, as well as several other factors associated with risk but not return.  GSAM thereby seeks to manage risk by overweighting stocks with positive characteristics identified in the return models and underweighting stocks with negative characteristics relative to their benchmark weights, while maintaining other characteristics such as size and sector weights close to the benchmark. Finally, GSAM factors expected execution costs into portfolio construction and evaluates multiple trading options before selecting the trading strategy it believes will minimize total transaction costs to the Fund.
WELLS CAPITAL MANAGEMENT, INC. (“WELLSCAP”) – seeks to identify companies that have the prospect for improving sales and earnings growth rates, enjoy a competitive advantage (such as dominant market share) and have effective management with a history of making investments that are in the best interests of the company’s shareholders. WellsCap employs a rigorous “bottom-up” research process to identify solid investments across large-cap companies of +varying market capitalizations. The portfolio managers establish near-term and long-term price targets for each portfolio holding, using financial analysis that focuses equally on a company’s income statement and its balance sheet. WellsCap closely monitors the sleeve’s overall portfolio construction with the belief that constructing a well-diversified portfolio further reduces risk while enhancing return.

Principal Risks:
There is a risk that you could lose all or a portion of your investment in the fund. The value of your investment in the fund will go up and down with the prices of the securities in which the fund invests. The prices of equity securities change in response to many factors including the historical and prospective earnings of the issuer, the value of its assets, general economic conditions, interest rates, investor perceptions, and market liquidity.
The dollar value of the fund’s foreign investments will be affected by changes in the exchange rates between the dollar and the currencies in which those investments are traded. The value of the fund’s foreign investments may be adversely affected by political and social instability in their home countries, by changes in economic or taxation policies in those countries, or by the difficulty in enforcing obligations in those countries. Foreign companies generally may be subject to less stringent regulations than U.S. companies, including financial reporting requirements and auditing and accounting controls. As a result, there generally is less publicly available information about foreign companies than about U.S. companies. Trading in many foreign securities may be less liquid and more volatile than U.S. securities due to the size of the market or other factors.
There is no guarantee that the investment techniques and risk analyses used by the fund’s portfolio managers will produce the desired results.
An investment in the fund is not a deposit in a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

The Fund cannot guarantee that it will achieve its investment objective.  As with any mutual fund, the value of the Fund’s investments – and therefore, the value of Fund shares – may fluctuate. These changes may occur because of:
Stock market risk – the Fund could lose value if the individual stocks in which it invests or overall stock markets in which such stocks trade go down.  Growth style risk – growth investing involves buying stocks that have relatively high price-to-earnings ratios.  Growth stocks may be more volatile than other stocks because they are generally more sensitive to investor perceptions and market movements. During periods of growth stock underperformance, the Fund’s performance may suffer and underperform other equity funds that use different investing styles.
Foreign securities risk – foreign securities may be more volatile, harder to price and less liquid than U.S. securities.  The prices of foreign securities may be further affected by other factors, such as changes in the exchange rates between the dollar and the currencies in which the securities are traded.  Multi-manager risk – while NFA, as the Fund’s investment adviser, monitors each subadviser and the overall management of the Fund, each subadviser makes investment decisions independently from NFA and the other subadvisers. It is possible that the security selection process of one subadviser will not complement that of the other subadvisers. As a result, the Fund’s exposure to a given security, industry sector or market capitalization could be smaller or larger than if the Fund were managed by a single subadviser, which could affect the Fund’s performance.  Portfolio turnover risk a higher portfolio turnover rate increases transaction costs and as a result may adversely impact the Fund’s performance and may increase share price volatility.  If the value of the Fund’s investments goes down, you may lose money.

Management Fees	0.70%10	0.65%
12b-1 Fees	0.00%	0.00%

10 Through April 30, 2010, the fund's advisor has contractually agreed to waive a portion of its advisory fees to the extent necessary so that the advisory fees payable by the fund do not exceed a specified maximum annual advisory fee rate, wherein the fee rate is based upon average net asset levels as follows:
0.695% of the first $250 million
0.67% of the next $250 million
0.645% of the next $500 million
0.62% of the next $1.5 billion
0.595% of the next $2.5 billion
0.57% of the next $2.5 billion
0.545% of the next $2.5 billion
0.52% of the excess over $10 billion.

Other Expenses	0.40%	0.36%11
Total Gross Expenses	1.10%	1.01%
Waivers/Reimbursements	0.09%12	0.11%13
Total Net Expenses	1.01%	0.90%
Total Fund Assets by Share Class (as of 5-20-2009)	$63,521,201	$606,656
Performance History (as of 3-31-2009)
3 Mo.	-6.54%	-4.27%
1 Yr.	-33.32%	-34.38%
3 Yrs.	-11.78%	N/A
5 Yrs.	-3.81%	N/A
10 Yrs.	N/A	N/A

The percentage of the Existing Fund’s assets for Series I Shares that will be transferred to the Replacement Fund pursuant to the Substitution is approximately less than 0.1% as of 3/31/09.  This comprises approximately 0.3% of the Existing Fund’s total assets as of 3/31/09.
Shareholder approval of reliance on the discretion provided by the Manager of Managers Order (discussed in Section II.B.) was received on or about March 24, 2008, at which time total Fund assets were $16,666,000.
The Section 26 Applicants believe that the AIM Variable Insurance Funds – AIM V.I.

11 “Other Expenses” include administrative services fees which currently are 0.15%, but which are permitted to be as high as 0.25%.  The full 0.25% in administrative services fees is not reflected in “Other Expenses” at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of administrative services fees were charged, total operating expenses (after fee waivers/expense reimbursements) would be 1.00%.

12 The fund’s advisor has contractually agreed, through at least April 30, 2010, to waive the advisory fee payable by the fund in an amount equal to 100% of the net advisory fees Invesco Aim receives from the affiliated money market funds on investments by the fund of uninvested cash (excluding investments of cash collateral from securities lending) in such affiliated money market funds.  Additionally, the fund's advisor has contractually agreed to waive advisory fees and/or reimburse expenses to the extent necessary to limit Total Annual Fund Operating Expenses (excluding certain items discussed below) to 1.01% of average daily nets assets. In determining the advisor's obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the Total Annual Fund Operating Expenses to exceed the number reflected above: (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary items; (v) expenses related to a merger or reorganization, as approved by the fund's Board of Trustees; and (vi) expenses that the fund has incurred but did not actually pay because of an expense offset arrangement. Currently, the expense offset arrangements from which the fund may benefit are in the form of credits that the fund receives from banks where the fund or its transfer agent has deposit accounts in which it holds uninvested cash. These credits are used to pay certain expenses incurred by the fund. This expense limitation agreement is in effect through at least April 30, 2010.

13 The Trust and the Adviser have entered into a written contract limiting operating expenses to 0.75% until at least May 1, 2010.  This limit excludes certain Fund expenses, including any taxes, interest, brokerage fees, Rule 12b-1 fees, short-sale dividend expenses, administrative services fees, other expenses which are capitalized in accordance with generally accepted accounting principles and may exclude other non-routine expenses not incurred in the ordinary course of the Fund’s business.  The Trust is authorized to reimburse the Adviser for management fees previously waived and/or for expenses previously paid by the Adviser, provided however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement.

Large Cap Growth Fund and the NVIT – NVIT Multi-Manager Large Cap Growth Fund have similar investment objectives and substantially similar policies and risks.  Both portfolios state that they will invest at least 80% of assets in large cap stocks.  The AIM Variable Insurance Funds – AIM V.I. Large Cap Growth Fund further specifies that the fund may invest in synthetics instruments which have economic characteristics similar to the fund’s direct investments, and may include warrants, futures, options, exchange-traded funds and American Depository Receipts.  The NVIT – NVIT Multi-Manager Large Cap Growth Fund may invest synthetic securities such as warrants, futures, options and depository receipts.  Both funds retain the right to invest in foreign securities, though the AIM Variable Insurance Funds – AIM V.I. Large Cap Growth Fund caps their exposure at 25% of assets.  As of 8/31/08, the most recent date available in Morningstar Direct as of 12/3/08, the NVIT – NVIT Multi-Manager Large Cap Growth Fund held 5% of its net assets in foreign securities.  In addition, as of 9/30/08, the AIM Variable Insurance Funds – AIM V.I. Large Cap Growth Fund held 9% of its net assets in foreign securities.
Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.
This proposed Substitution will impact the following Contract:
Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide Variable Account-9	811-08241	333-28995	C000024731

4.           American Century Variable Portfolios, Inc. – American Century VP Capital Appreciation Fund: Class I replaced by NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class I
	Existing Fund	Replacement Fund
	American Century Variable Portfolios, Inc. – American Century VP Capital Appreciation Fund: Class I	NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class I
Adviser:	American Century Investment Management, Inc.	Nationwide Fund Advisors
Sub-adviser:	N/A	American Century Investment Management Inc. Neuberger Berman Management Inc.
Investment Objective:	Capital growth.	Long-term capital growth.
Investment Strategy:
The portfolio managers look for stocks of medium-sized and smaller companies they believe will increase in value over time, using an investment strategy developed by American Century. In implementing this strategy, the portfolio managers make their investment decisions based primarily on their analysis of individual companies, rather than on broad economic forecasts. Management of the fund is based on the belief that, over the long term, stock price movements follow growth in earnings and revenues. The portfolio managers’ principal analytical technique involves the identification of companies with earnings and revenues that are not only growing, but growing at an accelerating pace.

Under normal conditions, the Fund invests at least 80% of the value of its net assets in equity securities issued by mid-cap companies, utilizing a growth style of investing.  In other words, the Fund seeks companies whose earnings are expected to grow consistently faster than those of other companies.  Equity securities in which the Fund invests are primarily common stock, although they may include other equity securities, such as preferred stock or convertible securities.  The Fund may also invest in equity securities of companies that are located outside the United States, and in derivatives, such as futures, options, swaps and other hybrid financial instruments.
The Fund consists of two sleeves, or portions, managed by different subadvisers.  Nationwide Fund Advisors (“NFA”) is the Fund’s investment adviser and selects the Fund’s subadvisers and monitors their performance on an ongoing basis.  The subadvisers have been chosen because they approach investing in mid-cap securities in a different manner from each other, and NFA believes that diversification among securities and investment styles could increase the potential for investment return and potentially reduce risk and volatility.
Pursuant to a Manager-of-Managers Exemptive Order that the Trust received from the Securities and Exchange Commission, NFA may allocate and reallocate Fund assets to or among unaffiliated subadvisers at any time, subject to the approval of the Board of Trustees of the Trust. In addition, certain subadvisers may have limits as to the amount of assets that the subadviser will manage.  The two sleeves are each managed as follows:
NEUBERGER BERMAN MANAGEMENT INC.
(“NEUBERGER BERMAN”) – uses a disciplined investment strategy when selecting growth stocks. Using fundamental research and quantitative analysis, Neuberger Berman seeks fast-growing companies with above average sales and competitive returns on equity relative to their peers. In doing so, Neuberger Berman analyzes such factors as:
* financial condition (such as debt to equity ratio);
* market share and competitive leadership of the company’s products;
* earnings growth relative to competitors and k market valuation in comparison to a stock’s own historical norms and the stocks of other mid-cap companies.
Neuberger Berman follows a disciplined selling strategy and may sell a stock when it fails to perform as expected, or when other opportunities appear more attractive.
AMERICAN CENTURY INVESTMENT MANAGEMENT, INC. (“AMERICAN CENTURY”) – using a proprietary investment strategy, American Century makes its investment decisions primarily on analysis of individual companies, rather than on broad economic forecasts, based on the belief that, over the long term, stock price movements follow growth in earnings and revenues.  American Century tracks financial information for thousands of individual companies to identify and evaluate trends in earnings, revenues and other business fundamentals. The portfolio managers’ principal analytical technique involves identifying companies with earnings and revenues that are not only growing, but which are growing at an accelerating pace. This includes companies whose growth rates are negative, although less negative than in earlier periods, and companies whose growth rates are expected to accelerate. In addition to accelerating growth, American Century also considers companies demonstrating price strength relative to their peers.  American Century generally does not attempt to time the market. Instead, it intends to keep its sleeve fully invested in stocks regardless of general stock price movement.

Principal Risks:
* GROWTH STOCKS - Investments in growth stocks may involve special risks and their prices may fluctuate more dramatically than the overall stock market.
* MID CAP STOCKS - The fund invests in mid-sized and smaller companies which may present greater opportunities for capital growth than larger companies, but may be more volatile and subject to greater risk.
* FOREIGN SECURITIES - The fund may invest in foreign securities, which can be riskier than investing in U.S. securities.
* IPO RISK - The fund's performance may be affected by investments in initial public offerings.
* MARKET RISK - The value of the fund's shares will go up and down based on the performance of the companies whose securities it owns and other factors generally affecting the securities market.
* PRICE VOLATILITY - The value of the fund's shares may fluctuate significantly in the short term.
* HIGH TURNOVER - The fund's PORTFOLIO TURNOVER may be high. This could result in relatively high commission costs, which could hurt the fund's performance, and capital gains tax liabilities for the fund's shareholders.
PORTFOLIO TURNOVER IS A MEASURE OF HOW FREQUENTLY A FUND BUYS AND SELLS PORTFOLIO SECURITIES.
* PRINCIPAL LOSS - At any given time your shares may be worth less than the price you paid for them. In other words, it is possible to lose money by investing in the fund.

The Fund cannot guarantee that it will achieve its investment objective.  As with any mutual fund, the value of the Fund’s investments – and therefore, the value of Fund shares – may fluctuate. These changes may occur because of:
Stock market risk – the Fund could lose value if the individual stocks in which it invests or overall stock markets in which such stocks trade go down.
Mid-cap risk – stocks of mid-sized companies may be more volatile and less liquid than larger company stocks.
Growth style risk – growth investing involves buying stocks that have relatively high price-to-earnings ratios.  Growth stocks may be more volatile than other stocks because they are generally more sensitive to investor perceptions and market movements. During periods of growth stock underperformance, the Fund’s performance may suffer and underperform other equity funds that use different investing styles.
Foreign securities risk – foreign securities may be more volatile, harder to price and less liquid than U.S. securities.
The prices of foreign securities may be further affected by other factors, such as changes in the exchange rates between the dollar and the currencies in which the securities are traded.
Derivatives risk – derivatives can disproportionately increase losses and reduce opportunities for gains when the security prices, interest rates, currency values, or other such measures underlying derivatives change in unexpected ways. They also present default risks if the counterparty to a derivatives contract fails to fulfill its obligations to the Fund.
Multi-manager risk – while NFA, as the Fund’s investment adviser, monitors each subadviser and the overall management of the Fund, each subadviser makes investment decisions independently from NFA and the other subadvisers. It is possible that the security selection process of one subadviser will not complement that of the other subadvisers. As a result, the Fund’s exposure to a given security, industry sector or market capitalization could be smaller or larger than if the Fund were managed by a single subadviser, which could affect the Fund’s performance.
Portfolio turnover risk a higher portfolio turnover rate increases transaction costs and as a result may adversely impact the Fund’s performance and may increase share price volatility.
If the value of the Fund’s investments goes down, you may lose money.

Management Fees	1.00%14	0.75%
12b-1 Fees	0.00%	0.00%

14 The fund pays the advisor a single, unified management fee for arranging all services necessary for the fund to operate.  The fee shown is based on assets during the fund’s most recent fiscal year.  The fund has a stepped fee schedule, which is reflected in the following table:
1.00% of first $500 million,
0.95% of the next $500 million, and
0.90% over $1 billion.

Other Expenses	0.01%	0.22%15
Total Gross Expenses	1.01%	0.97%
Waivers/Reimbursements	0.00%	0.08%16
Total Net Expenses	1.01%	0.89%
Total Fund Assets by Share Class (as of 4-30-2009)	$287,978,018	$87,712,589
Performance History (as of 3-31-2009)
3 Mo.	-3.27%	-3.79%
1 Yr.	-38.90%	-34.87%
3 Yrs.	-7.67%	N/A
5 Yrs.	2.67%	N/A
10 Yrs.	3.38%	N/A

The percentage of the Existing Fund’s assets in Class I that will be transferred to the Replacement Fund pursuant to the Substitution is approximately 27% as of 3/31/09.  This comprised approximately 27% of the Existing Fund’s total assets as of 3/31/09.
Shareholder approval of reliance on the discretion provided by the Manager of Managers Order (discussed in Section II.B.) was received on or about March 24, 2008, at which time total Fund assets were $4,833,333.
The Section 26 Applicants believe that the American Century Variable Portfolios, Inc. – American Century VP Capital Appreciation Fund and the NVIT – NVIT Multi-Manager Mid Cap Growth Fund have similar investment objectives and substantially similar policies and risks.  The NVIT – NVIT Multi-Manager Mid Cap Growth Fund states that it will invest at least 80% of assets in mid cap stocks.  The American Century Variable Portfolios, Inc. – American Century

15 “Other Expenses” include administrative services fees which currently are 0.07%, but which are permitted to be as high as 0.25%.  The full 0.25% in administrative services fees is not reflected in “Other Expenses” at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of administrative services fees were charged, total operating expenses (after fee waivers/expense reimbursements) would be 1.07%.

16 The Trust and the Adviser have entered into a written contract limiting operating expenses to 0.82% until at least May 1, 2010. This limit excludes certain Fund expenses, including any interest, taxes, brokerage commissions, Rule 12b-1 fees, fees paid pursuant to an Administrative Services Plan, short-sale dividend expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles and other non-routine expenses not incurred in the ordinary course of the Fund’s business. The Trust is authorized to reimburse the Adviser for management fees previously waived or reduced and/or for expenses previously paid by the Adviser, provided however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement.

VP Capital Appreciation Fund states that it will invest in medium-sized or smaller sized companies; however, they do not give specific parameters around how much they will invest in those companies.  Both portfolios allow for synthetic and derivatives instruments and both portfolios retain the right to invest in securities outside of the United States, all without specific limitations.  As of 8/31/08, the most recent date available in Morningstar Direct as of 12/3/08, the NVIT – NVIT Multi-Manager Mid Cap Growth Fund did not hold any derivatives securities, but did hold 4% of its net assets in foreign securities.  In addition, as of 9/30/08, the American Century Variable Portfolios – American Century VP Capital Appreciation Fund did not hold any derivatives securities, but did hold 12% of its net assets in foreign securities.
Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.
This proposed Substitution will impact the following Contracts:
Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Multi-Flex Variable Account	811-03338	002-75174	C000024802
Nationwide Variable Account-II	811-03330	002-75059	C000024495
Nationwide Variable Account-II	811-03330	033-60063	C000024502
Nationwide Variable Account-II	811-03330	033-67636	C000024501
Nationwide VLI Separate Account-2	811-05311	033-42180	C000025924
Nationwide VLI Separate Account-2	811-05311	033-62795	C000025923

5.           American Century Variable Portfolios, Inc. – American Century VP International Fund: Class I replaced by NVIT – NVIT Multi-Manager International Growth Fund: Class III17
	Existing Fund	Replacement Fund
	American Century Variable Portfolios, Inc. – American Century VP International Fund: Class I	NVIT – NVIT Multi-Manager International Growth Fund: Class III
Adviser:	American Century Global Investment Management, Inc.	Nationwide Fund Advisors
Sub-adviser:	N/A	A I M Capital Management, Inc. American Century Global Investment Management Inc.
Investment Objective:	Capital growth.	Long-term capital growth.
Investment Strategy:
The fund invests primarily in securities of companies located in at least three developed countries world-wide (excluding the United States). The portfolio managers look for stocks of companies they believe will increase in value over time, using an investment strategy developed by American Century. In implementing this strategy, the portfolio managers make their investment decisions based primarily on their analysis of individual companies, rather than on broad economic forecasts. Management of the fund is based on the belief that, over the long term, stock price movements follow growth in earnings, revenues and/or cash flow. The portfolio managers use a variety of analytical research tools and techniques to identify the stocks of companies that meet their investment criteria. Under normal market conditions, the fund’s portfolio will primarily consist of securities of companies whose earnings or revenues are not only growing, but growing at an accelerating pace.

Under normal conditions, the Fund invests at least 80% of the value of its net assets in equity securities issued by companies that are located in, or that derive a significant portion of their earnings or revenues from, a number of countries around the world other than the United States. Some of these countries may be considered to be emerging market countries.  The Fund employs a growth style of investing, meaning that the Fund seeks companies whose earnings are expected to grow consistently faster than those of other companies.
The Fund may invest in equity securities of companies of any market capitalization. The Fund also may use derivatives, such as futures and options, for efficient portfolio management.
The Fund consists of two sleeves, or portions, managed by different subadvisers.  Nationwide Fund Advisors (“NFA”) is the Fund’s investment adviser and selects the Fund’s subadvisers and monitors their performance on an ongoing basis.  The subadvisers have been chosen because they approach investing in international growth securities in a different manner from each other, and NFA believes that diversification among securities and investment styles could increase the potential for investment return and potentially reduce risk and volatility. Pursuant to a Manager-of-Managers Exemptive Order that the Trust received from the Securities and Exchange Commission, NFA may allocate and reallocate Fund assets to or among unaffiliated subadvisers at any time, subject to the approval of the Board of Trustees of the Trust. In addition, certain subadvisers may have limits as to the amount of assets that the subadviser will manage.
The two sleeves are each managed as follows:
A I M CAPITAL MANAGEMENT, INC. (“AIM”) – focuses its investments in marketable equity securities of foreign companies that are listed on a recognized foreign or
U.S. securities exchange or traded in a foreign or U.S. over the-counter market. AIM will normally invest in the securities of companies located in at least four countries outside of the U.S., emphasizing investment in companies in the developed countries of Western Europe and the
Pacific Basin. At the present time, AIM intends to invest no more than 20% of its allocated sleeve’s assets in companies located in emerging market countries. AIM employs a disciplined investment strategy that emphasizes fundamental research, supported by quantitative analysis in selecting stocks and constructing a portfolio. The strategy primarily focuses on identifying quality companies that have experienced, or exhibit the potential for, accelerating or above average earnings growth but whose price does not fully reflect these attributes. AIM selects securities based on a bottom-up approach which focuses on the strengths of individual companies, rather than sector or country trends. AIM may consider selling a security for several reasons, including if (1) its fundamentals deteriorate or it posts disappointing earnings, (2) its stock price appears to be overvalued, or (3) a more attractive opportunity is identified. AIM believes in a team-managed approach to investing, in order to reach superior equity returns over a long-term investment horizon with below market volatility.
AMERICAN CENTURY GLOBAL INVESTMENT MANAGEMENT, INC. (“AMERICAN CENTURY
GLOBAL”) – American Century Global focuses on companies in foreign developed and emerging market countries that are small- to medium-sized at the time of purchase. The portfolio managers look for stocks of companies they believe will increase in value over time. In implementing this strategy, they make investment decisions primarily on their analysis of individual companies, rather than on broad economic forecasts.
Portfolio management is based on the belief that, over the long term, stock price movements follow growth in earnings, revenues and/or cash flow. The portfolio managers use a variety of analytical research tools and techniques to identify the stocks of companies that meet their investment criteria. Under normal market conditions, the sleeve subadvised by American Century Global will primarily consist of securities of companies whose earnings or revenues are not only growing, but growing at an accelerating pace.

Principal Risks:
* FOREIGN RISK - The fund invests primarily in foreign securities, which are generally riskier than U.S. securities. As a result, the fund is subject to foreign risk, meaning that political events (such as civil unrest, national elections and imposition of exchange controls), social and economic events (such as labor strikes and rising inflation), and natural disasters occurring in a country where the fund invests could cause the fund's investments in that country to experience gains or losses.
* CURRENCY RISK - Because the fund generally invests in securities denominated in foreign currencies, the fund is subject to currency risk, meaning that the fund could experience gains or losses based solely on changes in the exchange rate between foreign currencies and the U.S. dollar.
* EMERGING MARKET RISK - Investing in securities of companies located in emerging market countries generally is also riskier than investing in securities of companies located in foreign developed countries. Emerging market countries may have unstable governments and/or economies that are subject to sudden change. These changes may be magnified by the countries' emergent financial markets, resulting in significant volatility to investments in these countries. These countries also may lack the legal, business and social framework to support securities markets.
* GROWTH STOCKS - Investments in growth stocks may involve special risks and their prices may fluctuate more dramatically than the overall stock market.
* MARKET RISK - The value of the fund's shares will go up and down based on the performance of the companies whose securities it owns and other factors generally affecting the securities market.
* PRICE VOLATILITY - The value of the fund's shares may fluctuate significantly in the short term.
* PRINCIPAL LOSS - At any given time your shares may be worth less than the price you paid for them. In other words, it is possible to lose money by investing in the fund.

The Fund cannot guarantee that it will achieve its investment objective.
As with any mutual fund, the value of the Fund’s investments – and therefore, the value of Fund shares may fluctuate. These changes may occur because of:
Stock market risk – the Fund could lose value if the individual stocks in which it invests or overall stock markets in which such stocks trade go down.  Foreign securities risk – foreign securities may be more volatile, harder to price and less liquid than U.S. securities.
The prices of foreign securities may be further affected by
other factors, such as changes in the exchange rates between the dollar and the currencies in which the securities are traded.
Emerging markets risk – a magnification of the risks that apply to all foreign investments. These risks are greater for securities of companies in emerging market countries because the countries may have less stable governments, more volatile currencies and less established markets.
Small- and mid-cap securities risk – in general, stocks of small- and mid-cap companies may be more volatile and less liquid than larger company stocks.
Derivatives risk –derivatives can disproportionately increase losses and reduce opportunities for gains when the security prices, interest rates, currency values, or other such measures underlying derivatives change in unexpected ways. They also present default risks if the counterparty to a derivatives contract fails to fulfill its obligations to the Fund.
Growth style risk – growth investing involves buying stocks that have relatively high price-to-earnings ratios.  Growth stocks may be more volatile than other stocks because they are generally more sensitive to investor perceptions and market movements. During periods of growth stock underperformance, the Fund’s performance may suffer and underperform other equity funds that use different investing styles.
Multi-manager risk – while NFA, as the Fund’s investment adviser, monitors each subadviser and the overall management of the Fund, each subadviser makes investment decisions independently from NFA and the other subadvisers. It is possible that the security selection process of one subadviser will not complement that of the other subadvisers. As a result, the Fund’s exposure to a given security, industry sector or market capitalization could be smaller or larger than if the Fund were managed by a single subadviser, which could affect the Fund’s performance.
If the value of the Fund’s investments goes down, you may lose money.

Management Fees	1.36%18	0.85%
12b-1 Fees	0.00%	0.00%
Other Expenses	0.01%	0.30%19
Total Gross Expenses	1.37%	1.15%
Waivers/Reimbursements	0.00%	0.04%20
Total Net Expenses	1.37%	1.11%
Total Fund Assets by Share Class (as of 4-30-2009)	$258,220,148	$9,750,207
Performance History (as of 3-31-2009)
3 Mo.	-11.57%	-7.31%
1 Yr.	-46.29%	-40.82%
3 Yrs.	-13.19%	N/A
5 Yrs.	-2.39%	N/A
10 Yrs.	-1.34%	N/A

The percentage of the Existing Fund’s assets in Class I that will be transferred to the Replacement Fund pursuant to the Substitution is approximately 23% as of 3/31/09.  This comprised approximately 16% of the Existing Fund’s total assets as of 3/31/09.

17 This underlying mutual fund assesses (or reserves the right to assess) a short-term trading fee.

18 The fund pays the advisor a single, unified management fee for arranging all services necessary for the fund to operate.  The fund has s stepped fee schedule, which is as follows:
1.50% of first $250 million,
1.20% of the next $250 million,
1.10% of the next $500 million, and
1.00% over $1 billion.
The fee shown has been restated based on strategy assets for the period from the most recent fiscal year end through March 31, 2009.  As a result, the Total Annual Fund Operating Expenses in this table differ from those shown in the fund’s prospectus or statement of additional information.  The fee for the fiscal year ended December 31, 2008 was 1.23%.

19 “Other Expenses” include administrative services fees which currently are 0.15%, but which are permitted to be as high as 0.25%. The full 0.25% in administrative services fees is not reflected in “Other Expenses” at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of administrative services fees were charged, total operating expenses (after fee waivers/expense reimbursements) would be 1.21%.

20 The Trust and the Adviser have entered into a written contract limiting operating expenses to 0.96% until at least May 1, 2010.  This limit excludes certain Fund expenses, including any taxes, interest, brokerage fees, Rule 12b-1 fees, short-sale dividend expenses, administrative services fees, other expenses which are capitalized in accordance with generally accepted accounting principles and may exclude other non-routine expenses not incurred in the ordinary course of the Fund’s business.  The Trust is authorized to reimburse the Adviser for management fees previously waived and/or for expenses previously paid by the Adviser, provided however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement.

Shareholder approval of reliance on the discretion provided by the Manager of Managers Order (discussed in Section II.B.) was received on or about March 24, 2008, at which time total Fund assets were $5,000,000.
The Section 26 Applicants believe that the American Century Variable Portfolio Inc. – American Century VP International Fund and the NVIT – NVIT Multi-Manager International Growth Fund have similar investment objectives and substantially similar policies and risks.  The American Century Variable Portfolio Inc. – American Century VP International Fund specifies that the fund will normally invest primarily in securities of countries located in at least three countries outside of the United States.  The NVIT – NVIT Multi-Manager International Growth Fund invests at least 80% of the value of its net assets in equity securities issued by companies that are located in, or that derive a significant portion of their earnings or revenues from, a number of countries around the world other than the United States.  Both portfolios retain the right to utilize emerging markets and derivatives securities, with no specific limitations.  As of 8/31/08, the most recent date available in Morningstar Direct as of 12/3/08, the NVIT – NVIT Multi-Manager International Growth Fund did not hold any derivatives securities, but did hold 10% of its net assets in emerging markets securities.  In addition, as of 9/30/08, the American Century Variable Portfolio, Inc. – American Century V.P. International Fund did not hold any derivatives securities, but did hold 5% of its net assets in emerging markets securities.
Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.

This proposed Substitution will impact the following Contracts:
Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide Provident VLI Separate Account 1	811-04460	033-42133	C000026802
Nationwide Provident VLI Separate Account 1	811-04460	333-82613	C000026806
Nationwide Provident VLI Separate Account A	811-08722	333-67775	C000026808
Nationwide Provident VLI Separate Account A	811-08722	333-71763	C000026803
Nationwide Provident VLI Separate Account A	811-08722	333-82611	C000026807
Nationwide Provident VLI Separate Account A	811-08722	333-84475	C000026801
Nationwide Variable Account-14	811-21205	333-104339	C000017946
Nationwide Variable Account-9	811-08241	333-28995	C000024720
Nationwide Variable Account-9	811-08241	333-28995	C000024727
Nationwide Variable Account-9	811-08241	333-28995	C000024730
Nationwide Variable Account-9	811-08241	333-52579	C000024732
Nationwide Variable Account-9	811-08241	333-53023	C000024723
Nationwide Variable Account-9	811-08241	333-53023	C000024724
Nationwide Variable Account-9	811-08241	333-53023	C000024725
Nationwide Variable Account-9	811-08241	333-56073	C000024734
Nationwide Variable Account-9	811-08241	333-79327	C000024726
Nationwide Variable Account-II	811-03330	002-75059	C000024495
Nationwide Variable Account-II	811-03330	033-60063	C000024502
Nationwide Variable Account-II	811-03330	033-67636	C000024501
Nationwide VLI Separate Account-2	811-05311	033-42180	C000025924
Nationwide VLI Separate Account-2	811-05311	033-62795	C000025923
Nationwide VLI Separate Account-4	811-08301	333-31725	C000025928
Nationwide VLI Separate Account-4	811-08301	333-31725	C000026839
Nationwide VLI Separate Account-4	811-08301	333-52615	C000025936
Nationwide VLI Separate Account-4	811-08301	333-52617	C000025932
Nationwide VLI Separate Account-4	811-08301	333-52617	C000025933
Nationwide VLI Separate Account-4	811-08301	333-69160	C000025937
Nationwide VLI Separate Account-4	811-08301	333-69160	C000025938
Nationwide VLI Separate Account-4	811-08301	333-83010	C000025929
Nationwide VLI Separate Account-4	811-08301	333-83010	C000025930
Nationwide VLI Separate Account-4	811-08301	333-94037	C000025934
Nationwide VLI Separate Account-4	811-08301	333-94037	C000025935

6.           American Century Variable Portfolios, Inc. – American Century VP International Fund: Class II replaced by NVIT – NVIT Multi-Manager International Growth Fund: Class VI21
	Existing Fund	Replacement Fund
	American Century Variable Portfolios, Inc. – American Century VP International Fund: Class II	NVIT – NVIT Multi-Manager International Growth Fund: Class VI
Adviser:	American Century Global Investment Management, Inc.	Nationwide Fund Advisors
Sub-adviser:	N/A	A I M Capital Management, Inc. American Century Global Investment Management Inc.
Investment Objective:	Capital growth.	Long-term capital growth.
Investment Strategy:
The fund invests primarily in securities of companies located in at least three developed countries world-wide (excluding the United States). The portfolio managers look for stocks of companies they believe will increase in value over time, using an investment strategy developed by American Century. In implementing this strategy, the portfolio managers make their investment decisions based primarily on their analysis of individual companies, rather than on broad economic forecasts. Management of the fund is based on the belief that, over the long term, stock price movements follow growth in earnings, revenues and/or cash flow. The portfolio managers use a variety of analytical research tools and techniques to identify the stocks of companies that meet their investment criteria. Under normal market conditions, the fund’s portfolio will primarily consist of securities of companies whose earnings or revenues are not only growing, but growing at an accelerating pace.

Under normal conditions, the Fund invests at least 80% of the value of its net assets in equity securities issued by companies that are located in, or that derive a significant portion of their earnings or revenues from, a number of countries around the world other than the United States. Some of these countries may be considered to be emerging market countries.  The Fund employs a growth style of investing, meaning that the Fund seeks companies whose earnings are expected to grow consistently faster than those of other companies.
The Fund may invest in equity securities of companies of any market capitalization. The Fund also may use derivatives, such as futures and options, for efficient portfolio management.
The Fund consists of two sleeves, or portions, managed by different subadvisers.  Nationwide Fund Advisors (“NFA”) is the Fund’s investment adviser and selects the Fund’s subadvisers and monitors their performance on an ongoing basis.  The subadvisers have been chosen because they approach investing in international growth securities in a different manner from each other, and NFA believes that diversification among securities and investment styles could increase the potential for investment return and potentially reduce risk and volatility. Pursuant to a Manager-of-Managers Exemptive Order that the Trust received from the Securities and Exchange Commission, NFA may allocate and reallocate Fund assets to or among unaffiliated subadvisers at any time, subject to the approval of the Board of Trustees of the Trust. In addition, certain subadvisers may have limits as to the amount of assets that the subadviser will manage.
The two sleeves are each managed as follows:
A I M CAPITAL MANAGEMENT, INC. (“AIM”) – focuses its investments in marketable equity securities of foreign companies that are listed on a recognized foreign or
U.S. securities exchange or traded in a foreign or U.S. over the-counter market. AIM will normally invest in the securities of companies located in at least four countries outside of the U.S., emphasizing investment in companies in the developed countries of Western Europe and the
Pacific Basin. At the present time, AIM intends to invest no more than 20% of its allocated sleeve’s assets in companies located in emerging market countries. AIM employs a disciplined investment strategy that emphasizes fundamental research, supported by quantitative analysis in selecting stocks and constructing a portfolio. The strategy primarily focuses on identifying quality companies that have experienced, or exhibit the potential for, accelerating or above average earnings growth but whose price does not fully reflect these attributes. AIM selects securities based on a bottom-up approach which focuses on the strengths of individual companies, rather than sector or country trends. AIM may consider selling a security for several reasons, including if (1) its fundamentals deteriorate or it posts disappointing earnings, (2) its stock price appears to be overvalued, or (3) a more attractive opportunity is identified. AIM believes in a team-managed approach to investing, in order to reach superior equity returns over a long-term investment horizon with below market volatility.
AMERICAN CENTURY GLOBAL INVESTMENT MANAGEMENT, INC. (“AMERICAN CENTURY
GLOBAL”) – American Century Global focuses on companies in foreign developed and emerging market countries that are small- to medium-sized at the time of purchase. The portfolio managers look for stocks of companies they believe will increase in value over time. In implementing this strategy, they make investment decisions primarily on their analysis of individual companies, rather than on broad economic forecasts.
Portfolio management is based on the belief that, over the long term, stock price movements follow growth in earnings, revenues and/or cash flow. The portfolio managers use a variety of analytical research tools and techniques to identify the stocks of companies that meet their investment criteria. Under normal market conditions, the sleeve subadvised by American Century Global will primarily consist of securities of companies whose earnings or revenues are not only growing, but growing at an accelerating pace.

Principal Risks:
* FOREIGN RISK - The fund invests primarily in foreign securities, which are generally riskier than U.S. securities. As a result, the fund is subject to foreign risk, meaning that political events (such as civil unrest, national elections and imposition of exchange controls), social and economic events (such as labor strikes and rising inflation), and natural disasters occurring in a country where the fund invests could cause the fund's investments in that country to experience gains or losses.
* CURRENCY RISK - Because the fund generally invests in securities denominated in foreign currencies, the fund is subject to currency risk, meaning that the fund could experience gains or losses based solely on changes in the exchange rate between foreign currencies and the U.S. dollar.
* EMERGING MARKET RISK - Investing in securities of companies located in emerging market countries generally is also riskier than investing in securities of companies located in foreign developed countries. Emerging market countries may have unstable governments and/or economies that are subject to sudden change. These changes may be magnified by the countries' emergent financial markets, resulting in significant volatility to investments in these countries. These countries also may lack the legal, business and social framework to support securities markets.
* GROWTH STOCKS - Investments in growth stocks may involve special risks and their prices may fluctuate more dramatically than the overall stock market.
* MARKET RISK - The value of the fund's shares will go up and down based on the performance of the companies whose securities it owns and other factors generally affecting the securities market.
* PRICE VOLATILITY - The value of the fund's shares may fluctuate significantly in the short term.
* PRINCIPAL LOSS - At any given time your shares may be worth less than the price you paid for them. In other words, it is possible to lose money by investing in the fund.

The Fund cannot guarantee that it will achieve its investment objective.
As with any mutual fund, the value of the Fund’s investments – and therefore, the value of Fund shares may fluctuate. These changes may occur because of:
Stock market risk – the Fund could lose value if the individual stocks in which it invests or overall stock markets in which such stocks trade go down.  Foreign securities risk – foreign securities may be more volatile, harder to price and less liquid than U.S. securities.
The prices of foreign securities may be further affected by
other factors, such as changes in the exchange rates between the dollar and the currencies in which the securities are traded.
Emerging markets risk – a magnification of the risks that apply to all foreign investments. These risks are greater for securities of companies in emerging market countries because the countries may have less stable governments, more volatile currencies and less established markets.
Small- and mid-cap securities risk – in general, stocks of small- and mid-cap companies may be more volatile and less liquid than larger company stocks.
Derivatives risk –derivatives can disproportionately increase losses and reduce opportunities for gains when the security prices, interest rates, currency values, or other such measures underlying derivatives change in unexpected ways. They also present default risks if the counterparty to a derivatives contract fails to fulfill its obligations to the Fund.
Growth style risk – growth investing involves buying stocks that have relatively high price-to-earnings ratios.  Growth stocks may be more volatile than other stocks because they are generally more sensitive to investor perceptions and market movements. During periods of growth stock underperformance, the Fund’s performance may suffer and underperform other equity funds that use different investing styles.
Multi-manager risk – while NFA, as the Fund’s investment adviser, monitors each subadviser and the overall management of the Fund, each subadviser makes investment decisions independently from NFA and the other subadvisers. It is possible that the security selection process of one subadviser will not complement that of the other subadvisers. As a result, the Fund’s exposure to a given security, industry sector or market capitalization could be smaller or larger than if the Fund were managed by a single subadviser, which could affect the Fund’s performance.
If the value of the Fund’s investments goes down, you may lose money.

Management Fees	1.26%22	0.85%
12b-1 Fees	0.25%	0.25%
Other Expenses	0.01%	0.30%23
Total Gross Expenses	1.52%	1.40%
Waivers/Reimbursements	0.00%	0.04%24
Total Net Expenses	1.52%	1.36%
Total Fund Assets by Share Class (as of 4-30-2009)	$67,206,380	$90,595,112
Performance History (as of 3-31-2009)
3 Mo.	-11.55%	-7.29%
1 Yr.	-46.31%	-40.71%
3 Yrs.	-13.28%	N/A
5 Yrs.	-2.50%	N/A
10 Yrs.	-1.46%	N/A

The percentage of the Existing Fund’s assets in Class II that will be transferred to the Replacement Fund pursuant to the Substitution is approximately 2% as of 3/31/09.  This comprised approximately 0.3% of the Existing Fund’s total assets as of 3/31/09.

21 This underlying mutual fund assesses (or reserves the right to assess) a short-term trading fee.

22 The fund pays the advisor a single, unified management fee for arranging all services necessary for the fund to operate.  The fund has s stepped fee schedule, which is as follows:
1.40% of first $250 million,
1.10% of the next $250 million,
1.00% of the next $500 million, and
0.90% over $1 billion.
The fee shown has been restated based on strategy assets for the period from the most recent fiscal year end through March 31, 2009.  As a result, the Total Annual Fund Operating Expenses in this table differ from those shown in the fund’s prospectus and statement of additional information.  The fee for the fiscal year ended December 31, 2008 was 1.13%.

23 “Other Expenses” include administrative services fees which currently are 0.15%, but which are permitted to be as high as 0.25%. The full 0.25% in administrative services fees is not reflected in “Other Expenses” at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of administrative services fees were charged, total operating expenses (after fee waivers/expense reimbursements) would be 1.46%.

24 The Trust and the Adviser have entered into a written contract limiting operating expenses to 0.96% until at least May 1, 2010.  This limit excludes certain Fund expenses, including any taxes, interest, brokerage fees, Rule 12b-1 fees, short-sale dividend expenses, administrative services fees, other expenses which are capitalized in accordance with generally accepted accounting principles and may exclude other non-routine expenses not incurred in the ordinary course of the Fund’s business.  The Trust is authorized to reimburse the Adviser for management fees previously waived and/or for expenses previously paid by the Adviser, provided however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement.

Shareholder approval of reliance on the discretion provided by the Manager of Managers Order (discussed in Section II.B.) was received on or about March 24, 2008, at which time total Fund assets were $5,000,000.
The Section 26 Applicants believe that the American Century Variable Portfolio Inc. – American Century VP International Fund and the NVIT – NVIT Multi-Manager International Growth Fund have similar investment objectives and substantially similar policies and risks.  The American Century Variable Portfolio Inc. – American Century VP International Fund specifies that the fund will normally invest primarily in securities of countries located in at least three countries outside of the United States.  The NVIT – NVIT Multi-Manager International Growth Fund invests at least 80% of the value of its net assets in equity securities issued by companies that are located in, or that derive a significant portion of their earnings or revenues from, a number of countries around the world other than the United States.  Both portfolios retain the right to utilize emerging markets and derivatives securities, with no specific limitations.  As of 8/31/08, the most recent date available in Morningstar Direct as of 12/3/08, the NVIT – NVIT Multi-Manager International Growth Fund did not hold any derivatives securities, but did hold 10% of its net assets in emerging markets securities.  In addition, as of 9/30/08, the American Century Variable Portfolio, Inc. – American Century V.P. International Fund did not hold any derivative securities, but did hold 5% of its net assets in emerging markets securities.
Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.

This proposed Substitution will impact the following Contracts:
Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide Variable Account-II	811-03330	333-103093	C000024503
Nationwide Variable Account-II	811-03330	333-103094	C000024504
Nationwide Variable Account-II	811-03330	333-103094	C000024537
Nationwide Variable Account-II	811-03330	333-103094	C000024538
Nationwide Variable Account-II	811-03330	333-103095	C000024507
Nationwide Variable Account-II	811-03330	333-103095	C000024508
Nationwide Variable Account-II	811-03330	333-104510	C000024499
Nationwide Variable Account-II	811-03330	333-104511	C000024497
Nationwide Variable Account-II	811-03330	333-104512	C000024498
Nationwide Variable Account-II	811-03330	333-104513	C000024496
Nationwide Variable Account-II	811-03330	333-105992	C000024500

7.           American Century Variable Portfolios, Inc. – American Century VP International Fund: Class III25 replaced by NVIT – NVIT Multi-Manager International Growth Fund: Class III26
	Existing Fund	Replacement Fund
	American Century Variable Portfolios, Inc. – American Century VP International Fund: Class III	NVIT – NVIT Multi-Manager International Growth Fund: Class III
Adviser:	American Century Global Investment Management, Inc.	Nationwide Fund Advisors
Sub-adviser:	N/A	A I M Capital Management, Inc. American Century Global Investment Management Inc.
Investment Objective:	Capital growth.	Long-term capital growth.
Investment Strategy:
The fund invests primarily in securities of companies located in at least three developed countries world-wide (excluding the United States). The portfolio managers look for stocks of companies they believe will increase in value over time, using an investment strategy developed by American Century. In implementing this strategy, the portfolio managers make their investment decisions based primarily on their analysis of individual companies, rather than on broad economic forecasts. Management of the fund is based on the belief that, over the long term, stock price movements follow growth in earnings, revenues and/or cash flow. The portfolio managers use a variety of analytical research tools and techniques to identify the stocks of companies that meet their investment criteria. Under normal market conditions, the fund’s portfolio will primarily consist of securities of companies whose earnings or revenues are not only growing, but growing at an accelerating pace.

Under normal conditions, the Fund invests at least 80% of the value of its net assets in equity securities issued by companies that are located in, or that derive a significant portion of their earnings or revenues from, a number of countries around the world other than the United States. Some of these countries may be considered to be emerging market countries.  The Fund employs a growth style of investing, meaning that the Fund seeks companies whose earnings are expected to grow consistently faster than those of other companies.
The Fund may invest in equity securities of companies of any market capitalization. The Fund also may use derivatives, such as futures and options, for efficient portfolio management.
The Fund consists of two sleeves, or portions, managed by different subadvisers.  Nationwide Fund Advisors (“NFA”) is the Fund’s investment adviser and selects the Fund’s subadvisers and monitors their performance on an ongoing basis.  The subadvisers have been chosen because they approach investing in international growth securities in a different manner from each other, and NFA believes that diversification among securities and investment styles could increase the potential for investment return and potentially reduce risk and volatility. Pursuant to a Manager-of-Managers Exemptive Order that the Trust received from the Securities and Exchange Commission, NFA may allocate and reallocate Fund assets to or among unaffiliated subadvisers at any time, subject to the approval of the Board of Trustees of the Trust. In addition, certain subadvisers may have limits as to the amount of assets that the subadviser will manage.
The two sleeves are each managed as follows:
A I M CAPITAL MANAGEMENT, INC. (“AIM”) – focuses its investments in marketable equity securities of foreign companies that are listed on a recognized foreign or
U.S. securities exchange or traded in a foreign or U.S. over the-counter market. AIM will normally invest in the securities of companies located in at least four countries outside of the U.S., emphasizing investment in companies in the developed countries of Western Europe and the
Pacific Basin. At the present time, AIM intends to invest no more than 20% of its allocated sleeve’s assets in companies located in emerging market countries. AIM employs a disciplined investment strategy that emphasizes fundamental research, supported by quantitative analysis in selecting stocks and constructing a portfolio. The strategy primarily focuses on identifying quality companies that have experienced, or exhibit the potential for, accelerating or above average earnings growth but whose price does not fully reflect these attributes. AIM selects securities based on a bottom-up approach which focuses on the strengths of individual companies, rather than sector or country trends. AIM may consider selling a security for several reasons, including if (1) its fundamentals deteriorate or it posts disappointing earnings, (2) its stock price appears to be overvalued, or (3) a more attractive opportunity is identified. AIM believes in a team-managed approach to investing, in order to reach superior equity returns over a long-term investment horizon with below market volatility.
AMERICAN CENTURY GLOBAL INVESTMENT MANAGEMENT, INC. (“AMERICAN CENTURY
GLOBAL”) – American Century Global focuses on companies in foreign developed and emerging market countries that are small- to medium-sized at the time of purchase. The portfolio managers look for stocks of companies they believe will increase in value over time. In implementing this strategy, they make investment decisions primarily on their analysis of individual companies, rather than on broad economic forecasts.
Portfolio management is based on the belief that, over the long term, stock price movements follow growth in earnings, revenues and/or cash flow. The portfolio managers use a variety of analytical research tools and techniques to identify the stocks of companies that meet their investment criteria. Under normal market conditions, the sleeve subadvised by American Century Global will primarily consist of securities of companies whose earnings or revenues are not only growing, but growing at an accelerating pace.

Principal Risks:
* FOREIGN RISK - The fund invests primarily in foreign securities, which are generally riskier than U.S. securities. As a result, the fund is subject to foreign risk, meaning that political events (such as civil unrest, national elections and imposition of exchange controls), social and economic events (such as labor strikes and rising inflation), and natural disasters occurring in a country where the fund invests could cause the fund's investments in that country to experience gains or losses.
* CURRENCY RISK - Because the fund generally invests in securities denominated in foreign currencies, the fund is subject to currency risk, meaning that the fund could experience gains or losses based solely on changes in the exchange rate between foreign currencies and the U.S. dollar.
* EMERGING MARKET RISK - Investing in securities of companies located in emerging market countries generally is also riskier than investing in securities of companies located in foreign developed countries. Emerging market countries may have unstable governments and/or economies that are subject to sudden change. These changes may be magnified by the countries' emergent financial markets, resulting in significant volatility to investments in these countries. These countries also may lack the legal, business and social framework to support securities markets.
* GROWTH STOCKS - Investments in growth stocks may involve special risks and their prices may fluctuate more dramatically than the overall stock market.
* MARKET RISK - The value of the fund's shares will go up and down based on the performance of the companies whose securities it owns and other factors generally affecting the securities market.
* PRICE VOLATILITY - The value of the fund's shares may fluctuate significantly in the short term.
* PRINCIPAL LOSS - At any given time your shares may be worth less than the price you paid for them. In other words, it is possible to lose money by investing in the fund.

The Fund cannot guarantee that it will achieve its investment objective.
As with any mutual fund, the value of the Fund’s investments – and therefore, the value of Fund shares –
may fluctuate. These changes may occur because of:
Stock market risk – the Fund could lose value if the individual stocks in which it invests or overall stock markets in which such stocks trade go down.
Foreign securities risk – foreign securities may be more volatile, harder to price and less liquid than U.S. securities.  The prices of foreign securities may be further affected by other factors, such as changes in the exchange rates between the dollar and the currencies in which the securities are traded.
Emerging markets risk – a magnification of the risks that
apply to all foreign investments. These risks are greater for securities of companies in emerging market countries because the countries may have less stable governments, more volatile currencies and less established markets.
Small- and mid-cap securities risk – in general, stocks of small- and mid-cap companies may be more volatile and less liquid than larger company stocks.
Derivatives risk –derivatives can disproportionately increase losses and reduce opportunities for gains when the security prices, interest rates, currency values, or other such measures underlying derivatives change in unexpected ways. They also present default risks if the counterparty to a derivatives contract fails to fulfill its obligations to the Fund.
Growth style risk – growth investing involves buying stocks that have relatively high price-to-earnings ratios.  Growth stocks may be more volatile than other stocks because they are generally more sensitive to investor perceptions and market movements. During periods of growth stock underperformance, the Fund’s performance may suffer and underperform other equity funds that use different investing styles.
Multi-manager risk – while NFA, as the Fund’s investment adviser, monitors each subadviser and the overall management of the Fund, each subadviser makes investment decisions independently from NFA and the other subadvisers. It is possible that the security selection process of one subadviser will not complement that of the other subadvisers. As a result, the Fund’s exposure to a given security, industry sector or market capitalization could be smaller or larger than if the Fund were managed by a single subadviser, which could affect the Fund’s performance.
If the value of the Fund’s investments goes down, you may lose money.

Management Fees	1.36%27	0.85%
12b-1 Fees	0.00%	0.00%
Other Expenses	0.01%	0.30%28
Total Gross Expenses	1.37%	1.15%
Waivers/Reimbursements	0.00%	0.04%29
Total Net Expenses	1.37%	1.11%
Total Fund Assets by Share Class (as of 4-30-2009)	$51,979,324	$9,750,207
Performance History (as of 3-31-2009)
3 Mo.	-11.57%	-7.31%
1 Yr.	-46.29%	-40.82%
3 Yrs.	-13.19%	N/A
5 Yrs.	-2.39%	N/A
10 Yrs.	-1.34%	N/A

The percentage of the Existing Fund’s assets in Class III that will be transferred to the Replacement Fund pursuant to the Substitution is approximately 87% as of 3/31/09.  This comprised approximately 12% of the Existing Fund’s total assets as of 3/31/09.

25 This underlying mutual fund assesses (or reserves the right to assess) a short-term trading fee.

26 This underlying mutual fund assesses (or reserves the right to assess) a short-term trading fee.

27 The fund pays the advisor a single, unified management fee for arranging all services necessary for the fund to operate.  The fund has s stepped fee schedule, which is as follows:
1.50% of first $250 million,
1.20% of the next $250 million,
1.10% of the next $500 million, and
1.00% over $1 billion.
The fee shown has been restated based on strategy assets for the period from the most recent fiscal year end through March 31, 2009.  As a result, the Total Annual Fund Operating Expenses in this table differ from those shown in the fund’s prospectus and statement of additional information.  The fee for the fiscal year ended December 31, 2008 was 1.23%.

28 “Other Expenses” include administrative services fees which currently are 0.15%, but which are permitted to be as high as 0.25%. The full 0.25% in administrative services fees is not reflected in “Other Expenses” at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of administrative services fees were charged, total operating expenses (after fee waivers/expense reimbursements) would be 1.21%.

29 The Trust and the Adviser have entered into a written contract limiting operating expenses to 0.96% until at least May 1, 2010.  This limit excludes certain Fund expenses, including any taxes, interest, brokerage fees, Rule 12b-1 fees, short-sale dividend expenses, administrative services fees, other expenses which are capitalized in accordance with generally accepted accounting principles and may exclude other non-routine expenses not incurred in the ordinary course of the Fund’s business.  The Trust is authorized to reimburse the Adviser for management fees previously waived and/or for expenses previously paid by the Adviser, provided however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement.

Shareholder approval of reliance on the discretion provided by the Manager of Managers Order (discussed in Section II.B.) was received on or about March 24, 2008, at which time total Fund assets were $5,000,000.
The Section 26 Applicants believe that the American Century Variable Portfolios Inc. – American Century VP International Fund and the NVIT – NVIT Multi-Manager International Growth Fund have similar investment objectives and substantially similar policies and risks.  The American Century Variable Portfolios Inc. – American Century VP International Fund specifies that the fund will normally invest primarily in securities of countries located in at least three countries outside of the United States.  The NVIT – NVIT Multi-Manager International Growth Fund invests at least 80% of the value of its net assets in equity securities issued by companies that are located in, or that derive a significant portion of their earnings or revenues from, a number of countries around the world other than the United States.  Both portfolios retain the right to utilize emerging markets and derivatives securities.  As of 8/31/08, the most recent date available in Morningstar Direct as of 12/3/08, the NVIT – NVIT Multi-Manager International Growth Fund did not hold any derivatives securities, but did hold 10% of its net assets in emerging markets securities, with no specific limitations.  In addition, as of 9/30/08, the American Century Variable Portfolios, Inc. – American Century V.P. International Fund did not hold any derivative securities, but did hold 5% of its net assets in emerging markets securities.
Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.

This proposed Substitution will impact the following Contracts:
Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide Provident VLI Separate Account 1	811-04460	033-42133	C000026802
Nationwide Provident VLI Separate Account 1	811-04460	333-82613	C000026806
Nationwide Provident VLI Separate Account A	811-08722	333-67775	C000026808
Nationwide Provident VLI Separate Account A	811-08722	333-71763	C000026803
Nationwide Provident VLI Separate Account A	811-08722	333-82611	C000026807
Nationwide Provident VLI Separate Account A	811-08722	333-84475	C000026801
Nationwide Variable Account-14	811-21205	333-104339	C000017946
Nationwide Variable Account-9	811-08241	333-28995	C000024720
Nationwide Variable Account-9	811-08241	333-28995	C000024727
Nationwide Variable Account-9	811-08241	333-28995	C000024730
Nationwide Variable Account-9	811-08241	333-52579	C000024732
Nationwide Variable Account-9	811-08241	333-53023	C000024723
Nationwide Variable Account-9	811-08241	333-53023	C000024724
Nationwide Variable Account-9	811-08241	333-53023	C000024725
Nationwide Variable Account-9	811-08241	333-56073	C000024734
Nationwide Variable Account-9	811-08241	333-79327	C000024726
Nationwide Variable Account-II	811-03330	002-75059	C000024495
Nationwide Variable Account-II	811-03330	033-60063	C000024502
Nationwide Variable Account-II	811-03330	033-67636	C000024501
Nationwide VL Separate Account-G	811-21697	333-121878	C000025954
Nationwide VL Separate Account-G	811-21697	333-140608	C000047649
Nationwide VLI Separate Account-2	811-05311	033-42180	C000025924
Nationwide VLI Separate Account-2	811-05311	033-62795	C000025923
Nationwide VLI Separate Account-4	811-08301	333-31725	C000025928
Nationwide VLI Separate Account-4	811-08301	333-31725	C000026839
Nationwide VLI Separate Account-4	811-08301	333-52615	C000025936
Nationwide VLI Separate Account-4	811-08301	333-52617	C000025932
Nationwide VLI Separate Account-4	811-08301	333-52617	C000025933
Nationwide VLI Separate Account-4	811-08301	333-69160	C000025937
Nationwide VLI Separate Account-4	811-08301	333-69160	C000025938
Nationwide VLI Separate Account-4	811-08301	333-83010	C000025929
Nationwide VLI Separate Account-4	811-08301	333-83010	C000025930
Nationwide VLI Separate Account-4	811-08301	333-94037	C000025934
Nationwide VLI Separate Account-4	811-08301	333-94037	C000025935
Nationwide VLI Separate Account-7	811-21610	333-117998	C000025943
Nationwide VLI Separate Account-7	811-21610	333-121879	C000025944

8.           American Century Variable Portfolios, Inc. – American Century VP International Fund: Class IV30 replaced by NVIT – NVIT Multi-Manager International Growth Fund: Class VI31
	Existing Fund	Replacement Fund
	American Century Variable Portfolios, Inc. – American Century VP International Fund: Class IV	NVIT – NVIT Multi-Manager International Growth Fund: Class VI
Adviser:	American Century Global Investment Management, Inc.	Nationwide Fund Advisors
Sub-adviser:	N/A	A I M Capital Management, Inc. American Century Global Investment Management Inc.
Investment Objective:	Capital growth.	Long-term capital growth.
Investment Strategy:
The fund invests primarily in securities of companies located in at least three developed countries world-wide (excluding the United States). The portfolio managers look for stocks of companies they believe will increase in value over time, using an investment strategy developed by American Century. In implementing this strategy, the portfolio managers make their investment decisions based primarily on their analysis of individual companies, rather than on broad economic forecasts. Management of the fund is based on the belief that, over the long term, stock price movements follow growth in earnings, revenues and/or cash flow. The portfolio managers use a variety of analytical research tools and techniques to identify the stocks of companies that meet their investment criteria. Under normal market conditions, the fund’s portfolio will primarily consist of securities of companies whose earnings or revenues are not only growing, but growing at an accelerating pace.

Under normal conditions, the Fund invests at least 80% of the value of its net assets in equity securities issued by companies that are located in, or that derive a significant portion of their earnings or revenues from, a number of countries around the world other than the United States. Some of these countries may be considered to be emerging market countries.  The Fund employs a growth style of investing, meaning that the Fund seeks companies whose earnings are expected to grow consistently faster than those of other companies.
The Fund may invest in equity securities of companies of any market capitalization. The Fund also may use derivatives, such as futures and options, for efficient portfolio management.
The Fund consists of two sleeves, or portions, managed by different subadvisers.  Nationwide Fund Advisors (“NFA”) is the Fund’s investment adviser and selects the Fund’s subadvisers and monitors their performance on an ongoing basis.  The subadvisers have been chosen because they approach investing in international growth securities in a different manner from each other, and NFA believes that diversification among securities and investment styles could increase the potential for investment return and potentially reduce risk and volatility. Pursuant to a Manager-of-Managers Exemptive Order that the Trust received from the Securities and Exchange Commission, NFA may allocate and reallocate Fund assets to or among unaffiliated subadvisers at any time, subject to the approval of the Board of Trustees of the Trust. In addition, certain subadvisers may have limits as to the amount of assets that the subadviser will manage.
The two sleeves are each managed as follows:
A I M CAPITAL MANAGEMENT, INC. (“AIM”) – focuses its investments in marketable equity securities of foreign companies that are listed on a recognized foreign or
U.S. securities exchange or traded in a foreign or U.S. over the-counter market. AIM will normally invest in the securities of companies located in at least four countries outside of the U.S., emphasizing investment in companies in the developed countries of Western Europe and the
Pacific Basin. At the present time, AIM intends to invest no more than 20% of its allocated sleeve’s assets in companies located in emerging market countries. AIM employs a disciplined investment strategy that emphasizes fundamental research, supported by quantitative analysis in selecting stocks and constructing a portfolio. The strategy primarily focuses on identifying quality companies that have experienced, or exhibit the potential for, accelerating or above average earnings growth but whose price does not fully reflect these attributes. AIM selects securities based on a bottom-up approach which focuses on the strengths of individual companies, rather than sector or country trends. AIM may consider selling a security for several reasons, including if (1) its fundamentals deteriorate or it posts disappointing earnings, (2) its stock price appears to be overvalued, or (3) a more attractive opportunity is identified. AIM believes in a team-managed approach to investing, in order to reach superior equity returns over a long-term investment horizon with below market volatility.
AMERICAN CENTURY GLOBAL INVESTMENT MANAGEMENT, INC. (“AMERICAN CENTURY
GLOBAL”) – American Century Global focuses on companies in foreign developed and emerging market countries that are small- to medium-sized at the time of purchase. The portfolio managers look for stocks of companies they believe will increase in value over time. In implementing this strategy, they make investment decisions primarily on their analysis of individual companies, rather than on broad economic forecasts.
Portfolio management is based on the belief that, over the long term, stock price movements follow growth in earnings, revenues and/or cash flow. The portfolio managers use a variety of analytical research tools and techniques to identify the stocks of companies that meet their investment criteria. Under normal market conditions, the sleeve subadvised by American Century Global will primarily consist of securities of companies whose earnings or revenues are not only growing, but growing at an accelerating pace.

Principal Risks:
* FOREIGN RISK - The fund invests primarily in foreign securities, which are generally riskier than U.S. securities. As a result, the fund is subject to foreign risk, meaning that political events (such as civil unrest, national elections and imposition of exchange controls), social and economic events (such as labor strikes and rising inflation), and natural disasters occurring in a country where the fund invests could cause the fund's investments in that country to experience gains or losses.
* CURRENCY RISK - Because the fund generally invests in securities denominated in foreign currencies, the fund is subject to currency risk, meaning that the fund could experience gains or losses based solely on changes in the exchange rate between foreign currencies and the U.S. dollar.
* EMERGING MARKET RISK - Investing in securities of companies located in emerging market countries generally is also riskier than investing in securities of companies located in foreign developed countries. Emerging market countries may have unstable governments and/or economies that are subject to sudden change. These changes may be magnified by the countries' emergent financial markets, resulting in significant volatility to investments in these countries. These countries also may lack the legal, business and social framework to support securities markets.
* GROWTH STOCKS - Investments in growth stocks may involve special risks and their prices may fluctuate more dramatically than the overall stock market.
* MARKET RISK - The value of the fund's shares will go up and down based on the performance of the companies whose securities it owns and other factors generally affecting the securities market.
* PRICE VOLATILITY - The value of the fund's shares may fluctuate significantly in the short term.
* PRINCIPAL LOSS - At any given time your shares may be worth less than the price you paid for them. In other words, it is possible to lose money by investing in the fund.

The Fund cannot guarantee that it will achieve its investment objective.
As with any mutual fund, the value of the Fund’s investments – and therefore, the value of Fund shares –
may fluctuate. These changes may occur because of:
Stock market risk – the Fund could lose value if the individual stocks in which it invests or overall stock markets in which such stocks trade go down.  Foreign securities risk – foreign securities may be more volatile, harder to price and less liquid than U.S. securities.
The prices of foreign securities may be further affected by other factors, such as changes in the exchange rates between the dollar and the currencies in which the securities are traded.
Emerging markets risk – a magnification of the risks that
apply to all foreign investments. These risks are greater for securities of companies in emerging market countries because the countries may have less stable governments, more volatile currencies and less established markets.
Small- and mid-cap securities risk – in general, stocks of small- and mid-cap companies may be more volatile and less liquid than larger company stocks.
Derivatives risk –derivatives can disproportionately increase losses and reduce opportunities for gains when the security prices, interest rates, currency values, or other such measures underlying derivatives change in unexpected ways. They also present default risks if the counterparty to a derivatives contract fails to fulfill its obligations to the Fund.
Growth style risk – growth investing involves buying stocks that have relatively high price-to-earnings ratios.  Growth stocks may be more volatile than other stocks because they are generally more sensitive to investor perceptions and market movements. During periods of growth stock underperformance, the Fund’s performance may suffer and underperform other equity funds that use different investing styles.
Multi-manager risk – while NFA, as the Fund’s investment adviser, monitors each subadviser and the overall management of the Fund, each subadviser makes investment decisions independently from NFA and the other subadvisers. It is possible that the security selection process of one subadviser will not complement that of the other subadvisers. As a result, the Fund’s exposure to a given security, industry sector or market capitalization could be smaller or larger than if the Fund were managed by a single subadviser, which could affect the Fund’s performance.
If the value of the Fund’s investments goes down, you may lose money.

Management Fees	1.26%32	0.85%
12b-1 Fees	0.25%	0.25%
Other Expenses	0.01%	0.30%33
Total Gross Expenses	1.52%	1.40%
Waivers/Reimbursements	0.00%	0.04%34
Total Net Expenses	1.52%	1.36%
Total Fund Assets by Share Class (as of 4-30-2009)	$9,817,271	$90,595,112
Performance History (as of 3-31-2009)
3 Mo.	-11.55%	-7.29%
1 Yr.	-46.37%	-40.71%
3 Yrs.	-13.31%	N/A
5 Yrs.	-2.48%	N/A
10 Yrs.	-1.46%	N/A

The percentage of the Existing Fund’s assets in Class IV that will be transferred to the Replacement Fund pursuant to the Substitution is approximately 90% as of 3/31/09.  This comprised approximately 2% of the Existing Fund’s total assets as of 3/31/09.

30 This underlying mutual fund assesses (or reserves the right to assess) a short-term trading fee.

31 This underlying mutual fund assesses (or reserves the right to assess) a short-term trading fee.

32 The fund pays the advisor a single, unified management fee for arranging all services necessary for the fund to operate.  The fund has s stepped fee schedule, which is as follows:
1.40% of first $250 million,
1.10% of the next $250 million,
1.00% of the next $500 million, and
0.90% over $1 billion.
The fee shown has been restated based on strategy assets for the period from the most recent fiscal year end through March 31, 2009.  As a result, the Total Annual Fund Operating Expenses in this table differ from those shown in the fund’s prospectus and statement of additional information.  The fee for the fiscal year ended December 31, 2008 was 1.13%.

33 “Other Expenses” include administrative services fees which currently are 0.15%, but which are permitted to be as high as 0.25%. The full 0.25% in administrative services fees is not reflected in “Other Expenses” at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of administrative services fees were charged, total operating expenses (after fee waivers/expense reimbursements) would be 1.46%

34 The Trust and the Adviser have entered into a written contract limiting operating expenses to 0.96% until at least May 1, 2010.  This limit excludes certain Fund expenses, including any taxes, interest, brokerage fees, Rule 12b-1 fees, short-sale dividend expenses, administrative services fees, other expenses which are capitalized in accordance with generally accepted accounting principles and may exclude other non-routine expenses not incurred in the ordinary course of the Fund’s business.  The Trust is authorized to reimburse the Adviser for management fees previously waived and/or for expenses previously paid by the Adviser, provided however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement.

Shareholder approval of reliance on the discretion provided by the Manager of Managers Order (discussed in Section II.B.) was received on or about March 24, 2008, at which time total Fund assets were $5,000,000.
The Section 26 Applicants believe that the American Century Variable Portfolios, Inc. – American Century VP International Fund and the NVIT – NVIT Multi-Manager International Growth Fund have similar investment objectives and substantially similar policies and risks.  The American Century Variable Portfolios, Inc. – American Century VP International Fund specifies that the fund will normally invest primarily in securities of countries located in at least three countries outside of the United States.  The NVIT – NVIT Multi-Manager International Growth Fund invests at least 80% of the value of its net assets in equity securities issued by companies that are located in, or that derive a significant portion of their earnings or revenues from, a number of countries around the world other than the United States.  Both portfolios retain the right to utilize emerging markets and derivatives securities, with no specific limitations.  As of 8/31/08, the most recent date available in Morningstar Direct as of 12/3/08, the NVIT – NVIT Multi-Manager International Growth Fund did not hold any derivatives securities, but did hold 10% of its net assets in emerging markets securities.  In addition, as of 9/30/08, the American Century Variable Portfolios, Inc. – American Century V.P. International Fund did not hold any derivative securities, but did hold 5% of its net assets in emerging markets securities.
Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.

This proposed Substitution will impact the following Contracts:
Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide Variable Account-II	811-03330	333-103093	C000024503
Nationwide Variable Account-II	811-03330	333-103094	C000024504
Nationwide Variable Account-II	811-03330	333-103094	C000024505
Nationwide Variable Account-II	811-03330	333-103094	C000024506
Nationwide Variable Account-II	811-03330	333-103094	C000024537
Nationwide Variable Account-II	811-03330	333-103094	C000024538
Nationwide Variable Account-II	811-03330	333-103095	C000024507
Nationwide Variable Account-II	811-03330	333-103095	C000024508
Nationwide Variable Account-II	811-03330	333-104510	C000024499
Nationwide Variable Account-II	811-03330	333-104511	C000024497
Nationwide Variable Account-II	811-03330	333-104512	C000024498
Nationwide Variable Account-II	811-03330	333-104513	C000024496
Nationwide Variable Account-II	811-03330	333-104513	C000068828
Nationwide Variable Account-II	811-03330	333-105992	C000024500

9.           American Century Variable Portfolios, Inc. – American Century VP Ultra Fund: Class I replaced by NVIT – NVIT Multi-Manager Large Cap Growth Fund: Class I
	Existing Fund	Replacement Fund
	American Century Variable Portfolios, Inc. – American Century VP Ultra Fund: Class I	NVIT – NVIT Multi-Manager Large Cap Growth Fund: Class I
Adviser:	American Century Investment Management, Inc.	Nationwide Fund Advisors
Sub-adviser:	N/A	Neuberger Berman Management Inc. Goldman Sachs Asset Management, L.P. Wells Capital Management, Inc.
Investment Objective:	Long-term capital growth.	Long-term capital growth.
Investment Strategy:
The portfolio managers look for stocks of companies they believe will increase in value over time, using investment strategies developed by American Century. In implementing these strategies, the portfolio managers make their investment decisions based primarily on their analysis of individual companies, rather than on broad economic forecasts. Management of the fund is based on the belief that, over the long term, stock price movements follow growth in earnings, revenues and/or cash flow.
The portfolio managers use a variety of analytical research tools and techniques to identify the stocks of larger-sized companies that meet their investment criteria. Under normal market conditions, the fund’s portfolio will primarily consist of securities of companies whose earnings or revenues are not only growing, but growing at an accelerating pace.  The Fund is permitted to invest in preferred stock or convertible securities.

Under normal conditions, the Fund invests at least 80% of the value of its net assets in equity securities issued by large-cap companies, utilizing a growth style of investing.  In other words, the Fund seeks companies whose earnings are expected to grow consistently faster than those of other companies.  Equity securities in which the Fund invests are primarily common stock, although they may include other equity securities, such as preferred stock or convertible securities.  The Fund may also invest in equity securities of large-cap companies that are located outside the United States.
The Fund consists of three sleeves, or portions, managed by different subadvisers.  Nationwide Fund Advisors (“NFA”) is the Fund’s investment adviser and selects the Fund’s subadvisers and monitors their performance on an ongoing basis.  The subadvisers have been chosen because they approach investing in large-cap securities in a different manner from each other, and NFA believes that diversification among securities and investment styles could increase the potential for investment return and potentially reduce risk and volatility. Pursuant to a Manager-of-Managers Exemptive Order that the Trust received from the Securities and Exchange Commission, NFA may allocate and reallocate Fund assets to or among unaffiliated subadvisers at any time, subject to the approval of the Board of Trustees of the Trust. In addition, certain subadvisers may have limits as to the amount of assets that the subadviser will manage.
The three sleeves are each managed as follows:
NEUBERGER BERMAN MANAGEMENT INC.
(“NEUBERGER BERMAN”) – uses a disciplined investment strategy when selecting growth stocks.
Neuberger Berman seeks to buy companies with strong historical and prospective earnings growth. In determining whether a company has favorable growth characteristics,  Neuberger Berman analyzes such factors as:
* revenue and earnings growth;
* return on equity;
* debt to equity ratio and
* market share and competitive leadership of the company’s products.
Neuberger follows a disciplined selling strategy and may sell a stock when it fails to perform as expected, or when other opportunities appear more attractive.
GOLDMAN SACHS ASSET MANAGEMENT, L.P. (“GSAM”) – selects investments for the Fund using a variety of quantitative techniques derived from fundamental research, including but not limited to valuation, momentum, analyst sentiment, profitability, earnings quality and management impact in seeking to maximize the Fund’s returns. GSAM uses a proprietary risk model in constructing a portfolio to help manage the expected deviation of the portfolio’s returns from those of the Fund’s benchmark. This model attempts to identify and measure the comparative risks between equity investments as accurately as possible using the quantitative techniques described above, as well as several other factors associated with risk but not return.  GSAM thereby seeks to manage risk by overweighting stocks with positive characteristics identified in the return models and underweighting stocks with negative characteristics relative to their benchmark weights, while maintaining other characteristics such as size and sector weights close to the benchmark. Finally, GSAM factors expected execution costs into portfolio construction and evaluates multiple trading options before selecting the trading strategy it believes will minimize total transaction costs to the Fund.
WELLS CAPITAL MANAGEMENT, INC. (“WELLSCAP”) – seeks to identify companies that have the prospect for improving sales and earnings growth rates, enjoy a competitive advantage (such as dominant market share) and have effective management with a history of making investments that are in the best interests of the company’s shareholders. Wells+Cap employs a rigorous “bottom-up” research process to identify solid investments across large-cap companies of varying market capitalizations. The portfolio managers establish near-term and long-term price targets for each portfolio holding, using financial analysis that focuses equally on a company’s income statement and its balance sheet. Wells+Cap closely monitors the sleeve’s overall portfolio construction with the belief that constructing a well-diversified portfolio further reduces risk while enhancing return.

Principal Risks:
* GROWTH STOCKS - Investments in growth stocks may involve special risks and their prices may fluctuate more dramatically than the overall stock market.
* FOREIGN SECURITIES - A fund may invest in foreign securities, which can be riskier than investing in U.S. securities.
* MARKET RISK - The value of a fund's shares will go up and down based on the performance of the companies whose securities it owns and other factors generally affecting the securities market.
* PRICE VOLATILITY - The value of a fund's shares may fluctuate significantly in the short term.
* PRINCIPAL LOSS - At any given time your shares may be worth less than the price you paid for them. In other words, it is possible to lose money by investing in the fund.

The Fund cannot guarantee that it will achieve its investment objective.  As with any mutual fund, the value of the Fund’s investments – and therefore, the value of Fund shares – may fluctuate. These changes may occur because of:
Stock market risk – the Fund could lose value if the individual stocks in which it invests or overall stock markets in which such stocks trade go down.  Growth style risk – growth investing involves buying stocks that have relatively high price-to-earnings ratios.  Growth stocks may be more volatile than other stocks because they are generally more sensitive to investor perceptions and market movements. During periods of growth stock underperformance, the Fund’s performance may suffer and underperform other equity funds that use different investing styles.
Foreign securities risk – foreign securities may be more volatile, harder to price and less liquid than U.S. securities.  The prices of foreign securities may be further affected by other factors, such as changes in the exchange rates between the dollar and the currencies in which the securities are traded.  Multi-manager risk – while NFA, as the Fund’s investment adviser, monitors each subadviser and the overall management of the Fund, each subadviser makes investment decisions independently from NFA and the other subadvisers. It is possible that the security selection process of one subadviser will not complement that of the other subadvisers. As a result, the Fund’s exposure to a given security, industry sector or market capitalization could be smaller or larger than if the Fund were managed by a single subadviser, which could affect the Fund’s performance.  Portfolio turnover risk a higher portfolio turnover rate increases transaction costs and as a result may adversely impact the Fund’s performance and may increase share price volatility.  If the value of the Fund’s investments goes down, you may lose money.

Management Fees	1.00%35	0.65%
12b-1 Fees	0.00%	0.00%
Other Expenses	0.01%	0.36%36

35 The fund pays the advisor a single, unified management fee for arranging all services necessary for the fund to operate.  The fee shown is based on assets during the fund’s most recent fiscal year.  The fund has s stepped fee schedule.  As a result, the fund’s unified management fee rate generally decreases as strategy assets increase and increases as strategy assets decrease.

36 “Other Expenses” include administrative services fees which currently are 0.15%, but which are permitted to be as high as 0.25%.  The full 0.25% in administrative services fees is not reflected in “Other Expenses” at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of administrative services fees were charged, total operating expenses (after fee waivers/expense reimbursements) would be 1.00%.

Total Gross Expenses	1.01%	1.01%
Waivers/Reimbursements	0.00%	0.11%37
Total Net Expenses	1.01%	0.90%
Total Fund Assets by Share Class (as of 4-30-2009)	$37,150,067	$606,656
Performance History (as of 3-31-2009)
3 Mo.	-4.94%	-4.27%
1 Yr.	-35.78%	-34.38%
3 Yrs.	-13.38%	N/A
5 Yrs.	-6.54%	N/A
10 Yrs.	N/A	N/A

The percentage of the Existing Fund’s assets in Class I that will be transferred to the Replacement Fund pursuant to the Substitution is approximately 22% as of 3/31/09.  This comprised approximately 4% of the Existing Fund’s total assets as of 3/31/09.
Shareholder approval of reliance on the discretion provided by the Manager of Managers Order (discussed in Section II.B.) was received on or about March 24, 2008, at which time total Fund assets were $16,666,000.
The Section 26 Applicants believe that the American Century Variable Portfolios, Inc. – American Century VP Ultra Fund and the NVIT – NVIT Multi-Manager Large Cap Growth Fund have similar investment objectives and substantially similar policies and risks.  The NVIT – NVIT Multi-Manager Large Cap Growth Fund states that it will invest at least 80% of assets in large cap stocks.  The American Century Variable Portfolios, Inc. – American Century VP Ultra Fund will generally invest in larger companies.  Both portfolios allow for the use of foreign securities, preferred stock, and convertible securities without specific limitations.  As of 8/31/08, the most recent date available in Morningstar Direct as of 12/3/08, the NVIT – NVIT Multi-

37 The Trust and the Adviser have entered into a written contract limiting operating expenses to 0.75% until at least May 1, 2010.  This limit excludes certain Fund expenses, including any taxes, interest, brokerage fees, Rule 12b-1 fees, short-sale dividend expenses, administrative services fees, other expenses which are capitalized in accordance with generally accepted accounting principles and may exclude other non-routine expenses not incurred in the ordinary course of the Fund’s business.  The Trust is authorized to reimburse the Adviser for management fees previously waived and/or for expenses previously paid by the Adviser, provided however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement.

Manager Large Cap Growth Fund did not hold any preferred stock or convertible securities, but did hold 5% of its net assets in foreign securities.  In addition, as of 9/30/08, the American Century Variable Portfolios, Inc. – American Century V.P. Ultra Fund did not hold any preferred stock or convertible securities, but did hold 3% of its net assets in foreign securities.
Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.
This proposed Substitution will impact the following Contracts:
Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide Provident VLI Separate Account 1	811-04460	033-42133	C000026802
Nationwide Provident VLI Separate Account 1	811-04460	333-82613	C000026806
Nationwide Provident VLI Separate Account 1	811-04460	333-98629	C000026804
Nationwide Provident VLI Separate Account 1	811-04460	333-98631	C000026809
Nationwide Provident VLI Separate Account A	811-08722	333-67775	C000026808
Nationwide Provident VLI Separate Account A	811-08722	333-71763	C000026803
Nationwide Provident VLI Separate Account A	811-08722	333-82611	C000026807
Nationwide Provident VLI Separate Account A	811-08722	333-84475	C000026801
Nationwide Variable Account-14	811-21205	333-104339	C000017946
Nationwide Variable Account-9	811-08241	333-28995	C000024720
Nationwide Variable Account-9	811-08241	333-28995	C000024727
Nationwide Variable Account-9	811-08241	333-28995	C000024730
Nationwide Variable Account-9	811-08241	333-52579	C000024732
Nationwide Variable Account-9	811-08241	333-53023	C000024723
Nationwide Variable Account-9	811-08241	333-53023	C000024724
Nationwide Variable Account-9	811-08241	333-53023	C000024725
Nationwide Variable Account-9	811-08241	333-56073	C000024734
Nationwide Variable Account-9	811-08241	333-79327	C000024726
Nationwide Variable Account-II	811-03330	002-75059	C000024495
Nationwide Variable Account-II	811-03330	033-60063	C000024502
Nationwide Variable Account-II	811-03330	033-67636	C000024501
Nationwide VL Separate Account-G	811-21697	333-121878	C000025954

Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide VLI Separate Account-2	811-05311	033-42180	C000025924
Nationwide VLI Separate Account-2	811-05311	033-62795	C000025923
Nationwide VLI Separate Account-4	811-08301	333-31725	C000025928
Nationwide VLI Separate Account-4	811-08301	333-31725	C000026839
Nationwide VLI Separate Account-4	811-08301	333-52615	C000025936
Nationwide VLI Separate Account-4	811-08301	333-52617	C000025932
Nationwide VLI Separate Account-4	811-08301	333-52617	C000025933
Nationwide VLI Separate Account-4	811-08301	333-69160	C000025937
Nationwide VLI Separate Account-4	811-08301	333-69160	C000025938
Nationwide VLI Separate Account-4	811-08301	333-83010	C000025929
Nationwide VLI Separate Account-4	811-08301	333-83010	C000025930
Nationwide VLI Separate Account-4	811-08301	333-94037	C000025934
Nationwide VLI Separate Account-4	811-08301	333-94037	C000025935
Nationwide VLI Separate Account-7	811-21610	333-117998	C000025943
Nationwide VLI Separate Account-7	811-21610	333-121879	C000025944

10.           American Century Variable Portfolios, Inc. – American Century VP Ultra Fund: Class II replaced by NVIT – NVIT Multi-Manager Large Cap Growth Fund:
Class II
	Existing Fund	Replacement Fund
	American Century Variable Portfolios, Inc. – American Century VP Ultra Fund: Class II	NVIT – NVIT Multi-Manager Large Cap Growth Fund: Class II
Adviser:	American Century Investment Management, Inc.	Nationwide Fund Advisors
Sub-adviser:	N/A	Neuberger Berman Management Inc. Goldman Sachs Asset Management, L.P. Wells Capital Management, Inc.
Investment Objective:	Long-term capital growth.	Long-term capital growth.
Investment Strategy:
The portfolio managers look for stocks of companies they believe will increase in value over time, using investment strategies developed by American Century. In implementing these strategies, the portfolio managers make their investment decisions based primarily on their analysis of individual companies, rather than on broad economic forecasts. Management of the fund is based on the belief that, over the long term, stock price movements follow growth in earnings, revenues and/or cash flow.
The portfolio managers use a variety of analytical research tools and techniques to identify the stocks of larger-sized companies that meet their investment criteria. Under normal market conditions, the fund’s portfolio will primarily consist of securities of companies whose earnings or revenues are not only growing, but growing at an accelerating pace.  The Fund is permitted to invest in preferred stock and convertible securities.

Under normal conditions, the Fund invests at least 80% of the value of its net assets in equity securities issued by large-cap companies, utilizing a growth style of investing.  In other words, the Fund seeks companies whose earnings are expected to grow consistently faster than those of other companies.  Equity securities in which the Fund invests are primarily common stock, although they may include other equity securities, such as preferred stock or convertible securities.  The Fund may also invest in equity securities of large-cap companies that are located outside the United States.
The Fund consists of three sleeves, or portions, managed by different subadvisers.  Nationwide Fund Advisors (“NFA”) is the Fund’s investment adviser and selects the Fund’s subadvisers and monitors their performance on an ongoing basis.  The subadvisers have been chosen because they approach investing in large-cap securities in a different manner from each other, and NFA believes that diversification among securities and investment styles could increase the potential for investment return and potentially reduce risk and volatility. Pursuant to a Manager-of-Managers Exemptive Order that the Trust received from the Securities and Exchange Commission, NFA may allocate and reallocate Fund assets to or among unaffiliated subadvisers at any time, subject to the approval of the Board of Trustees of the Trust. In addition, certain subadvisers may have limits as to the amount of assets that the subadviser will manage.
The three sleeves are each managed as follows:
NEUBERGER BERMAN MANAGEMENT INC.
(“NEUBERGER BERMAN”) – uses a disciplined investment strategy when selecting growth stocks. Neuberger Berman seeks to buy companies with strong historical and prospective earnings growth. In determining whether a company has favorable growth characteristics,  Neuberger Berman analyzes such factors as:
* revenue and earnings growth;
* return on equity;
* debt to equity ratio and
* market share and competitive leadership of the company’s products. Neuberger follows a disciplined selling strategy and may sell a stock when it fails to perform as expected, or when other opportunities appear more attractive.
GOLDMAN SACHS ASSET MANAGEMENT, L.P. (“GSAM”) – selects investments for the Fund using a variety of quantitative techniques derived from fundamental research, including but not limited to valuation, momentum, analyst sentiment, profitability, earnings quality and management impact in seeking to maximize the Fund’s returns. GSAM uses a proprietary risk model in constructing a portfolio to help manage the expected deviation of the portfolio’s returns from those of the Fund’s benchmark. This model attempts to identify and measure the comparative risks between equity investments as accurately as possible using the quantitative techniques described above, as well as several other factors associated with risk but not return.  GSAM thereby seeks to manage risk by overweighting stocks with positive characteristics identified in the return models and underweighting stocks with negative characteristics relative to their benchmark weights, while maintaining other characteristics such as size and sector weights close to the benchmark. Finally, GSAM factors expected execution costs into portfolio construction and evaluates multiple trading options before selecting the trading strategy it believes will minimize total transaction costs to the Fund.
WELLS CAPITAL MANAGEMENT, INC. (“WELLSCAP”) – seeks to identify companies that have the prospect for improving sales and earnings growth rates, enjoy a competitive advantage (such as dominant market share) and have effective management with a history of making investments that are in the best interests of the company’s shareholders. Wells+Cap employs a rigorous “bottom-up” research process to identify solid investments across large-cap companies of varying market capitalizations. The portfolio managers establish near-term and long-term price targets for each portfolio holding, using financial analysis that focuses equally on a company’s income statement and its balance sheet. Wells+Cap closely monitors the sleeve’s overall portfolio construction with the belief that constructing a well-diversified portfolio further reduces risk while enhancing return.

Principal Risks:
* GROWTH STOCKS - Investments in growth stocks may involve special risks and their prices may fluctuate more dramatically than the overall stock market.
* FOREIGN SECURITIES - A fund may invest in foreign securities, which can be riskier than investing in U.S. securities.
* MARKET RISK - The value of a fund's shares will go up and down based on the performance of the companies whose securities it owns and other factors generally affecting the securities market.
* PRICE VOLATILITY - The value of a fund's shares may fluctuate significantly in the short term.
* PRINCIPAL LOSS - At any given time your shares may be worth less than the price you paid for them. In other words, it is possible to lose money by investing in the fund.

The Fund cannot guarantee that it will achieve its investment objective.  As with any mutual fund, the value of the Fund’s investments – and therefore, the value of Fund shares – may fluctuate. These changes may occur because of:
Stock market risk – the Fund could lose value if the individual stocks in which it invests or overall stock markets in which such stocks trade go down.  Growth style risk – growth investing involves buying stocks that have relatively high price-to-earnings ratios.  Growth stocks may be more volatile than other stocks because they are generally more sensitive to investor perceptions and market movements. During periods of growth stock underperformance, the Fund’s performance may suffer and underperform other equity funds that use different investing styles.
Foreign securities risk – foreign securities may be more volatile, harder to price and less liquid than U.S. securities.  The prices of foreign securities may be further affected by other factors, such as changes in the exchange rates between the dollar and the currencies in which the securities are traded.  Multi-manager risk – while NFA, as the Fund’s investment adviser, monitors each subadviser and the overall management of the Fund, each subadviser makes investment decisions independently from NFA and the other subadvisers. It is possible that the security selection process of one subadviser will not complement that of the other subadvisers. As a result, the Fund’s exposure to a given security, industry sector or market capitalization could be smaller or larger than if the Fund were managed by a single subadviser, which could affect the Fund’s performance.  Portfolio turnover risk a higher portfolio turnover rate increases transaction costs and as a result may adversely impact the Fund’s performance and may increase share price volatility.  If the value of the Fund’s investments goes down, you may lose money.

Management Fees	0.90%38	0.65%
12b-1 Fees	0.25%	0.25%
Other Expenses	0.01%	0.36%39
Total Gross Expenses	1.16%	1.26%
Waivers/Reimbursements	0.00%	0.11%40
Total Net Expenses	1.16%	1.15%
Total Fund Assets by Share Class (as of 4-30-2009)	$177,643,154	$1,421,145
Performance History (as of 3-31-2009)
3 Mo.	-4.80%	-4.16%
1 Yr.	-35.85%	-34.34%
3 Yrs.	-13.50%	N/A
5 Yrs.	-6.67%	N/A
10 Yrs.	N/A	N/A

The percentage of the Existing Fund’s assets in Class II that will be transferred to the Replacement Fund pursuant to the Substitution is approximately 4% as of 3/31/09.  This comprised approximately 4% of the Existing Fund’s total assets as of 3/31/09.
Shareholder approval of reliance on the discretion provided by the Manager of Managers Order (discussed in Section II.B.) was received on or about March 24, 2008, at which time total Fund assets were $16,666,000.
The Section 26 Applicants believe that the American Century Variable Portfolios, Inc. – American Century VP Ultra Fund and the NVIT – NVIT Multi-Manager Large Cap Growth Fund have similar investment objectives and substantially similar policies and risks.  The NVIT

38 The fund pays the advisor a single, unified management fee for arranging all services necessary for the fund to operate.  The fee shown is based on assets during the fund’s most recent fiscal year.  The fund has s stepped fee schedule, which is as follows:
0.90% of first $500 million,
0.85% of next $500 million, and
0.80% over $1 billion.

39 “Other Expenses” include administrative services fees which currently are 0.15%, but which are permitted to be as high as 0.25%.  The full 0.25% in administrative services fees is not reflected in “Other Expenses” at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of administrative services fees were charged, total operating expenses (after fee waivers/expense reimbursements) would be 1.25%.

40 The Trust and the Adviser have entered into a written contract limiting operating expenses to 0.75% until at least May 1, 2010.  This limit excludes certain Fund expenses, including any taxes, interest, brokerage fees, Rule 12b-1 fees, short-sale dividend expenses, administrative services fees, other expenses which are capitalized in accordance with generally accepted accounting principles and may exclude other non-routine expenses not incurred in the ordinary course of the Fund’s business.  The Trust is authorized to reimburse the Adviser for management fees previously waived and/or for expenses previously paid by the Adviser, provided however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement.

– NVIT Multi-Manager Large Cap Growth Fund states that it will invest at least 80% of assets in large cap stocks.  The American Century Variable Portfolios, Inc. – American Century VP Ultra Fund will generally invest in larger companies.  Both portfolios allow for the use of foreign securities, preferred stock, and convertible securities without specific limitations.  As of 8/31/08, the most recent date available in Morningstar Direct as of 12/3/08, the NVIT – NVIT Multi-Manager Large Cap Growth Fund did not hold any preferred stock or convertible securities, but did hold 5% of its net assets in foreign securities without specific limitation.  In addition, as of 9/30/08, the American Century Variable Portfolios, Inc. – American Century V.P. Ultra Fund did not hold any preferred stock or convertible securities, but did hold 3% of its net assets in foreign securities.
Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.
This proposed Substitution will impact the following Contracts:
Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide Variable Account-9	811-08241	333-53023	C000024722
Nationwide Variable Account-II	811-03330	333-103093	C000024503
Nationwide Variable Account-II	811-03330	333-103094	C000024504
Nationwide Variable Account-II	811-03330	333-103094	C000024505
Nationwide Variable Account-II	811-03330	333-103094	C000024506
Nationwide Variable Account-II	811-03330	333-103094	C000024537
Nationwide Variable Account-II	811-03330	333-103094	C000024538
Nationwide Variable Account-II	811-03330	333-103095	C000024507
Nationwide Variable Account-II	811-03330	333-103095	C000024508
Nationwide Variable Account-II	811-03330	333-104510	C000024499
Nationwide Variable Account-II	811-03330	333-104511	C000024497
Nationwide Variable Account-II	811-03330	333-104512	C000024498
Nationwide Variable Account-II	811-03330	333-104513	C000024496
Nationwide Variable Account-II	811-03330	333-105992	C000024500

11.           American Century Variable Portfolios, Inc. – American Century VP Vista Fund: Class I replaced by NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class I
	Existing Fund	Replacement Fund
	American Century Variable Portfolios, Inc. – American Century VP Vista Fund: Class I	NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class I
Adviser:	American Century Investment Management, Inc.	Nationwide Fund Advisors
Sub-adviser:	N/A	American Century Investment Management Inc. Neuberger Berman Management Inc.
Investment Objective:	Long-term capital growth	Long-term capital growth.
Investment Strategy:
The portfolio managers primarily look for stocks of medium-sized and smaller companies they believe will increase in value over time, using an investment strategy developed by American Century. In implementing this strategy, the portfolio managers make their investment decisions based primarily on their analysis of individual companies, rather than on broad economic forecasts.  Management of the fund is based on the belief that, over the long term, stock price movements follow growth in earnings and revenues. The portfolio managers' principal analytical technique involves the identification of companies with earnings and revenues that are not only growing, but growing at an accelerating pace.

Under normal conditions, the Fund invests at least 80% of the value of its net assets in equity securities issued by mid-cap companies, utilizing a growth style of investing.  In other words, the Fund seeks companies whose earnings are expected to grow consistently faster than those of other companies.  Equity securities in which the Fund invests are primarily common stock, although they may include other equity securities, such as preferred stock or convertible securities.  The Fund may also invest in equity securities of companies that are located outside the United States, and in derivatives, such as futures, options, swaps and other hybrid financial instruments.
The Fund consists of two sleeves, or portions, managed by different subadvisers.  Nationwide Fund Advisors (“NFA”) is the Fund’s investment adviser and selects the Fund’s subadvisers and monitors their performance on an ongoing basis.  The subadvisers have been chosen because they approach investing in mid-cap securities in a different manner from each other, and NFA believes that diversification among securities and investment styles could increase the potential for investment return and potentially reduce risk and volatility.
Pursuant to a Manager-of-Managers Exemptive Order that the Trust received from the Securities and Exchange Commission, NFA may allocate and reallocate Fund assets to or among unaffiliated subadvisers at any time, subject to the approval of the Board of Trustees of the Trust. In addition, certain subadvisers may have limits as to the amount of assets that the subadviser will manage.  The two sleeves are each managed as follows:
NEUBERGER BERMAN MANAGEMENT INC.
(“NEUBERGER BERMAN”) – uses a disciplined investment strategy when selecting growth stocks. Using fundamental research and quantitative analysis, Neuberger Berman seeks fast-growing companies with above average sales and competitive returns on equity relative to their peers. In doing so, Neuberger Berman analyzes such factors as:
* financial condition (such as debt to equity ratio);
* market share and competitive leadership of the company’s products;
* earnings growth relative to competitors and k market valuation in comparison to a stock’s own historical norms and the stocks of other mid-cap companies.
Neuberger Berman follows a disciplined selling strategy and may sell a stock when it fails to perform as expected, or when other opportunities appear more attractive.
AMERICAN CENTURY INVESTMENT MANAGEMENT, INC. (“AMERICAN CENTURY”) – using a proprietary investment strategy, American Century makes its investment decisions primarily on analysis of individual companies, rather than on broad economic forecasts, based on the belief that, over the long term, stock price movements follow growth in earnings and revenues.  American Century tracks financial information for thousands of individual companies to identify and evaluate trends in earnings, revenues and other business fundamentals. The portfolio managers’ principal analytical technique involves identifying companies with earnings and revenues that are not only growing, but which are growing at an accelerating pace. This includes companies whose growth rates are negative, although less negative than in earlier periods, and companies whose growth rates are expected to accelerate. In addition to accelerating growth, American Century also considers companies demonstrating price strength relative to their peers.  American Century generally does not attempt to time the market. Instead, it intends to keep its sleeve fully invested in stocks regardless of general stock price movement.

Principal Risks:
* GROWTH STOCKS - Investments in growth stocks may involve special risks and their prices may fluctuate more dramatically than the overall stock market.
* MID CAP STOCKS - The fund invests in mid-sized and smaller companies which may present greater opportunities for capital growth than larger companies, but may be more volatile and subject to greater risk.
* FOREIGN SECURITIES - The fund may invest in foreign securities, which can be riskier than investing in U.S. securities.
* MARKET RISK - The value of the fund's shares will go up and down based on the performance of the companies whose securities it owns and other factors generally affecting the securities market.
* PRICE VOLATILITY - The value of the fund's shares may fluctuate significantly in the short term.
* HIGH TURNOVER - The fund's PORTFOLIO TURNOVER may be high. This could result in relatively high commission costs, which could hurt the fund's performance, and capital gains tax liabilities for the fund's shareholders.
PORTFOLIO TURNOVER IS A MEASURE OF HOW FREQUENTLY A FUND BUYS
AND SELLS PORTFOLIO SECURITIES.
* PRINCIPAL LOSS - At any given time your shares may be worth less than the price you paid for them. In other words, it is possible to lose money by investing in the fund.

The Fund cannot guarantee that it will achieve its investment objective.  As with any mutual fund, the value of the Fund’s investments – and therefore, the value of Fund shares – may fluctuate. These changes may occur because of:
Stock market risk – the Fund could lose value if the individual stocks in which it invests or overall stock markets in which such stocks trade go down.
Mid-cap risk – stocks of mid-sized companies may be more volatile and less liquid than larger company stocks.
Growth style risk – growth investing involves buying stocks that have relatively high price-to-earnings ratios.  Growth stocks may be more volatile than other stocks because they are generally more sensitive to investor perceptions and market movements. During periods of growth stock underperformance, the Fund’s performance may suffer and underperform other equity funds that use different investing styles.
Foreign securities risk – foreign securities may be more volatile, harder to price and less liquid than U.S. securities.
The prices of foreign securities may be further affected by other factors, such as changes in the exchange rates between the dollar and the currencies in which the securities are traded.
Derivatives risk – derivatives can disproportionately increase losses and reduce opportunities for gains when the security prices, interest rates, currency values, or other such measures underlying derivatives change in unexpected ways. They also present default risks if the counterparty to a derivatives contract fails to fulfill its obligations to the Fund.
Multi-manager risk – while NFA, as the Fund’s investment adviser, monitors each subadviser and the overall management of the Fund, each subadviser makes investment decisions independently from NFA and the other subadvisers. It is possible that the security selection process of one subadviser will not complement that of the other subadvisers. As a result, the Fund’s exposure to a given security, industry sector or market capitalization could be smaller or larger than if the Fund were managed by a single subadviser, which could affect the Fund’s performance.
Portfolio turnover risk a higher portfolio turnover rate increases transaction costs and as a result may adversely impact the Fund’s performance and may increase share price volatility.
If the value of the Fund’s investments goes down, you may lose money.

Management Fees	1.00%	0.75%
12b-1 Fees	0.00%	0.00%
Other Expenses	0.01%	0.22%41
Total Gross Expenses	1.01%	0.97%
Waivers/Reimbursements	0.00%	0.08%42

41 “Other Expenses” include administrative services fees which currently are 0.07%, but which are permitted to be as high as 0.25%.  The full 0.25% in administrative services fees is not reflected in “Other Expenses” at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of administrative services fees were charged, total operating expenses (after fee waivers/expense reimbursements) would be 1.07%.

42 The Trust and the Adviser have entered into a written contract limiting operating expenses to 0.82% for all share classes until at least May 1, 2010. This limit excludes certain Fund expenses, including any interest, taxes, brokerage commissions, Rule 12b-1 fees, fees paid pursuant to an Administrative Services Plan, short-sale dividend expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles and other non-routine expenses not incurred in the ordinary course of the Fund’s business. The Trust is authorized to reimburse the Adviser for management fees previously waived or reduced and/or for expenses previously paid by the Adviser, provided however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement.

Total Net Expenses	1.01%	0.89%
Total Fund Assets by Share Class (as of 4-30-2009)	$37,680,742	$87,712,589
Performance History (as of 3-31-2009)
3 Mo.	-3.81%	-3.79%
1 Yr.	-41.14%	-34.87%
3 Yrs.	-11.86%	N/A
5 Yrs.	-2.79%	N/A
10 Yrs.	N/A	N/A

The percentage of the Existing Fund’s assets in Class I that will be transferred to the Replacement Fund pursuant to the Substitution is approximately 29% as of 3/31/09.  This comprised approximately 22% of the Existing Fund’s total assets as of 3/31/09.
Shareholder approval of reliance on the discretion provided by the Manager of Managers Order (discussed in Section II.B.) was received on or about March 24, 2008, at which time total Fund assets were $4,833,333.
The Section 26 Applicants believe that the American Century Variable Portfolios, Inc. – American Century VP Vista Fund and the NVIT – NVIT Multi-Manager Mid Cap Growth Fund have similar investment objectives and substantially similar policies and risks.  The NVIT – NVIT Multi-Manager Mid Cap Growth Fund states that it will invest at least 80% of assets in mid cap stocks.  The American Century Variable Portfolios, Inc. – American Century VP Vista Fund states that it will invest primarily in medium-sized or smaller sized companies; however, they do not give specific parameters around how much they will invest in those companies.  Both portfolios allow for synthetic and derivatives instruments, preferred securities, convertible securities, and investment in foreign countries without specific limitations.  As of 8/31/08, the most recent date available in Morningstar Direct as of 12/3/08, the NVIT – NVIT Multi-Manager Mid Cap Growth Fund did not hold any preferred stock, convertible or derivatives securities, but did hold 4% of its net assets in foreign securities.  In addition, as of 9/30/08, the American

Century Variable Portfolios, Inc. – American Century V.P. Vista Fund did not hold any preferred stock, convertible or derivatives securities, but did hold 5% of its net assets in foreign securities.
Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.
This proposed Substitution will impact the following Contracts:
Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide Provident VLI Separate Account 1	811-04460	033-42133	C000026802
Nationwide Provident VLI Separate Account 1	811-04460	333-82613	C000026806
Nationwide Provident VLI Separate Account A	811-08722	333-67775	C000026808
Nationwide Provident VLI Separate Account A	811-08722	333-71763	C000026803
Nationwide Provident VLI Separate Account A	811-08722	333-82611	C000026807
Nationwide Provident VLI Separate Account A	811-08722	333-84475	C000026801
Nationwide Variable Account-14	811-21205	333-104339	C000017946
Nationwide Variable Account-9	811-08241	333-28995	C000024720
Nationwide Variable Account-9	811-08241	333-52579	C000024732
Nationwide Variable Account-9	811-08241	333-53023	C000024723
Nationwide Variable Account-9	811-08241	333-53023	C000024725
Nationwide Variable Account-9	811-08241	333-56073	C000024734
Nationwide Variable Account-II	811-03330	002-75059	C000024495
Nationwide Variable Account-II	811-03330	033-60063	C000024502
Nationwide Variable Account-II	811-03330	033-67636	C000024501
Nationwide VL Separate Account-G	811-21697	333-121878	C000025954
Nationwide VL Separate Account-G	811-21697	333-140608	C000047649
Nationwide VLI Separate Account-2	811-05311	033-42180	C000025924
Nationwide VLI Separate Account-2	811-05311	033-62795	C000025923
Nationwide VLI Separate Account-4	811-08301	333-31725	C000025928
Nationwide VLI Separate Account-4	811-08301	333-31725	C000026839
Nationwide VLI Separate Account-4	811-08301	333-52615	C000025936
Nationwide VLI Separate Account-4	811-08301	333-52617	C000025932
Nationwide VLI Separate Account-4	811-08301	333-52617	C000025933
Nationwide VLI Separate Account-4	811-08301	333-69160	C000025937
Nationwide VLI Separate Account-4	811-08301	333-69160	C000025938
Nationwide VLI Separate Account-4	811-08301	333-83010	C000025929
Nationwide VLI Separate Account-4	811-08301	333-83010	C000025930
Nationwide VLI Separate Account-4	811-08301	333-94037	C000025934
Nationwide VLI Separate Account-4	811-08301	333-94037	C000025935
Nationwide VLI Separate Account-7	811-21610	333-117998	C000025943
Nationwide VLI Separate Account-7	811-21610	333-121879	C000025944

12.           American Century Variable Portfolios, Inc. – American Century VP Vista Fund: Class II replaced by NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class I
	Existing Fund	Replacement Fund
	American Century Variable Portfolios, Inc. – American Century VP Vista Fund: Class II	NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class I
Adviser:	American Century Investment Management, Inc.	Nationwide Fund Advisors
Sub-adviser:	N/A	American Century Investment Management Inc. Neuberger Berman Management Inc.
Investment Objective:	Long-term capital growth.	Long-term capital growth.
Investment Strategy:
The portfolio managers primarily look for stocks of medium-sized and smaller companies they believe will increase in value over time, using an investment strategy developed by American Century. In implementing this strategy, the portfolio managers make their investment decisions based primarily on their analysis of individual companies, rather than on broad economic forecasts.  Management of the fund is based on the belief that, over the long term, stock price movements follow growth in earnings and revenues. The portfolio managers' principal analytical technique involves the identification of companies with earnings and revenues that are not only growing, but growing at an accelerating pace.

Under normal conditions, the Fund invests at least 80% of the value of its net assets in equity securities issued by mid-cap companies, utilizing a growth style of investing.  In other words, the Fund seeks companies whose earnings are expected to grow consistently faster than those of other companies.  Equity securities in which the Fund invests are primarily common stock, although they may include other equity securities, such as preferred stock or convertible securities.  The Fund may also invest in equity securities of companies that are located outside the United States, and in derivatives, such as futures, options, swaps and other hybrid financial instruments.
The Fund consists of two sleeves, or portions, managed by different subadvisers.  Nationwide Fund Advisors (“NFA”) is the Fund’s investment adviser and selects the Fund’s subadvisers and monitors their performance on an ongoing basis.  The subadvisers have been chosen because they approach investing in mid-cap securities in a different manner from each other, and NFA believes that diversification among securities and investment styles could increase the potential for investment return and potentially reduce risk and volatility.
Pursuant to a Manager-of-Managers Exemptive Order that the Trust received from the Securities and Exchange Commission, NFA may allocate and reallocate Fund assets to or among unaffiliated subadvisers at any time, subject to the approval of the Board of Trustees of the Trust. In addition, certain subadvisers may have limits as to the amount of assets that the subadviser will manage.  The two sleeves are each managed as follows:
NEUBERGER BERMAN MANAGEMENT INC.
(“NEUBERGER BERMAN”) – uses a disciplined investment strategy when selecting growth stocks. Using fundamental research and quantitative analysis, Neuberger Berman seeks fast-growing companies with above average sales and competitive returns on equity relative to their peers. In doing so, Neuberger Berman analyzes such factors as:
* financial condition (such as debt to equity ratio);
* market share and competitive leadership of the company’s products;
* earnings growth relative to competitors and k market valuation in comparison to a stock’s own historical norms and the stocks of other mid-cap companies.
Neuberger Berman follows a disciplined selling strategy and may sell a stock when it fails to perform as expected, or when other opportunities appear more attractive.
AMERICAN CENTURY INVESTMENT MANAGEMENT, INC. (“AMERICAN CENTURY”) – using a proprietary investment strategy, American Century makes its investment decisions primarily on analysis of individual companies, rather than on broad economic forecasts, based on the belief that, over the long term, stock price movements follow growth in earnings and revenues.  American Century tracks financial information for thousands of individual companies to identify and evaluate trends in earnings, revenues and other business fundamentals. The portfolio managers’ principal analytical technique involves identifying companies with earnings and revenues that are not only growing, but which are growing at an accelerating pace. This includes companies whose growth rates are negative, although less negative than in earlier periods, and companies whose growth rates are expected to accelerate. In addition to accelerating growth, American Century also considers companies demonstrating price strength relative to their peers.  American Century generally does not attempt to time the market. Instead, it intends to keep its sleeve fully invested in stocks regardless of general stock price movement.

Principal Risks:
* GROWTH STOCKS - Investments in growth stocks may involve special risks and their prices may fluctuate more dramatically than the overall stock market.
* MID CAP STOCKS - The fund invests in mid-sized and smaller companies which may present greater opportunities for capital growth than larger companies, but may be more volatile and subject to greater risk.
* FOREIGN SECURITIES - The fund may invest in foreign securities, which can be riskier than investing in U.S. securities.
* MARKET RISK - The value of the fund's shares will go up and down based on the performance of the companies whose securities it owns and other factors generally affecting the securities market.
* PRICE VOLATILITY - The value of the fund's shares may fluctuate significantly in the short term.
* HIGH TURNOVER - The fund's PORTFOLIO TURNOVER may be high. This could result in relatively high commission costs, which could hurt the fund's performance, and capital gains tax liabilities for the fund's shareholders.
PORTFOLIO TURNOVER IS A MEASURE OF HOW FREQUENTLY A FUND BUYS
AND SELLS PORTFOLIO SECURITIES.
* PRINCIPAL LOSS - At any given time your shares may be worth less than the price you paid for them. In other words, it is possible to lose money by investing in the fund.

The Fund cannot guarantee that it will achieve its investment objective.  As with any mutual fund, the value of the Fund’s investments – and therefore, the value of Fund shares – may fluctuate. These changes may occur because of:
Stock market risk – the Fund could lose value if the individual stocks in which it invests or overall stock markets in which such stocks trade go down.
Mid-cap risk – stocks of mid-sized companies may be more volatile and less liquid than larger company stocks.
Growth style risk – growth investing involves buying stocks that have relatively high price-to-earnings ratios.  Growth stocks may be more volatile than other stocks because they are generally more sensitive to investor perceptions and market movements. During periods of growth stock underperformance, the Fund’s performance may suffer and underperform other equity funds that use different investing styles.
Foreign securities risk – foreign securities may be more volatile, harder to price and less liquid than U.S. securities.
The prices of foreign securities may be further affected by other factors, such as changes in the exchange rates between the dollar and the currencies in which the securities are traded.
Derivatives risk – derivatives can disproportionately increase losses and reduce opportunities for gains when the security prices, interest rates, currency values, or other such measures underlying derivatives change in unexpected ways. They also present default risks if the counterparty to a derivatives contract fails to fulfill its obligations to the Fund.
Multi-manager risk – while NFA, as the Fund’s investment adviser, monitors each subadviser and the overall management of the Fund, each subadviser makes investment decisions independently from NFA and the other subadvisers. It is possible that the security selection process of one subadviser will not complement that of the other subadvisers. As a result, the Fund’s exposure to a given security, industry sector or market capitalization could be smaller or larger than if the Fund were managed by a single subadviser, which could affect the Fund’s performance.
Portfolio turnover risk a higher portfolio turnover rate increases transaction costs and as a result may adversely impact the Fund’s performance and may increase share price volatility.
If the value of the Fund’s investments goes down, you may lose money.

Management Fees	0.90%	0.75%
12b-1 Fees	0.25%	0.00%
Other Expenses	0.01%	0.22%43
Total Gross Expenses	1.16%	0.97%

43 “Other Expenses” include administrative services fees which currently are 0.07%, but which are permitted to be as high as 0.25%.  The full 0.25% in administrative services fees is not reflected in “Other Expenses” at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of administrative services fees were charged, total operating expenses (after fee waivers/expense reimbursements) would be 1.07%.

Waivers/Reimbursements	0.00%	0.08%44
Total Net Expenses	1.16%	0.89%
Total Fund Assets by Share Class (as 4-30-2009)	$11,732,819	$87,712,589
Performance History (as of 3-31-2009)
3 Mo.	-3.83%	-3.79%
1 Yr.	-41.24%	-34.87%
3 Yrs.	-11.99%	N/A
5 Yrs.	-2.93%	N/A
10 Yrs.	N/A	N/A

The percentage of the American Century Variable Portfolios, Inc. – American Century VP Vista Fund: Class II assets that will be transferred to the NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class I pursuant to the Substitution is approximately 2% as of 3/31/09.  This comprised approximately 0.5% of the Existing Fund’s total assets as of 3/31/09.  (Another 94% of the assets (as of 3/31/09) in American Century Variable Portfolios, Inc. – American Century VP Vista Fund: Class II is proposed to be substituted into the NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class II.)  The other share class of the Existing Fund, the American Century Variable Portfolios, Inc. – American Century VP Vista Fund: Class I, contained assets in the amount of $37,680,742 as of 3/31/09.
Shareholder approval of reliance on the discretion provided by the Manager of Managers Order (discussed in Section II.B.) was received on or about March 24, 2008, at which time total Fund assets were $4,833,333.
The Section 26 Applicants believe that the American Century Variable Portfolios, Inc. – American Century VP Vista Fund and the NVIT – NVIT Multi-Manager Mid Cap Growth Fund

44 The Trust and the Adviser have entered into a written contract limiting operating expenses to 0.82% for all share classes until at least May 1, 2010. This limit excludes certain Fund expenses, including any interest, taxes, brokerage commissions, Rule 12b-1 fees, fees paid pursuant to an Administrative Services Plan, short-sale dividend expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles and other non-routine expenses not incurred in the ordinary course of the Fund’s business. The Trust is authorized to reimburse the Adviser for management fees previously waived or reduced and/or for expenses previously paid by the Adviser, provided however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement.

have similar investment objectives and substantially similar policies and risks.  The NVIT – NVIT Multi-Manager Mid Cap Growth Fund states that it will invest at least 80% of assets in mid cap stocks.  The American Century Variable Portfolios, Inc. – American Century VP Vista Fund states that it will invest primarily in medium-sized or smaller sized companies; however, they do not give specific parameters around how much they will invest in those companies.  Both portfolios allow for synthetic and derivatives instruments, preferred securities, convertible securities, and investment in foreign countries without specific limitation.  As of 8/31/08, the most recent date available in Morningstar Direct as of 12/3/08, the NVIT – NVIT Multi-Manager Mid Cap Growth Fund did not hold any preferred stock, convertible or derivatives securities, but did hold 5% of its net assets in foreign securities.  In addition, as of 9/30/08, the American Century Variable Portfolios, Inc. – American Century V.P. Vista Fund did not hold any preferred stock, convertible or derivatives securities, but did hold 5% of its net assets in foreign securities.
Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.
This proposed Substitution will impact the following Contract:
Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide Variable Account-9	811-08241	333-79327	C000024726

13.           American Century Variable Portfolios, Inc. – American Century VP Vista Fund: Class II replaced by NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class II
	Existing Fund	Replacement Fund
	American Century Variable Portfolios, Inc. – American Century VP Vista Fund: Class II	NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class II
Adviser:	American Century Investment Management, Inc.	Nationwide Fund Advisors
Sub-adviser:	N/A	American Century Investment Management Inc. Neuberger Berman Management Inc.
Investment Objective:	Long-term capital growth.	Long-term capital growth.
Investment Strategy:
The portfolio managers primarily look for stocks of medium-sized and smaller companies they believe will increase in value over time, using an investment strategy developed by American Century. In implementing this strategy, the portfolio managers make their investment decisions based primarily on their analysis of individual companies, rather than on broad economic forecasts.  Management of the fund is based on the belief that, over the long term, stock price movements follow growth in earnings and revenues. The portfolio managers' principal analytical technique involves the identification of companies with earnings and revenues that are not only growing, but growing at an accelerating pace.

Under normal conditions, the Fund invests at least 80% of the value of its net assets in equity securities issued by mid-cap companies, utilizing a growth style of investing.  In other words, the Fund seeks companies whose earnings are expected to grow consistently faster than those of other companies.  Equity securities in which the Fund invests are primarily common stock, although they may include other equity securities, such as preferred stock or convertible securities.  The Fund may also invest in equity securities of companies that are located outside the United States, and in derivatives, such as futures, options, swaps and other hybrid financial instruments.
The Fund consists of two sleeves, or portions, managed by different subadvisers.  Nationwide Fund Advisors (“NFA”) is the Fund’s investment adviser and selects the Fund’s subadvisers and monitors their performance on an ongoing basis.  The subadvisers have been chosen because they approach investing in mid-cap securities in a different manner from each other, and NFA believes that diversification among securities and investment styles could increase the potential for investment return and potentially reduce risk and volatility.
Pursuant to a Manager-of-Managers Exemptive Order that the Trust received from the Securities and Exchange Commission, NFA may allocate and reallocate Fund assets to or among unaffiliated subadvisers at any time, subject to the approval of the Board of Trustees of the Trust. In addition, certain subadvisers may have limits as to the amount of assets that the subadviser will manage.  The two sleeves are each managed as follows:
NEUBERGER BERMAN MANAGEMENT INC.
(“NEUBERGER BERMAN”) – uses a disciplined investment strategy when selecting growth stocks. Using fundamental research and quantitative analysis, Neuberger Berman seeks fast-growing companies with above average sales and competitive returns on equity relative to their peers. In doing so, Neuberger Berman analyzes such factors as:
* financial condition (such as debt to equity ratio);
* market share and competitive leadership of the company’s products;
* earnings growth relative to competitors and k market valuation in comparison to a stock’s own historical norms and the stocks of other mid-cap companies.
Neuberger Berman follows a disciplined selling strategy and may sell a stock when it fails to perform as expected, or when other opportunities appear more attractive.
AMERICAN CENTURY INVESTMENT MANAGEMENT, INC. (“AMERICAN CENTURY”) – using a proprietary investment strategy, American Century makes its investment decisions primarily on analysis of individual companies, rather than on broad economic forecasts, based on the belief that, over the long term, stock price movements follow growth in earnings and revenues.  American Century tracks financial information for thousands of individual companies to identify and evaluate trends in earnings, revenues and other business fundamentals. The portfolio managers’ principal analytical technique involves identifying companies with earnings and revenues that are not only growing, but which are growing at an accelerating pace. This includes companies whose growth rates are negative, although less negative than in earlier periods, and companies whose growth rates are expected to accelerate. In addition to accelerating growth, American Century also considers companies demonstrating price strength relative to their peers.  American Century generally does not attempt to time the market. Instead, it intends to keep its sleeve fully invested in stocks regardless of general stock price movement.

Principal Risks:
* GROWTH STOCKS - Investments in growth stocks may involve special risks and their prices may fluctuate more dramatically than the overall stock market.
* MID CAP STOCKS - The fund invests in mid-sized and smaller companies which may present greater opportunities for capital growth than larger companies, but may be more volatile and subject to greater risk.
* FOREIGN SECURITIES - The fund may invest in foreign securities, which can be riskier than investing in U.S. securities.
* MARKET RISK - The value of the fund's shares will go up and down based on the performance of the companies whose securities it owns and other factors generally affecting the securities market.
* PRICE VOLATILITY - The value of the fund's shares may fluctuate significantly in the short term.
* HIGH TURNOVER - The fund's PORTFOLIO TURNOVER may be high. This could result in relatively high commission costs, which could hurt the fund's performance, and capital gains tax liabilities for the fund's shareholders.
PORTFOLIO TURNOVER IS A MEASURE OF HOW FREQUENTLY A FUND BUYS
AND SELLS PORTFOLIO SECURITIES.
* PRINCIPAL LOSS - At any given time your shares may be worth less than the price you paid for them. In other words, it is possible to lose money by investing in the fund.

The Fund cannot guarantee that it will achieve its investment objective.  As with any mutual fund, the value of the Fund’s investments – and therefore, the value of Fund shares – may fluctuate. These changes may occur because of:
Stock market risk – the Fund could lose value if the individual stocks in which it invests or overall stock markets in which such stocks trade go down.
Mid-cap risk – stocks of mid-sized companies may be more volatile and less liquid than larger company stocks.
Growth style risk – growth investing involves buying stocks that have relatively high price-to-earnings ratios.  Growth stocks may be more volatile than other stocks because they are generally more sensitive to investor perceptions and market movements. During periods of growth stock underperformance, the Fund’s performance may suffer and underperform other equity funds that use different investing styles.
Foreign securities risk – foreign securities may be more volatile, harder to price and less liquid than U.S. securities.
The prices of foreign securities may be further affected by other factors, such as changes in the exchange rates between the dollar and the currencies in which the securities are traded.
Derivatives risk – derivatives can disproportionately increase losses and reduce opportunities for gains when the security prices, interest rates, currency values, or other such measures underlying derivatives change in unexpected ways. They also present default risks if the counterparty to a derivatives contract fails to fulfill its obligations to the Fund.
Multi-manager risk – while NFA, as the Fund’s investment adviser, monitors each subadviser and the overall management of the Fund, each subadviser makes investment decisions independently from NFA and the other subadvisers. It is possible that the security selection process of one subadviser will not complement that of the other subadvisers. As a result, the Fund’s exposure to a given security, industry sector or market capitalization could be smaller or larger than if the Fund were managed by a single subadviser, which could affect the Fund’s performance.
Portfolio turnover risk a higher portfolio turnover rate increases transaction costs and as a result may adversely impact the Fund’s performance and may increase share price volatility.
If the value of the Fund’s investments goes down, you may lose money.

Management Fees	0.90%	0.75%
12b-1 Fees	0.25%	0.25%
Other Expenses	0.01%	0.22%45
Total Gross Expenses	1.16%	1.22%
Waivers/Reimbursements	0.00%	0.08%46

45 “Other Expenses” include administrative services fees which currently are 0.07%, but which are permitted to be as high as 0.25%.  The full 0.25% in administrative services fees is not reflected in “Other Expenses” at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of administrative services fees were charged, total operating expenses (after fee waivers/expense reimbursements) would be 1.32%.

46 The Trust and the Adviser have entered into a written contract limiting operating expenses to 0.82% for all share classes until at least May 1, 2010. This limit excludes certain Fund expenses, including any interest, taxes, brokerage commissions, Rule 12b-1 fees, fees paid pursuant to an Administrative Services Plan, short-sale dividend expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles and other non-routine expenses not incurred in the ordinary course of the Fund’s business. The Trust is authorized to reimburse the Adviser for management fees previously waived or reduced and/or for expenses previously paid by the Adviser, provided however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement.

Total Net Expenses	1.16%	1.14%
Total Fund Assets by Share Class (as of 4-30-2009)	$11,732,819	$134,241,845
Performance History (as of 3-31-2009)
3 Mo.	-3.83%	-3.79%
1 Yr.	-41.24%	-34.91%
3 Yrs.	-11.99%	N/A
5 Yrs.	-2.93%	N/A
10 Yrs.	N/A	N/A

The percentage of the American Century Variable Portfolios, Inc. – American Century VP Vista Fund: Class II assets that will be transferred to the NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class II pursuant to the Substitution is approximately 94% as of 3/31/09.  This comprised approximately 22% of the Existing Fund’s total assets as of 3/31/09.  (Another 2% of the assets (as of 3/31/09) in American Century Variable Portfolios, Inc. – American Century VP Vista Fund: Class II is proposed to be substituted into the NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class I.)  The other share class of the Existing Fund, the American Century Variable Portfolios, Inc. – American Century VP Vista Fund: Class I, contained assets in the amount of $37,680,742 as of 3/31/09.
Shareholder approval of reliance on the discretion provided by the Manager of Managers Order (discussed in Section II.B.) was received on or about March 24, 2008, at which time total Fund assets were $4,833,333.
The Section 26 Applicants believe that the American Century Variable Portfolios, Inc. – American Century VP Vista Fund and the NVIT – NVIT Multi-Manager Mid Cap Growth Fund have similar investment objectives and substantially similar policies and risks.  The NVIT – NVIT Multi-Manager Mid Cap Growth Fund states that it will invest at least 80% of assets in mid cap stocks.  The American Century Variable Portfolios, Inc. – American Century VP Vista Fund states that it will invest primarily in medium-sized or smaller sized companies; however, they do not give specific parameters around how much they will invest in those companies.  Both portfolios allow for synthetic and derivatives instruments, preferred securities, convertible securities, and investment in foreign countries without specific limitation.  As of 8/31/08, the most recent date available in Morningstar Direct as of 12/3/08, the NVIT – NVIT Multi-Manager Mid Cap Growth Fund did not hold any preferred stock, convertible or derivatives securities, but did hold 5% of its net assets in foreign securities.  In addition, as of 9/30/08, the American Century Variable Portfolios, Inc. – American Century V.P. Vista Fund did not hold any preferred stock, convertible or derivatives securities, but did hold 5% of its net assets in foreign securities.
Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.
This proposed Substitution will impact the following Contracts:
Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide Variable Account-II	811-03330	333-103093	C000024503
Nationwide Variable Account-II	811-03330	333-103094	C000024504
Nationwide Variable Account-II	811-03330	333-103094	C000024505
Nationwide Variable Account-II	811-03330	333-103094	C000024537
Nationwide Variable Account-II	811-03330	333-103094	C000024538
Nationwide Variable Account-II	811-03330	333-103095	C000024507
Nationwide Variable Account-II	811-03330	333-103095	C000024508
Nationwide Variable Account-II	811-03330	333-104510	C000024499
Nationwide Variable Account-II	811-03330	333-104511	C000024497
Nationwide Variable Account-II	811-03330	333-104512	C000024498
Nationwide Variable Account-II	811-03330	333-104513	C000024496
Nationwide Variable Account-II	811-03330	333-104513	C000068828
Nationwide Variable Account-II	811-03330	333-105992	C000024500

14.           Credit Suisse Trust – International Equity Flex I Portfolio (formerly, International Focus Portfolio) replaced by NVIT – Gartmore NVIT International Equity Fund: Class I
	Existing Fund	Replacement Fund
	Credit Suisse Trust – International Equity Flex I Portfolio (formerly, International Focus Portfolio)	NVIT – Gartmore NVIT International Equity Fund: Class I
Adviser:	Credit Suisse Asset Management, LLC	Nationwide Fund Advisors
Sub-adviser:	Credit Suisse Asset Management Limited	Gartmore Global Partners
Investment Objective:	Long-term capital appreciation.	Long-term capital growth by investing primarily in equity securities of companies located in Europe, Australasia, the Far East and other regions, including developing countries.
Investment Strategy:
•Invests at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities of 60 to 85 foreign companies
•Focuses on the world’s major foreign markets
•Limited emerging-markets investments
•Favors stocks with discounted valuations, using a value-based, bottom-up investment approach
The portfolio seeks long-term capital appreciation. To pursue this goal, it invests in equity securities of approximately 60 to 85 companies
located in or conducting a majority of their business in major foreign markets or companies whose securities trade primarily in major foreign markets.
The portfolio is not an index fund and will not seek to match the performance or weightings of the MSCI EAFE Index.  The portfolio intends to diversify its investments across a number of different countries. However, at times the portfolio may invest a significant part of its assets in a single country. The portfolio may invest up to 15% of its net assets in emerging markets.

Under normal circumstances, the Fund invests at least 80% of the value of its net assets in equity securities issued by companies of any size, including small- and mid-cap companies, that are located in, or that derive a significant portion of their earnings or revenues from, a number of countries around the world other than the United States. Some of these countries may be considered to be emerging market countries. The Fund employs a growth style of investing, which emphasizes companies that the subadviser believes have the potential to deliver unexpected earnings.
The subadviser looks for foreign markets that it believes offer the potential for strong economic growth, and assesses the valuation and growth rates both of a particular company and of the market where the company is located. It conducts proprietary research in order to form an independent perspective that provides a basis for valuing stocks. By comparing its own valuations of individual companies to those of the market, the subadviser seeks to pinpoint companies whose prospects appear different from the market’s consensus. The subadviser selects securities of companies it believes have the potential to deliver unexpected earnings and have prospects for earnings growth that the market has underestimated.
The Fund also may use derivatives, such as futures and options, either as a substitute for taking a position in an underlying asset, to increase returns or as part of a hedging strategy. The Fund may engage in active and frequent trading of portfolio securities.
NFA has selected Gartmore Global Partners as subadviser to manage the Fund’s portfolio on a day-to-day basis.

Principal Risks:
A WORD ABOUT RISK
All investments involve some level of risk. Simply defined, risk is the possibility that you will lose money or not make money.  Principal risk factors for the portfolio are discussed below. Before you invest, please make sure you understand the risks that apply to the portfolio. As with any mutual fund, you could lose money over any period of time.
Investments in the portfolio are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.
FOCUS RISK
The portfolio generally invests a greater portion of its assets in the securities of a smaller number of issuers. As a result, the portfolio may be subject to greater volatility with respect to its investments than a portfolio that invests in a larger number of securities.
FOREIGN SECURITIES RISK
A portfolio that invests outside the U.S. carries additional risks that include:
Currency Risk Fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect an investment. Adverse changes in exchange rates may erode or reverse any gains produced by foreign-currency-denominated investments and may widen any losses. Although the portfolio may seek to reduce currency risk by hedging part or all of its exposure to various foreign currencies, it is not required to do so.
Information Risk Key information about an issuer, security or market may be inaccurate or unavailable.
Political Risk Foreign governments may expropriate assets, impose capital or currency controls, impose punitive taxes, or nationalize a company or industry. Any of these actions could have a severe effect on security prices and impair the portfolio's ability to bring its capital or income back to the U.S. Other political risks include economic-policy changes, social and political instability, military action and war.
MARKET RISK
The market value of a security may fluctuate, sometimes rapidly and unpredictably. These fluctuations, which are often referred to as "volatility," may cause a security to be worth less than it was worth at an earlier time. Market risk may affect a single issuer, industry, sector of the economy, or the market as a whole. Market risk is common to most investments-including stocks and bonds, and the mutual funds that invest in them.

The Fund cannot guarantee that it will achieve its investment objective.
As with any fund, the value of the Fund’s investments – and therefore, the value of Fund shares – may fluctuate. These changes may occur because of, among other things:
Stock market risk – the Fund could lose value if the individual stocks in which it invests or overall stock markets in which such stocks trade go down.  Foreign securities risk – foreign securities may be more volatile, harder to price and less liquid than U.S. securities. The prices of foreign securities may be further affected by other factors, such as changes in the exchange rates between the dollar and the currencies in which the securities are traded.  Emerging markets risk – a magnification of the risks that apply to all foreign investments. These risks are greater for securities of companies in emerging market countries because the countries may have less stable governments, more volatile currencies and less established markets.  Small- and mid-cap securities risk – in general, stocks of small- and mid-cap companies may be more volatile and less liquid than larger company stocks.
Derivatives risk – the Fund may experience a significant loss or otherwise lose opportunities for gains if it uses certain derivatives (e.g., options, futures, forwards and forward commitments, and swap agreements) when the security prices, interest rates, currency values or other such measures underlying derivatives change in unexpected ways. In addition, derivatives may involve additional expenses, which can reduce any benefit or increase any loss to the Fund from using a derivatives strategy. Derivatives also present default risks if the counterparty to a derivatives contract fails to fulfill its obligations to the Fund.
Growth style risk – growth investing involves buying stocks that have relatively high prices in relation to their earnings. Growth stocks may be more volatile than other stocks because they are generally more sensitive to investor perceptions and market movements. During periods of growth stock underperformance, the Fund’s performance may suffer and underperform other equity funds that use different investing styles.
Portfolio turnover – a higher portfolio turnover rate results in higher transaction costs for the Fund, and may increase the volatility of the Fund.
If the value of the Fund’s investments goes down, you may lose money.

Management Fees	1.00%	0.80%47
12b-1 Fees	0.00%	0.00%
Other Expenses	1.14%	0.31%48

47 Management fees have been restated to reflect the elimination of a performance-based management fee and implementation of an asset-based management fee equal to the lowest possible management fee under the previous performance-based fee structure, as approved by the Board of Trustees on January 16, 2009. Under no circumstances, during a six-month transition period  will the management fee under the new fee structure exceed what the Adviser would have received under the old structure assuming maximum penalty for underperformance.

48 “Other Expenses” include administrative services fees which currently are 0.15%, but which are permitted to be as high as 0.25%. The full 0.25% in administrative services fees is not reflected in “Other Expenses” at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of administrative services fees were charged, total operating expenses would be 1.21%.

Total Gross Expenses	2.14%	1.11%
Waivers/Reimbursements	0.00%	0.00%49
Total Net Expenses	2.14%	1.11%
Total Fund Assets by Share Class (as of 5-20-2009)	$44,459,272	$8,057,553
Performance History (as of 3-31-2009)
3 Mo.	-16.25%	-11.91%
1 Yr.	-46.24%	-47.57%
3 Yrs.	-14.07%	-10.41%
5 Yrs.	-2.25%	2.63%
10 Yrs.	-1.53%	N/A

The percentage of the Credit Suisse Trust – International Flex I Portfolio assets that will be transferred to the NVIT – Gartmore NVIT International Equity Fund: Class I pursuant to the Substitution is approximately 0.5% as of 3/31/09.  This comprised approximately 0.5% of the Existing Fund’s total assets as of 3/31/09.  (Another 47% of the assets (as of 3/31/09) in Credit Suisse Trust – International Flex I Portfolio is proposed to be substituted into the NVIT – Gartmore NVIT International Equity Fund: Class III.)
Shareholder approval of reliance on the discretion provided by the Manager of Managers Order (discussed in Section II.B.) was received on or about September 1, 2000.
The Section 26 Applicants believe that the Credit Suisse Trust – International Flex I Portfolio and the NVIT – Gartmore NVIT International Equity Fund have similar investment objectives and substantially similar policies and risks.  Each of the portfolios must invest at least 80% of assets in securities of companies that are located in or derive a significant portion of their earnings or revenues from foreign countries.  The Credit Suisse Trust – International Flex I Portfolio limits the number of securities the fund may invest to 60-85 companies and also limits

49 The Trust and the Adviser have entered into a written contract limiting operating expenses to 1.05% for all share classes until at least May 1, 2010. This limit excludes certain Fund expenses, including interest, taxes, brokerage commissions, Rule 12b-1 fees, fees paid pursuant to an Administrative Services Plan, short sale dividend expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles and other non-routine expenses not incurred in the ordinary course of the Fund’s business. The Trust is authorized to reimburse the Adviser for management fees previously waived or reduced and/or for expenses previously paid by the Adviser provided, however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement. Currently, all share classes are operating below the expense limit.

the emerging markets exposure to 15% of assets.  The Credit Suisse Trust – International Flex I Portfolio may invest in small and mid cap companies without specific limitations.  The NVIT – Gartmore NVIT International Equity Fund does not have a limit on the number of securities in which the fund can invest.  While the NVIT – Gartmore NVIT International Equity Fund allows for emerging markets exposure, prospectus language is non-specific on allowable emerging markets exposure as a percent of assets.  Both portfolios allow for the use of derivatives without specific limitations.  As of 10/31/08, the most recent date available in Morningstar Direct as of 12/3/08, the NVIT – NVIT International Equity Fund did not hold any derivatives securities, but did hold 3% of its net assets in emerging markets securities.  It did not hold any small cap companies, but did hold 3% of its net assets in mid cap companies.  In addition, as of 10/31/08, the Credit Suisse Trust – International Flex I Portfolio did not hold any derivatives securities, but did hold 3% of its net assets in emerging markets securities.  It also held 5% of its net assets in small cap companies and 7% in mid cap companies.
Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.
This proposed Substitution will impact the following Contracts:
Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide Variable Account-9	811-08241	333-28995	C000024728
Nationwide Variable Account-9	811-08241	333-28995	C000024721

15.           Credit Suisse Trust – International Flex I Portfolio (formerly, International Focus Portfolio) replaced by NVIT – Gartmore NVIT International Equity Fund:
Class III50
	Existing Fund	Replacement Fund
	Credit Suisse Trust – International Flex I Portfolio	NVIT – Gartmore NVIT International Equity Fund: Class III
Adviser:	Credit Suisse Asset Management, LLC	Nationwide Fund Advisors
Sub-adviser:	Credit Suisse Asset Management Limited	Gartmore Global Partners
Investment Objective:	Long-term capital appreciation.	Long-term capital growth by investing primarily in equity securities of companies located in Europe, Australasia, the Far East and other regions, including developing countries.
Investment Strategy:
•Invests at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities of 60 to 85 foreign companies
•Focuses on the world’s major foreign markets
•Limited emerging-markets investments
•Favors stocks with discounted valuations, using a value-based, bottom-up investment approach
The portfolio seeks long-term capital appreciation. To pursue this goal, it invests in equity securities of approximately 60 to 85 companies
located in or conducting a majority of their business in major foreign markets or companies whose securities trade primarily in major foreign markets.
The portfolio is not an index fund and will not seek to match the performance or weightings of the MSCI EAFE Index.  The portfolio intends to diversify its investments across a number of different countries. However, at times the portfolio may invest a significant part of its assets in a single country. The portfolio may invest up to 15% of its net assets in emerging markets.

Under normal circumstances, the Fund invests at least 80% of the value of its net assets in equity securities issued by companies of any size, including small- and mid-cap companies, that are located in, or that derive a significant portion of their earnings or revenues from, a number of countries around the world other than the United States. Some of these countries may be considered to be emerging market countries. The Fund employs a growth style of investing, which emphasizes companies that the subadviser believes have the potential to deliver unexpected earnings.
The subadviser looks for foreign markets that it believes offer the potential for strong economic growth, and assesses the valuation and growth rates both of a particular company and of the market where the company is located. It conducts proprietary research in order to form an independent perspective that provides a basis for valuing stocks. By comparing its own valuations of individual companies to those of the market, the subadviser seeks to pinpoint companies whose prospects appear different from the market’s consensus. The subadviser selects securities of companies it believes have the potential to deliver unexpected earnings and have prospects for earnings growth that the market has underestimated.
The Fund also may use derivatives, such as futures and options, either as a substitute for taking a position in an underlying asset, to increase returns or as part of a hedging strategy. The Fund may engage in active and frequent trading of portfolio securities.
NFA has selected Gartmore Global Partners as subadviser to manage the Fund’s portfolio on a day-to-day basis.

Principal Risks:
A WORD ABOUT RISK
All investments involve some level of risk. Simply defined, risk is the possibility that you will lose money or not make money.  Principal risk factors for the portfolio are discussed below. Before you invest, please make sure you understand the risks that apply to the portfolio. As with any mutual fund, you could lose money over any period of time.
Investments in the portfolio are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.
FOCUS RISK
The portfolio generally invests a greater portion of its assets in the securities of a smaller number of issuers. As a result, the portfolio may be subject to greater volatility with respect to its investments than a portfolio that invests in a larger number of securities.
FOREIGN SECURITIES RISK
A portfolio that invests outside the U.S. carries additional risks that include:
Currency Risk Fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect an investment. Adverse changes in exchange rates may erode or reverse any gains produced by foreign-currency-denominated investments and may widen any losses. Although the portfolio may seek to reduce currency risk by hedging part or all of its exposure to various foreign currencies, it is not required to do so.
Information Risk Key information about an issuer, security or market may be inaccurate or unavailable.
Political Risk Foreign governments may expropriate assets, impose capital or currency controls, impose punitive taxes, or nationalize a company or industry. Any of these actions could have a severe effect on security prices and impair the portfolio's ability to bring its capital or income back to the U.S. Other political risks include economic-policy changes, social and political instability, military action and war.
MARKET RISK
The market value of a security may fluctuate, sometimes rapidly and unpredictably. These fluctuations, which are often referred to as "volatility," may cause a security to be worth less than it was worth at an earlier time. Market risk may affect a single issuer, industry, sector of the economy, or the market as a whole. Market risk is common to most investments-including stocks and bonds, and the mutual funds that invest in them.

The Fund cannot guarantee that it will achieve its investment objective.
As with any fund, the value of the Fund’s investments – and therefore, the value of Fund shares – may fluctuate. These changes may occur because of, among other things:
Stock market risk – the Fund could lose value if the individual stocks in which it invests or overall stock markets in which such stocks trade go down.  Foreign securities risk – foreign securities may be more volatile, harder to price and less liquid than U.S. securities. The prices of foreign securities may be further affected by other factors, such as changes in the exchange rates between the dollar and the currencies in which the securities are traded.  Emerging markets risk – a magnification of the risks that apply to all foreign investments. These risks are greater for securities of companies in emerging market countries because the countries may have less stable governments, more volatile currencies and less established markets.  Small- and mid-cap securities risk – in general, stocks of small- and mid-cap companies may be more volatile and less liquid than larger company stocks.
Derivatives risk – the Fund may experience a significant loss or otherwise lose opportunities for gains if it uses certain derivatives (e.g., options, futures, forwards and forward commitments, and swap agreements) when the security prices, interest rates, currency values or other such measures underlying derivatives change in unexpected ways. In addition, derivatives may involve additional expenses, which can reduce any benefit or increase any loss to the Fund from using a derivatives strategy. Derivatives also present default risks if the counterparty to a derivatives contract fails to fulfill its obligations to the Fund.
Growth style risk – growth investing involves buying stocks that have relatively high prices in relation to their earnings. Growth stocks may be more volatile than other stocks because they are generally more sensitive to investor perceptions and market movements. During periods of growth stock underperformance, the Fund’s performance may suffer and underperform other equity funds that use different investing styles.
Portfolio turnover – a higher portfolio turnover rate results in higher transaction costs for the Fund, and may increase the volatility of the Fund.
If the value of the Fund’s investments goes down, you may lose money.

Management Fees	1.00%	0.80%51
12b-1 Fees	0.00%	0.00%
Other Expenses	1.14%	0.31%52

50 This underlying mutual fund assesses (or reserves the right to assess) a short-term trading fee.

51 Management fees have been restated to reflect the elimination of a performance-based management fee and implementation of an asset-based management fee equal to the lowest possible management fee under the previous performance-based fee structure, as approved by the Board of Trustees on January 16, 2009. Under no circumstances, during a six-month transition period will the management fee under the new fee structure exceed what the Adviser would have received under the old structure assuming maximum penalty for underperformance.

52 “Other Expenses” include administrative services fees which currently are 0.15%, but which are permitted to be as high as 0.25%. The full 0.25% in administrative services fees is not reflected in “Other Expenses” at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of administrative services fees were charged, total operating expenses would be 1.21%.

Total Gross Expenses	2.14%	1.11%
Waivers/Reimbursements	0.00%	0.00%53
Total Net Expenses	2.14%	1.11%
Total Fund Assets by Share Class (as of 5-20-2009)	$44,459,272	$35,453,717
Performance History (as of 3-31-2009)
3 Mo.	-16.25%	-12.05%
1 Yr.	-46.24%	-47.63%
3 Yrs.	-14.07%	-10.45%
5 Yrs.	-2.25%	2.63%
10 Yrs.	-1.53%	N/A

The percentage of the Credit Suisse Trust – International Flex I Portfolio assets that will be transferred to the NVIT – Gartmore NVIT International Equity Fund: Class III pursuant to the Substitution is approximately 47% as of 3/31/09.  This comprised approximately 47% of the Existing Fund’s total assets as of 3/31/09.  (Another 0.5% of the assets (as of 3/31/09) in Credit Suisse Trust – International Flex I Portfolio is proposed to be substituted into the NVIT – Gartmore NVIT International Equity Fund: Class I.)
Shareholder approval of reliance on the discretion provided by the Manager of Managers Order (discussed in Section II.B.) was received on or about September 1, 2000.
The Section 26 Applicants believe that the Credit Suisse Trust – International Flex I Portfolio and the NVIT – Gartmore NVIT International Equity Fund have similar investment objectives and substantially similar policies and risks.  Each of the portfolios must invest at least 80% of assets in securities of companies that are located in or derive a significant portion of their earnings or revenues from foreign countries.  The Credit Suisse Trust – International Flex I Portfolio limits the number of securities the fund may invest to 60-85 companies and also limits

53 The Trust and the Adviser have entered into a written contract limiting operating expenses to 1.05% for all share classes until at least May 1, 2010. This limit excludes certain Fund expenses, including interest, taxes, brokerage commissions, Rule 12b-1 fees, fees paid pursuant to an Administrative Services Plan, short sale dividend expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles and other non-routine expenses not incurred in the ordinary course of the Fund’s business. The Trust is authorized to reimburse the Adviser for management fees previously waived or reduced and/or for expenses previously paid by the Adviser provided, however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement. Currently, all share classes are operating below the expense limit.

the emerging markets exposure to 15% of assets.  The Credit Suisse Trust – International Flex I Portfolio may invest in small and mid cap companies without specific limitations.  The NVIT – Gartmore NVIT International Equity Fund does not have a limit on the number of securities in which the fund can invest.  While the NVIT – Gartmore NVIT International Equity Fund allows for emerging markets exposure, prospectus language is non-specific on allowable emerging markets exposure as a percent of assets.  Both portfolios allow for the use of derivatives without specific limitations.  As of 10/31/08, the most recent date available in Morningstar Direct as of 12/3/08, the NVIT – NVIT International Equity Fund did not hold any derivatives securities, but did hold 3% of its net assets in emerging markets securities.  It did not hold any small cap companies, but did hold 3% of its net assets in mid cap companies.  In addition, as of 10/31/08, the Credit Suisse Trust – International Flex I Portfolio did not hold any derivatives securities, but did hold 3% of its net assets in emerging markets securities.  It also held 5% of its net assets in small cap companies and 7% in mid cap companies.
Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.
This proposed Substitution will impact the following Contracts:
Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide Variable Account-II	811-03330	002-75059	C000024495
Nationwide Variable Account-II	811-03330	033-60063	C000024502
Nationwide Variable Account-II	811-03330	033-67636	C000024501
Nationwide Variable Account-9	811-08241	333-28995	C000024720
Nationwide Variable Account-9	811-08241	333-52579	C000024732
Nationwide Variable Account-9	811-08241	333-53023	C000024723
Nationwide Variable Account-9	811-08241	333-53023	C000024724
Nationwide Variable Account-9	811-08241	333-53023	C000024725
Nationwide Variable Account-9	811-08241	333-56073	C000024734
Nationwide VLI Separate Account-2	811-05311	033-42180	C000025924

Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide VLI Separate Account-2	811-05311	033-62795	C000025923
Nationwide VLI Separate Account-4	811-08301	333-31725	C000025928
Nationwide VLI Separate Account-4	811-08301	333-31725	C000026839
Nationwide VLI Separate Account-4	811-08301	333-52615	C000025936
Nationwide VLI Separate Account-4	811-08301	333-52617	C000025932
Nationwide VLI Separate Account-4	811-08301	333-52617	C000025933

16.           Federated Insurance Series – Federated Quality Bond Fund II: Primary Shares replaced by NVIT – NVIT Core Bond Fund: Class I
	Existing Fund	Replacement Fund
	Federated Insurance Series – Federated Quality Bond Fund II: Primary Shares	NVIT – NVIT Core Bond Fund: Class I
Adviser:	Federated Investment Management Company	Nationwide Fund Advisors
Sub-adviser:	N/A	Nationwide Asset Management, LLC
Investment Objective:	Current income.	High level of current income consistent with preserving capital.
Investment Strategy:
The Fund invests in a diversified portfolio of investment -grade, fixed-income securities consisting primarily of corporate debt securities, U.S. government and privately issued mortgage-backed securities, and U.S. Treasury and agency securities. The Fund's investment adviser (Adviser) seeks to enhance the Fund's performance by allocating relatively more of its portfolio to the security type that the Adviser expects to offer the best balance between current income and risk. Some of the corporate debt securities in which the Fund invests are considered to be "foreign securities," as that term is defined in this prospectus. The foreign securities in which the Fund invests will be predominately denominated in U.S. dollars. The Fund may invest in derivative contracts to implement its investment strategies as more fully described herein.  Although the value of the Fund's Shares will fluctuate, the Adviser will seek to manage the magnitude of fluctuation by limiting, under normal market conditions, the Fund's dollar-weighted average maturity to between three and ten years and dollar-weighted average duration to between three and seven years. Maturity reflects the time until a fixed-income security becomes payable. Duration measures the price sensitivity of a fixed-income security to changes in interest rates.
The Fund intends to invest in the securities of U.S. government-sponsored entities (GSEs), including GSE securities that are not backed by the full faith and credit of the U.S. government, such as those issued by the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association, and
the Federal Home Loan Bank System. These entities are, however, supported through federal subsidies, loans or other benefits. The Fund may also invest in GSE securities that are supported by the full faith and credit of the U.S. government, such as those issued by the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association, and the Federal Home Loan Bank System. Finally, the Fund may invest in a few GSE securities that have no explicit financial support, but which are regarded as having implied support because the federal government sponsors their activities. Such securities include those issued by the Farm Credit System and the Financing Corporation.

Under normal circumstances, the Fund invests at least 80% of the value of its net assets in fixed-income securities that are investment grade, including corporate bonds, U.S. government securities and U.S. government agency securities.  The Fund seeks to achieve its objective by investing in securities offering the highest level of expected income while simultaneously minimizing market price fluctuations. The securities in which the Fund invests may pay interest on either a fixed-rate basis or a variable-rate basis.
The Fund may also invest a portion of its assets in:
* mortgage-backed securities;
* asset-backed securities;
* bank and corporate loans;
* foreign government and corporate bonds denominated in U.S. dollars;
* commercial paper rated by a rating agency in one of the two highest rating categories;
* high-yield bonds (i.e., “junk bonds”);
* preferred stock and
* derivatives.
The Fund’s subadviser seeks value and may sell a security to take advantage of more favorable opportunities. The Fund’s subadviser also may sell a bond as it gets closer to its maturity in order to maintain the Fund’s target duration and achieve an attractive total return.
*NFA has selected Nationwide Asset Management, LLC as
subadviser to manage the Fund’s portfolio on a day-to-day basis.

Principal Risks:
All mutual funds take investment risks. Therefore, it is possible to lose money by investing in the Fund. The primary factors that may reduce the Fund's returns include:
•Interest Rate Risk. Prices of fixed-income securities generally fall when interest rates rise. Interest rate changes have a greater effect on the price of fixed-income securities with longer durations.
•Credit Risks. There is a possibility that issuers of securities in which the Fund may invest may default in the payment of interest or principal on the securities when due, which would cause the Fund to lose money.
•Call and Prepayment Risks. The Fund's performance may be adversely affected by the possibility that an issuer of a security held by the Fund may redeem the security prior to maturity at a price below its current market value. For instance, when homeowners prepay their mortgages in response to current interest rates, the Fund will be required to reinvest the proceeds at the current interest rates available. Also, when interest rates fall, the price of mortgage-backed securities may not rise to as great an extent as that of other fixed-income securities.
•Risks of Foreign Investing. Because the Fund invests in securities issued by foreign companies, the Fund's share price may be more affected by foreign economic and political conditions, taxation policies and accounting and auditing standards than could otherwise be the case.
•Liquidity Risk. The fixed- income securities in which the Fund invests may be less readily marketable and may be subject to greater fluctuation in price than other securities. Liquidity risk also refers to the possibility that the Fund may not be able to sell a security or close out a derivative contract when it wants to.
•Leverage Risks. Leverage risk is created when an investment exposes the Fund to a level of risk that exceeds the amount invested.
•Risks Associated with Complex CMOs. The Fund may invest a portion of its assets in securities rated below investment grade which may be subject to greater interest rate, credit and liquidity risks than investment-grade securities.
•Risks of Investing in Derivative Contracts and Hybrid Instruments. The Fund's use of derivative contracts and hybrid instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. Also, derivative contracts and hybrid instruments may involve other risks described in this prospectus or the Fund's Statement of Additional Information, such as interest rate, credit, currency, liquidity and leverage risks.

The Fund cannot guarantee that it will achieve its investment objective.
As with any mutual fund, the value of the Fund’s investments – and therefore, the value of Fund shares –
may fluctuate. These changes may occur because of:
Interest rate risk – generally, when interest rates go up, the value of fixed-income securities goes down.
Credit risk – a bond issuer may be unable to pay the interest or principal when due. This risk is more pronounced with high-yield bonds and other lower rated securities.
Liquidity risk – is the risk that a security cannot be sold, or cannot be sold quickly, at an acceptable price.
Prepayment, call and redemption risk – certain bonds will be paid off by the issuer more quickly than anticipated. If this happens, the Fund may be required to invest the proceeds in securities with lower yields.
Extension risk – when interest rates rise, certain bond obligations will be paid off by the issuer more slowly than anticipated. This can cause the market value of the security to fall because the market may view its interest rate as too low for a longer-term investment.
Mortgage- and asset-backed securities risk – these securities are subject to prepayment and extension risk, as described above. Additionally, through its investments in mortgage-backed securities, including those issued by private lenders, a Fund may have some exposure to subprime loans, as well as to the mortgage and credit markets generally. Subprime loans, which are loans made to borrowers with weakened credit histories, have had in many cases higher default rates than loans that meet government underwriting requirements. The credit quality
of most asset-backed securities depends primarily on the credit quality of the assets underlying such securities, how well the entity issuing the security is insulated from the credit risk of the originator or any other affiliated entities, and the amount and quality of any credit enhancement of the securities. Unlike mortgage-backed securities, asset-backed securities may not have the benefit of any security interest in the related asset.
Lower rated securities risk – refers to the risk that the Fund’s investment in high-yield bonds and other lower rated bonds will subject the Fund to substantial risk of loss.
Event risk – the risk that corporate issuers may undergo restructurings, such as mergers, leveraged buyouts, takeovers or similar events, which may be financed by increased debt. As a result of the added debt, the credit quality and the market value of a company’s bonds may decline significantly.
Bank and corporate loans risk – bank and corporate loans are subject to the same risks that apply to fixed income securities generally, such as interest rate and credit risk. However, because the trading market for certain bank or corporate loans may be less developed than the secondary market for other bonds, the Fund may experience difficulties in selling bank or corporate loans it holds. If a borrower (or the financial institution that acts as agent for the loan’s syndicate) experiences financial problems or becomes bankrupt, the Fund may not recover the amount of any principal it has invested, may experience a long delay in recovering its investment and
may not receive interest during the delay.

Management Fees	0.60%54	0.40%
12b-1 Fees	0.25%55	0.00%
Other Expenses	0.39%56	0.37%57
Total Gross Expenses	1.24%	0.77%
Waivers/Reimbursements	0.00%58	0.07%59
Total Net Expenses	1.24%	0.70%
Total Fund Assets by Share Class (as of 5-19-2009)	$218,536,706	$4,804,602
Performance History (as of 3-31-2009)
3 Mo.	0.65%	1.40%
1 Yr.	-7.75%	0.44%
3 Yrs.	0.92%	N/A

54 The Adviser voluntarily waived a portion of the management fee. The Adviser can terminate this voluntary waiver at any time. The management fee paid by the Fund (after the voluntary waiver) was 0.56% for the fiscal year ended
December 31, 2008.

55 The Fund’s Primary Shares did not pay or accrue the distribution (12b-1) fee during the fiscal year ended December 31, 2008. The Fund’s Primary Shares have no present intention of paying or accruing the distribution (12b-1) fee during the fiscal year ending December 31, 2009.

56 Includes an administrative services fee which is used to compensate insurance companies for shareholder services. The shareholder services provider did not charge, and therefore the Fund’s Primary Shares did not accrue, its fee. This reduction can be terminated at any time. Total other expenses paid by the Fund’s Primary Shares (after the reduction) were 0.14% for the fiscal year ended December 31, 2008.

57 “Other Expenses” include administrative services fees which currently are 0.15%, but which are permitted to be as high as 0.25%.  The full 0.25% in administrative services fees is not reflected in “Other Expenses” at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of administrative services fees were charged, total operating expenses (after fee waivers/expense reimbursements) would be 0.80%.

58 Although not contractually obligated to do so, the Adviser waived and the distributor and shareholder services provider elected not to charge 0.56% in expenses, resulting in Total Net Expenses (after waiver reductions) of 0.70%.

59 The Trust and the Adviser have entered into a written contract limiting operating expenses to 0.55% for all share classes until May 1, 2010. This limit excludes certain Fund expenses, including interest, taxes, brokerage commissions, Rule 12b-1 fees, fees paid pursuant to an Administrative Services Plan, short sale dividend expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles and other non-routine expenses not incurred in the ordinary course of the Fund’s business. The Trust is authorized to reimburse the Adviser for management fees previously waived or reduced and/or for expenses previously paid by the Adviser, provided, however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement.

5 Yrs.	0.95%	N/A
10 Yrs.	N/A	N/A

The percentage of the Existing Fund’s assets in Primary Shares that will be transferred to the Replacement Fund pursuant to the Substitution is approximately 84% as of 3/31/09.  This comprised approximately 65% of the Existing Fund’s total assets as of 9/30/08.
Shareholder approval of reliance on the discretion provided by the Manager of Managers Order (discussed in Section II.B.) was received on or about March 24, 2008, at which time total Fund assets were $25,000,000.
The Section 26 Applicants believe that the Federated Insurance Series – Federated Quality Bond Fund II and the NVIT – NVIT Core Bond Fund have similar investment objectives and substantially similar policies and risks.  Both portfolios employ similar strategies in terms of sector selection duration parameters and both portfolios may invest in derivatives, preferred stock, high yield or foreign securities without specific limitations.  As of 10/31/08, the most recent date available in Morningstar Direct as of 12/3/08, the NVIT – NVIT Core Bond Fund did not hold any derivatives, preferred stock, high yield or foreign securities.  In addition, as of 9/30/08, the Federated Insurance Series – Federated Quality Bond Fund II did not hold any derivatives, preferred stock, or foreign securities, but did hold 2% of its net assets in high yield securities.
Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.

This proposed Substitution will impact the following Contracts:
Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide Provident VLI Separate Account 1	811-04460	033-42133	C000026802
Nationwide Provident VLI Separate Account 1	811-04460	333-82613	C000026806
Nationwide Provident VLI Separate Account 1	811-04460	333-98629	C000026804
Nationwide Provident VLI Separate Account 1	811-04460	333-98631	C000026809
Nationwide Provident VLI Separate Account A	811-08722	333-67775	C000026808
Nationwide Provident VLI Separate Account A	811-08722	333-71763	C000026803
Nationwide Provident VLI Separate Account A	811-08722	333-82611	C000026807
Nationwide Provident VLI Separate Account A	811-08722	333-84475	C000026801
Nationwide Variable Account-14	811-21205	333-104339	C000017946
Nationwide Variable Account-7	811-08666	033-89560	C000034518
Nationwide Variable Account-7	811-08666	033-89560	C000034519
Nationwide Variable Account-9	811-08241	333-28995	C000024720
Nationwide Variable Account-9	811-08241	333-28995	C000024727
Nationwide Variable Account-9	811-08241	333-28995	C000024728
Nationwide Variable Account-9	811-08241	333-28995	C000024730
Nationwide Variable Account-9	811-08241	333-28995	C000024731
Nationwide Variable Account-9	811-08241	333-52579	C000024732
Nationwide Variable Account-9	811-08241	333-53023	C000024723
Nationwide Variable Account-9	811-08241	333-53023	C000024725
Nationwide Variable Account-9	811-08241	333-56073	C000024721
Nationwide Variable Account-9	811-08241	333-56073	C000024734
Nationwide Variable Account-9	811-08241	333-79327	C000024726
Nationwide Variable Account-II	811-03330	002-75059	C000024495
Nationwide Variable Account-II	811-03330	033-60063	C000024502
Nationwide Variable Account-II	811-03330	033-67636	C000024501
Nationwide VL Separate Account-G	811-21697	333-121878	C000025954
Nationwide VL Separate Account-G	811-21697	333-140608	C000047649
Nationwide VLI Separate Account-2	811-05311	033-42180	C000025924
Nationwide VLI Separate Account-2	811-05311	033-62795	C000025923
Nationwide VLI Separate Account-4	811-08301	333-31725	C000025928
Nationwide VLI Separate Account-4	811-08301	333-31725	C000026839
Nationwide VLI Separate Account-4	811-08301	333-52615	C000025936
Nationwide VLI Separate Account-4	811-08301	333-52617	C000025932
Nationwide VLI Separate Account-4	811-08301	333-52617	C000025933
Nationwide VLI Separate Account-4	811-08301	333-69160	C000025937
Nationwide VLI Separate Account-4	811-08301	333-69160	C000025938
Nationwide VLI Separate Account-4	811-08301	333-83010	C000025929
Nationwide VLI Separate Account-4	811-08301	333-83010	C000025930
Nationwide VLI Separate Account-4	811-08301	333-94037	C000025934
Nationwide VLI Separate Account-4	811-08301	333-94037	C000025935
Nationwide VLI Separate Account-7	811-21610	333-117998	C000025943
Nationwide VLI Separate Account-7	811-21610	333-121879	C000025944

17.           Federated Insurance Series – Federated Quality Bond Fund II: Service Shares replaced by NVIT – NVIT Core Bond Fund: Class II
	Existing Fund	Replacement Fund
	Federated Insurance Series – Federated Quality Bond Fund II: Service Shares	NVIT – NVIT Core Bond Fund: Class II
Adviser:	Federated Investment Management Company	Nationwide Fund Advisors
Sub-adviser:	N/A	Nationwide Asset Management, LLC
Investment Objective:	Current income.	High level of current income consistent with preserving capital.
Investment Strategy:
The Fund invests in a diversified portfolio of investment -grade, fixed-income securities consisting primarily of corporate debt securities, U.S. government and privately issued mortgage-backed securities, and U.S. Treasury and agency securities. The Fund's investment adviser (Adviser) seeks to enhance the Fund's performance by allocating relatively more of its portfolio to the security type that the Adviser expects to offer the best balance between current income and risk. Some of the corporate debt securities in which the Fund invests are considered to be "foreign securities," as that term is defined in this prospectus. The foreign securities in which the Fund invests will be predominately denominated in U.S. dollars. The Fund may invest in derivative contracts to implement its investment strategies as more fully described herein.  Although the value of the Fund's Shares will fluctuate, the Adviser will seek to manage the magnitude of fluctuation by limiting, under normal market conditions, the Fund's dollar-weighted average maturity to between three and ten years and dollar-weighted average duration to between three and seven years. Maturity reflects the time until a fixed-income security becomes payable. Duration measures the price sensitivity of a fixed-income security to changes in interest rates.
The Fund intends to invest in the securities of U.S. government-sponsored entities (GSEs), including GSE securities that are not backed by the full faith and credit of the U.S. government, such as those issued by the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association, and
the Federal Home Loan Bank System. These entities are, however, supported through federal subsidies, loans or other benefits. The Fund may also invest in GSE securities that are supported by the full faith and credit of the U.S. government, such as those issued by the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association, and the Federal Home Loan Bank System. Finally, the Fund may invest in a few GSE securities that have no explicit financial support, but which are regarded as having implied support because the federal government sponsors their activities. Such securities include those issued by the Farm Credit System and the Financing Corporation.

Under normal circumstances, the Fund invests at least 80% of the value of its net assets in fixed-income securities that are investment grade, including corporate bonds, U.S. government securities and U.S. government agency securities.  The Fund seeks to achieve its objective by investing in securities offering the highest level of expected income while simultaneously minimizing market price fluctuations. The securities in which the Fund invests may pay interest on either a fixed-rate basis or a variable-rate basis.
The Fund may also invest a portion of its assets in:
* mortgage-backed securities;
* asset-backed securities;
* bank and corporate loans;
* foreign government and corporate bonds denominated in U.S. dollars;
* commercial paper rated by a rating agency in one of the two highest rating categories;
* high-yield bonds (i.e., “junk bonds”);
* preferred stock and
* derivatives.
The Fund’s subadviser seeks value and may sell a security to take advantage of more favorable opportunities. The Fund’s subadviser also may sell a bond as it gets closer to its maturity in order to maintain the Fund’s target duration and achieve an attractive total return.
*NFA has selected Nationwide Asset Management, LLC as
subadviser to manage the Fund’s portfolio on a day-to-day basis.

Principal Risks:
All mutual funds take investment risks. Therefore, it is possible to lose money by investing in the Fund. The primary factors that may reduce the Fund's returns include:
•Interest Rate Risk. Prices of fixed-income securities generally fall when interest rates rise. Interest rate changes have a greater effect on the price of fixed-income securities with longer durations.
•Credit Risks. There is a possibility that issuers of securities in which the Fund may invest may default in the payment of interest or principal on the securities when due, which would cause the Fund to lose money.
•Call and Prepayment Risks. The Fund's performance may be adversely affected by the possibility that an issuer of a security held by the Fund may redeem the security prior to maturity at a price below its current market value. For instance, when homeowners prepay their mortgages in response to current interest rates, the Fund will be required to reinvest the proceeds at the current interest rates available. Also, when interest rates fall, the price of mortgage-backed securities may not rise to as great an extent as that of other fixed-income securities.
•Risks of Foreign Investing. Because the Fund invests in securities issued by foreign companies, the Fund's share price may be more affected by foreign economic and political conditions, taxation policies and accounting and auditing standards than could otherwise be the case.
•Liquidity Risk. The fixed- income securities in which the Fund invests may be less readily marketable and may be subject to greater fluctuation in price than other securities. Liquidity risk also refers to the possibility that the Fund may not be able to sell a security or close out a derivative contract when it wants to.
•Leverage Risks. Leverage risk is created when an investment exposes the Fund to a level of risk that exceeds the amount invested.
•Risks Associated with Complex CMOs. The Fund may invest a portion of its assets in securities rated below investment grade which may be subject to greater interest rate, credit and liquidity risks than investment-grade securities.
•Risks of Investing in Derivative Contracts and Hybrid Instruments. The Fund's use of derivative contracts and hybrid instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. Also, derivative contracts and hybrid instruments may involve other risks described in this prospectus or the Fund's Statement of Additional Information, such as interest rate, credit, currency, liquidity and leverage risks.

The Fund cannot guarantee that it will achieve its investment objective.
As with any mutual fund, the value of the Fund’s investments – and therefore, the value of Fund shares –
may fluctuate. These changes may occur because of:
Interest rate risk – generally, when interest rates go up, the value of fixed-income securities goes down.
Credit risk – a bond issuer may be unable to pay the interest or principal when due. This risk is more pronounced with high-yield bonds and other lower rated securities.
Liquidity risk – is the risk that a security cannot be sold, or cannot be sold quickly, at an acceptable price.
Prepayment, call and redemption risk – certain bonds will be paid off by the issuer more quickly than anticipated. If this happens, the Fund may be required to invest the proceeds in securities with lower yields.
Extension risk – when interest rates rise, certain bond obligations will be paid off by the issuer more slowly than anticipated. This can cause the market value of the security to fall because the market may view its interest rate as too low for a longer-term investment.
Mortgage- and asset-backed securities risk – these securities are subject to prepayment and extension risk, as described above. Additionally, through its investments in mortgage-backed securities, including those issued by private lenders, a Fund may have some exposure to subprime loans, as well as to the mortgage and credit markets generally. Subprime loans, which are loans made to borrowers with weakened credit histories, have had in many cases higher default rates than loans that meet government underwriting requirements. The credit quality
of most asset-backed securities depends primarily on the credit quality of the assets underlying such securities, how well the entity issuing the security is insulated from the credit risk of the originator or any other affiliated entities, and the amount and quality of any credit enhancement of the securities. Unlike mortgage-backed securities, asset-backed securities may not have the benefit of any security interest in the related asset.
Lower rated securities risk – refers to the risk that the Fund’s investment in high-yield bonds and other lower rated bonds will subject the Fund to substantial risk of loss.
Event risk – the risk that corporate issuers may undergo restructurings, such as mergers, leveraged buyouts, takeovers or similar events, which may be financed by increased debt. As a result of the added debt, the credit quality and the market value of a company’s bonds may decline significantly.
Bank and corporate loans risk – bank and corporate loans are subject to the same risks that apply to fixed income securities generally, such as interest rate and credit risk. However, because the trading market for certain bank or corporate loans may be less developed than the secondary market for other bonds, the Fund may experience difficulties in selling bank or corporate loans it holds. If a borrower (or the financial institution that acts as agent for the loan’s syndicate) experiences financial problems or becomes bankrupt, the Fund may not recover the amount of any principal it has invested, may experience a long delay in recovering its investment and
may not receive interest during the delay.

Management Fees	0.60%60	0.40%
12b-1 Fees	0.25%	0.25%
Other Expenses	0.39%61	0.37%62
Total Gross Expenses	1.24%	1.02%
Waivers/Reimbursements	0.00%	0.07%63
Total Net Expenses	1.24%	0.95%
Total Fund Assets by Share Class (as of 5-19-2009)	$62,667,627	$7,122,721
Performance History (as of 3-31-2009)
3 Mo.	0.65%	1.26%
1 Yr.	-7.95%	0.08%
3 Yrs.	0.70%	N/A
5 Yrs.	0.70%	N/A
10 Yrs.	N/A	N/A

60 The Adviser voluntarily waived a portion of the management fee. The Adviser can terminate this voluntary waiver at any time. The management fee paid by the Fund (after the voluntary waiver) was 0.56% for the fiscal year ended
December 31, 2008.

61 Includes an administrative services fee which is used to compensate insurance companies for shareholder services. The shareholder services provider did not charge, and therefore the Fund’s Service Shares did not accrue, its fee. This reduction can be terminated at any time. Total other expenses paid by the Fund’s Service Shares (after the reduction) were 0.14% for the fiscal year ended December 31, 2008.

62 “Other Expenses” include administrative services fees which currently are 0.15%, but which are permitted to be as high as 0.25%.  The full 0.25% in administrative services fees is not reflected in “Other Expenses” at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of administrative services fees were charged, total operating expenses (after fee waivers/expense reimbursements) would be 1.05%.

63 The Trust and the Adviser have entered into a written contract limiting operating expenses to 0.55% for all share classes until May 1, 2010. This limit excludes certain Fund expenses, including interest, taxes, brokerage commissions, Rule 12b-1 fees, fees paid pursuant to an Administrative Services Plan, short sale dividend expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles and other non-routine expenses not incurred in the ordinary course of the Fund’s business. The Trust is authorized to reimburse the Adviser for management fees previously waived or reduced and/or for expenses previously paid by the Adviser, provided, however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement.

The percentage of the Existing Fund’s assets in Service Shares that will be transferred to the Replacement Fund pursuant to the Substitution is approximately 97% as of 3/31/09.  This comprised approximately 21.5% of the Existing Fund’s total assets as of 3/31/09.
Shareholder approval of reliance on the discretion provided by the Manager of Managers Order (discussed in Section II.B.) was received on or about March 24, 2008, at which time total Fund assets were $25,000,000.
The Section 26 Applicants believe that the Federated Insurance Series – Federated Quality Bond Fund II and the NVIT – NVIT Core Bond Fund have similar investment objectives and substantially similar policies and risks.  Both portfolios employ similar strategies in terms of sector selection duration parameters and both portfolios may invest in derivatives, preferred stock, high yield or foreign securities without specific limitations.  As of 10/31/08, the most recent date available in Morningstar Direct as of 12/3/08, the NVIT – NVIT Core Bond Fund did not hold any derivatives, preferred stock, high yield or foreign securities.  In addition, as of 9/30/08, the Federated Insurance Series – Federated Quality Bond Fund II did not hold any derivatives, preferred stock, or foreign securities, but did hold 2% of its net assets in high yield securities.
Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.
This proposed Substitution will impact the following Contracts:
Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide Variable Account-7	811-08666	033-89560	C000024647
Nationwide Variable Account-7	811-08666	033-89560	C000034520
Nationwide Variable Account-9	811-08241	333-53023	C000024722
Nationwide Variable Account-II	811-03330	333-103093	C000024503

Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide Variable Account-II	811-03330	333-103094	C000024504
Nationwide Variable Account-II	811-03330	333-103094	C000024505
Nationwide Variable Account-II	811-03330	333-103094	C000024537
Nationwide Variable Account-II	811-03330	333-103094	C000024538
Nationwide Variable Account-II	811-03330	333-103095	C000024507
Nationwide Variable Account-II	811-03330	333-103095	C000024508
Nationwide Variable Account-II	811-03330	333-104510	C000024499
Nationwide Variable Account-II	811-03330	333-104511	C000024497
Nationwide Variable Account-II	811-03330	333-104512	C000024498
Nationwide Variable Account-II	811-03330	333-104513	C000024496
Nationwide Variable Account-II	811-03330	333-104513	C000068828
Nationwide Variable Account-II	811-03330	333-105992	C000024500

18.           Franklin Templeton Variable Insurance Products Trust – Templeton Developing Markets Securities Fund: Class 364 replaced by NVIT – Gartmore NVIT Emerging Markets Fund: Class III65
	Existing Fund	Replacement Fund
	Franklin Templeton Variable Insurance Products Trust – Templeton Developing Markets Securities Fund: Class 3	NVIT – Gartmore NVIT Emerging Markets Fund: Class III
Adviser:	Templeton Asset Management Ltd.	Nationwide Fund Advisors
Sub-adviser:	N/A	Gartmore Global Partners
Investment Objective:	Long-term capital appreciation.	Long-term capital growth by investing primarily in equity securities of companies located in emerging market countries.
Investment Strategy:
Under normal market conditions, the Fund invests at least 80% of its net assets in emerging market investments. Shareholders will be given at least 60 days' advance notice of any change to this 80% policy. Under normal market conditions, the Fund invests primarily to predominantly in equity securities.  Emerging market investments generally include equity securities that trade in emerging markets or are issued by companies that derive at least 50% of total revenue from goods or services produced, or sales made, or that have their principal activities or considerable assets in, or are linked to currencies of, emerging market countries.  Emerging market countries generally include those considered to be emerging by the World Bank, the International Finance Corporation, the United Nations, or the countries' authorities, or countries with a stock market capitalization of less than 3% of the Morgan Stanley Capital International World Index. These countries are typically located in the Asia-Pacific region, Eastern Europe, Central and South America, and Africa. Emerging market equity securities and emerging market countries are more fully described in the SAI.  The fund may, from time to time have significant investments in one or more countries or in particular industries or sectors, such as oil and gas, metals and mining, financial institutions and technology (including computer hardware and software, electronics, and telecommunications).  While the Fund has no specific policy regarding the market capitalization of issuers in which it will invest, because of the nature of emerging market issuers, a significant or substantial amount of the Fund's investments in equity securities of such issuers may be in small capitalization companies, that is, in companies with a market capitalization less than $1 billion.  In addition to its main investments, the Fund may invest up to 20% of its net assets in investments of developed market countries. The Fund also may invest in American, Global and European Depositary Receipts, which are certificates typically issued by a bank or trust company that give their holders the right to receive securities issued by a domestic or foreign corporation.  An equity security, or stock, represents a proportionate share of the ownership of a company; its value is based on the success of the company’s business, any income paid to stockholders, the value of its assets, and general market conditions. Common and preferred stocks, and securities convertible into common stock, are examples of equity securities.  The Fund may invest up to 15% of its net assets in illiquid securities, which are securities with a limited trading market. Illiquid securities may not be readily sold or may only be resold at a price significantly lower than if they were liquid. The Fund may also invest a small portion of its total assets in shares of exchange-traded funds to gain exposure to the equity market while maintaining liquidity.

Under normal circumstances, the Fund invests at least 80% of the value of its net assets in equity securities issued by companies that are located in, or that derive a significant portion of their earnings or revenues from, emerging market countries. The Fund emphasizes companies that the subadviser believes have the potential to deliver unexpected earnings. The Fund may invest in companies of any size, including small- andmid-cap companies.
The subadviser looks for emerging markets that it believes offer the potential for strong economic growth, and tries to avoid emerging markets it believes might be politically or economically unstable. The subadviser assesses the valuation and growth rates both of a particular company and of the emerging market where the company is located. The subadviser conducts proprietary research in order to form an independent perspective that provides a basis for valuing stocks. By comparing its own valuations of individual companies to those of the market, the subadviser seeks to pinpoint companies whose prospects appear different from the market’s consensus.
The Fund also may use derivatives, such as futures and options, either as a substitute for taking a position in an underlying asset, to increase returns or as part of a hedging strategy. The Fund may engage in active and frequent trading of portfolio securities.
The subadviser typically sells a security if it appears to no longer offer the potential for unexpected earnings. The subadviser specifically monitors:
• earnings revisions and surprises;
• stock price performance and
• any information indicating a change in the industry or franchise assessment of a company.
NFA has selected Gartmore Global Partners as subadviser to manage the Fund’s portfolio on a day-to-day basis.

Principal Risks:
Because the stocks the Fund holds fluctuate in price, the value of your investment in the Fund will go up and down.  You could lose money.  The Fund's main risks may affect the Fund's share price, its distributions or income and, therefore, the Fund's performance.
STOCKS:
Although this may not be the case in foreign markets, in the U.S., stocks historically have outperformed other types of investments over the long term. Individual stock prices, however, tend to go up and down more dramatically. These price movements may result from factors affecting individual companies or industries, or the securities market as a whole. A slower growth or recessionary economic environment could have an adverse effect on the price of the various stocks held by the Fund.
VALUE STYLE INVESTING:
Value stock prices are considered "cheap" relative to the company's perceived value and are often out of favor with other investors. The manager may invest in such stocks if it believes the market may have overreacted to adverse developments or failed to appreciate positive changes. However, if other investors fail to recognize the company's value (and do not become buyers, or if they become sellers or favor investing in faster growing companies), value stocks may not increase in value as anticipated by the manager and may even decline in value.  The fund should be thought of as a long-term investment for the aggressive portion of a well-diversified portfolio.
FOREIGN SECURITIES:
Investing in foreign securities, including securities of foreign governments, typically involves more risks than investing in U.S. securities. Certain of these risks also may apply to securities of U.S. companies with significant foreign operations. Emerging markets in particular can experience significant price volatility in any given year, and even daily. The Fund should be thought of as a long-term investment for the aggressive portion of a well-diversified portfolio.
Currency exchange rates: Many of the Fund's investments may be issued and traded in foreign currencies. Changes in foreign currencies and in currency exchange rates can dramatically decrease (or increase) the value of the Fund's foreign portfolio holdings. To the extent the Fund does not hedge, or successfully hedges, its  currency exposure, these currency exchange rate changes can have a disproportionate impact on the Fund's performance, even accounting for most of the gain or loss in a particular period.
POLITICAL AND ECONOMIC DEVELOPMENTS:
The political, economic and social structures of some countries in which the Fund invests may be less stable and more volatile than those in the U.S. Investments in these countries may be subject to the risks of internal and external conflicts, currency evaluations, foreign ownership limitations and tax increases. It is possible that a government may take over the assets or operations of a company or impose restrictions on the exchange or export of currency or other assets.  Some countries also may have different legal systems that may make it difficult for the Fund to vote proxies, exercise shareholder rights, and pursue legal remedies with respect to its foreign investments.  Diplomatic and political developments, including rapid and adverse political changes, social instability, regional conflicts, terrorism and war, could affect the economies, industries and securities and currency markets, and the value of the Fund's investments, in non-U.S. countries. These factors are extremely difficult, if not impossible, to predict and take into account with respect to the Fund's investments.
TRADING PRACTICES:
Brokerage commissions and other fees may be higher for foreign securities. There may be less effective government supervision and regulation of foreign stock exchanges, currency markets, trading systems and brokers than in the U.S. The procedures and rules governing foreign transactions and custody also may involve delays in payment, delivery or recovery of money or investments.
AVAILABILITY OF INFORMATION:
Foreign companies may be subject to less revealing disclosure, accounting, auditing and financial reporting standards and practices than U.S. companies, and there may be less publicly available information about them.
LIMITED MARKETS:
Foreign securities markets may be less liquid, and even those which are generally considered to be liquid may become illiquid for short or extended periods.  Certain foreign securities may be less liquid and more volatile than many U.S. securities, which could limit the fund’s ability to sell them at favorable prices.
EMERGING MARKETS:
The Fund’s investments in emerging market countries are subject to all the risks of foreign investing generally, and have additional, heightened risks due to a lack of established legal, political, business and social frameworks to support securities markets. Some of the additional significant risks include:
• Political and social uncertainty (for example, regional conflict, and risk of war).
• Currency exchange rate volatility.
• Pervasiveness of corruption and crime.
• Delays in settling portfolio transactions.
• Risk of loss arising out of systems of share registration and custody.
• Markets that are comparatively smaller and less liquid than developed markets. Short-term volatility in these markets, and declines of 50% or more, are not unusual.
• Less effective or irregular government supervision and regulation of business and industry practices, stock exchanges, brokers and listed companies.
• Currency and capital controls and restrictions (which may have an adverse affect on the value of the securities of companies that trade or operate in emerging market countries).
• Greater sensitivity to interest rate changes.

The Fund cannot guarantee that it will achieve its investment objective.
As with any fund, the value of the Fund’s investments – and therefore, the value of Fund shares – may fluctuate. These changes may occur because of,
• earnings revisions and surprises;
• stock price performance and
• any information indicating a change in the industry or franchise assessment of a company.
among other things:
Foreign securities risk – foreign securities may be more volatile, harder to price and less liquid than U.S. securities. The prices of foreign securities may be further affected by other factors, such as changes in the exchange rates between the dollar and the currencies in which the securities are traded.
Emerging markets risk – a magnification of the risks that apply to all foreign investments. These risks are greater for securities of companies in emerging market countries because the countries may have less stable governments, more volatile currencies and less established markets.
Stock market risk – the Fund could lose value if the individual stocks in which it invests or overall stock markets in which such stocks trade go down.
Small- and mid-cap securities risk – in general, stocks of small- and mid-cap companies may be more volatile and less liquid than larger company stocks.
Derivatives risk – the Fund may experience a significant loss or otherwise lose opportunities for gains if it uses certain derivatives (e.g., options, futures, forwards and forward commitments, and swap agreements) when the security prices, interest rates, currency values or other such measures underlying derivatives change in unexpected ways. In addition, derivatives may involve additional expenses, which can reduce any benefit or increase any loss to the Fund from using a derivatives strategy. Derivatives also present default risks if the counterparty to a derivatives contract fails to fulfill its obligations to the Fund.
Portfolio turnover – a higher portfolio turnover rate results in higher transaction costs for the Fund, and may increase the volatility of the Fund.
If the value of the Fund’s investments goes down, you may lose money.

64 This underlying mutual fund assesses (or reserves the right to assess) a short-term trading fee.

65 This underlying mutual fund assesses (or reserves the right to assess) a short-term trading fee.

Management Fees	1.25%	0.95%66
12b-1 Fees	0.25%67	0.00%
Other Expenses	0.29%	0.29%68
Total Gross Expenses	1.79%	1.24%
Waivers/Reimbursements	0.01%69	0.00%70
Total Net Expenses	1.78%	1.24%
Total Fund Assets by Share Class (as of 5-20-2009)	$42,462,774	$101,567,684
Performance History (as of 3-31-2009)
3 Mo.	-2.59%	-3.30%
1 Yr.	-45.46%	-52.95%
3 Yrs.	-11.95%	-10.82%
5 Yrs.	2.54%	3.10%
10 Yrs.	5.07%	N/A

The percentage of the Existing Fund’s assets in Class 3 that will be transferred to the Replacement Fund pursuant to the Substitution is approximately 30% as of 3/31/09.  This comprised approximately 2% of the Existing Fund’s total assets as of 3/31/09.  (Another 36% of the assets (as of 3/31/09) in Franklin Templeton Variable Insurance Products Trust – Templeton Developing Markets Securities Fund: Class 3 is proposed to be substituted into the NVIT – Gartmore NVIT Emerging Markets Fund: Class VI.)  Class 1 of the Existing Fund contains $213,631,062 in

66 Management fees have been restated to reflect the elimination of a performance-based management fee and implementation of an asset-based management fee equal to the lowest possible management fee under the previous performance-based fee structure, as approved by the Board of Trustees on September 18, 2008. Under no circumstances, during a six-month transition period will the management fee under the new fee structure exceed what the Adviser would have received under the old structure assuming maximum penalty for underperformance.

67 While the maximum amount payable under the Fund’s Class 3 rule 12b-1 plan is 0.35% per year of the Fund’s average daily net assets, the Fund’s board of trustees has set the current rate at 0.25% per year through April 30, 2010.

68 “Other Expenses” include administrative services fees which currently are 0.16%, but which are permitted to be as high as 0.25%. The full 0.25% in administrative services fees is not reflected in “Other Expenses” at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of administrative services fees were charged, total operating expenses would be 1.33%.

69 The investment manager has agreed in advance to reduce its fee from assets invested by the Fund in a Franklin Templeton money market fund (the Sweep Money Fund which is the “acquired fund” in this case) to the extent of the Fund’s fees and expenses of the acquired fund. This reduction is required by the Trust’s board of trustees and an exemptive order by the Securities and Exchange Commission; this arrangement will continue as long as the exemptive order is relied upon.

70 The Trust and the Adviser have entered into a written contract limiting operating expenses to 1.20% for all share classes until at least May 1, 2010. This limit excludes certain Fund expenses, including interest, taxes, brokerage commissions, Rule 12b-1 fees, fees paid pursuant to an Administrative Services Plan, short sale dividend expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles and other non-routine expenses not incurred in the ordinary course of the Fund’s business. The Trust is authorized to reimburse the Adviser for management fees previously waived or reduced and/or for expenses previously paid by the Adviser provided, however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement. Currently, all share classes are operating below the expense limit.

assets as of 5/20/09, Class 2 of the Existing Fund contains $325,349,380 in assets as of 5/20/09, and Class 4 of the Existing Fund contains $8,600,000 as of 3/31/09.
Shareholder approval of reliance on the discretion provided by the Manager of Managers Order (discussed in Section II.B.) was received on or about September 1, 2000.
The Section 26 Applicants believe that the Franklin Templeton Variable Insurance Products Trust – Templeton Developing Markets Securities Fund and the NVIT – Gartmore NVIT Emerging Markets Fund have similar investment objectives and substantially similar policies and risks.  Each of the portfolios must invest at least 80% of assets in securities of companies that are located in or derive a significant portion of their earnings or revenues from emerging market countries.  The Franklin Templeton Variable Insurance Products Trust – Templeton Developing Markets Securities Fund specifies that those companies may derive at least 50% of their revenues from emerging markets countries.  This fund also may invest up to 15% of its net assets in illiquid securities, which are securities with a limited trading market.  The NVIT – Gartmore NVIT Emerging Markets Fund does not specify limits on the fund’s investment in emerging markets or illiquid securities.  Both portfolios allow for the use of derivatives without specific limitations.  As of 10/31/08, the most recent date available in Morningstar Direct as of 12/3/08, the NVIT – Gartmore NVIT Emerging Markets Fund did not hold any derivatives securities, but did hold 2% of its net assets in illiquid securities.  In addition, as of 6/30/08, the Franklin Templeton Variable Insurance Products Trust – Templeton Developing Markets Securities Fund did not hold any derivatives securities.
Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.

This proposed Substitution will impact the following Contracts:

Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide VLI Separate Account-2	811-05311	033-42180	C000025924
Nationwide VLI Separate Account-2	811-05311	033-62795	C000025923
Nationwide Variable Account-9	811-08241	333-28995	C000024720
Nationwide Variable Account-9	811-08241	333-52579	C000024732
Nationwide Variable Account-9	811-08241	333-53023	C000024723
Nationwide Variable Account-9	811-08241	333-53023	C000024725
Nationwide Variable Account-9	811-08241	333-56073	C000024734
Nationwide Variable Account-9	811-08241	333-79327	C000024726
Nationwide Variable Account-II	811-03330	002-75059	C000024495
Nationwide Variable Account-II	811-03330	033-60063	C000024502
Nationwide Variable Account-II	811-03330	033-67636	C000024501
Nationwide VL Separate Account-G	811-21697	333-121878	C000025954
Nationwide VL Separate Account-G	811-21697	333-140608	C000047649
Nationwide VLI Separate Account-4	811-08301	333-31725	C000025928
Nationwide VLI Separate Account-4	811-08301	333-31725	C000026839
Nationwide VLI Separate Account-4	811-08301	333-52615	C000025936
Nationwide VLI Separate Account-4	811-08301	333-52617	C000025932
Nationwide VLI Separate Account-4	811-08301	333-52617	C000025933
Nationwide VLI Separate Account-4	811-08301	333-69160	C000025937
Nationwide VLI Separate Account-4	811-08301	333-69160	C000025938
Nationwide VLI Separate Account-4	811-08301	333-83010	C000025929
Nationwide VLI Separate Account-4	811-08301	333-83010	C000025930
Nationwide VLI Separate Account-4	811-08301	333-94037	C000025934
Nationwide VLI Separate Account-4	811-08301	333-94037	C000025935
Nationwide VLI Separate Account-7	811-21610	333-117998	C000025943
Nationwide VLI Separate Account-7	811-21610	333-121879	C000025944
Nationwide Provident VLI Separate Account 1	811-04460	033-42133	C000026802
Nationwide Provident VLI Separate Account 1	811-04460	333-82613	C000026806
Nationwide Provident VLI Separate Account A	811-08722	333-67775	C000026808
Nationwide Provident VLI Separate Account A	811-08722	333-71763	C000026803
Nationwide Provident VLI Separate Account A	811-08722	333-82611	C000026807
Nationwide Provident VLI Separate Account A	811-08722	333-84475	C000026801

19.           Franklin Templeton Variable Insurance Products Trust – Templeton Developing Markets Securities Fund: Class 371 replaced by NVIT – Gartmore NVIT Emerging Markets Fund: Class VI72
	Existing Fund	Replacement Fund
	Franklin Templeton Variable Insurance Products Trust – Templeton Developing Markets Securities Fund: Class 3	NVIT – Gartmore NVIT Emerging Markets Fund: Class VI
Adviser:	Templeton Asset Management Ltd.	Nationwide Fund Advisors
Sub-adviser:	N/A	Gartmore Global Partners
Investment Objective:	Long-term capital appreciation.	Long-term capital growth by investing primarily in equity securities of companies located in emerging market countries.
Investment Strategy:
Under normal market conditions, the Fund invests at least 80% of its net assets in emerging market investments. Shareholders will be given at least 60 days' advance notice of any change to this 80% policy. Under normal market conditions, the Fund invests primarily to predominantly in equity securities.  Emerging market investments generally include equity securities that trade in emerging markets or are issued by companies that derive at least 50% of total revenue from goods or services produced, or sales made, or that have their principal activities or considerable assets in, or are linked to currencies of, emerging market countries.  Emerging market countries generally include those considered to be emerging by the World Bank, the International Finance Corporation, the United Nations, or the countries' authorities, or countries with a stock market capitalization of less than 3% of the Morgan Stanley Capital International World Index. These countries are typically located in the Asia-Pacific region, Eastern Europe, Central and South America, and Africa. Emerging market equity securities and emerging market countries are more fully described in the SAI.  The fund may, from time to time have significant investments in one or more countries or in particular industries or sectors, such as oil and gas, metals and mining, financial institutions and technology (including computer hardware and software, electronics, and telecommunications).  While the Fund has no specific policy regarding the market capitalization of issuers in which it will invest, because of the nature of emerging market issuers, a significant or substantial amount of the Fund's investments in equity securities of such issuers may be in small capitalization companies, that is, in companies with a market capitalization less than $1 billion.  In addition to its main investments, the Fund may invest up to 20% of its net assets in investments of developed market countries. The Fund also may invest in American, Global and European Depositary Receipts, which are certificates typically issued by a bank or trust company that give their holders the right to receive securities issued by a domestic or foreign corporation.  An equity security, or stock, represents a proportionate sha re of the ownership of a company; its value is based on the success of the company’s business, any income paid to stockholders, the value of its assets, and general market conditions. Common and preferred stocks, and securities convertible into common stock, are examples of equity securities.  The Fund may invest up to 15% of its net assets in illiquid securities, which are securities with a limited trading market. Illiquid securities may not be readily sold or may only be resold at a price significantly lower than if they were liquid. The Fund may also invest a small portion of its total assets in shares of exchange-traded funds to gain exposure to the equity market while maintaining liquidity.

Under normal circumstances, the Fund invests at least 80% of the value of its net assets in equity securities issued by companies that are located in, or that derive a significant portion of their earnings or revenues from, emerging market countries. The Fund emphasizes companies that the subadviser believes have the potential to deliver unexpected earnings. The Fund may invest in companies of any size, including small- andmid-cap companies.
The subadviser looks for emerging markets that it believes offer the potential for strong economic growth, and tries to avoid emerging markets it believes might be politically or economically unstable. The subadviser assesses the valuation and growth rates both of a particular company and of the emerging market where the company is located. The subadviser conducts proprietary research in order to form an independent perspective that provides a basis for valuing stocks. By comparing its own valuations of individual companies to those of the market, the subadviser seeks to pinpoint companies whose prospects appear different from the market’s consensus.
The Fund also may use derivatives, such as futures and options, either as a substitute for taking a position in an underlying asset, to increase returns or as part of a hedging strategy. The Fund may engage in active and frequent trading of portfolio securities.
The subadviser typically sells a security if it appears to no longer offer the potential for unexpected earnings. The subadviser specifically monitors:
• earnings revisions and surprises;
• stock price performance and
• any information indicating a change in the industry or franchise assessment of a company.
NFA has selected Gartmore Global Partners as subadviser to manage the Fund’s portfolio on a day-to-day basis.

Principal Risks:
Because the stocks the Fund holds fluctuate in price, the value of your investment in the Fund will go up and down.  You could lose money.  The Fund's main risks may affect the Fund's share price, its distributions or income and, therefore, the Fund's performance.
STOCKS:
Although this may not be the case in foreign markets, in the U.S., stocks historically have outperformed other types of investments over the long term. Individual stock prices, however, tend to go up and down more dramatically. These price movements may result from factors affecting individual companies or industries, or the securities market as a whole. A slower growth or recessionary economic environment could have an adverse effect on the price of the various stocks held by the Fund.
VALUE STYLE INVESTING:
Value stock prices are considered "cheap" relative to the company's perceived value and are often out of favor with other investors. The manager may invest in such stocks if it believes the market may have overreacted to adverse developments or failed to appreciate positive changes. However, if other investors fail to recognize the company's value (and do not become buyers, or if they become sellers or favor investing in faster growing companies), value stocks may not increase in value as anticipated by the manager and may even decline in value.  The fund should be thought of as a long-term investment for the aggressive portion of a well-diversified portfolio.
FOREIGN SECURITIES:
Investing in foreign securities, including securities of foreign governments, typically involves more risks than investing in U.S. securities. Certain of these risks also may apply to securities of U.S. companies with significant foreign operations. Emerging markets in particular can experience significant price volatility in any given year, and even daily. The Fund should be thought of as a long-term investment for the aggressive portion of a well-diversified portfolio.
Currency exchange rates: Many of the Fund's investments may be issued and traded in foreign currencies. Changes in foreign currencies and in currency exchange rates can dramatically decrease (or increase) the value of the Fund's foreign portfolio holdings. To the extent the Fund does not hedge, or successfully hedges, its  currency exposure, these currency exchange rate changes can have a disproportionate impact on the Fund's performance, even accounting for most of the gain or loss in a particular period.
POLITICAL AND ECONOMIC DEVELOPMENTS:
The political, economic and social structures of some countries in which the Fund invests may be less stable and more volatile than those in the U.S. Investments in these countries may be subject to the risks of internal and external conflicts, currency evaluations, foreign ownership limitations and tax increases. It is possible that a government may take over the assets or operations of a company or impose restrictions on the exchange or export of currency or other assets.  Some countries also may have different legal systems that may make it difficult for the Fund to vote proxies, exercise shareholder rights, and pursue legal remedies with respect to its foreign investments.  Diplomatic and political developments, including rapid and adverse political changes, social instability, regional conflicts, terrorism and war, could affect the economies, industries and securities and currency markets, and the value of the Fund's investments, in non-U.S. countries. These factors are extremely difficult, if not impossible, to predict and take into account with respect to the Fund's investments.
TRADING PRACTICES:
Brokerage commissions and other fees may be higher for foreign securities. There may be less effective government supervision and regulation of foreign stock exchanges, currency markets, trading systems and brokers than in the U.S. The procedures and rules governing foreign transactions and custody also may involve delays in payment, delivery or recovery of money or investments.
AVAILABILITY OF INFORMATION:
Foreign companies may be subject to less revealing disclosure, accounting, auditing and financial reporting standards and practices than U.S. companies, and there may be less publicly available information about them.
LIMITED MARKETS:
Foreign securities markets may be less liquid, and even those which are generally considered to be liquid may become illiquid for short or extended periods.  Certain foreign securities may be less liquid and more volatile than many U.S. securities, which could limit the fund’s ability to sell them at favorable prices.
EMERGING MARKETS:
The Fund’s investments in emerging market countries are subject to all the risks of foreign investing generally, and have additional, heightened risks due to a lack of established legal, political, business and social frameworks to support securities markets. Some of the additional significant risks include:
• Political and social uncertainty (for example, regional conflict, and risk of war).
• Currency exchange rate volatility.
• Pervasiveness of corruption and crime.
• Delays in settling portfolio transactions.
• Risk of loss arising out of systems of share registration and custody.
• Markets that are comparatively smaller and less liquid than developed markets. Short-term volatility in these markets, and declines of 50% or more, are not unusual.
• Less effective or irregular government supervision and regulation of business and industry practices, stock exchanges, brokers and listed companies.
• Currency and capital controls and restrictions (which may have an adverse affect on the value of the securities of companies that trade or operate in emerging market countries).
• Greater sensitivity to interest rate changes.

The Fund cannot guarantee that it will achieve its investment objective.
As with any fund, the value of the Fund’s investments – and therefore, the value of Fund shares – may fluctuate. These changes may occur because of,
• earnings revisions and surprises;
• stock price performance and
• any information indicating a change in the industry or franchise assessment of a company.
among other things:
Foreign securities risk – foreign securities may be more volatile, harder to price and less liquid than U.S. securities. The prices of foreign securities may be further affected by other factors, such as changes in the exchange rates between the dollar and the currencies in which the securities are traded.
Emerging markets risk – a magnification of the risks that apply to all foreign investments. These risks are greater for securities of companies in emerging market countries because the countries may have less stable governments, more volatile currencies and less established markets.
Stock market risk – the Fund could lose value if the individual stocks in which it invests or overall stock markets in which such stocks trade go down.
Small- and mid-cap securities risk – in general, stocks of small- and mid-cap companies may be more volatile and less liquid than larger company stocks.
Derivatives risk – the Fund may experience a significant loss or otherwise lose opportunities for gains if it uses certain derivatives (e.g., options, futures, forwards and forward commitments, and swap agreements) when the security prices, interest rates, currency values or other such measures underlying derivatives change in unexpected ways. In addition, derivatives may involve additional expenses, which can reduce any benefit or increase any loss to the Fund from using a derivatives strategy. Derivatives also present default risks if the counterparty to a derivatives contract fails to fulfill its obligations to the Fund.
Portfolio turnover – a higher portfolio turnover rate results in higher transaction costs for the Fund, and may increase the volatility of the Fund.
If the value of the Fund’s investments goes down, you may lose money.

71 This underlying mutual fund assesses (or reserves the right to assess) a short-term trading fee.

72 This underlying mutual fund assesses (or reserves the right to assess) a short-term trading fee.

Management Fees	1.25%	0.95%73
12b-1 Fees	0.25%74	0.25%
Other Expenses	0.29%	0.28%75
Total Gross Expenses	1.79%	1.48%
Waivers/Reimbursements	0.01%76	0.00%77
Total Net Expenses	1.78%	1.48%
Total Fund Assets by Share Class (as of 5-20-2009)	$42,462,774	$44,841,640
Performance History (as of 3-31-2009)
3 Mo.	-2.59%	-3.49%
1 Yr.	-45.46%	-53.06%
3 Yrs.	-11.95%	-10.96%
5 Yrs.	2.54%	2.99%
10 Yrs.	5.07%	N/A

The percentage of the Existing Fund’s assets in Class 3 that will be transferred to the Replacement Fund pursuant to the Substitution is approximately 36% as of 3/31/09.  This comprised approximately 3% of the Existing Fund’s total assets as of 3/31/09.  (Another 30% of the assets (as of 3/31/09) in Franklin Templeton Variable Insurance Products Trust – Templeton Developing Markets Securities Fund: Class 3 is proposed to be substituted into the NVIT – Gartmore NVIT Emerging Markets Fund: Class III.)  Class 1 of the Existing Fund contains $213,631,062 in

73 Management fees have been restated to reflect the elimination of a performance-based management fee and implementation of an asset-based management fee equal to the lowest possible management fee under the previous performance-based fee structure, as approved by the Board of Trustees on September 18, 2008. Under no circumstances, during a six-month transition period will the management fee under the new fee structure exceed what the Adviser would have received under the old structure assuming maximum penalty for underperformance.

74 While the maximum amount payable under the Fund’s Class 3 rule 12b-1 plan is 0.35% per year of the Fund’s average daily net assets, the Fund’s board of trustees has set the current rate at 0.25% per year through April 30, 2010.

75 “Other Expenses” include administrative services fees which currently are 0.15%, but which are permitted to be as high as 0.25%. The full 0.25% in administrative services fees is not reflected in “Other Expenses” at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of administrative services fees were charged, total operating expenses would be 1.58%.

76 The investment manager has agreed in advance to reduce its fee from assets invested by the Fund in a Franklin Templeton money market fund (the Sweep Money Fund which is the “acquired fund” in this case) to the extent of the Fund’s fees and expenses of the acquired fund. This reduction is required by the Trust’s board of trustees and an exemptive order by the Securities and Exchange Commission; this arrangement will continue as long as the exemptive order is relied upon.

77 The Trust and the Adviser have entered into a written contract limiting operating expenses to 1.20% for all share classes until at least May 1, 2010. This limit excludes certain Fund expenses, including interest, taxes, brokerage commissions, Rule 12b-1 fees, fees paid pursuant to an Administrative Services Plan, short sale dividend expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles and other non-routine expenses not incurred in the ordinary course of the Fund’s business. The Trust is authorized to reimburse the Adviser for management fees previously waived or reduced and/or for expenses previously paid by the Adviser provided, however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement. Currently, all share classes are operating below the expense limit.

assets as of 5/20/09, Class 2 of the Existing Fund contains $325,349,380 in assets as of 5/20/09, and Class 4 of the Existing Fund contains $8,600,000 as of 3/31/09.
Shareholder approval of reliance on the discretion provided by the Manager of Managers Order (discussed in Section II.B.) was received on or about September 1, 2000.
The Section 26 Applicants believe that the Franklin Templeton Variable Insurance Products Trust – Templeton Developing Markets Securities Fund and the NVIT – Gartmore NVIT Emerging Markets Fund have similar investment objectives and substantially similar policies and risks.  Each of the portfolios must invest at least 80% of assets in securities of companies that are located in or derive a significant portion of their earnings or revenues from emerging market countries.  The Franklin Templeton Variable Insurance Products Trust – Templeton Developing Markets Securities Fund specifies that those companies may derive at least 50% of their revenues from emerging markets countries.  This fund also may invest up to 15% of its net assets in illiquid securities, which are securities with a limited trading market.  The NVIT – Gartmore NVIT Emerging Markets Fund does not specify limits on the fund’s investment in emerging markets or illiquid securities.  Both portfolios allow for the use of derivatives without specific limitations.  As of 10/31/08, the most recent date available in Morningstar Direct as of 12/3/08, the NVIT – Gartmore NVIT Emerging Markets Fund did not hold any derivatives securities, but did hold 2% of its net assets in illiquid securities.  In addition, as of 6/30/08, the Franklin Templeton Variable Insurance Products Trust – Templeton Developing Markets Securities Fund did not hold any derivatives securities.
Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.

This proposed Substitution will impact the following Contracts:

Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide Variable Account-II	811-03330	333-103093	C000024503
Nationwide Variable Account-II	811-03330	333-103094	C000024504
Nationwide Variable Account-II	811-03330	333-103094	C000024505
Nationwide Variable Account-II	811-03330	333-103094	C000024537
Nationwide Variable Account-II	811-03330	333-103094	C000024538
Nationwide Variable Account-II	811-03330	333-103095	C000024507
Nationwide Variable Account-II	811-03330	333-103095	C000024508
Nationwide Variable Account-II	811-03330	333-104510	C000024499
Nationwide Variable Account-II	811-03330	333-104511	C000024497
Nationwide Variable Account-II	811-03330	333-104512	C000024498
Nationwide Variable Account-II	811-03330	333-104513	C000024496
Nationwide Variable Account-II	811-03330	333-104513	C000068828
Nationwide Variable Account-II	811-03330	333-105992	C000024500

20.           Janus Aspen Series – INTECH Risk-Managed Core Portfolio: Service Shares replaced by NVIT – NVIT Nationwide Fund: Class I
	Existing Fund	Replacement Fund
	Janus Aspen Series – INTECH Risk-Managed Core Portfolio: Service Shares	NVIT – NVIT Nationwide Fund: Class I
Adviser:	Janus Capital Management LLC	Nationwide Fund Advisors
Sub-adviser:	N/A	Aberdeen Asset Management Inc.
Investment Objective:	Long-term growth of capital.	Total return through a flexible combination of capital appreciation and current income.
Investment Strategy:
The Portfolio invests primarily in common stocks from the universe of the Portfolio’s benchmark index, which is the S&P 500˛ Index. Stocks are selected for their potential contribution to the long-term growth of capital, utilizing INTECH’s mathematical investment process.
The Portfolio pursues its investment objective by applying a mathematical investment process to construct an investment portfolio from the universe of common stocks within its benchmark index. The goal of this process is to build a portfolio of stocks in a more efficient combination than the benchmark index. The process seeks to capitalize on the natural volatility of the market by searching for stocks within the index that have high relative volatility (providing the potential for excess returns) but that essentially move in opposite directions or have low correlation to each other (providing the potential for lower relative risk). By constructing the portfolio in this manner and regularly rebalancing the portfolio to maintain potentially more efficient weightings, INTECH’s mathematical investment process seeks to create a portfolio that, over time, produces returns in excess of its benchmark with an equal or lesser amount of risk. The rebalancing techniques used by the Portfolio may result in a higher portfolio turnover compared to a ‘‘buy and hold’’ fund strategy.
The Portfolio may also lend portfolio securities on a short-term or long-term basis, up to one-third of its total assets, and may, within the parameters of its specific investment policies, invest its assets in derivatives.

The Fund invests primarily in common stocks and other equity securities, using a multi-disciplined approach which blends fundamental and quantitative investment techniques. The Fund is composed of two sleeves, or portions: a fundamentally managed core equity sleeve and a quantitative managed core equity sleeve. The fundamental sleeve uses both bottom-up qualitative research as well as quantitative inputs in constructing a core portfolio; the quantitative sleeve seeks to add to the Fund's performance while moderating its risk versus the Fund's benchmark. The portfolio managers integrate these sleeves to produce an overall core equity style, which they may opportunistically “tilt” slightly either in the direction of a growth style or a value style, depending on market circumstances. The portfolio managers seek to invest in companies with one or more of the following characteristics:
•above-average revenue growth;
•above-average earnings growth;
•consistent earnings growth and
•attractive valuation.
In seeking total return, the subadviser seeks returns from both capital gains (i.e., an increase in the value of the stocks the Fund holds) as well as income generated by dividends paid by stock issuers. Over time, stock markets in general may produce proportionately higher capital gains relative to dividends, or vice versa, at different periods. While many of the stocks in which the Fund invests pay dividends, the subadviser anticipates that capital gains may constitute a somewhat higher proportion of returns than dividends under current market conditions. However, stock markets could change, either suddenly or gradually, so that over time a higher proportion of the Fund’s returns would be derived from dividends.
The subadviser considers selling a company’s securities if:
• the share price increases significantly;
• the earnings outlook becomes less attractive or
• more favorable opportunities are identified.
The Fund may engage in active and frequent trading of portfolio securities.
NFA has selected Aberdeen Asset Management Inc. (“Aberdeen”) as subadviser to manage the Fund’s portfolio on a day-to-day basis.
• the earnings outlook becomes less attractive or
• more favorable opportunities are identified.
The Fund may engage in active and frequent trading of portfolio securities.
NFA has selected Aberdeen Asset Management Inc. (“Aberdeen”) as subadviser to manage the Fund’s portfolio on a day-to-day basis.

Principal Risks:
The biggest risk is that the Portfolio’s returns may vary, and you could lose money. The Portfolio is designed for longterm investors interested in an equity portfolio, including common stocks. Common stocks tend to be more volatile than many other investment choices.
Market Risk. The value of the Portfolio’s holdings may decrease if the value of an individual company or multiple companies in the Portfolio decreases. The value of the Portfolio’s holdings could also decrease if the stock market goes down or there are deteriorating market conditions, regardless of how well the individual companies perform. If the value of the Portfolio’s holdings decreases, the Portfolio’s net asset value (‘‘NAV’’) will also decrease, which means if you sell your shares in the Portfolio you may lose money.
Investment Process Risk. The proprietary mathematical investment process used by INTECH may not achieve the desired results. Additionally, the rebalancing techniques used by INTECH may result in a higher portfolio turnover rate and related expenses compared to a ‘‘buy and hold’’ fund strategy. There is a risk that if INTECH’s method of identifying stocks with higher volatility than the benchmark or its method of identifying stocks that tend to move in the same or opposite direction relative to each other (correlation) does not result in selecting stocks with continuing volatility or the expected correlation, the Portfolio may not outperform the benchmark index.
Portfolio Turnover Risk. Increased portfolio turnover may result in higher costs for brokerage commissions, dealer markups, and other transaction costs. Higher costs associated with increased portfolio turnover may offset gains in the Portfolio’s performance.
Securities Lending Risk. The Portfolio may seek to earn additional income through lending its securities to certain qualified broker-dealers and institutions. When the Portfolio lends its securities, it receives collateral (including cash collateral), at least equal to the value of securities loaned. There is the risk that when portfolio securities are lent, the securities may not be returned on a timely basis, and the Portfolio may experience delays and costs in recovering the security or gaining access to the collateral. If the Portfolio is unable to recover a security on loan, the Portfolio may use the collateral to purchase replacement securities in the market. There is a risk that the value of the collateral could decrease below the value of the replacement security by the time the replacement investment is made, resulting in a loss to the Portfolio.
Derivatives Risk. Derivatives can be highly volatile and involve risks in addition to the risks of the underlying referenced securities. Gains or losses from derivatives can be substantially greater than the derivatives’ original cost, and therefore, can involve leverage. Derivatives can be complex instruments and can involve analysis that differs from that required for other investment types used by the Portfolio. If the value of a derivative does not correlate well with the particular market or other asset class the derivative is intended to provide exposure to, the derivative may not have the effect anticipated. Derivatives can also reduce the opportunity for gain or result in losses by offsetting positive returns in other investments. Derivatives can be less liquid than other types of investments.
An investment in the Portfolio is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

The Fund cannot guarantee that it will achieve its investment objective.
As with any fund, the value of the Fund’s investments – and therefore, the value of Fund shares – may fluctuate. These changes may occur because of, among other things:
Stock market risk – the Fund could lose value if the individual stocks in which it invests or overall stock markets in which such stocks trade go down.
Growth style risk – growth investing involves buying stocks that have relatively high prices in relation to their earnings. Growth stocks may be more volatile than other stocks because they are generally more sensitive to investor perceptions and market movements. During periods of growth stock underperformance, the Fund’s performance may suffer and underperform other equity funds that use different investing styles.
Value style risk – over time, a value investing style may go in and out of favor, causing the Fund to sometimes underperform other equity funds that use different investing styles. Value stocks can react differently to issuer, political, market and economic developments than the market overall and other types of stocks. In addition, the Fund’s value approach carries the risk that the market will not recognize a security’s intrinsic value for a long time or that a stock judged to be undervalued may actually be appropriately priced.
Portfolio turnover – a higher portfolio turnover rate increases transaction costs and, as a result, may adversely impact the Fund’s performance and may increase share price volatility.
If the value of the Fund’s investments goes down, you may lose money

Management Fees	0.40%78	0.58%
12b-1 Fees	0.25%	0.00%
Other Expenses	1.06%	0.26%79
Total Gross Expenses	1.71%	0.84%
Waivers/Reimbursements	0.26%80	0.00%
Total Net Expenses	1.45%	0.84%
Total Fund Assets by Share Class	$20,524.779	$629,194,256

78 The “Management Fee” is the investment advisory fee rate paid by each Portfolio to Janus Capital as of the end of the fiscal year. This fee may go up or down monthly based on the Portfolio’s performance relative to its benchmark index over the performance measurement period.  This fee rate, prior to any performance adjustment, is 0.50% and may go up or down by a variable of up to 0.15% (assuming constant assets) on a monthly basis. Any such adjustment to this fee rate commenced January 2007, and may increase or decrease the Management Fee. The Portfolio has entered into an agreement with Janus Capital to limit certain expenses. Because a fee waiver will have a positive effect upon the Portfolio's performance, a fee waiver that is in place during the period when the performance adjustment applies may affect the performance adjustment in a way that is favorable to Janus Capital.  Performance is calculated after the application of fee waivers.  It is possible that the cumulative dollar amount of additional compensation ultimately payable to Janus Capital may, under some circumstances, exceed the cumulative dollar amount of management fees waived by Janus Capital.

79 “Other Expenses” include administrative services fees which currently are 0.15%, but which are permitted to be as high as 0.25%. The full amounts of administrative services fees are not reflected in “Other Expenses” at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amounts of administrative services fees were charged, total operating expenses would be 0.94%.

80 Janus Capital has contractually agreed to waive certain Portfolios’ total operating expenses (excluding the distribution and shareholder servicing fee, the administrative services fee applicable to certain Portfolios, brokerage commissions, interest, dividends, taxes, and extraordinary expenses including, but not limited to, acquired fund fees and expenses) to until at least May 1, 2010.

(as of 5-30-2009)
Performance History (as of 3-31-2009)
3 Mo.	-11.62%	-10.54%
1 Yr.	-37.33%	-42.03%
3 Yrs.	-14.05%	-14.88%
5 Yrs.	-3.84%	-5.81%
10 Yrs.	N/A	-3.18%

The percentage of the Existing Fund’s assets in Service Shares that will be transferred to the Replacement Fund pursuant to the Substitution is approximately 2% as of 3/31/09.  This comprised approximately 2% of the Existing Fund’s total assets as of 3/31/09.  (Another 22% of the assets (as of 3/31/09) in Janus Aspen Series – INTECH Risk-Managed Core Portfolio: Service Shares is proposed to be substituted into the NVIT – NVIT Nationwide Fund: Class II.)
Shareholder approval of reliance on the discretion provided by the Manager of Managers Order (discussed in Section II.B.) was received on or about December 23, 2004.
The Section 26 Applicants believe that the Janus Aspen Series – INTECH Risk-Managed Core Portfolio and the NVIT – NVIT Nationwide Fund have similar investment objectives and substantially similar policies and risks.  The Janus Aspen Series – INTECH Risk-Managed Core Portfolio primarily invests in common stocks from the portfolio’s benchmark index—the S&P 500 Index.  The NVIT – NVIT Nationwide Fund uses both quantitative and qualitative techniques.  The NVIT – NVIT Nationwide Fund’s primary benchmark is the S&P 500 Index and it has historically invested primarily in large company stocks, but it does not give specific market cap parameters regarding allowable limits.  Both portfolios allow for investment outside the United States.  As of 6/30/08, the most recent date available in Morningstar Direct as of 12/3/08, the Janus Aspen Series – INTECH Risk-Managed Core Portfolio had 83% of its net assets in large cap securities, 16% in mid cap and less than 1% in small cap securities.  The fund held no derivatives, foreign, emerging markets, high yield, REITs, preferred stock or convertible securities.  As of 8/31/08, the NVIT – NVIT Nationwide Fund held 73% of its asset in large cap securities, 24% in mid cap and 3% in small cap securities.  The fund held no derivatives, emerging markets, high yield, REITs, preferred stock or convertible securities.  It did hold 4% of its net assets in foreign securities.
Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.
This proposed Substitution will impact the following Contracts:
Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide Variable Account-9	811-08241	333-28995	C000024720
Nationwide Variable Account-9	811-08241	333-52579	C000024732
Nationwide Variable Account-9	811-08241	333-53023	C000024723
Nationwide Variable Account-9	811-08241	333-53023	C000024725
Nationwide Variable Account-9	811-08241	333-56073	C000024734
Nationwide Variable Account-II	811-03330	002-75059	C000024495
Nationwide Variable Account-II	811-03330	033-67636	C000024501
Nationwide VL Separate Account-G	811-21697	333-121878	C000025954
Nationwide VL Separate Account-G	811-21697	333-140608	C000047649
Nationwide VLI Separate Account-2	811-05311	033-42180	C000025924
Nationwide VLI Separate Account-2	811-05311	033-62795	C000025923
Nationwide VLI Separate Account-4	811-08301	333-31725	C000025928
Nationwide VLI Separate Account-4	811-08301	333-31725	C000026839
Nationwide VLI Separate Account-4	811-08301	333-52615	C000025936
Nationwide VLI Separate Account-4	811-08301	333-52617	C000025932
Nationwide VLI Separate Account-4	811-08301	333-52617	C000025933
Nationwide VLI Separate Account-4	811-08301	333-69160	C000025937
Nationwide VLI Separate Account-4	811-08301	333-69160	C000025938
Nationwide VLI Separate Account-4	811-08301	333-83010	C000025929
Nationwide VLI Separate Account-4	811-08301	333-83010	C000025930
Nationwide VLI Separate Account-4	811-08301	333-94037	C000025934
Nationwide VLI Separate Account-4	811-08301	333-94037	C000025935
Nationwide VLI Separate Account-7	811-21610	333-117998	C000025943
Nationwide VLI Separate Account-7	811-21610	333-121879	C000025944

21.           Janus Aspen Series – INTECH Risk-Managed Core Portfolio: Service Shares replaced by NVIT – NVIT Nationwide Fund: Class II
	Existing Fund	Replacement Fund
	Janus Aspen Series – INTECH Risk-Managed Core Portfolio: Service Shares	NVIT – NVIT Nationwide Fund: Class II
Adviser:	Janus Capital Management LLC	Nationwide Fund Advisors
Sub-adviser:	N/A	Aberdeen Asset Management Inc.
Investment Objective:	Long-term growth of capital.	Total return through a flexible combination of capital appreciation and current income.
Investment Strategy:
The Portfolio invests primarily in common stocks from the universe of the Portfolio’s benchmark index, which is the S&P 500 Index. Stocks are selected for their potential contribution to the long-term growth of capital, utilizing INTECH’s mathematical investment process.
The Portfolio pursues its investment objective by applying a mathematical investment process to construct an investment portfolio from the universe of common stocks within its benchmark index. The goal of this process is to build a portfolio of stocks in a more efficient combination than the benchmark index. The process seeks to capitalize on the natural volatility of the market by searching for stocks within the index that have high relative volatility (providing the potential for excess returns) but that essentially move in opposite directions or have low correlation to each other (providing the potential for lower relative risk). By constructing the portfolio in this manner and regularly rebalancing the portfolio to maintain potentially more efficient weightings, INTECH’s mathematical investment process seeks to create a portfolio that, over time, produces returns in excess of its benchmark with an equal or lesser amount of risk. The rebalancing techniques used by the Portfolio may result in a higher portfolio turnover compared to a ‘‘buy and hold’’ fund strategy.
The Portfolio may also lend portfolio securities on a short-term or long-term basis, up to one-third of its total assets, and may, within the parameters of its specific investment policies, invest its assets in derivatives.

The Fund invests primarily in common stocks and other equity securities, using a multi-disciplined approach which blends fundamental and quantitative investment techniques. The Fund is composed of two sleeves, or portions: a fundamentally managed core equity sleeve and a quantitative managed core equity sleeve. The fundamental sleeve uses both bottom-up qualitative research as well as quantitative inputs in constructing a core portfolio; the quantitative sleeve seeks to add to the Fund's performance while moderating its risk versus the Fund's benchmark. The portfolio managers integrate these sleeves to produce an overall core equity style, which they may opportunistically “tilt” slightly either in the direction of a growth style or a value style, depending on market circumstances. The portfolio managers seek to invest in companies with one or more of the following characteristics:
•above-average revenue growth;
•above-average earnings growth;
•consistent earnings growth and
•attractive valuation.
In seeking total return, the subadviser seeks returns from both capital gains (i.e., an increase in the value of the stocks the Fund holds) as well as income generated by dividends paid by stock issuers. Over time, stock markets in general may produce proportionately higher capital gains relative to dividends, or vice versa, at different periods. While many of the stocks in which the Fund invests pay dividends, the subadviser anticipates that capital gains may constitute a somewhat higher proportion of returns than dividends under current market conditions. However, stock markets could change, either suddenly or gradually, so that over time a higher proportion of the Fund’s returns would be derived from dividends.
The subadviser considers selling a company’s securities if:
• the share price increases significantly;
• the earnings outlook becomes less attractive or
• more favorable opportunities are identified.
The Fund may engage in active and frequent trading of portfolio securities.
NFA has selected Aberdeen Asset Management Inc. (“Aberdeen”) as subadviser to manage the Fund’s portfolio on a day-to-day basis.
• the earnings outlook becomes less attractive or
• more favorable opportunities are identified.
The Fund may engage in active and frequent trading of portfolio securities.
NFA has selected Aberdeen Asset Management Inc. (“Aberdeen”) as subadviser to manage the Fund’s portfolio on a day-to-day basis.

Principal Risks:
The biggest risk is that the Portfolio’s returns may vary, and you could lose money. The Portfolio is designed for longterm investors interested in an equity portfolio, including common stocks. Common stocks tend to be more volatile than many other investment choices.
Market Risk. The value of the Portfolio’s holdings may decrease if the value of an individual company or multiple companies in the Portfolio decreases. The value of the Portfolio’s holdings could also decrease if the stock market goes down or there are deteriorating market conditions, regardless of how well the individual companies perform. If the value of the Portfolio’s holdings decreases, the Portfolio’s net asset value (‘‘NAV’’) will also decrease, which means if you sell your shares in the Portfolio you may lose money.
Investment Process Risk. The proprietary mathematical investment process used by INTECH may not achieve the desired results. Additionally, the rebalancing techniques used by INTECH may result in a higher portfolio turnover rate and related expenses compared to a ‘‘buy and hold’’ fund strategy. There is a risk that if INTECH’s method of identifying stocks with higher volatility than the benchmark or its method of identifying stocks that tend to move in the same or opposite direction relative to each other (correlation) does not result in selecting stocks with continuing volatility or the expected correlation, the Portfolio may not outperform the benchmark index.
Portfolio Turnover Risk. Increased portfolio turnover may result in higher costs for brokerage commissions, dealer markups, and other transaction costs. Higher costs associated with increased portfolio turnover may offset gains in the Portfolio’s performance.
Securities Lending Risk. The Portfolio may seek to earn additional income through lending its securities to certain qualified broker-dealers and institutions. When the Portfolio lends its securities, it receives collateral (including cash collateral), at least equal to the value of securities loaned. There is the risk that when portfolio securities are lent, the securities may not be returned on a timely basis, and the Portfolio may experience delays and costs in recovering the security or gaining access to the collateral. If the Portfolio is unable to recover a security on loan, the Portfolio may use the collateral to purchase replacement securities in the market. There is a risk that the value of the collateral could decrease below the value of the replacement security by the time the replacement investment is made, resulting in a loss to the Portfolio.
Derivatives Risk. Derivatives can be highly volatile and involve risks in addition to the risks of the underlying referenced securities. Gains or losses from derivatives can be substantially greater than the derivatives’ original cost, and therefore, can involve leverage. Derivatives can be complex instruments and can involve analysis that differs from that required for other investment types used by the Portfolio. If the value of a derivative does not correlate well with the particular market or other asset class the derivative is intended to provide exposure to, the derivative may not have the effect anticipated. Derivatives can also reduce the opportunity for gain or result in losses by offsetting positive returns in other investments. Derivatives can be less liquid than other types of investments.
An investment in the Portfolio is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

The Fund cannot guarantee that it will achieve its investment objective.
As with any fund, the value of the Fund’s investments – and therefore, the value of Fund shares – may fluctuate. These changes may occur because of, among other things:
Stock market risk – the Fund could lose value if the individual stocks in which it invests or overall stock markets in which such stocks trade go down.
Growth style risk – growth investing involves buying stocks that have relatively high prices in relation to their earnings. Growth stocks may be more volatile than other stocks because they are generally more sensitive to investor perceptions and market movements. During periods of growth stock underperformance, the Fund’s performance may suffer and underperform other equity funds that use different investing styles.
Value style risk – over time, a value investing style may go in and out of favor, causing the Fund to sometimes underperform other equity funds that use different investing styles. Value stocks can react differently to issuer, political, market and economic developments than the market overall and other types of stocks. In addition, the Fund’s value approach carries the risk that the market will not recognize a security’s intrinsic value for a long time or that a stock judged to be undervalued may actually be appropriately priced.
Portfolio turnover – a higher portfolio turnover rate increases transaction costs and, as a result, may adversely impact the Fund’s performance and may increase share price volatility.
If the value of the Fund’s investments goes down, you may lose money

Management Fees	0.40%81	0.58%
12b-1 Fees	0.25%	0.25%
Other Expenses	1.06%	0.26%82
Total Gross Expenses	1.71%	1.09%
Waivers/Reimbursements	0.26%83	0.00%
Total Net Expenses	1.45%	1.09%

81 The “Management Fee” is the investment advisory fee rate paid by each Portfolio to Janus Capital as of the end of the fiscal year. This fee may go up or down monthly based on the Portfolio’s performance relative to its benchmark index over the performance measurement period.  This fee rate, prior to any performance adjustment, is 0.50% and may go up or down by a variable of up to 0.15% (assuming constant assets) on a monthly basis. Any such adjustment to this fee rate commenced January 2007, and may increase or decrease the Management Fee. The Portfolio has entered into an agreement with Janus Capital to limit certain expenses. Because a fee waiver will have a positive effect upon the Portfolio's performance, a fee waiver that is in place during the period when the performance adjustment applies may affect the performance adjustment in a way that is favorable to Janus Capital.  Performance is calculated after the application of fee waivers.  It is possible that the cumulative dollar amount of additional compensation ultimately payable to Janus Capital may, under some circumstances, exceed the cumulative dollar amount of management fees waived by Janus Capital.

82 “Other Expenses” include administrative services fees which currently are 0.15%, but which are permitted to be as high as 0.25%. The full amounts of administrative services fees are not reflected in “Other Expenses” at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amounts of administrative services fees were charged, total operating expenses would be 1.19%.

83 Janus Capital has contractually agreed to waive certain Portfolios’ total operating expenses (excluding the distribution and shareholder servicing fee, the administrative services fee applicable to certain Portfolios, brokerage commissions, interest, dividends, taxes, and extraordinary expenses including, but not limited to, acquired fund fees and expenses) to until at least May 1, 2010.

Total Fund Assets by Share Class (as of 5-30-2009)	$20,524,779	$316,577,249
Performance History (as of 3-31-2009)
3 Mo.	-11.62%	-10.77%
1 Yr.	-37.33%	-42.24%
3 Yrs.	-14.05%	-15.10%
5 Yrs.	-3.84%	-6.06%
10 Yrs.	N/A	-3.43%

The percentage of the Existing Fund’s assets in Service Shares that will be transferred to the Replacement Fund pursuant to the Substitution is approximately 22% as of 3/31/09.  This comprised approximately 22% of the Existing Fund’s total assets as of 3/31/09.  (Another 2% of the assets (as of 3/31/09) in Janus Aspen Series – INTECH Risk-Managed Core Portfolio: Service Shares is proposed to be substituted into the NVIT – NVIT Nationwide Fund: Class I.)
Shareholder approval of reliance on the discretion provided by the Manager of Managers Order (discussed in Section II.B.) was received on or about December 23, 2004.
The Section 26 Applicants believe that the Janus Aspen Series – INTECH Risk-Managed Core Portfolio and the NVIT – NVIT Nationwide Fund have similar investment objectives and substantially similar policies and risks.  The Janus Aspen Series – INTECH Risk-Managed Core Portfolio primarily invests in common stocks from the portfolio’s benchmark index—the S&P 500 Index.  The NVIT – NVIT Nationwide Fund uses both quantitative and qualitative techniques.  The NVIT – NVIT Nationwide Fund’s primary benchmark is the S&P 500 Index and it has historically invested primarily in large company stocks, but it does not give specific market cap parameters regarding allowable limits.  As of 6/30/08, the most recent date available in Morningstar Direct as of 12/3/08, the Janus Aspen Series – INTECH Risk-Managed Core Portfolio had 83% of its net assets in large cap securities, 16% in mid cap and less than 1% in small cap securities.  The fund held no derivatives, foreign, emerging markets, high yield,

REITs, preferred stock or convertible securities.  As of 8/31/08, the NVIT – NVIT Nationwide Fund held 73% of its asset in large cap securities, 24% in mid cap and 3% in small cap securities.  The fund held no derivatives, emerging markets, high yield, REITs, preferred stock or convertible securities.  It did hold 4% of its net assets in foreign securities.
Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.
This proposed Substitution will impact the following Contracts:
Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide Variable Account-7	811-08666	033-89560	C000024647
Nationwide Variable Account-9	811-08241	333-53023	C000024722
Nationwide Variable Account-9	811-08241	333-79327	C000024726
Nationwide Variable Account-II	811-03330	002-75059	C000024495
Nationwide Variable Account-II	811-03330	033-60063	C000024502
Nationwide Variable Account-II	811-03330	333-103093	C000024503
Nationwide Variable Account-II	811-03330	333-103094	C000024504
Nationwide Variable Account-II	811-03330	333-103094	C000024505
Nationwide Variable Account-II	811-03330	333-103094	C000024537
Nationwide Variable Account-II	811-03330	333-103094	C000024538
Nationwide Variable Account-II	811-03330	333-103095	C000024507
Nationwide Variable Account-II	811-03330	333-103095	C000024508
Nationwide Variable Account-II	811-03330	333-104510	C000024499
Nationwide Variable Account-II	811-03330	333-104511	C000024497
Nationwide Variable Account-II	811-03330	333-104512	C000024498
Nationwide Variable Account-II	811-03330	333-104513	C000024496
Nationwide Variable Account-II	811-03330	333-104513	C000068828
Nationwide Variable Account-II	811-03330	333-105992	C000024500
Nationwide Provident VLI Separate Account 1	811-04460	033-42133	C000026802
Nationwide Provident VLI Separate Account 1	811-04460	333-82613	C000026806
Nationwide Provident VLI Separate Account A	811-08722	333-67775	C000026808
Nationwide Provident VLI Separate Account A	811-08722	333-71763	C000026803
Nationwide Provident VLI Separate Account A	811-08722	333-82611	C000026807
Nationwide Provident VLI Separate Account A	811-08722	333-84475	C000026801

22.           Neuberger Berman Advisers Management Trust – AMT Growth Portfolio: I Class replaced by NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class I
	Existing Fund	Replacement Fund
	Neuberger Berman Advisers Management Trust – AMT Growth Portfolio: I Class	NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class I
Adviser:	Neuberger Berman Management Inc.	Nationwide Fund Advisors
Sub-adviser:	Neuberger Berman, LLC	American Century Investment Management Inc. Neuberger Berman Management Inc.
Investment Objective:	Growth of capital.	Long-term capital growth.
Investment Strategy:
To pursue this goal, the Fund normally invests in common stocks of mid-capitalization companies, which it defines as those with a total market capitalization within the market capitalization range of the Russell Midcap® Index. The Fund seeks to reduce risk by diversifying among many companies, sectors and industries.
The Portfolio Manager employs a disciplined investment strategy when selecting growth stocks. Using fundamental research and quantitative analysis, the Portfolio Manager looks for fast growing companies with above average sales and competitive returns on equity relative to their peers. In doing so, the Portfolio Manager analyzes such factors as:
• financial condition (such as debt to equity ratio)
• market share and competitive leadership of the company’s products
• earnings growth relative to competitors
• market valuation in comparison to a stock’s own historical norms and the stocks of other mid-cap companies.
The Portfolio Manager follows a disciplined selling strategy and may sell a stock when the company’s business fails to perform as expected, or when other opportunities appear more attractive.
The Fund may change its goal without shareholder approval, although it does not currently intend to do so.

Under normal conditions, the Fund invests at least 80% of the value of its net assets in equity securities issued by mid-cap companies, utilizing a growth style of investing.  In other words, the Fund seeks companies whose earnings are expected to grow consistently faster than those of other companies.  Equity securities in which the Fund invests are primarily common stock, although they may include other equity securities, such as preferred stock or convertible securities.  The Fund may also invest in equity securities of companies that are located outside the United States, and in derivatives, such as futures, options, swaps and other hybrid financial instruments.
The Fund consists of two sleeves, or portions, managed by different subadvisers.  Nationwide Fund Advisors (“NFA”) is the Fund’s investment adviser and selects the Fund’s subadvisers and monitors their performance on an ongoing basis.  The subadvisers have been chosen because they approach investing in mid-cap securities in a different manner from each other, and NFA believes that diversification among securities and investment styles could increase the potential for investment return and potentially reduce risk and volatility.
Pursuant to a Manager-of-Managers Exemptive Order that the Trust received from the Securities and Exchange Commission, NFA may allocate and reallocate Fund assets to or among unaffiliated subadvisers at any time, subject to the approval of the Board of Trustees of the Trust. In addition, certain subadvisers may have limits as to the amount of assets that the subadviser will manage.  The two sleeves are each managed as follows:
NEUBERGER BERMAN MANAGEMENT INC.
(“NEUBERGER BERMAN”) – uses a disciplined investment strategy when selecting growth stocks. Using fundamental research and quantitative analysis, Neuberger Berman seeks fast-growing companies with above average sales and competitive returns on equity relative to their peers. In doing so, Neuberger Berman analyzes such factors as:
* financial condition (such as debt to equity ratio);
* market share and competitive leadership of the company’s products;
* earnings growth relative to competitors and k market valuation in comparison to a stock’s own historical norms and the stocks of other mid-cap companies.
Neuberger Berman follows a disciplined selling strategy and may sell a stock when it fails to perform as expected, or when other opportunities appear more attractive.
AMERICAN CENTURY INVESTMENT MANAGEMENT, INC. (“AMERICAN CENTURY”) – using a proprietary investment strategy, American Century makes its investment decisions primarily on analysis of individual companies, rather than on broad economic forecasts, based on the belief that, over the long term, stock price movements follow growth in earnings and revenues.  American Century tracks financial information for thousands of individual companies to identify and evaluate trends in earnings, revenues and other business fundamentals. The portfolio managers’ principal analytical technique involves identifying companies with earnings and revenues that are not only growing, but which are growing at an accelerating pace. This includes companies whose growth rates are negative, although less negative than in earlier periods, and companies whose growth rates are expected to accelerate. In addition to accelerating growth, American Century also considers companies demonstrating price strength relative to their peers.  American Century generally does not attempt to time the market. Instead, it intends to keep its sleeve fully invested in stocks regardless of general stock price movement.

Principal Risks:
Most of the Fund’s performance depends on what happens in the stock market. The market’s behavior is unpredictable, particularly in the short term. The value of your investment may fall, sometimes sharply, and you could lose money.
By focusing on mid-cap stocks, the Fund is subject to their risks, including the risk its holdings may:
• fluctuate more widely in price than the market as a whole
• underperform other types of stocks or be difficult to sell when the economy is not robust, during market downturns, or when mid-cap stocks are out of favor.
Because the prices of most growth stocks are based on future expectations, these stocks tend to be more sensitive than value stocks to bad economic news and negative earnings surprises. Bad economic news or changing investor perceptions can negatively affect growth stocks across several industries and sectors simultaneously. While the price of any type of stock can rise and fall rapidly, growth stocks in particular may underperform during periods when the market favors value stocks.
The Fund’s performance may also suffer if certain stocks or certain economic sectors it emphasizes do not perform as expected. To the extent that the Fund sells stocks before they reach their market peak, it may miss out on opportunities for higher performance.
Through active trading, the Fund may have a high portfolio turnover rate, which can mean lower performance due to increased brokerage costs.
Other Risks:  The Fund may use certain practices and invest in certain securities involving additional risks. Borrowing, securities lending, and using derivatives could create leverage, meaning that certain gains or losses could be amplified, increasing share price movements. In using certain derivatives to gain stock market exposure for excess cash holdings, the Fund increases its risk of loss.
Although they may add diversification, foreign securities can be riskier, because foreign markets tend to be more volatile and currency exchange rates fluctuate. There may be less information available about foreign issuers than about domestic issuers.
When the Fund anticipates adverse market, economic, political or other conditions, it may temporarily depart from its goal and invest substantially in high-quality short-term investments. This could help the Fund avoid losses, but may mean lost opportunities.

The Fund cannot guarantee that it will achieve its investment objective.  As with any mutual fund, the value of the Fund’s investments – and therefore, the value of Fund shares – may fluctuate. These changes may occur because of:
Stock market risk – the Fund could lose value if the individual stocks in which it invests or overall stock markets in which such stocks trade go down.
Mid-cap risk – stocks of mid-sized companies may be more volatile and less liquid than larger company stocks.
Growth style risk – growth investing involves buying stocks that have relatively high price-to-earnings ratios.  Growth stocks may be more volatile than other stocks because they are generally more sensitive to investor perceptions and market movements. During periods of growth stock underperformance, the Fund’s performance may suffer and underperform other equity funds that use different investing styles.
Foreign securities risk – foreign securities may be more volatile, harder to price and less liquid than U.S. securities.
The prices of foreign securities may be further affected by other factors, such as changes in the exchange rates between the dollar and the currencies in which the securities are traded.
Derivatives risk – derivatives can disproportionately increase losses and reduce opportunities for gains when the security prices, interest rates, currency values, or other such measures underlying derivatives change in unexpected ways. They also present default risks if the counterparty to a derivatives contract fails to fulfill its obligations to the Fund.
Multi-manager risk – while NFA, as the Fund’s investment adviser, monitors each subadviser and the overall management of the Fund, each subadviser makes investment decisions independently from NFA and the other subadvisers. It is possible that the security selection process of one subadviser will not complement that of the other subadvisers. As a result, the Fund’s exposure to a given security, industry sector or market capitalization could be smaller or larger than if the Fund were managed by a single subadviser, which could affect the Fund’s performance.
Portfolio turnover risk a higher portfolio turnover rate increases transaction costs and as a result may adversely impact the Fund’s performance and may increase share price volatility.
If the value of the Fund’s investments goes down, you may lose money.

Management Fees	0.85%	0.75%
12b-1 Fees	0.00%	0.00%
Other Expenses	0.19%	0.22%84
Total Gross Expenses	1.04%	0.97%
Waivers/Reimbursements	0.00%85	0.08%86
Total Net Expenses	1.04%	0.89%
Total Fund Assets by Share Class (as of 5-20-2009)	$78,466,414	$87,712,589
Performance History (as of 3-31-2009)
3 Mo.	-5.34%	-3.79%
1 Yr.	-36.40%	-34.87%
3 Yrs.	-12.44%	N/A
5 Yrs.	-0.76%	N/A
10 Yrs.	-1.56%	N/A

The percentage of the Existing Fund’s assets in I Class that will be transferred to the Replacement Fund pursuant to the Substitution is approximately 88% as of 3/31/09.  This comprised approximately 88% of the Existing Fund’s total assets as of 3/31/09.
Shareholder approval of reliance on the discretion provided by the Manager of Managers Order (discussed in Section II.B.) was received on or about March 24, 2008, at which time total Fund assets were $4,833,333.
The Section 26 Applicants believe that the Neuberger Berman Advisers Management Trust – AMT Growth Portfolio and the NVIT – NVIT Multi-Manager Mid Cap Growth Fund have similar investment objectives and substantially similar policies and risks.  The NVIT – NVIT Multi-Manager Mid Cap Growth Fund will invest at least 80% of assets in mid cap stocks.  The Neuberger Berman Advisers Management Trust – AMT Growth Portfolio will primarily

84 “Other Expenses” include administrative services fees which currently are 0.07%, but which are permitted to be as high as 0.25%.  The full 0.25% in administrative services fees is not reflected in “Other Expenses” at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of administrative services fees were charged, total operating expenses (after fee waivers/expense reimbursements) would be 1.07%.

85 Neuberger Berman Management LLC (“NBM”) has contractually undertaken to limit the Fund’s expenses through December 31, 2012 by reimbursing the Fund for its total operating expenses (excluding the compensation of NBM, taxes, interest, extraordinary expenses, brokerage commissions and transaction costs) that exceed, in the aggregate, 1.00% per annum of the Fund’s average daily net asset value. Because of the exclusion, the Fund’s net expenses may exceed the contractual expense limitation. The Fund has contractually undertaken to reimburse NBM for the excess expenses paid by NBM, provided the reimbursements do not cause total operating expenses (exclusive of the compensation of NBM, taxes, interest, brokerage commissions, transaction costs and extraordinary expenses) to exceed an annual rate of 1.00%, and the reimbursements are made within three years after the year in which NBM incurred the expense. The figures in the table are based on last year’s expenses.

86 The Trust and the Adviser have entered into a written contract limiting operating expenses to 0.82% for all share classes until at least May 1, 2010. This limit excludes certain Fund expenses, including any interest, taxes, brokerage commissions, Rule 12b-1 fees, fees paid pursuant to an Administrative Services Plan, short-sale dividend expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles and other non-routine expenses not incurred in the ordinary course of the Fund’s business. The Trust is authorized to reimburse the Adviser for management fees previously waived or reduced and/or for expenses previously paid by the Adviser, provided however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement.

invest in mid cap stocks (though specific parameters are not given).  Each of the portfolios allows for the use of foreign securities, derivatives and synthetic instruments without specific limitations.  As of 8/31/08, the most recent date available in Morningstar Direct as of 12/3/08, the NVIT – NVIT Multi-Manager Mid Cap Growth Fund did not hold any derivatives securities, but did hold 4% of its net assets in foreign securities.  In addition, as of 10/31/08, the Neuberger Berman Advisers Management Trust – AMT Growth Portfolio did not hold any derivatives securities, but did hold 2% of its net assets in foreign securities.
Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.
This proposed Substitution will impact the following Contracts:
Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide Variable Account-II	811-03330	033-60063	C000024502
Nationwide Variable Account-II	811-03330	033-67636	C000024501
Nationwide VLI Separate Account-2	811-05311	033-42180	C000025924
Nationwide VLI Separate Account-2	811-05311	033-62795	C000025923

23.           Neuberger Berman Advisers Management Trust – AMT Guardian Portfolio: I Class replaced by NVIT – Neuberger Berman NVIT Multi Cap Opportunities Fund: Class I
	Existing Fund	Replacement Fund
	Neuberger Berman Advisers Management Trust – AMT Guardian Portfolio: I Class	NVIT – Neuberger Berman NVIT Multi Cap Opportunities Fund: Class I
Adviser:	Neuberger Berman Management Inc.	Nationwide Fund Advisors
Sub-adviser:	Neuberger Berman, LLC	Neuberger Berman Management Inc.
Investment Objective:	Long-term growth of capital; current income is a secondary goal.	Long-term capital growth.
Investment Strategy:
To pursue these goals, the Fund invests mainly in common stocks of mid- to large-capitalization companies. The Fund seeks to reduce risk by investing across many different industries. The Portfolio Managers employ a research driven and valuation sensitive approach to stock selection.  They seek to identify stocks in well-positioned businesses that they believe are undervalued in the market. They look for solid balance sheets, strong management teams with a track record of success, good cash flow, the prospect for above average earnings growth, and other valuation related factors.
The Portfolio Managers follow a disciplined selling strategy and may sell a stock when it reaches a target price, when the company’s business fails to perform as expected, or when other opportunities appear more attractive.
The Fund may change its goal without shareholder approval, although it does not currently intend to do so.
Mid- and Large-Cap Stocks
Mid-cap stocks have historically performed more like small-caps than like large-caps. Their prices can rise and fall substantially, although many have the potential to offer attractive long-term returns.  Large-cap companies are usually well established. Compared to mid-cap companies, they may be less responsive to change, but their returns have sometimes led those of mid-cap companies, often with lower volatility.
Valuation Sensitive Investing
In addition to traditional value investing - i.e., looking for value among companies whose stock prices are below their historic average, based on earnings, cash flow, or other financial measures - we may also buy a company's shares if they look more fully priced based on Wall Street consensus estimates of earnings, but still inexpensive relative to our estimates. We look for these companies to rise in price as they outperform Wall Street's expectations, because some aspect of the business has not been fully appreciated or appropriately priced by other investors.

Under normal conditions, the Fund invests primarily in equity securities issued by mid- to large-cap companies that, in the opinion of the subadviser, exhibit characteristics that are consistent with a value style of investing.  Equity securities in which the Fund invests are primarily common stock, although they may include other equity securities, such as preferred stock or convertible securities.  The Fund may also invest in equity securities of companies that are located outside the United States.  The Fund seeks to reduce risk by diversifying among many companies and industries, and in derivatives, such as futures, options, swaps and other hybrid financial instruments.
The Fund’s subadviser looks for well-managed companies with strong balance sheets whose stock prices are undervalued.  Factors in identifying such companies may include:
•historical low valuation;
•strong fundamentals, such as a company’s financial, operational and competitive positions and
•relatively high operating profit margins and returns.
The subadviser may also look for other characteristics in a company, such as a strong market position relative to competitors, a high level of stock ownership among management, and a recent sharp decline in stock price that appears to result from short-term market overreaction to negative news.
The Fund’s subadviser follows a disciplined selling strategy and may sell a stock when it reaches a target price, fails to perform as expected, or when other opportunities appear more attractive.

Principal Risks:
Most of the Fund's performance depends on what happens in the stock market. The market's behavior is unpredictable, particularly in the short term. The value of your investment will rise and fall, sometimes sharply, and you could lose money.  The Fund holds a relatively concentrated portfolio that may contain fewer securities than the portfolios of other mutual funds. Holding a relatively concentrated portfolio may increase the risk that the value of the Fund could go down because of the poor performance of one or a few investments.  To the extent that the Fund emphasizes mid- or large-cap stocks, it takes on the associated risks. Mid-cap stocks tend to be more volatile than large-cap stocks and are usually more sensitive to economic, political, regulatory and market factors. At any given time, one or both groups of stocks may be out of favor with investors.  With a valuation sensitive approach, there is also the risk that stocks may remain undervalued during a given period. This may happen because value stocks, as a category, lose favor with investors compared to growth stocks, or because of a failure to anticipate which stocks or industries would benefit from changing market or economic conditions.
Other Risks:
The Fund may use certain practices and invest in certain securities involving additional risks. Borrowing, securities lending, and using derivatives could create leverage, meaning that certain gains or losses could be amplified, increasing share price movements. In using certain derivatives to gain stock market exposure for excess cash holdings, the Fund increases its risk of loss.  Although they may add diversification, foreign securities can be riskier, because foreign markets tend to be more volatile and currency exchange rates fluctuate. There may be less information available about foreign issuers than about domestic issuers.  When the Fund anticipates adverse market, economic, political or other conditions, it may temporarily depart from its goal and invest substantially in high-quality short-term investments. This could help the Fund avoid losses, but may mean lost opportunities.

The Fund cannot guarantee that it will achieve its investment objective.
As with any mutual fund, the value of the Fund’s investments – and therefore, the value of Fund shares –
may fluctuate. These changes may occur because of:
Stock market risk – the Fund could lose value if the individual stocks in which it invests or overall stock markets in which such stocks trade go down.
Mid-cap risk – stocks of mid-sized companies may be more volatile and less liquid than larger company stocks.
Value style risk – over time, a value investing style may go in and out of favor, causing the Fund to sometimes underperform other funds that use different investing styles. Value stocks can react differently to issuer, political, market and economic developments than the market overall and other types of stocks. In addition, the Fund’s value approach carries the risk that the market will not recognize a security’s intrinsic value for a long time or that a stock judged to be undervalued may actually be appropriately priced.
Foreign securities risk – foreign securities may be more volatile, harder to price and less liquid than U.S. securities.
The prices of foreign securities may be further affected by other factors, such as changes in the exchange rates between the dollar and the currencies in which the securities are traded.
Derivatives risk – derivatives can disproportionately increase losses and reduce opportunities for gains when the security prices, interest rates, currency values, or other such measures underlying derivatives change in unexpected ways. They also present default risks if the counterparty to a derivatives contract fails to fulfill its obligations to the Fund.
Portfolio turnover risk – a higher portfolio turnover rate increases transaction costs and as a result may adversely impact the Fund’s performance and may increase share price volatility.
If the value of the Fund’s investments goes down, you
may lose money.

Management Fees	0.85%	0.60%
12b-1 Fees	0.00%	0.00%
Other Expenses	0.16%	1.50%87
Total Gross Expenses	1.01%	2.10%
Waivers/Reimbursements	0.00%88	1.20%89
Total Net Expenses	1.01%	0.90%
Total Fund Assets by Share Class (as of 5-20-2009)	$62,395,639	$2,873,794
Performance History (as of 3-31-2009)
3 Mo.	-6.75%	-4.15%
1 Yr.	-35.76%	-45.71%
3 Yrs.	- 11.70%	N/A
5 Yrs.	-2.72%	N/A
10 Yrs.	-0.51%	N/A

The percentage of the Existing Fund’s assets in I Class that will be transferred to the Replacement Fund pursuant to the Substitution is approximately 70% as of 3/31/09.  This comprised approximately 35% of the Existing Fund’s total assets as of 3/31/09.
Shareholder approval of reliance on the discretion provided by the Manager of Managers Order (discussed in Section II.B.) was received on or about March 24, 2008, at which time total Fund assets were $1,000,000.
The Section 26 Applicants believe that the Neuberger Berman Advisers Management Trust – AMT Guardian Portfolio and the NVIT – Neuberger Berman NVIT Multi Cap Opportunities Fund have similar investment objectives and substantially similar policies and risks.  Both portfolios may invest in preferred securities, convertible securities, and in foreign countries without specific limitations.  As of 10/31/08, the most recent date available in

87 “Other Expenses” include administrative services fees which currently are 0.15%, but which are permitted to be as high as 0.25%.  The full 0.25% in administrative services fees is not reflected in “Other Expenses” at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of administrative services fees were charged, total operating expenses (after fee waivers/expense reimbursements) would be 1.00%.

88 Neuberger Berman Management LLC (“NBM”) has contractually undertaken to limit the expenses of I Class shares through December 31, 2012 by reimbursing the Fund for its total operating expenses, excluding compensation to NBM, taxes, interest, extraordinary expenses, transaction costs and brokerage commissions, that exceed, in the aggregate, 1.00% per annum of the Class’s average daily net asset value. Because of the exclusion, the Fund’s net expenses may exceed the contractual expense limitation. The Fund has in turn contractually undertaken to repay NBM from I Class assets for the excess operating expenses borne by NBM, so long as the Class’s annual operating expenses during that period (exclusive of compensation to NBM, taxes, interest, extraordinary expenses and brokerage commissions) does not exceed 1.00% per year of the Class’s average daily net assets, and further provided that the reimbursements are made within three years after the year in which NBM incurred the expense. The figures in the table are based on last year’s expenses.

89 The Trust and the Adviser have entered into a written contract limiting operating expenses to 0.75% for all share classes until May 1, 2010. This limit excludes certain Fund expenses, including interest, taxes, brokerage commissions, Rule 12b-1 fees, fees paid pursuant to an Administrative Services Plan, short sale dividend expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles and other non-routine expenses not incurred in the ordinary course of the Fund’s business. The Trust is authorized to reimburse the Adviser for management fees previously waived or reduced and/or for expenses previously paid by the Adviser, provided, however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement.

Morningstar Direct as of 12/3/08, the NVIT – Neuberger Berman NVIT Multi Cap Opportunities Fund did not hold any derivatives, preferred stock or convertible securities, but did hold 17% of its net assets in foreign securities.  In addition, as of 10/31/08, the Neuberger Berman Advisers Management Trust – AMT Guardian Portfolio did not hold any derivatives, preferred stock or convertible securities, but did hold 17% of its net assets in foreign securities.
Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.
This proposed Substitution will impact the following Contracts:
Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide Variable Account-9	811-08241	333-28995	C000024720
Nationwide Variable Account-9	811-08241	333-28995	C000024727
Nationwide Variable Account-9	811-08241	333-28995	C000024728
Nationwide Variable Account-9	811-08241	333-28995	C000024730
Nationwide Variable Account-9	811-08241	333-52579	C000024732
Nationwide Variable Account-9	811-08241	333-53023	C000024723
Nationwide Variable Account-9	811-08241	333-53023	C000024725
Nationwide Variable Account-9	811-08241	333-56073	C000024721
Nationwide Variable Account-9	811-08241	333-56073	C000024734
Nationwide Variable Account-9	811-08241	333-79327	C000024726
Nationwide Variable Account-II	811-03330	002-75059	C000024495
Nationwide Variable Account-II	811-03330	033-60063	C000024502
Nationwide Variable Account-II	811-03330	033-67636	C000024501
Nationwide VLI Separate Account-2	811-05311	033-42180	C000025924
Nationwide VLI Separate Account-2	811-05311	033-62795	C000025923
Nationwide VLI Separate Account-4	811-08301	333-31725	C000025928
Nationwide VLI Separate Account-4	811-08301	333-31725	C000026839
Nationwide VLI Separate Account-4	811-08301	333-52615	C000025936
Nationwide VLI Separate Account-4	811-08301	333-52617	C000025932
Nationwide VLI Separate Account-4	811-08301	333-52617	C000025933
Nationwide VLI Separate Account-4	811-08301	333-69160	C000025937
Nationwide VLI Separate Account-4	811-08301	333-69160	C000025938
Nationwide VLI Separate Account-4	811-08301	333-83010	C000025929
Nationwide VLI Separate Account-4	811-08301	333-83010	C000025930
Nationwide VLI Separate Account-4	811-08301	333-94037	C000025934
Nationwide VLI Separate Account-4	811-08301	333-94037	C000025935

24.           Neuberger Berman Advisers Management Trust – AMT International Portfolio: S Class replaced by NVIT – Gartmore NVIT International Equity Fund:
Class III90
	Existing Fund	Replacement Fund
	Neuberger Berman Advisers Management Trust – AMT International Portfolio: S Class	NVIT – Gartmore NVIT International Equity Fund: Class III
Adviser:	Neuberger Berman Management Inc.	Nationwide Fund Advisors
Sub-adviser:	Neuberger Berman, LLC	Gartmore Global Partners
Investment Objective:	Long-term growth of capital by investing primarily in common stocks of foreign companies.	Long-term capital growth by investing primarily in equity securities of companies located in Europe, Australasia, the Far East and other regions, including developing countries.
Investment Strategy:
To pursue this goal, the Fund invests mainly in foreign companies of any size, including companies in developed and emerging industrialized markets. The Fund defines a foreign company as one that is organized outside of the United States and conducts the majority of its business abroad.
The Fund seeks to reduce risk by diversifying among many industries. Although it has the flexibility to invest a significant portion of its assets in one country or region, it generally intends to remain well-diversified across countries and geographical regions.
In picking stocks, the Portfolio Managers look for well-managed and profitable companies that show growth potential and whose stock prices are undervalued. Factors in identifying these firms may include strong fundamentals, such as attractive cash flows and balance sheets, as well as prices that are reasonable in light of projected returns. The Portfolio Managers also consider the outlooks for various countries and regions around the world, examining economic, market, social, and political conditions.  The Portfolio Managers follow a disciplined selling strategy and may sell a stock when it reaches a target price, when the company's business fails to perform as expected, or when other opportunities appear more attractive.
The Fund may change its goal without shareholder approval, although it does not currently intend to do so.
Foreign Stocks:
There are many promising opportunities for investment outside the United States. Foreign markets often respond to different factors and therefore tend to follow cycles that are different from each other.  For this reason, many investors put a portion of their portfolios in foreign investments as a way of gaining further iversification. While foreign stock markets can be risky, investors gain an opportunity to add potential long-term growth.
Growth vs. Value Investing:
The Fund uses a blend of growth and value strategies. Value investors seek stocks trading at below market average prices based on earnings, book value, or other financial measures before other investors discover their worth. Growth investors seek companies that are already successful but may not have reached their full potential.

Under normal circumstances, the Fund invests at least 80% of the value of its net assets in equity securities issued by companies of any size, including small- and mid-cap companies, that are located in, or that derive a significant portion of their earnings or revenues from, a number of countries around the world other than the United States. Some of these countries may be considered to be emerging market countries. The Fund employs a growth style of investing, which emphasizes companies that the subadviser believes have the potential to deliver unexpected earnings.
The subadviser looks for foreign markets that it believes offer the potential for strong economic growth, and assesses the valuation and growth rates both of a particular company and of the market where the company is located. It conducts proprietary research in order to form an independent perspective that provides a basis for valuing stocks. By comparing its own valuations of individual companies to those of the market, the subadviser seeks to pinpoint companies whose prospects appear different from the market’s consensus. The subadviser selects securities of companies it believes have the potential to deliver unexpected earnings and have prospects for earnings growth that the market has underestimated.
The Fund also may use derivatives, such as futures and options, either as a substitute for taking a position in an underlying asset, to increase returns or as part of a hedging strategy. The Fund may engage in active and frequent trading of portfolio securities.
NFA has selected Gartmore Global Partners as subadviser to manage the Fund’s portfolio on a day-to-day basis.

Principal Risks:
Most of the Fund's performance depends on what happens in international stock markets. The behavior of these markets is unpredictable, particularly in the short term.  Although foreign stocks offer added diversification potential, world markets may all react in similar fashion to important economic or political developments. The value of your investment will rise and fall, sometimes sharply, and you could lose money.  Foreign stocks are subject to more risks than comparable U.S. stocks. This is in part because some foreign markets are less developed and foreign governments, economies, laws (including tax laws), and securities firms may be less stable. There is also a higher chance that key information will be unavailable, incomplete, or inaccurate. As a result, foreign stocks can fluctuate more widely in price than comparable U.S. stocks, and they may also be less liquid. These risks are generally greater in emerging markets. Over a given period of time, foreign stocks may underperform U.S. stocks – sometimes for years. The Fund could also underperform if the Portfolio Managers invest in countries or regions whose economic performance falls short.  In addition, investing in foreign stocks may also involve a greater risk for excessive trading due to "time-zone arbitrage." If an event occurring after the close of a foreign market, but before the time the Fund computes its current net asset value, causes a change in the price of the foreign stock and such price is not reflected in the Fund's current net asset value, some investors may attempt to take advantage of anticipated price movements in securities held by the Fund based on such pricing discrepancies. This could be harmful to long-term shareholders.  Changes in currency exchange rates bring an added dimension of risk. Currency fluctuations could erase investment gains or add to investment losses.  Mid- and small-cap stocks tend to be less liquid and more volatile than large-cap stocks. Any type of stock may underperform any other during a given period.  With a value approach, there is also the risk that stocks may remain undervalued during a given period. This may happen because value stocks, as a category, lose favor with investors compared to growth stocks, or because of a failure to anticipate which stocks or industries would benefit from changing market or economic conditions. Because the prices of most growth stocks are based on future expectations, these stocks tend to be more sensitive than value stocks to bad economic news and negative earnings surprises. Bad economic news or changing investor perceptions can negatively affect growth stocks across several industries and sectors simultaneously. While the prices of any type of stock can rise and fall rapidly, growth stocks in particular may underperform during periods when the market favors value stocks.
Other Risks:
The Fund may use certain practices and invest in certain securities involving additional risks. Borrowing, securities lending, and using derivatives could create leverage, meaning that certain gains or losses could be amplified, increasing share price movements. The Fund may use derivatives for hedging and for speculation. Hedging could reduce the Fund's losses from currency fluctuations, but could also reduce its gains. In using certain derivatives to gain stock market exposure for excess cash holdings, the Fund increases its risk of loss. A derivative instrument, whether used for hedging or speculation, could fail to perform as expected, causing a loss for the Fund.  When the Fund anticipates adverse market, economic, political, or other conditions, it may temporarily depart from its goal and invest substantially in high-quality short-term investments. The Fund may also invest in these investments if it receives large cash inflows. This could help the Fund avoid losses but may mean lost opportunities.

The Fund cannot guarantee that it will achieve its investment objective.
As with any fund, the value of the Fund’s investments – and therefore, the value of Fund shares – may fluctuate. These changes may occur because of, among other things:
Stock market risk – the Fund could lose value if the individual stocks in which it invests or overall stock markets in which such stocks trade go down.  Foreign securities risk – foreign securities may be more volatile, harder to price and less liquid than U.S. securities. The prices of foreign securities may be further affected by other factors, such as changes in the exchange rates between the dollar and the currencies in which the securities are traded.  Emerging markets risk – a magnification of the risks that apply to all foreign investments. These risks are greater for securities of companies in emerging market countries because the countries may have less stable governments, more volatile currencies and less established markets.  Small- and mid-cap securities risk – in general, stocks of small- and mid-cap companies may be more volatile and less liquid than larger company stocks.
Derivatives risk – the Fund may experience a significant loss or otherwise lose opportunities for gains if it uses certain derivatives (e.g., options, futures, forwards and forward commitments, and swap agreements) when the security prices, interest rates, currency values or other such measures underlying derivatives change in unexpected ways. In addition, derivatives may involve additional expenses, which can reduce any benefit or increase any loss to the Fund from using a derivatives strategy. Derivatives also present default risks if the counterparty to a derivatives contract fails to fulfill its obligations to the Fund.
Growth style risk – growth investing involves buying stocks that have relatively high prices in relation to their earnings. Growth stocks may be more volatile than other stocks because they are generally more sensitive to investor perceptions and market movements. During periods of growth stock underperformance, the Fund’s performance may suffer and underperform other equity funds that use different investing styles.
Portfolio turnover – a higher portfolio turnover rate results in higher transaction costs for the Fund, and may increase the volatility of the Fund.
If the value of the Fund’s investments goes down, you may lose money.

Management Fees	1.15%	0.80%91
12b-1 Fees	0.25%	0.00%
Other Expenses	0.21%	0.31%92
Total Gross Expenses	1.61%	1.11%
Waivers/Reimbursements	0.00%93	0.00%94
Total Net Expenses	1.61%	1.11%
Total Fund Assets by Share Class (as of 5-20-2009)	$283,975,813	$35,453,717
Performance History (as of 3-31-2009)
3 Mo.	-10.15%	-12.05%
1 Yr.	-47.89%	-47.63%
3 Yrs.	-17.77%	-10.45%
5 Yrs.	N/A	2.63%
10 Yrs.	N/A	N/A

The percentage of the Neuberger Berman Advisers Management Trust – AMT International Portfolio: S Class assets that will be transferred to the NVIT – Gartmore NVIT International Equity Fund: Class III pursuant to the Substitution is approximately 1% as of 3/31/09.  This comprised approximately 1% of the Existing Fund’s total assets as of 3/31/09.  (Another 3% of the assets (as of 3/31/09) in Neuberger Berman Advisers Management Trust – AMT International Portfolio: S Class is proposed to be substituted into the NVIT – Gartmore NVIT International Equity Fund: Class VI.)
Shareholder approval of reliance on the discretion provided by the Manager of Managers Order (discussed in Section II.B.) was received on or about September 1, 2000.
The Section 26 Applicants believe that the Neuberger Berman Advisers Management Trust – AMT International Portfolio and the NVIT – Gartmore NVIT International Equity Fund have similar investment objectives and substantially similar policies and risks.  The NVIT – Gartmore NVIT International Equity Fund must invest at least 80% of assets in securities of companies that are located in or derive a significant portion of their earnings or revenues from foreign countries.  The Neuberger Berman Advisers Management Trust – AMT International Portfolio seeks to mainly invest in foreign companies.  Both portfolios allow for emerging markets investing but are not specific on allowable limits.  Both portfolios also allow the use of derivatives.  As of 10/31/08, the most recent date available in Morningstar Direct as of 12/3/08, the NVIT – Gartmore NVIT International Equity Fund did not hold any derivatives securities.  In

90 This underlying mutual fund assesses (or reserves the right to assess) a short-term trading fee.

91 Management fees have been restated to reflect the elimination of a performance-based management fee and implementation of an asset-based management fee equal to the lowest possible management fee under the previous performance-based fee structure, as approved by the Board of Trustees on January 16, 2009. Under no circumstances, during a six-month transition period will the management fee under the new fee structure exceed what the Adviser would have received under the old structure assuming maximum penalty for underperformance.

92 “Other Expenses” include administrative services fees which currently are 0.15%, but which are permitted to be as high as 0.25%. The full 0.25% in administrative services fees is not reflected in “Other Expenses” at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of administrative services fees were charged, total operating expenses would be 1.21%.

93 Neuberger Berman Management Inc. (NBMI) has undertaken through December 31, 2012 to reimburse certain operating expenses, including the compensation of NBMI and excluding taxes, interest, extraordinary expenses, brokerage commissions and transaction costs, that exceed, in the aggregate, 2.00% of the average daily net asset value of the Fund. The expense limitation agreement is contractual and any excess expenses can be repaid to NBMI within three years of the year incurred, provided such recoupment would not cause the fund to exceed its contractual expense limitation. Moreover, NBMI has voluntarily committed to reimburse certain expenses, as stated above, for an additional 0.50% of the average daily net asset value of fund to maintain the Fund’s net operating expense ratio at 1.50%. NBMI may, at it sole discretion, terminate this voluntary additional reimbursement commitment without notice. The figures in the table are based on last year’s expenses.

94 The Trust and the Adviser have entered into a written contract limiting operating expenses to 1.05% f until at least May 1, 2010. This limit excludes certain Fund expenses, including interest, taxes, brokerage commissions, Rule 12b-1 fees, fees paid pursuant to an Administrative Services Plan, short sale dividend expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles and other non-routine expenses not incurred in the ordinary course of the Fund’s business. The Trust is authorized to reimburse the Adviser for management fees previously waived or reduced and/or for expenses previously paid by the Adviser provided, however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement. Currently, all share classes are operating below the expense limit.

addition, as of 10/31/08, the Neuberger Berman Advisers Management Trust – AMT International Portfolio did not hold any derivatives securities.
Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.
This proposed Substitution will impact the following Contracts:

Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide Variable Account-II	811-03330	002-75059	C000024495
Nationwide Variable Account-II	811-03330	033-60063	C000024502
Nationwide Variable Account-II	811-03330	033-67636	C000024501
Nationwide VLI Separate Account-4	811-08301	333-31725	C000025928
Nationwide VLI Separate Account-4	811-08301	333-31725	C000026839
Nationwide VLI Separate Account-4	811-08301	333-52615	C000025936
Nationwide VLI Separate Account-4	811-08301	333-52617	C000025932
Nationwide VLI Separate Account-4	811-08301	333-52617	C000025933
Nationwide Variable Account-9	811-08241	333-53023	C000024725
Nationwide Variable Account-9	811-08241	333-28995	C000024720
Nationwide Variable Account-9	811-08241	333-52579	C000024732
Nationwide Variable Account-9	811-08241	333-53023	C000024723
Nationwide Variable Account-9	811-08241	333-56073	C000024734
Nationwide VLI Separate Account-2	811-05311	033-42180	C000025924
Nationwide VLI Separate Account-2	811-05311	033-62795	C000025923

25.           Neuberger Berman Advisers Management Trust – AMT International Portfolio: S Class replaced by NVIT – Gartmore NVIT International Equity Fund:
Class VI95
	Existing Fund	Replacement Fund
	Neuberger Berman Advisers Management Trust – AMT International Portfolio: S Class	NVIT – Gartmore NVIT International Equity Fund: Class VI
Adviser:	Neuberger Berman Management Inc.	Nationwide Fund Advisors
Sub-adviser:	Neuberger Berman, LLC	Gartmore Global Partners
Investment Objective:	Long-term growth of capital by investing primarily in common stocks of foreign companies.	Long-term capital growth by investing primarily in equity securities of companies located in Europe, Australasia, the Far East and other regions, including developing countries.
Investment Strategy:
To pursue this goal, the Fund invests mainly in foreign companies of any size, including companies in developed and emerging industrialized markets. The Fund defines a foreign company as one that is organized outside of the United States and conducts the majority of its business abroad.
The Fund seeks to reduce risk by diversifying among many industries. Although it has the flexibility to invest a significant portion of its assets in one country or region, it generally intends to remain well-diversified across countries and geographical regions.
In picking stocks, the Portfolio Managers look for well-managed and profitable companies that show growth potential and whose stock prices are undervalued. Factors in identifying these firms may include strong fundamentals, such as attractive cash flows and balance sheets, as well as prices that are reasonable in light of projected returns. The Portfolio Managers also consider the outlooks for various countries and regions around the world, examining economic, market, social, and political conditions.  The Portfolio Managers follow a disciplined selling strategy and may sell a stock when it reaches a target price, when the company's business fails to perform as expected, or when other opportunities appear more attractive.
The Fund may change its goal without shareholder approval, although it does not currently intend to do so.
Foreign Stocks:
There are many promising opportunities for investment outside the United States. Foreign markets often respond to different factors and therefore tend to follow cycles that are different from each other.  For this reason, many investors put a portion of their portfolios in foreign investments as a way of gaining further diversification. While foreign stock markets can be risky, investors gain an opportunity to add potential long-term growth.
Growth vs. Value Investing:
The Fund uses a blend of growth and value strategies. Value investors seek stocks trading at below market average prices based on earnings, book value, or other financial measures before other investors discover their worth. Growth investors seek companies that are already successful but may not have reached their full potential.

Under normal circumstances, the Fund invests at least 80% of the value of its net assets in equity securities issued by companies of any size, including small- and mid-cap companies, that are located in, or that derive a significant portion of their earnings or revenues from, a number of countries around the world other than the United States. Some of these countries may be considered to be emerging market countries. The Fund employs a growth style of investing, which emphasizes companies that the subadviser believes have the potential to deliver unexpected earnings.
The subadviser looks for foreign markets that it believes offer the potential for strong economic growth, and assesses the valuation and growth rates both of a particular company and of the market where the company is located. It conducts proprietary research in order to form an independent perspective that provides a basis for valuing stocks. By comparing its own valuations of individual companies to those of the market, the subadviser seeks to pinpoint companies whose prospects appear different from the market’s consensus. The subadviser selects securities of companies it believes have the potential to deliver unexpected earnings and have prospects for earnings growth that the market has underestimated.
The Fund also may use derivatives, such as futures and options, either as a substitute for taking a position in an underlying asset, to increase returns or as part of a hedging strategy. The Fund may engage in active and frequent trading of portfolio securities.
NFA has selected Gartmore Global Partners as subadviser to manage the Fund’s portfolio on a day-to-day basis.

Principal Risks:
Most of the Fund's performance depends on what happens in international stock markets. The behavior of these markets is unpredictable, particularly in the short term.  Although foreign stocks offer added diversification potential, world markets may all react in similar fashion to important economic or political developments. The value of your investment will rise and fall, sometimes sharply, and you could lose money.  Foreign stocks are subject to more risks than comparable U.S. stocks. This is in part because some foreign markets are less developed and foreign governments, economies, laws (including tax laws), and securities firms may be less stable. There is also a higher chance that key information will be unavailable, incomplete, or inaccurate. As a result, foreign stocks can fluctuate more widely in price than comparable U.S. stocks, and they may also be less liquid. These risks are generally greater in emerging markets. Over a given period of time, foreign stocks may underperform U.S. stocks – sometimes for years. The Fund could also underperform if the Portfolio Managers invest in countries or regions whose economic performance falls short.  In addition, investing in foreign stocks may also involve a greater risk for excessive trading due to "time-zone arbitrage." If an event occurring after the close of a foreign market, but before the time the Fund computes its current net asset value, causes a change in the price of the foreign stock and such price is not reflected in the Fund's current net asset value, some investors may attempt to take advantage of anticipated price movements in securities held by the Fund based on such pricing discrepancies. This could be harmful to long-term shareholders.  Changes in currency exchange rates bring an added dimension of risk. Currency fluctuations could erase investment gains or add to investment losses.  Mid- and small-cap stocks tend to be less liquid and more volatile than large-cap stocks. Any type of stock may underperform any other during a given period.  With a value approach, there is also the risk that stocks may remain undervalued during a given period. This may happen because value stocks, as a category, lose favor with investors compared to growth stocks, or because of a failure to anticipate which stocks or industries would benefit from changing market or economic conditions. Because the prices of most growth stocks are based on future expectations, these stocks tend to be more sensitive than value stocks to bad economic news and negative earnings surprises. Bad economic news or changing investor perceptions can negatively affect growth stocks across several industries and sectors simultaneously. While the prices of any type of stock can rise and fall rapidly, growth stocks in particular may underperform during periods when the market favors value stocks.
Other Risks:
The Fund may use certain practices and invest in certain securities involving additional risks. Borrowing, securities lending, and using derivatives could create leverage, meaning that certain gains or losses could be amplified, increasing share price movements. The Fund may use derivatives for hedging and for speculation. Hedging could reduce the Fund's losses from currency fluctuations, but could also reduce its gains. In using certain derivatives to gain stock market exposure for excess cash holdings, the Fund increases its risk of loss. A derivative instrument, whether used for hedging or speculation, could fail to perform as expected, causing a loss for the Fund.  When the Fund anticipates adverse market, economic, political, or other conditions, it may temporarily depart from its goal and invest substantially in high-quality short-term investments. The Fund may also invest in these investments if it receives large cash inflows. This could help the Fund avoid losses but may mean lost opportunities.

The Fund cannot guarantee that it will achieve its investment objective.
As with any fund, the value of the Fund’s investments – and therefore, the value of Fund shares – may fluctuate. These changes may occur because of, among other things:
Stock market risk – the Fund could lose value if the individual stocks in which it invests or overall stock markets in which such stocks trade go down.  Foreign securities risk – foreign securities may be more volatile, harder to price and less liquid than U.S. securities. The prices of foreign securities may be further affected by other factors, such as changes in the exchange rates between the dollar and the currencies in which the securities are traded.  Emerging markets risk – a magnification of the risks that apply to all foreign investments. These risks are greater for securities of companies in emerging market countries because the countries may have less stable governments, more volatile currencies and less established markets.  Small- and mid-cap securities risk – in general, stocks of small- and mid-cap companies may be more volatile and less liquid than larger company stocks.
Derivatives risk – the Fund may experience a significant loss or otherwise lose opportunities for gains if it uses certain derivatives (e.g., options, futures, forwards and forward commitments, and swap agreements) when the security prices, interest rates, currency values or other such measures underlying derivatives change in unexpected ways. In addition, derivatives may involve additional expenses, which can reduce any benefit or increase any loss to the Fund from using a derivatives strategy. Derivatives also present default risks if the counterparty to a derivatives contract fails to fulfill its obligations to the Fund.
Growth style risk – growth investing involves buying stocks that have relatively high prices in relation to their earnings. Growth stocks may be more volatile than other stocks because they are generally more sensitive to investor perceptions and market movements. During periods of growth stock underperformance, the Fund’s performance may suffer and underperform other equity funds that use different investing styles.
Portfolio turnover – a higher portfolio turnover rate results in higher transaction costs for the Fund, and may increase the volatility of the Fund.
If the value of the Fund’s investments goes down, you may lose money.

Management Fees	1.15%	0.80%96
12b-1 Fees	0.25%	0.25%
Other Expenses	0.21%	0.31%97
Total Gross Expenses	1.61%	1.36%
Waivers/Reimbursements	0.00%98	0.00%99
Total Net Expenses	1.61%	1.36%
Total Fund Assets by Share Class (as of 5-20-2009)	$283,975,813	$5,014,238
Performance History (as of 3-31-2009)
3 Mo.	-10.15%	-12.09%
1 Yr.	-47.89%	-47.75%
3 Yrs.	-17.77%	-10.66%
5 Yrs.	N/A	2.36%
10 Yrs.	N/A	N/A

The percentage of the Neuberger Berman Advisers Management Trust – AMT International Portfolio: S Class assets that will be transferred to the NVIT – Gartmore NVIT International Equity Fund: Class III pursuant to the Substitution is approximately 3% as of 3/31/09.  This comprised approximately 3% of the Existing Fund’s total assets as of 3/31/09.  (Another 1% of the assets (as of 3/31/09) in Neuberger Berman Advisers Management Trust – AMT International Portfolio: S Class is proposed to be substituted into the NVIT – Gartmore NVIT International Equity Fund: Class VI.)
Shareholder approval of reliance on the discretion provided by the Manager of Managers Order (discussed in Section II.B.) was received on or about September 1, 2000
The Section 26 Applicants believe that the Neuberger Berman Advisers Management Trust – AMT International Portfolio and the NVIT – Gartmore NVIT International Equity Fund have similar investment objectives and substantially similar policies and risks.  The NVIT – Gartmore NVIT International Equity Fund must invest at least 80% of its assets in securities of companies that are located in or derive a significant portion of their earnings or revenues from foreign countries.  The Neuberger Berman Advisers Management Trust – AMT International Portfolio seeks to mainly invest in foreign companies.  Both portfolios allow for emerging markets investing but are not specific on allowable limits.  Both portfolios also allow the use of derivatives.  As of 8/31/08, the most recent date available in Morningstar Direct as of 12/3/08, the NVIT – Gartmore NVIT International Equity Fund did not hold any derivatives securities.  In

95 This underlying mutual fund assesses (or reserves the right to assess) a short-term trading fee.

96 Management fees have been restated to reflect the elimination of a performance-based management fee and implementation of an asset-based management fee equal to the lowest possible management fee under the previous performance-based fee structure, as approved by the Board of Trustees on January 16, 2009. Under no circumstances, during a six-month transition period will the management fee under the new fee structure exceed what the Adviser would have received under the old structure assuming maximum penalty for underperformance.

97 “Other Expenses” include administrative services fees which currently are 0.15%, but which are permitted to be as high as 0.25%. The full 0.25% in administrative services fees is not reflected in “Other Expenses” at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of administrative services fees were charged, total operating expenses would be 1.46%.

98 Neuberger Berman Management Inc. (NBMI) has undertaken through December 31, 2012 to reimburse certain operating expenses, including the compensation of NBMI and excluding taxes, interest, extraordinary expenses, brokerage commissions and transaction costs, that exceed, in the aggregate, 2.00% of the average daily net asset value of the Fund. The expense limitation agreement is contractual and any excess expenses can be repaid to NBMI within three years of the year incurred, provided such recoupment would not cause the fund to exceed its contractual expense limitation. Moreover, NBMI has voluntarily committed to reimburse certain expenses, as stated above, for an additional 0.50% of the average daily net asset value of fund to maintain the Fund’s net operating expense ratio at 1.50%. NBMI may, at it sole discretion, terminate this voluntary additional reimbursement commitment without notice. The figures in the table are based on last year’s expenses.

99 The Trust and the Adviser have entered into a written contract limiting operating expenses to 1.05% until at least May 1, 2010. This limit excludes certain Fund expenses, including interest, taxes, brokerage commissions, Rule 12b-1 fees, fees paid pursuant to an Administrative Services Plan, short sale dividend expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles and other non-routine expenses not incurred in the ordinary course of the Fund’s business. The Trust is authorized to reimburse the Adviser for management fees previously waived or reduced and/or for expenses previously paid by the Adviser provided, however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement. Currently, all share classes are operating below the expense limit.

addition, as of 10/31/08, the Neuberger Berman Advisers Management Trust – AMT International Portfolio did not hold any derivatives securities.
Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.
This proposed Substitution will impact the following Contracts:

Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide Provident VLI Separate Account 1	811-04460	033-42133	C000026802
Nationwide Provident VLI Separate Account 1	811-04460	333-82613	C000026806
Nationwide Provident VLI Separate Account A	811-08722	333-67775	C000026808
Nationwide Provident VLI Separate Account A	811-08722	333-71763	C000026803
Nationwide Provident VLI Separate Account A	811-08722	333-82611	C000026807
Nationwide Provident VLI Separate Account A	811-08722	333-84475	C000026801
Nationwide Variable Account-14	811-21205	333-104339	C000017946
Nationwide Variable Account-9	811-08241	333-79327	C000024726
Nationwide Variable Account-II	811-03330	333-103093	C000024503
Nationwide Variable Account-II	811-03330	333-103094	C000024504
Nationwide Variable Account-II	811-03330	333-103094	C000024505
Nationwide Variable Account-II	811-03330	333-103094	C000024537
Nationwide Variable Account-II	811-03330	333-103094	C000024538
Nationwide Variable Account-II	811-03330	333-103095	C000024507
Nationwide Variable Account-II	811-03330	333-103095	C000024508
Nationwide Variable Account-II	811-03330	333-104510	C000024499
Nationwide Variable Account-II	811-03330	333-104511	C000024497
Nationwide Variable Account-II	811-03330	333-104512	C000024498
Nationwide Variable Account-II	811-03330	333-104513	C000024496
Nationwide Variable Account-II	811-03330	333-104513	C000068828
Nationwide Variable Account-II	811-03330	333-105992	C000024500
Nationwide VL Separate Account-G	811-21697	333-121878	C000025954
Nationwide VL Separate Account-G	811-21697	333-140608	C000047649
Nationwide VLI Separate Account-4	811-08301	333-69160	C000025937
Nationwide VLI Separate Account-4	811-08301	333-69160	C000025938
Nationwide VLI Separate Account-4	811-08301	333-83010	C000025929
Nationwide VLI Separate Account-4	811-08301	333-83010	C000025930
Nationwide VLI Separate Account-4	811-08301	333-94037	C000025934
Nationwide VLI Separate Account-4	811-08301	333-94037	C000025935
Nationwide VLI Separate Account-7	811-21610	333-117998	C000025943
Nationwide VLI Separate Account-7	811-21610	333-121879	C000025944

26.           Neuberger Berman Advisers Management Trust – AMT Mid-Cap Growth Portfolio: I Class replaced by NVIT – NVIT Multi-Manager Mid Cap Growth Fund:
Class I
	Existing Fund	Replacement Fund
	Neuberger Berman Advisers Management Trust – AMT Mid-Cap Growth Portfolio: I Class	NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class I
Adviser:	Neuberger Berman Management Inc.	Nationwide Fund Advisors
Sub-adviser:	Neuberger Berman, LLC	American Century Investment Management Inc. Neuberger Berman Management Inc.
Investment Objective:	Growth of capital.	Long-term capital growth.
Investment Strategy:
Mid-capitalization companies are generally defined as those companies with a total market capitalization within the market capitalization range of the Russell Midcap® Index.
The Portfolio Manager employs a disciplined investment strategy when selecting growth stocks. Using fundamental research and quantitative analysis, the Portfolio Manager looks for fast growing companies with above average sales and competitive returns on equity relative to their peers. In doing so, the Portfolio Manager analyzes such factors as:
• financial condition (such as debt to equity ratio)
• market share and competitive leadership of the company’s products
• earnings growth relative to competitors
• market valuation in comparison to a stock’s own historical norms and the stocks of other mid-cap companies.
The Portfolio Manager follows a disciplined selling strategy and may sell a stock when it fails to perform as expected, or when other opportunities appear more attractive.
The Fund has the ability to change its goal without shareholder approval, although it does not currently intend to do so. The Fund will not alter its policy of investing at least 80% of its assets in stocks of mid-capitalization companies without providing at least 60 days’ prior notice to shareholders.

Under normal conditions, the Fund invests at least 80% of the value of its net assets in equity securities issued by mid-cap companies, utilizing a growth style of investing.  In other words, the Fund seeks companies whose earnings are expected to grow consistently faster than those of other companies.  Equity securities in which the Fund invests are primarily common stock, although they may include other equity securities, such as preferred stock or convertible securities.  The Fund may also invest in equity securities of companies that are located outside the United States, and in derivatives, such as futures, options, swaps and other hybrid financial instruments.
The Fund consists of two sleeves, or portions, managed by different subadvisers.  Nationwide Fund Advisors (“NFA”) is the Fund’s investment adviser and selects the Fund’s subadvisers and monitors their performance on an ongoing basis.  The subadvisers have been chosen because they approach investing in mid-cap securities in a different manner from each other, and NFA believes that diversification among securities and investment styles could increase the potential for investment return and potentially reduce risk and volatility.
Pursuant to a Manager-of-Managers Exemptive Order that the Trust received from the Securities and Exchange Commission, NFA may allocate and reallocate Fund assets to or among unaffiliated subadvisers at any time, subject to the approval of the Board of Trustees of the Trust. In addition, certain subadvisers may have limits as to the amount of assets that the subadviser will manage.  The two sleeves are each managed as follows:
NEUBERGER BERMAN MANAGEMENT INC.
(“NEUBERGER BERMAN”) – uses a disciplined investment strategy when selecting growth stocks. Using fundamental research and quantitative analysis, Neuberger Berman seeks fast-growing companies with above average sales and competitive returns on equity relative to their peers. In doing so, Neuberger Berman analyzes such factors as:
* financial condition (such as debt to equity ratio);
* market share and competitive leadership of the company’s products;
* earnings growth relative to competitors and k market valuation in comparison to a stock’s own historical norms and the stocks of other mid-cap companies.
Neuberger Berman follows a disciplined selling strategy and may sell a stock when it fails to perform as expected, or when other opportunities appear more attractive.
AMERICAN CENTURY INVESTMENT MANAGEMENT, INC. (“AMERICAN CENTURY”) – using a proprietary investment strategy, American Century makes its investment decisions primarily on analysis of individual companies, rather than on broad economic forecasts, based on the belief that, over the long term, stock price movements follow growth in earnings and revenues.  American Century tracks financial information for thousands of individual companies to identify and evaluate trends in earnings, revenues and other business fundamentals. The portfolio managers’ principal analytical technique involves identifying companies with earnings and revenues that are not only growing, but which are growing at an accelerating pace. This includes companies whose growth rates are negative, although less negative than in earlier periods, and companies whose growth rates are expected to accelerate. In addition to accelerating growth, American Century also considers companies demonstrating price strength relative to their peers.  American Century generally does not attempt to time the market. Instead, it intends to keep its sleeve fully invested in stocks regardless of general stock price movement.

Principal Risks:
Most of the Fund’s performance depends on what happens in the stock market. The market’s behavior is unpredictable, particularly in the short term. The value of your investment will rise and fall, sometimes sharply, and you could lose money.
By focusing on mid-cap stocks, the Fund is subject to their risks, including the risk its holdings may:
• fluctuate more widely in price than the market as a whole
• underperform other types of stocks or be difficult to sell when the economy is not robust, during market downturns, or when mid-cap stocks are out of favor.
Because the prices of most growth stocks are based on future expectations, these stocks tend to be more sensitive than value stocks to bad economic news and negative earnings surprises. Bad economic news or changing investor perceptions can negatively affect growth stocks across several industries and sectors simultaneously. While the prices of any type of stock can rise and fall rapidly, growth stocks in particular may underperform during periods when the market favors value stocks.
The Fund’s performance may also suffer if certain stocks or certain economic sectors emphasized do not perform as expected. To the extent that the Fund sells stocks before they reach their market peak, it may miss out on opportunities for higher performance.
Through active trading, the Fund may have a high portfolio turnover rate, which can mean lower performance due to increased brokerage costs.
Other Risks:  The Fund may use certain practices and securities involving additional risks. Borrowing, securities lending, and using derivatives could create leverage, meaning that certain gains or losses could be amplified, increasing share price movements.
In using certain derivatives to gain stock market exposure for excess cash holdings, the Fund increases its risk of loss.
Although they may add diversification, foreign securities can be riskier, because foreign markets tend to be more volatile and currency exchange rates fluctuate. There may be less information available about foreign issuers than about domestic issuers.
When the Fund anticipates adverse market, economic, political or other conditions, it may temporarily depart from its goal and invest substantially in high-quality short-term investments. This could help the Fund avoid losses, but may mean lost opportunities.

The Fund cannot guarantee that it will achieve its investment objective.  As with any mutual fund, the value of the Fund’s investments – and therefore, the value of Fund shares – may fluctuate. These changes may occur because of:
Stock market risk – the Fund could lose value if the individual stocks in which it invests or overall stock markets in which such stocks trade go down.
Mid-cap risk – stocks of mid-sized companies may be more volatile and less liquid than larger company stocks.
Growth style risk – growth investing involves buying stocks that have relatively high price-to-earnings ratios.  Growth stocks may be more volatile than other stocks because they are generally more sensitive to investor perceptions and market movements. During periods of growth stock underperformance, the Fund’s performance may suffer and underperform other equity funds that use different investing styles.
Foreign securities risk – foreign securities may be more volatile, harder to price and less liquid than U.S. securities.
The prices of foreign securities may be further affected by other factors, such as changes in the exchange rates between the dollar and the currencies in which the securities are traded.
Derivatives risk – derivatives can disproportionately increase losses and reduce opportunities for gains when the security prices, interest rates, currency values, or other such measures underlying derivatives change in unexpected ways. They also present default risks if the counterparty to a derivatives contract fails to fulfill its obligations to the Fund.
Multi-manager risk – while NFA, as the Fund’s investment adviser, monitors each subadviser and the overall management of the Fund, each subadviser makes investment decisions independently from NFA and the other subadvisers. It is possible that the security selection process of one subadviser will not complement that of the other subadvisers. As a result, the Fund’s exposure to a given security, industry sector or market capitalization could be smaller or larger than if the Fund were managed by a single subadviser, which could affect the Fund’s performance.
Portfolio turnover risk – a higher portfolio turnover rate increases transaction costs and as a result may adversely impact the Fund’s performance and may increase share price volatility.
If the value of the Fund’s investments goes down, you may lose money.

Management Fees	0.83%	0.75%
12b-1 Fees	0.00%	0.00%
Other Expenses	0.09%	0.22%100
Total Gross Expenses	0.92%	0.97%

100 “Other Expenses” include administrative services fees which currently are 0.07%, but which are permitted to be as high as 0.25%.  The full 0.25% in administrative services fees is not reflected in “Other Expenses” at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of administrative services fees were charged, total operating expenses (after fee waivers/expense reimbursements) would be 1.07%.

Waivers/Reimbursements	0.00%101	0.08%102
Total Net Expenses	0.92%	0.89%
Total Fund Assets by Share Class (as of 5-20-2009)	$330,992,394	$87,712,589
Performance History (as of 3-31-2009)
3 Mo.	-5.33%	-3.79%
1 Yr.	-36.09%	-34.87%
3 Yrs.	-12.08%	N/A
5 Yrs.	-0.60%	N/A
10 Yrs.	-0.02%	N/A

The percentage of the Existing Fund’s assets in I Class that will be transferred to the Replacement Fund pursuant to the Substitution is approximately 22% as of 3/31/09.  This comprised approximately 20% of the Existing Fund’s total assets as of 3/31/09.
Shareholder approval of reliance on the discretion provided by the Manager of Managers Order (discussed in Section II.B.) was received on or about March 24, 2008, at which time total Fund assets were $4,833,333.
The Section 26 Applicants believe that the Neuberger Berman Advisers Management Trust – AMT Mid-Cap Growth Portfolio and the NVIT – NVIT Multi-Manager Mid Cap Growth Fund have similar investment objectives and substantially similar policies and risks.  Both the Neuberger Berman Advisers Management Trust – AMT Mid-Cap Growth Portfolio and the NVIT – NVIT Multi-Manager Mid Cap Growth Fund state that they will invest at least 80% of

101 Neuberger Berman Management LLC (“NBM”) has contractually undertaken to limit the expenses of I Class shares through December 31, 2012 by reimbursing the Fund for its total operating expenses, excluding compensation to NBM, taxes, interest, extraordinary expenses, transaction costs and brokerage commissions, that exceed, in the aggregate, 1.00% per annum of the Class’s average daily net asset value. Because of the exclusion, the Fund’s net expenses may exceed the contractual expense limitation. The Fund has in turn contractually undertaken to repay NBM from I Class assets for the excess operating expenses borne by NBM, so long as the Class’s annual operating expenses during that period (exclusive of the compensation to NBM, taxes, interest, extraordinary expenses and brokerage commissions) does not exceed 1.00% per year of the Class’s average daily net assets, and further provided that the reimbursements are made within three years after the year in which NBM incurred the expense. The figures in the table are based on last year’s expenses.

102 The Trust and the Adviser have entered into a written contract limiting operating expenses to 0.82% until at least May 1, 2010. This limit excludes certain Fund expenses, including any interest, taxes, brokerage commissions, Rule 12b-1 fees, fees paid pursuant to an Administrative Services Plan, short-sale dividend expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles and other non-routine expenses not incurred in the ordinary course of the Fund’s business. The Trust is authorized to reimburse the Adviser for management fees previously waived or reduced and/or for expenses previously paid by the Adviser, provided however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement.

assets in mid cap stocks.  Each of the portfolios allows for the use of foreign securities, derivatives and synthetic instruments, preferred securities, and convertible securities without specific limitations.  As of 8/31/08, the most recent date available in Morningstar Direct as of 12/3/08, the NVIT – NVIT Multi-Manager Mid Cap Growth Fund did not hold any derivatives securities, but did hold 4% of its net assets in foreign securities.  In addition, as of 10/31/08, the Neuberger Berman Advisers Management Trust – AMT Mid-Cap Growth Portfolio did not hold any derivatives securities, but did hold 2% of its net assets in foreign securities.
Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.
This proposed Substitution will impact the following Contracts:
Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide Provident VLI Separate Account 1	811-04460	033-42133	C000026802
Nationwide Provident VLI Separate Account 1	811-04460	333-82613	C000026806
Nationwide Provident VLI Separate Account A	811-08722	333-67775	C000026808
Nationwide Provident VLI Separate Account A	811-08722	333-71763	C000026803
Nationwide Provident VLI Separate Account A	811-08722	333-82611	C000026807
Nationwide Provident VLI Separate Account A	811-08722	333-84475	C000026801
Nationwide Variable Account-14	811-21205	333-104339	C000017946
Nationwide Variable Account-9	811-08241	333-28995	C000024720
Nationwide Variable Account-9	811-08241	333-28995	C000024727
Nationwide Variable Account-9	811-08241	333-28995	C000024728
Nationwide Variable Account-9	811-08241	333-28995	C000024730
Nationwide Variable Account-9	811-08241	333-52579	C000024732
Nationwide Variable Account-9	811-08241	333-53023	C000024723
Nationwide Variable Account-9	811-08241	333-53023	C000024724
Nationwide Variable Account-9	811-08241	333-53023	C000024725
Nationwide Variable Account-9	811-08241	333-56073	C000024721
Nationwide Variable Account-9	811-08241	333-56073	C000024734
Nationwide Variable Account-9	811-08241	333-79327	C000024726
Nationwide VLI Separate Account-4	811-08301	333-31725	C000025928
Nationwide VLI Separate Account-4	811-08301	333-31725	C000026839
Nationwide VLI Separate Account-4	811-08301	333-52615	C000025936
Nationwide VLI Separate Account-4	811-08301	333-52617	C000025932
Nationwide VLI Separate Account-4	811-08301	333-52617	C000025933

Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide VLI Separate Account-4	811-08301	333-69160	C000025937
Nationwide VLI Separate Account-4	811-08301	333-69160	C000025938
Nationwide VLI Separate Account-4	811-08301	333-83010	C000025929
Nationwide VLI Separate Account-4	811-08301	333-83010	C000025930
Nationwide VLI Separate Account-4	811-08301	333-94037	C000025934
Nationwide VLI Separate Account-4	811-08301	333-94037	C000025935

27.           Neuberger Berman Advisers Management Trust – AMT Mid-Cap Growth Portfolio: S Class replaced by NVIT – NVIT Multi-Manager Mid Cap Growth Fund:
Class I
	Existing Fund	Replacement Fund
	Neuberger Berman Advisers Management Trust – AMT Mid-Cap Growth Portfolio: S Class	NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class I
Adviser:	Neuberger Berman Management Inc.	Nationwide Fund Advisors
Sub-adviser:	Neuberger Berman, LLC	American Century Investment Management Inc. Neuberger Berman Management Inc.
Investment Objective:	Growth of capital.	Long-term capital growth.
Investment Strategy:
To pursue this goal, the Fund normally invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in common stocks of mid-capitalization companies, which it defines as those with a total market capitalization within the market capitalization range of the Russell Midcap® Index at the time of purchase. The market capitalization range of the Russell Midcap Index will fluctuate with changes in market conditions and changes in composition of the Index. As of December 31, 2007, the market capitalization range of the Russell Midcap Index was approximately between $479 million and $42.1 billion. The Fund may continue to hold or add to a position in a stock after the issuer is no longer in the capitalization range of the Russell Midcap Index. The Fund seeks to reduce risk by diversifying among many companies, sectors and industries.
The Portfolio Manager employs a disciplined investment strategy when selecting growth stocks.
Using fundamental research and quantitative analysis, the Portfolio Manager looks for fast growing companies with above average sales and competitive returns on equity relative to their peers. In doing so, the Portfolio Manager analyzes such factors as:
• financial condition (such as debt to equity ratio)
• market share and competitive leadership of the company’s products
• earnings growth relative to competitors
• market valuation in comparison to a stock’s own historical norms and the stocks of other mid-cap companies.
The Portfolio Manager follows a disciplined selling strategy and may sell a stock when the company’s business fails to perform as expected, or when other opportunities appear more attractive.
The Fund may change its goal without shareholder approval, although it does not currently intend to do so. The Fund will not change its strategy of normally investing at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in mid-capitalization companies without providing shareholders at least 60 days’ advance notice.

Under normal conditions, the Fund invests at least 80% of the value of its net assets in equity securities issued by mid-cap companies, utilizing a growth style of investing.  In other words, the Fund seeks companies whose earnings are expected to grow consistently faster than those of other companies.  Equity securities in which the Fund invests are primarily common stock, although they may include other equity securities, such as preferred stock or convertible securities.  The Fund may also invest in equity securities of companies that are located outside the United States, and in derivatives, such as futures, options, swaps and other hybrid financial instruments.
The Fund consists of two sleeves, or portions, managed by different subadvisers.  Nationwide Fund Advisors (“NFA”) is the Fund’s investment adviser and selects the Fund’s subadvisers and monitors their performance on an ongoing basis.  The subadvisers have been chosen because they approach investing in mid-cap securities in a different manner from each other, and NFA believes that diversification among securities and investment styles could increase the potential for investment return and potentially reduce risk and volatility.
Pursuant to a Manager-of-Managers Exemptive Order that the Trust received from the Securities and Exchange Commission, NFA may allocate and reallocate Fund assets to or among unaffiliated subadvisers at any time, subject to the approval of the Board of Trustees of the Trust. In addition, certain subadvisers may have limits as to the amount of assets that the subadviser will manage.  The two sleeves are each managed as follows:
NEUBERGER BERMAN MANAGEMENT INC.
(“NEUBERGER BERMAN”) – uses a disciplined investment strategy when selecting growth stocks. Using fundamental research and quantitative analysis, Neuberger Berman seeks fast-growing companies with above average sales and competitive returns on equity relative to their peers. In doing so, Neuberger Berman analyzes such factors as:
* financial condition (such as debt to equity ratio);
* market share and competitive leadership of the company’s products;
* earnings growth relative to competitors and k market valuation in comparison to a stock’s own historical norms and the stocks of other mid-cap companies.
Neuberger Berman follows a disciplined selling strategy and may sell a stock when it fails to perform as expected, or when other opportunities appear more attractive.
AMERICAN CENTURY INVESTMENT MANAGEMENT, INC. (“AMERICAN CENTURY”) – using a proprietary investment strategy, American Century makes its investment decisions primarily on analysis of individual companies, rather than on broad economic forecasts, based on the belief that, over the long term, stock price movements follow growth in earnings and revenues.  American Century tracks financial information for thousands of individual companies to identify and evaluate trends in earnings, revenues and other business fundamentals. The portfolio managers’ principal analytical technique involves identifying companies with earnings and revenues that are not only growing, but which are growing at an accelerating pace. This includes companies whose growth rates are negative, although less negative than in earlier periods, and companies whose growth rates are expected to accelerate. In addition to accelerating growth, American Century also considers companies demonstrating price strength relative to their peers.  American Century generally does not attempt to time the market. Instead, it intends to keep its sleeve fully invested in stocks regardless of general stock price movement.

Principal Risks:
Most of the Fund’s performance depends on what happens in the stock market. The market’s behavior is unpredictable, particularly in the short term. The value of your investment may fall, sometimes sharply, and you could lose money.
By focusing on mid-cap stocks, the Fund is subject to their risks, including the risk its holdings may:
• fluctuate more widely in price than the market as a whole
• underperform other types of stocks or be difficult to sell when the economy is not robust, during market downturns, or when mid-cap stocks are out of favor.
Because the prices of most growth stocks are based on future expectations, these stocks tend to be more sensitive than value stocks to bad economic news and negative earnings surprises. Bad economic news or changing investor perceptions can negatively affect growth stocks across several industries and sectors  simultaneously.While the price of any type of stock can rise and fall rapidly, growth stocks in particular may underperform during periods when the market favors value stocks.
The Fund’s performance may also suffer if certain stocks or certain economic sectors it emphasizes do not perform as expected. To the extent that the Fund sells stocks before they reach their market peak, it may miss out on opportunities for higher performance.
Through active trading, the Fund may have a high portfolio turnover rate, which can mean lower performance due to increased brokerage costs.
Other Risks:
The Fund may use certain practices and invest in certain securities involving additional risks. Borrowing, securities lending, and using derivatives could create leverage, meaning that certain gains or losses could be amplified, increasing share price movements. In using certain derivatives to gain stock market exposure for excess cash holdings, the Fund increases its risk of loss.
Although they may add diversification, foreign securities can be riskier, because foreign markets tend to be more volatile and currency exchange rates fluctuate. There may be less information available about foreign issuers than about domestic issuers.
When the Fund anticipates adverse market, economic, political or other conditions, it may temporarily depart from its goal and invest substantially in high-quality short-term investments. This could help the Fund avoid losses, but may mean lost opportunities.

The Fund cannot guarantee that it will achieve its investment objective.  As with any mutual fund, the value of the Fund’s investments – and therefore, the value of Fund shares – may fluctuate. These changes may occur because of:
Stock market risk – the Fund could lose value if the individual stocks in which it invests or overall stock markets in which such stocks trade go down.
Mid-cap risk – stocks of mid-sized companies may be more volatile and less liquid than larger company stocks.
Growth style risk – growth investing involves buying stocks that have relatively high price-to-earnings ratios.  Growth stocks may be more volatile than other stocks because they are generally more sensitive to investor perceptions and market movements. During periods of growth stock underperformance, the Fund’s performance may suffer and underperform other equity funds that use different investing styles.
Foreign securities risk – foreign securities may be more volatile, harder to price and less liquid than U.S. securities. The prices of foreign securities may be further affected by other factors, such as changes in the exchange rates between the dollar and the currencies in which the securities are traded.
Derivatives risk – derivatives can disproportionately increase losses and reduce opportunities for gains when the security prices, interest rates, currency values, or other such measures underlying derivatives change in unexpected ways. They also present default risks if the counterparty to a derivatives contract fails to fulfill its obligations to the Fund.
Multi-manager risk – while NFA, as the Fund’s investment adviser, monitors each subadviser and the overall management of the Fund, each subadviser makes investment decisions independently from NFA and the other subadvisers. It is possible that the security selection process of one subadviser will not complement that of the other subadvisers. As a result, the Fund’s exposure to a given security, industry sector or market capitalization could be smaller or larger than if the Fund were managed by a single subadviser, which could affect the Fund’s performance.
Portfolio turnover risk – a higher portfolio turnover rate
increases transaction costs and as a result may adversely impact the Fund’s performance and may increase share price volatility.
If the value of the Fund’s investments goes down, you may lose money.

Management Fees	0.83%	0.75%
12b-1 Fees	0.25%	0.00%
Other Expenses	0.10%	0.22%103
Total Gross Expenses	1.18%	0.97%

103 “Other Expenses” include administrative services fees which currently are 0.07%, but which are permitted to be as high as 0.25%.  The full 0.25% in administrative services fees is not reflected in “Other Expenses” at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of administrative services fees were charged, total operating expenses (after fee waivers/expense reimbursements) would be 1.07%.

Waivers/Reimbursements	0.00%104	0.08%105
Total Net Expenses	1.18%	0.89%
Total Fund Assets by Share Class (as of 5-20-2009)	$37,335,050	$87,712,589
Performance History (as of 3-31-2009)
3 Mo.	-5.35%	-3.79%
1 Yr.	-36.24%	-34.87%
3 Yrs.	-12.29%	N/A
5 Yrs.	-0.84%	N/A
10 Yrs.	-0.27%	N/A

The percentage of the Existing Fund’s assets in S Class that will be transferred to the Replacement Fund pursuant to the Substitution is approximately 0.8% as of 3/31/09. This comprised approximately 0.1% of the Existing Fund’s total assets as of 3/31/09.  (Another 1% of the assets (as of 3/31/09) of Neuberger Berman Advisers Management Trust – AMT Mid-Cap Growth Portfolio: S Class is proposed to be substituted into the NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class II.)
Shareholder approval of reliance on the discretion provided by the Manager of Managers Order (discussed in Section II.B.) was received on or about March 24, 2008, at which time total Fund assets were $4,833,333.
The Section 26 Applicants believe that the Neuberger Berman Advisers Management Trust – AMT Mid-Cap Growth Portfolio and the NVIT – NVIT Multi-Manager Mid Cap Growth

104 Neuberger Berman Management Inc. (NBMI) has contractually undertaken to limit the expenses of S Class shares through December 31, 2012 by reimbursing the Fund for its total operating expenses, including compensation to NBMI, but excluding taxes, interest, extraordinary expenses, transaction costs and brokerage commissions, that exceed, in the aggregate, 1.25% per annum of the Class’s average daily net asset value. The Fund has in turn contractually undertaken to repay NBMI from S Class assets for the excess operating expenses borne by NBMI, so long as the Class’s annual operating expenses during that period (exclusive of taxes, interest, extraordinary expenses and brokerage commissions) does not exceed 1.25% per year of the Class’s average daily net assets, and further provided that the reimbursements are made within three years after the year in which NBMI incurred the expense. The figures in the table are based on last year’s expenses.

105 The Trust and the Adviser have entered into a written contract limiting operating expenses to 0.82% for all share classes until at least May 1, 2010. This limit excludes certain Fund expenses, including any interest, taxes, brokerage commissions, Rule 12b-1 fees, fees paid pursuant to an Administrative Services Plan, short-sale dividend expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles and other non-routine expenses not incurred in the ordinary course of the Fund’s business. The Trust is authorized to reimburse the Adviser for management fees previously waived or reduced and/or for expenses previously paid by the Adviser, provided however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement.

Fund have similar investment objectives and substantially similar policies and risks.  Both the Neuberger Berman Advisers Management Trust – AMT Mid-Cap Growth Portfolio and the NVIT – NVIT Multi-Manager Mid Cap Growth Fund state that they will invest at least 80% of assets in mid cap stocks.  Each of the portfolios allows for the use of foreign securities, derivatives and synthetic instruments, preferred securities, and convertible securities without specific limitations.  As of 8/31/08, the most recent date available in Morningstar Direct as of 12/3/08, the NVIT – NVIT Multi-Manager Mid Cap Growth Fund did not hold any derivatives securities, but did hold 4% of its net assets in foreign securities.  In addition, as of 10/31/08, the Neuberger Berman Advisers Management Trust – AMT Mid-Cap Growth Portfolio did not hold any derivatives securities, but did hold 2% of its net assets in foreign securities.
Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.
This proposed Substitution will impact the following Contracts:
Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide VLI Separate Account-2	811-05311	033-42180	C000025924
Nationwide VLI Separate Account-2	811-05311	033-62795	C000025923

28.           Neuberger Berman Advisers Management Trust – AMT Mid-Cap Growth Portfolio: S Class replaced by NVIT – NVIT Multi-Manager Mid Cap Growth Fund:
Class II
	Existing Fund	Replacement Fund
	Neuberger Berman Advisers Management Trust – AMT Mid-Cap Growth Portfolio: S Class	NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class II
Adviser:	Neuberger Berman Management Inc.	Nationwide Fund Advisors
Sub-adviser:	Neuberger Berman, LLC	American Century Investment Management Inc. Neuberger Berman Management Inc.
Investment Objective:	Growth of capital.	Long-term capital growth.
Investment Strategy:
To pursue this goal, the Fund normally invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in common stocks of mid-capitalization companies, which it defines as those with a total market capitalization within the market capitalization range of the Russell Midcap® Index at the time of purchase. The market capitalization range of the Russell Midcap Index will fluctuate with changes in market conditions and changes in composition of the Index. As of December 31, 2007, the market capitalization range of the Russell Midcap Index was approximately between $479 million and $42.1 billion. The Fund may continue to hold or add to a position in a stock after the issuer is no longer in the capitalization range of the Russell Midcap Index. The Fund seeks to reduce risk by diversifying among many companies, sectors and industries.
The Portfolio Manager employs a disciplined investment strategy when selecting growth stocks.
Using fundamental research and quantitative analysis, the Portfolio Manager looks for fast growing companies with above average sales and competitive returns on equity relative to their peers. In doing so, the Portfolio Manager analyzes such factors as:
• financial condition (such as debt to equity ratio)
• market share and competitive leadership of the company’s products
• earnings growth relative to competitors
• market valuation in comparison to a stock’s own historical norms and the stocks of other mid-cap companies.
The Portfolio Manager follows a disciplined selling strategy and may sell a stock when the company’s business fails to perform as expected, or when other opportunities appear more attractive.
The Fund may change its goal without shareholder approval, although it does not currently intend to do so. The Fund will not change its strategy of normally investing at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in mid-capitalization companies without providing shareholders at least 60 days’ advance notice.

Under normal conditions, the Fund invests at least 80% of the value of its net assets in equity securities issued by mid-cap companies, utilizing a growth style of investing.  In other words, the Fund seeks companies whose earnings are expected to grow consistently faster than those of other companies.  Equity securities in which the Fund invests are primarily common stock, although they may include other equity securities, such as preferred stock or convertible securities.  The Fund may also invest in equity securities of companies that are located outside the United States, and in derivatives, such as futures, options, swaps and other hybrid financial instruments.
The Fund consists of two sleeves, or portions, managed by different subadvisers.  Nationwide Fund Advisors (“NFA”) is the Fund’s investment adviser and selects the Fund’s subadvisers and monitors their performance on an ongoing basis.  The subadvisers have been chosen because they approach investing in mid-cap securities in a different manner from each other, and NFA believes that diversification among securities and investment styles could increase the potential for investment return and potentially reduce risk and volatility.
Pursuant to a Manager-of-Managers Exemptive Order that the Trust received from the Securities and Exchange Commission, NFA may allocate and reallocate Fund assets to or among unaffiliated subadvisers at any time, subject to the approval of the Board of Trustees of the Trust. In addition, certain subadvisers may have limits as to the amount of assets that the subadviser will manage.  The two sleeves are each managed as follows:
NEUBERGER BERMAN MANAGEMENT INC.
(“NEUBERGER BERMAN”) – uses a disciplined investment strategy when selecting growth stocks. Using fundamental research and quantitative analysis, Neuberger Berman seeks fast-growing companies with above average sales and competitive returns on equity relative to their peers. In doing so, Neuberger Berman analyzes such factors as:
* financial condition (such as debt to equity ratio);
* market share and competitive leadership of the company’s products;
* earnings growth relative to competitors and k market valuation in comparison to a stock’s own historical norms and the stocks of other mid-cap companies.
Neuberger Berman follows a disciplined selling strategy and may sell a stock when it fails to perform as expected, or when other opportunities appear more attractive.
AMERICAN CENTURY INVESTMENT MANAGEMENT, INC. (“AMERICAN CENTURY”) – using a proprietary investment strategy, American Century makes its investment decisions primarily on analysis of individual companies, rather than on broad economic forecasts, based on the belief that, over the long term, stock price movements follow growth in earnings and revenues.  American Century tracks financial information for thousands of individual companies to identify and evaluate trends in earnings, revenues and other business fundamentals. The portfolio managers’ principal analytical technique involves identifying companies with earnings and revenues that are not only growing, but which are growing at an accelerating pace. This includes companies whose growth rates are negative, although less negative than in earlier periods, and companies whose growth rates are expected to accelerate. In addition to accelerating growth, American Century also considers companies demonstrating price strength relative to their peers.  American Century generally does not attempt to time the market. Instead, it intends to keep its sleeve fully invested in stocks regardless of general stock price movement.

Principal Risks:
Most of the Fund’s performance depends on what happens in the stock market. The market’s behavior is unpredictable, particularly in the short term. The value of your investment may fall, sometimes sharply, and you could lose money.
By focusing on mid-cap stocks, the Fund is subject to their risks, including the risk its holdings may:
• fluctuate more widely in price than the market as a whole
• underperform other types of stocks or be difficult to sell when the economy is not robust, during market downturns, or when mid-cap stocks are out of favor.
Because the prices of most growth stocks are based on future expectations, these stocks tend to be more sensitive than value stocks to bad economic news and negative earnings surprises. Bad economic news or changing investor perceptions can negatively affect growth stocks across several industries and sectors simultaneously. While the price of any type of stock can rise and fall rapidly, growth stocks in particular may underperform during periods when the market favors value stocks.
The Fund’s performance may also suffer if certain stocks or certain economic sectors it emphasizes do not perform as expected. To the extent that the Fund sells stocks before they reach their market peak, it may miss out on opportunities for higher performance.
Through active trading, the Fund may have a high portfolio turnover rate, which can mean lower performance due to increased brokerage costs.
Other Risks:
The Fund may use certain practices and invest in certain securities involving additional risks. Borrowing, securities lending, and using derivatives could create leverage, meaning that certain gains or losses could be amplified, increasing share price movements. In using certain derivatives to gain stock market exposure for excess cash holdings, the Fund increases its risk of loss.
Although they may add diversification, foreign securities can be riskier, because foreign markets tend to be more volatile and currency exchange rates fluctuate. There may be less information available about foreign issuers than about domestic issuers.
When the Fund anticipates adverse market, economic, political or other conditions, it may temporarily depart from its goal and invest substantially in high-quality short-term investments. This could help the Fund avoid losses, but may mean lost opportunities.

The Fund cannot guarantee that it will achieve its investment objective.  As with any mutual fund, the value of the Fund’s investments – and therefore, the value of Fund shares – may fluctuate. These changes may occur because of:
Stock market risk – the Fund could lose value if the individual stocks in which it invests or overall stock markets in which such stocks trade go down.
Mid-cap risk – stocks of mid-sized companies may be more volatile and less liquid than larger company stocks.
Growth style risk – growth investing involves buying stocks that have relatively high price-to-earnings ratios.  Growth stocks may be more volatile than other stocks because they are generally more sensitive to investor perceptions and market movements. During periods of growth stock underperformance, the Fund’s performance may suffer and underperform other equity funds that use different investing styles.
Foreign securities risk – foreign securities may be more volatile, harder to price and less liquid than U.S. securities. The prices of foreign securities may be further affected by other factors, such as changes in the exchange rates between the dollar and the currencies in which the securities are traded.
Derivatives risk – derivatives can disproportionately increase losses and reduce opportunities for gains when the security prices, interest rates, currency values, or other such measures underlying derivatives change in unexpected ways. They also present default risks if the counterparty to a derivatives contract fails to fulfill its obligations to the Fund.
Multi-manager risk – while NFA, as the Fund’s investment adviser, monitors each subadviser and the overall management of the Fund, each subadviser makes investment decisions independently from NFA and the other subadvisers. It is possible that the security selection process of one subadviser will not complement that of the other subadvisers. As a result, the Fund’s exposure to a given security, industry sector or market capitalization could be smaller or larger than if the Fund were managed by a single subadviser, which could affect the Fund’s performance.
Portfolio turnover risk – a higher portfolio turnover rate
increases transaction costs and as a result may adversely impact the Fund’s performance and may increase share price volatility.
If the value of the Fund’s investments goes down, you may lose money.

Management Fees	0.83%	0.75%
12b-1 Fees	0.25%	0.25%
Other Expenses	0.10%	0.22%106
Total Gross Expenses	1.18%	1.22%

106 “Other Expenses” include administrative services fees which currently are 0.07%, but which are permitted to be as high as 0.25%.  The full 0.25% in administrative services fees is not reflected in “Other Expenses” at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of administrative services fees were charged, total operating expenses (after fee waivers/expense reimbursements) would be 1.32%.

Waivers/Reimbursements	0.00%107	0.08%108
Total Net Expenses	1.18%	1.14%
Total Fund Assets by Share Class (as of 5-20-2009)	$37,335,050	$134,241,845
Performance History (as of 3-31-2009)
3 Mo.	-5.35%	-3.79%
1 Yr.	-36.24%	-34.91%
3 Yrs.	-12.29%	N/A
5 Yrs.	-0.84%	N/A
10 Yrs.	-0.27%	N/A

The percentage of the Existing Fund’s assets in S Class that will be transferred to the Replacement Fund pursuant to the Substitution is approximately 11% as of 3/31/09.  This comprised approximately 1% of the Existing Fund’s total assets as of 3/31/09.  (Another 0.1% of the assets (as of 3/31/09) of Neuberger Berman Advisers Management Trust – AMT Mid-Cap Growth Portfolio: S Class is proposed to be substituted into the NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class I.)
Shareholder approval of reliance on the discretion provided by the Manager of Managers Order (discussed in Section II.B.) was received on or about March 24, 2008, at which time total Fund assets were $4,833,333.
The Section 26 Applicants believe that the Neuberger Berman Advisers Management Trust – AMT Mid-Cap Growth Portfolio and the NVIT – NVIT Multi-Manager Mid Cap Growth

107 Neuberger Berman Management Inc. (NBMI) has contractually undertaken to limit the expenses of S Class shares through December 31, 2012 by reimbursing the Fund for its total operating expenses, including compensation to NBMI, but excluding taxes, interest, extraordinary expenses, transaction costs and brokerage commissions, that exceed, in the aggregate, 1.25% per annum of the Class’s average daily net asset value. The Fund has in turn contractually undertaken to repay NBMI from S Class assets for the excess operating expenses borne by NBMI, so long as the Class’s annual operating expenses during that period (exclusive of taxes, interest, extraordinary expenses and brokerage commissions) does not exceed 1.25% per year of the Class’s average daily net assets, and further provided that the reimbursements are made within three years after the year in which NBMI incurred the expense. The figures in the table are based on last year’s expenses.

108 The Trust and the Adviser have entered into a written contract limiting operating expenses to 0.82% until at least May 1, 2010. This limit excludes certain Fund expenses, including any interest, taxes, brokerage commissions, Rule 12b-1 fees, fees paid pursuant to an Administrative Services Plan, short-sale dividend expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles and other non-routine expenses not incurred in the ordinary course of the Fund’s business. The Trust is authorized to reimburse the Adviser for management fees previously waived or reduced and/or for expenses previously paid by the Adviser, provided however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement.

Fund have similar investment objectives and substantially similar policies and risks.  Both the Neuberger Berman Advisers Management Trust – AMT Mid-Cap Growth Portfolio and the NVIT – NVIT Multi-Manager Mid Cap Growth Fund state that they will invest at least 80% of assets in mid cap stocks.  Each of the portfolios allows for the use of foreign securities, derivatives and synthetic instruments, preferred securities, and convertible securities without specific limitations.  As of 8/31/08, the most recent date available in Morningstar Direct as of 12/3/08, the NVIT – NVIT Multi-Manager Mid Cap Growth Fund did not hold any derivatives securities, but did hold 4% of its net assets in foreign securities.  In addition, as of 10/31/08, the Neuberger Berman Advisers Management Trust – AMT Mid-Cap Growth Portfolio did not hold any derivatives securities, but did hold 2% of its net assets in foreign securities.
Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.
This proposed Substitution will impact the following Contracts:
Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide Variable Account-II	811-03330	333-103093	C000024503
Nationwide Variable Account-II	811-03330	333-103094	C000024504
Nationwide Variable Account-II	811-03330	333-103094	C000024537
Nationwide Variable Account-II	811-03330	333-103094	C000024538
Nationwide Variable Account-II	811-03330	333-103095	C000024507
Nationwide Variable Account-II	811-03330	333-103095	C000024508
Nationwide Variable Account-II	811-03330	333-104510	C000024499
Nationwide Variable Account-II	811-03330	333-104511	C000024497
Nationwide Variable Account-II	811-03330	333-104512	C000024498
Nationwide Variable Account-II	811-03330	333-104513	C000024496
Nationwide Variable Account-II	811-03330	333-105992	C000024500

29.           Neuberger Berman Advisers Management Trust – AMT Partners Portfolio: I Class replaced by NVIT – Neuberger Berman NVIT Multi Cap Opportunities Fund: Class I
	Existing Fund	Replacement Fund
	Neuberger Berman Advisers Management Trust – AMT Partners Portfolio: I Class	NVIT – Neuberger Berman NVIT Multi Cap Opportunities Fund: Class I
Adviser:	Neuberger Berman Management Inc.	Nationwide Fund Advisors
Sub-adviser:	Neuberger Berman, LLC	Neuberger Berman Management Inc.
Investment Objective:	Growth of capital.	Long-term capital growth.
Investment Strategy:
To pursue this goal, the Fund invests mainly in common stocks of mid- to large-capitalization companies. The Fund seeks to reduce risk by diversifying among many companies and industries.
The Portfolio Manager looks for well-managed companies with strong balance sheets whose stock prices are undervalued. Factors in identifying these firms may include:
• historical low valuation
• strong fundamentals, such as a company’s financial, operational, and competitive positions
• relatively high operating profit margins and returns.
The Portfolio Manager may also look for other characteristics in a company, such as a strong market position relative to competitors, a high level of stock ownership among management, and a recent sharp decline in stock price that appears to be the result of a short-term market overreaction to negative news.
The Portfolio Manager follows a disciplined selling strategy and may sell a stock when it reaches a target price, fails to perform as expected, or when other opportunities appear more attractive. While the Fund invests primarily in domestic stocks, it may also invest in stocks of foreign companies.
The Fund may change its goal without shareholder approval, although it does not currently intend to do so.
Mid- and Large-Cap Stocks:
Mid-cap stocks have historically performed more like small-caps than like large-caps. Their prices can rise and fall substantially, although many have the potential to offer attractive long-term returns.
Large-cap companies are usually well established. Compared to mid-cap companies, they may be less responsive to change, but their returns have sometimes led those of mid-cap companies, often with lower volatility.
Foreign Stocks:
There are many promising opportunities for investment outside the United States. Foreign markets often respond to different factors and therefore tend to follow cycles that are different from each other.
For this reason, many investors put a portion of their portfolios in foreign investments as a way of gaining further diversification. While foreign stock markets can be risky, investors gain an opportunity to add potential long-term growth.
Value Investing:
At any given time, there are companies whose stock prices are below the market average, based on earnings, book value, or other financial measures. The value investor examines these companies, searching for those that may rise in price when other investors realize their worth.

Under normal conditions, the Fund invests primarily in equity securities issued by mid- to large-cap companies that, in the opinion of the subadviser, exhibit characteristics that are consistent with a value style of investing.  Equity securities in which the Fund invests are primarily common stock, although they may include other equity securities, such as preferred stock or convertible securities.  The Fund may also invest in equity securities of companies that are located outside the United States.  The Fund seeks to reduce risk by diversifying among many companies and industries, and in derivatives, such as futures, options, swaps and other hybrid financial instruments.
The Fund’s subadviser looks for well-managed companies with strong balance sheets whose stock prices are undervalued.  Factors in identifying such companies may include:
•historical low valuation;
•strong fundamentals, such as a company’s financial, operational and competitive positions and
•relatively high operating profit margins and returns.
The subadviser may also look for other characteristics in a company, such as a strong market position relative to competitors, a high level of stock ownership among management, and a recent sharp decline in stock price that appears to result from short-term market overreaction to negative news.
The Fund’s subadviser follows a disciplined selling strategy and may sell a stock when it reaches a target price, fails to perform as expected, or when other opportunities appear more attractive.

Principal Risks:
MAIN RISKS
Most of the Fund's performance depends on what happens in the stock market. The market's behavior is unpredictable, particularly in the short term. The value of your investment will rise and fall, sometimes sharply, and you could lose money.  To the extent that the Fund emphasizes mid- or large-cap stocks, it takes on the associated risks. Mid-cap stocks tend to be more volatile than large-cap stocks and are usually more sensitive to economic, political, regulatory and market factors. At any given time, one or both groups of stocks may be out of favor with investors.  The Fund's value investing approach may dictate an emphasis on certain sectors of the market at any given time.  To the extent the Fund invests more heavily in one sector, it thereby presents a more concentrated risk. A sector may have above average performance during particular periods, but individual sectors also tend to move up and down more than the broader market. The several industries that comprise a sector may all react in the same way to economic, political and regulatory events. The Fund's performance may also suffer if a sector does not perform as expected.  The Fund may invest in international stock markets. The behavior of these markets is unpredictable, particularly in the short term. Although foreign stocks offer added diversification potential, world markets may all react in similar fashion to important economic or political developments.
Foreign stocks are subject to more risks than comparable U.S. stocks. This is in part because some foreign markets are less developed and foreign governments, economies, laws (including tax laws), and securities firms may be less stable. There is also a higher chance that key information will be unavailable, incomplete, or inaccurate. As a result, foreign stocks can fluctuate more widely in price than comparable U.S. stocks and they may also be less liquid.
In addition, investing in foreign stocks may also involve a greater risk for excessive trading due to
“time-zone arbitrage”. If an event occurring after the close of a foreign market, but before the time the Fund computes its current net asset value, causes a change in the price of the foreign stock and such price is not reflected in the Fund’s current net asset value, investors may attempt to take advantage of anticipated price movements in securities held by the Fund based on such pricing discrepancies.
Changes in currency exchange rates bring an added dimension of risk. Currency fluctuations could erase investment gains or add to investment losses.  With a value approach, there is also the risk that stocks may remain undervalued during a given period. This may happen because value stocks, as a category, lose favor with investors compared to growth stocks, or because of a failure to anticipate which stocks or industries would benefit from changing market or economic conditions.  The Fund's performance may also suffer if certain stocks or certain economic sectors it emphasizes do not perform as expected. To the extent that the Fund sells stocks before they reach their market peak, it may miss out on opportunities for higher performance.  Through active trading, the Fund may have a high portfolio turnover rate, which can mean lower performance due to increased brokerage costs.
Other Risks
The Fund may use certain practices and invest in certain securities involving additional risks. Borrowing, securities lending, and using derivatives could create leverage, meaning that certain gains or losses could be amplified, increasing share price movements. In using certain derivatives to gain stock market exposure for excess cash holdings, the Fund increases its risk of loss.
When the Fund anticipates adverse market, economic, political or other conditions, it may temporarily depart from its goal and invest substantially in high-quality short-term investments. This could help the Fund avoid losses, but may mean lost opportunities.

The Fund cannot guarantee that it will achieve its investment objective.
As with any mutual fund, the value of the Fund’s investments – and therefore, the value of Fund shares –
may fluctuate. These changes may occur because of:
Stock market risk – the Fund could lose value if the individual stocks in which it invests or overall stock markets in which such stocks trade go down.
Mid-cap risk – stocks of mid-sized companies may be more volatile and less liquid than larger company stocks.
Value style risk – over time, a value investing style may go in and out of favor, causing the Fund to sometimes underperform other funds that use different investing styles. Value stocks can react differently to issuer, political, market and economic developments than the market overall and other types of stocks. In addition, the Fund’s value approach carries the risk that the market will not recognize a security’s intrinsic value for a long time or that a stock judged to be undervalued may actually be appropriately priced.
Foreign securities risk – foreign securities may be more volatile, harder to price and less liquid than U.S. securities.
The prices of foreign securities may be further affected by other factors, such as changes in the exchange rates between the dollar and the currencies in which the securities are traded.
Derivatives risk – derivatives can disproportionately increase losses and reduce opportunities for gains when the security prices, interest rates, currency values, or other such measures underlying derivatives change in unexpected ways. They also present default risks if the counterparty to a derivatives contract fails to fulfill its obligations to the Fund.
Portfolio turnover risk – a higher portfolio turnover rate increases transaction costs and as a result may adversely impact the Fund’s performance and may increase share price volatility.
If the value of the Fund’s investments goes down, you
may lose money.

Management Fees	0.84%	0.60%
12b-1 Fees	0.00%	0.00%
Other Expenses	0.11%	1.50%109
Total Gross Expenses	0.95%	2.10%
Waivers/Reimbursements	0.00%110	1.20%111
Total Net Expenses	0.95%	0.90%
Total Fund Assets by Share Class (as of 5-20-2009)	$236,134,516	$2,873,794
Performance History (as of 3-31-2009)
3 Mo.	-5.77%	-4.15%
1 Yr.	-49.88%	-45.71%
3 Yrs.	-19.34%	N/A
5 Yrs.	-6.10%	N/A
10 Yrs.	-2.00%	N/A

The percentage of the Existing Fund’s assets in I Class that will be transferred to the Replacement Fund pursuant to the Substitution is approximately 50% as of 3/31/09.  This comprised approximately 50% of the Existing Fund’s total assets as of 3/31/09.
Shareholder approval of reliance on the discretion provided by the Manager of Managers Order (discussed in Section II.B.) was received on or about March 24, 2008, at which time total Fund assets were $1,000,000.
The Section 26 Applicants believe that the Neuberger Berman Advisers Management Trust – AMT Partners Portfolio and the NVIT – Neuberger Berman NVIT Multi Cap Opportunities Fund have similar investment objectives and substantially similar policies and risks.  The management team utilized in the Existing Fund will be carried forward and utilized in the Replacement Fund.  As such, the primary risks of the portfolios are substantially similar.

109 “Other Expenses” include administrative services fees which currently are 0.15%, but which are permitted to be as high as 0.25%.  The full 0.25% in administrative services fees is not reflected in “Other Expenses” at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of administrative services fees were charged, total operating expenses (after fee waivers/expense reimbursements) would be 1.00%.

110 Neuberger Berman Management LLC (“NBM”) has contractually undertaken to limit the Fund’s expenses through December 31, 2012 by reimbursing the Fund for its total operating expenses (excluding the compensation of NBM, taxes, interest, extraordinary expenses, brokerage commissions and transaction costs) that exceed, in the aggregate, 1.00% per annum of the Fund’s average daily net asset value. Because of the exclusion, the Fund’s net expenses may exceed the contractual expense limitation. The Fund has contractually undertaken to reimburse NBM for the excess expenses paid by NBM, provided the reimbursements do not cause total operating expenses (exclusive of the compensation of NBM, taxes, interest, brokerage commissions, transaction costs and extraordinary expenses) to exceed an annual rate of 1.00%, and the reimbursements are made within three years after the year in which NBM incurred the expense. The figures in the table are based on last year’s expenses.

111 The Trust and the Adviser have entered into a written contract limiting operating expenses to 0.75% until May 1, 2010. This limit excludes certain Fund expenses, including interest, taxes, brokerage commissions, Rule 12b-1 fees, fees paid pursuant to an Administrative Services Plan, short sale dividend expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles and other non-routine expenses not incurred in the ordinary course of the Fund’s business. The Trust is authorized to reimburse the Adviser for management fees previously waived or reduced and/or for expenses previously paid by the Adviser, provided, however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement.

Both portfolios may invest in derivatives and foreign countries without specific limitations.  As of 10/31/08, the most recent date available in Morningstar Direct as of 12/3/08, the NVIT – Neuberger Berman NVIT Multi Cap Opportunities Fund did not hold any derivatives securities, but did hold 17% of its net assets in foreign securities.  In addition, as of 10/31/08, the Neuberger Berman Advisers Management Trust – AMT Partners Portfolio did not hold any derivatives securities, but did hold 20% of its net assets in foreign securities.
Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.
This proposed Substitution will impact the following Contracts:
Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Multi-Flex Variable Account	811-03338	002-75174	C000024802
Nationwide Provident VLI Separate Account 1	811-04460	033-02625	C000026805
Nationwide Provident VLI Separate Account 1	811-04460	033-42133	C000026802
Nationwide Provident VLI Separate Account 1	811-04460	333-82613	C000026806
Nationwide Provident VLI Separate Account A	811-08722	333-67775	C000026808
Nationwide Provident VLI Separate Account A	811-08722	333-71763	C000026803
Nationwide Provident VLI Separate Account A	811-08722	333-82611	C000026807
Nationwide Provident VLI Separate Account A	811-08722	333-84475	C000026801
Nationwide Variable Account-9	811-08241	333-28995	C000024720
Nationwide Variable Account-9	811-08241	333-28995	C000024727
Nationwide Variable Account-9	811-08241	333-28995	C000024728
Nationwide Variable Account-9	811-08241	333-28995	C000024730
Nationwide Variable Account-9	811-08241	333-52579	C000024732
Nationwide Variable Account-9	811-08241	333-53023	C000024723
Nationwide Variable Account-9	811-08241	333-53023	C000024724
Nationwide Variable Account-9	811-08241	333-53023	C000024725
Nationwide Variable Account-9	811-08241	333-56073	C000024721
Nationwide Variable Account-9	811-08241	333-56073	C000024734
Nationwide Variable Account-9	811-08241	333-79327	C000024726
Nationwide Variable Account-II	811-03330	002-75059	C000024495

Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide Variable Account-II	811-03330	033-60063	C000024502
Nationwide Variable Account-II	811-03330	033-67636	C000024501
Nationwide VLI Separate Account-2	811-05311	033-42180	C000025924
Nationwide VLI Separate Account-2	811-05311	033-62795	C000025923
Nationwide VLI Separate Account-4	811-08301	333-31725	C000025928
Nationwide VLI Separate Account-4	811-08301	333-31725	C000026839
Nationwide VLI Separate Account-4	811-08301	333-52615	C000025936
Nationwide VLI Separate Account-4	811-08301	333-52617	C000025932
Nationwide VLI Separate Account-4	811-08301	333-52617	C000025933
Nationwide VLI Separate Account-4	811-08301	333-69160	C000025937
Nationwide VLI Separate Account-4	811-08301	333-69160	C000025938
Nationwide VLI Separate Account-4	811-08301	333-83010	C000025929
Nationwide VLI Separate Account-4	811-08301	333-83010	C000025930
Nationwide VLI Separate Account-4	811-08301	333-94037	C000025934
Nationwide VLI Separate Account-4	811-08301	333-94037	C000025935

30.           Neuberger Berman Advisers Management Trust – AMT Regency Portfolio: S Class replaced by NVIT – NVIT Multi-Manager Mid Cap Value Fund: Class II
	Existing Fund	Replacement Fund
	Neuberger Berman Advisers Management Trust – AMT Regency Portfolio: S Class	NVIT – NVIT Multi-Manager Mid Cap Value Fund: Class II
Adviser:	Neuberger Berman Management Inc.	Nationwide Fund Advisors
Sub-adviser:	Neuberger Berman, LLC	American Century Investment Management, Inc. RiverSource Investments, LLC Thompson, Siegel & Walmsley LLC
Investment Objective:	Growth of capital.	Long term capital appreciation.
Investment Strategy:
To pursue this goal, the Fund invests mainly in common stocks of mid-capitalization companies, which it defines as those with a total market capitalization within the market capitalization range of the Russell Midcap® Index. The Fund seeks to reduce risk by diversifying among many companies, sectors and industries.
The Portfolio Manager looks for undervalued companies with high-quality businesses. Factors in identifying these firms may include:
• above-average returns on invested capital
• strong management teams
• solid balance sheets.
This approach is designed to let the Fund benefit from potential increases in stock prices while limiting the risks typically associated with stocks. At times, the Portfolio Manager may emphasize certain sectors that the Portfolio Manager believes will benefit from market or economic trends.
The Portfolio Manager follows a disciplined selling strategy and may sell a stock when it reaches a target price, fails to perform as expected, or when other opportunities appear more attractive.  While the Fund invests primarily in domestic stocks, it may also invest in stocks of foreign companies.
The Fund may change its goal without shareholder approval, although it does not currently intend to do so.
Mid-Cap Stocks:
Mid-cap stocks have historically shown risk/return characteristics that are in between those of small and large-cap stocks. Their prices can rise and fall substantially, although many have the potential to offer comparatively attractive long-term returns.
Mid-caps are less widely followed in the market than large-caps, which can make it comparatively easier to find attractive stocks that are not overpriced.
Foreign Stocks:
There are many promising opportunities for investment outside the United States. Foreign markets often respond to different factors and therefore tend to follow cycles that are different from each other.
For this reason, many investors put a portion of their portfolios in foreign investments as a way of gaining further diversification. While foreign stock markets can be risky, investors gain an opportunity to add potential long-term growth.
Value Investing:
At any given time, there are companies whose stock prices, whether based on earnings, book value, or other financial measures, do not reflect their full economic opportunities. This happens when investors under-appreciate the business potential of these companies, or are distracted by transient or nonfundamental issues. The value investor examines these companies, searching for those that may rise in price when other investors realize their worth.

Under normal conditions, the Fund invests at least 80% of the value of its net assets in equity securities issued by mid-cap companies, utilizing a value style of investing.  In other words, the Fund seeks companies whose stock price may not reflect the company’s value. Equity securities in which the Fund invests are primarily common stock, although they may include other equity securities, such as preferred stock or convertible securities.  The Fund may also invest in equity securities of companies that are located outside the United States, and in derivatives, such as futures, options, swaps and other hybrid financial instruments.
The Fund consists of three sleeves, or portions, managed by different subadvisers.  Nationwide Fund Advisors (“NFA”) is the Fund’s investment adviser and selects the Fund’s subadvisers and monitors their performance on an ongoing basis.  The subadvisers have been chosen because they approach investing in mid-cap securities in a different manner from each other, and NFA believes that diversification among securities and investment styles could increase the potential for investment return and potentially reduce risk and volatility.
Pursuant to a Manager-of-Managers Exemptive Order that the Trust received from the Securities and Exchange Commission, NFA may allocate and reallocate Fund assets to or among unaffiliated subadvisers at any time, subject to the approval of the Board of Trustees of the Trust. In addition, certain subadvisers may have limits as to the amount of assets that the subadviser will manage.  The three sleeves are each managed as follows:
AMERICAN CENTURY INVESTMENT MANAGEMENT,
INC. (“AMERICAN CENTURY”) – American Century attempts to purchase the stocks of companies that are temporarily out of favor and hold each stock until it has returned to favor in the market and the price has increased to, or is higher than, a level the portfolio managers believe more accurately reflects the fair value of the company. To identify these companies, American
Century looks for companies with earnings, cash flows, and/or assets that may not accurately reflect the companies’ values as determined by its portfolio managers. The portfolio managers also consider whether the companies’ securities have a favorable income-paying history and whether income payments are expected to continue or increase. American Century may sell stocks if it believes:
* a stock no longer meets its valuation criteria;
* a stock’s risk parameters outweigh its return opportunity;
* more attractive alternatives are identified or
* specific events alter a stock’s prospects.
American Century manages this sleeve so that its average weighted market capitalization falls within the capitalization range of those companies included in the Russell MidCap Index.
RIVERSOURCE INVESTMENTS, LLC (“RIVERSOURCE”) – RiverSource selects companies that are undervalued based on a variety of measures, and further seeks to identify companies with growth potential based on effective management, as demonstrated by overall performance, financial strength, and underappreciated potential for improvement in industry and thematic trends. In evaluating whether to sell a security, RiverSource considers, among other factors, whether:
* the security is overvalued relative to alternative investments
* the security has reached RiverSource’s price objective
* the company has met RiverSource’s earnings and/or
growth expectations
* the security exhibits appropriate correlation characteristics with other portfolio holdings, or
* the company or security continues to meet the other standards described above.  RiverSource may invest in any economic sector and, at times, emphasize one or more particular sectors.
THOMPSON, SIEGEL & WALMSLEY LLC (“TS&W”) –
uses a combination of quantitative and qualitative methods, based on a four-factor valuation model. Parts one and two of the model attempt to assess a company’s attractiveness based on cash flows, and cash flow relative to other mid-cap stocks +in like sectors and industries. The third factor considers the relative earnings prospects of the company. The fourth factor involves examining the company’s recent price action. TS&W generally limits its universe to those companies with a minimum of three years of sound operating history. From the model approximately 200 stocks are identified for further research. These are the stocks that rank the highest on the basis of these four factors combined. TS&W identifies several stocks for further fundamental analysis on a routine basis, and focuses on these stocks and explores numerous catalysts that might affect the outlook for a company. TS&W applies a consistent and disciplined review in a team environment that is designed to encourage critical thinking and analysis for each security considered. Stocks ordinarily are sold because:
* of a significant negative earnings surprise or downward revision
* it no longer meets TS&W’s criteria for inclusion in the portfolio
* other stocks present more favorable opportunities, or
* it no longer meets the Fund’s definition of a mid-cap stock

Principal Risks:
MAIN RISKS:
Most of the Fund’s performance depends on what happens in the stock market. The market’s behavior is unpredictable, particularly in the short term. The value of your investment may fall, sometimes sharply, and you could lose money.
By focusing on mid-cap stocks, the Fund is subject to their risks, including the risk its holdings may:
• fluctuate more widely in price than the market as a whole
• underperform other types of stocks or be difficult to sell when the economy is not robust, during market downturns, or when mid-cap stocks are out of favor.
The Fund’s value investing approach may dictate an emphasis on certain sectors of the market at any given time.
To the extent the Fund invests more heavily in one sector, it thereby presents a more concentrated risk. A sector may have above average performance during particular periods, but individual sectors also tend to move up and down more than the broader market. Although the Fund does not invest more than 25% of total assets in any one industry, the several industries that comprise a sector may all react in the same way to economic, political and regulatory events. The Fund’s performance may also suffer if a sector does not perform as expected.
The Fund may invest in international stock markets. The behavior of these markets is unpredictable, particularly in the short term. Although foreign stocks offer added diversification potential, world markets may all react in similar fashion to important economic or political developments.
Foreign stocks are subject to more risks than comparable U.S. stocks. This is in part because some foreign markets are less developed and foreign governments, economies, laws (including tax laws), and securities firms may be less stable. There is also a higher chance that key information will be unavailable, incomplete, or inaccurate. As a result, foreign stocks can fluctuate more widely in price than comparable U.S. stocks and they may also be less liquid.
In addition, investing in foreign stocks may also involve a greater risk for excessive trading due to
“time-zone arbitrage”. If an event occurring after the close of a foreign market, but before the time the Fund computes its current net asset value, causes a change in the price of the foreign stock and such price is not reflected in the Fund’s current net asset value, investors may attempt to take advantage of anticipated price movements in securities held by the Fund based on such pricing discrepancies.
Changes in currency exchange rates bring an added dimension of risk. Currency fluctuations could erase investment gains or add to investment losses.
With a value approach, there is also the risk that stocks may remain undervalued during a given period. This may happen because value stocks, as a category, lose favor with investors compared to growth stocks, or because of a failure to anticipate which stocks or industries would benefit from changing market or economic conditions.
The Fund’s performance may also suffer if certain stocks or certain economic sectors it emphasizes do not perform as expected. To the extent that the Fund sells stocks before they reach their market peak, it may miss out on opportunities for higher performance.
Through active trading, the Fund may have a high portfolio turnover rate, which can mean lower performance due to increased brokerage costs.
Other Risks:
The Fund may use certain practices and invest in certain securities involving additional risks.  Borrowing, securities lending, and using derivatives could create leverage, meaning that certain gains or losses could be amplified, increasing share price movements. In using certain derivatives to gain stock market exposure for excess cash holdings, the Fund increases its risk of loss.
When the Fund anticipates adverse market, economic, political or other conditions, it may temporarily depart from its goal and invest substantially in high-quality short-term investments. This could help the Fund avoid losses, but may mean lost opportunities.

The Fund cannot guarantee that it will achieve its investment objective.
As with any mutual fund, the value of the Fund’s investments – and therefore, the value of Fund shares –
may fluctuate. These changes may occur because of:
Stock market risk – the Fund could lose value if the individual stocks in which it invests or overall stock markets in which such stocks trade go down.
Mid-cap risk – stocks of mid-sized companies may be more volatile and less liquid than larger company stocks.
Value style risk – over time, a value investing style may go in and out of favor, causing the Fund to  sometimes underperform other equity funds that use different investing styles. Value stocks can react differently to issuer, political, market and economic developments than the market overall and other types of stocks. In addition, the Fund’s value approach carries the risk that the market will not recognize a security’s intrinsic value for a long time or that a stock judged to be undervalued may actually be appropriately priced.
Sector risk – if the Fund emphasizes one or more economic sectors, it may be more susceptible to the financial, market or economic events affecting the particular issuers and industries in which it invests than funds that do not emphasize particular sectors.
Foreign securities risk – foreign securities may be more volatile, harder to price and less liquid than U.S. securities.  The prices of foreign securities may be further affected by other factors, such as changes in the exchange rates between the dollar and the currencies in which the securities are traded.
Derivatives risk – derivatives can disproportionately increase losses and reduce opportunities for gains when the security prices, interest rates, currency values, or other such measures underlying derivatives change in unexpected ways. They also present default risks if the counterparty to a derivatives contract fails to fulfill its
obligations to the Fund.
Multi-manager risk – while NFA, as the Fund’s investment adviser, monitors each subadviser and the overall management of the Fund, each subadviser makes investment decisions independently from NFA and the other subadvisers. It is possible that the security selection process of one subadviser will not complement that of the other subadvisers. As a result, the Fund’s exposure to a given security, industry sector or market capitalization could be smaller or larger than if the Fund were managed by a single subadviser, which could affect the Fund’s performance.
Portfolio turnover risk a higher portfolio turnover rate increases transaction costs and as a result may adversely impact the Fund’s performance and may increase share price volatility.
If the value of the Fund’s investments goes down, you may lose money.

Management Fees	0.85%	0.75%
12b-1 Fees	0.25%	0.25%
Other Expenses	0.13%	0.13%112
Total Gross Expenses	1.23%	1.13%
Waivers/Reimbursements	0.00%113	0.06%114
Total Net Expenses	1.23%	1.07%
Total Fund Assets by Share Class (as of 5-20-2009)	$149,673,828	124,949,936

112 “Other Expenses” include administrative services fees which currently are 0.01%, but which are permitted to be as high as 0.25%.  The full 0.25% in administrative services fees is not reflected in “Other Expenses” at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of administrative services fees were charged, total operating expenses (after fee waivers/expense reimbursements) would be 1.31%.

113 Neuberger Berman Management LLC (“NBM”) has contractually agreed to reimburse certain expenses of the Fund through 12/31/2019, so that the total annual operating expenses are limited to 1.25% of the Fund’s average daily net asset value. This arrangement does not cover interest, taxes, brokerage commissions, and extraordinary expenses; consequently, net expenses may exceed the contractual expense limitation. The Fund has agreed to repay NBM for expenses reimbursed to the Fund provided that repayment does not cause the Fund’s annual operating expenses to exceed its expense limitation. Any such repayment must be made within three years after the year in which NBM incurred the expense. The figures in the table are based on last year’s expenses.

114 The Trust and the Adviser have entered into a written contract limiting operating expenses to 0.81% until at least May 1, 2010. This limit excludes certain Fund expenses, including interest, taxes, brokerage commissions, Rule 12b-1 fees, short-sale dividend expenses, fees paid pursuant to an Administrative Services Plan, other expenditures which are capitalized in accordance with generally accepted accounting principles and other non-routine expenses not incurred in the ordinary course of the Fund’s business. The Trust is authorized to reimburse the Adviser for management fees previously waived or reduced and/or for expenses previously paid by the Adviser, provided, however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement.

Performance History (as of 3-31-2009)
3 Mo.	-10.41%	-10.90%
1 Yr.	-45.94%	-35.59%
3 Yrs.	-19.29%	N/A
5 Yrs.	-6.46%	N/A
10 Yrs.	N/A	N/A

The percentage of the Existing Fund’s assets in S Class that will be transferred to the Replacement Fund pursuant to the Substitution is approximately 7% as of 3/31/09.  This comprised approximately 7% of the Existing Fund’s total assets as of 3/31/09.
Shareholder approval of reliance on the discretion provided by the Manager of Managers Order (discussed in Section II.B.) was received on or about March 24, 2008, at which time total Fund assets were $6,833,333.
The Section 26 Applicants believe that the Neuberger Berman Advisers Management Trust – AMT Regency Portfolio and the NVIT – NVIT Multi-Manager Mid Cap Value Fund have similar investment objectives and substantially similar policies and risks.  The NVIT – NVIT Multi-Manager Mid Cap Value Fund states that it will invest at least 80% of assets in mid cap stocks.  The Neuberger Berman Advisers Management Trust – AMT Regency Portfolio states that it will mainly invest in mid cap stocks.  Both portfolios retain the right to invest in securities outside of the United States.  Additionally, both portfolios allow for investment in preferred securities and convertible securities.  As of 8/31/08, the most recent date available in Morningstar Direct as of 12/3/08, the NVIT – NVIT Multi-Manager Mid Cap Value Fund did not hold any derivatives securities.  In addition, as of 10/31/08, the Neuberger Berman Advisers Management Trust – AMT Regency Portfolio did not hold any derivatives securities.
Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.

This proposed Substitution will impact the following Contracts:
Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide Provident VLI Separate Account 1	811-04460	033-42133	C000026802
Nationwide Provident VLI Separate Account 1	811-04460	333-82613	C000026806
Nationwide Provident VLI Separate Account A	811-08722	333-67775	C000026808
Nationwide Provident VLI Separate Account A	811-08722	333-71763	C000026803
Nationwide Provident VLI Separate Account A	811-08722	333-82611	C000026807
Nationwide Provident VLI Separate Account A	811-08722	333-84475	C000026801
Nationwide Variable Account-7	811-08666	033-89560	C000024647
Nationwide Variable Account-7	811-08666	033-89560	C000034519
Nationwide Variable Account-9	811-08241	333-28995	C000024720
Nationwide Variable Account-9	811-08241	333-52579	C000024732
Nationwide Variable Account-9	811-08241	333-53023	C000024723
Nationwide Variable Account-9	811-08241	333-53023	C000024725
Nationwide Variable Account-9	811-08241	333-56073	C000024734
Nationwide Variable Account-9	811-08241	333-79327	C000024726
Nationwide Variable Account-II	811-03330	002-75059	C000024495
Nationwide Variable Account-II	811-03330	033-60063	C000024502
Nationwide Variable Account-II	811-03330	033-67636	C000024501
Nationwide Variable Account-II	811-03330	333-103093	C000024503
Nationwide Variable Account-II	811-03330	333-103094	C000024504
Nationwide Variable Account-II	811-03330	333-103094	C000024505
Nationwide Variable Account-II	811-03330	333-103094	C000024537
Nationwide Variable Account-II	811-03330	333-103094	C000024538
Nationwide Variable Account-II	811-03330	333-103095	C000024507
Nationwide Variable Account-II	811-03330	333-103095	C000024508
Nationwide Variable Account-II	811-03330	333-104510	C000024499
Nationwide Variable Account-II	811-03330	333-104511	C000024497
Nationwide Variable Account-II	811-03330	333-104512	C000024498
Nationwide Variable Account-II	811-03330	333-104513	C000024496
Nationwide Variable Account-II	811-03330	333-104513	C000068828
Nationwide Variable Account-II	811-03330	333-105992	C000024500
Nationwide VL Separate Account-G	811-21697	333-121878	C000025954
Nationwide VL Separate Account-G	811-21697	333-140608	C000047649
Nationwide VLI Separate Account-2	811-05311	033-42180	C000025924
Nationwide VLI Separate Account-2	811-05311	033-62795	C000025923
Nationwide VLI Separate Account-4	811-08301	333-31725	C000025928
Nationwide VLI Separate Account-4	811-08301	333-31725	C000026839
Nationwide VLI Separate Account-4	811-08301	333-52615	C000025936
Nationwide VLI Separate Account-4	811-08301	333-52617	C000025932
Nationwide VLI Separate Account-4	811-08301	333-52617	C000025933
Nationwide VLI Separate Account-4	811-08301	333-69160	C000025937
Nationwide VLI Separate Account-4	811-08301	333-69160	C000025938

Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide VLI Separate Account-4	811-08301	333-83010	C000025929
Nationwide VLI Separate Account-4	811-08301	333-83010	C000025930
Nationwide VLI Separate Account-4	811-08301	333-94037	C000025934
Nationwide VLI Separate Account-4	811-08301	333-94037	C000025935
Nationwide VLI Separate Account-7	811-21610	333-117998	C000025943
Nationwide VLI Separate Account-7	811-21610	333-121879	C000025944

31.           T. Rowe Price Equity Series, Inc. – T. Rowe Price Limited Term Bond Portfolio: Class II replaced by NVIT – NVIT Short Term Bond Fund: Class II
	Existing Fund	Replacement Fund
	T. Rowe Price Equity Series, Inc. – T. Rowe Price Limited Term Bond Portfolio: Class II	NVIT – NVIT Short Term Bond Fund: Class II
Adviser:	T. Rowe Price	Nationwide Fund Advisors
Sub-adviser:	N/A	Nationwide Asset Management, LLC
Investment Objective:	High level of income.	High level of current income while preserving capital and minimizing fluctuations in share value.
Investment Strategy:
Normally, the fund invests at least 80% of its net assets in bonds and 65% of total assets in short- and intermediate-term bonds. There are no maturity limitations on individual securities purchased, but the fund`s average effective maturity (discussed later in this section) will not exceed five years. Targeting effective maturity provides additional flexibility in portfolio management but, all else being equal, could result in higher volatility than would be true of a fund targeting a stated maturity or maturity range.
At least 90% of the fund’s portfolio will consist of investment-grade securities that have been rated in the four highest credit categories (AAA, AA, A, BBB, or equivalent) by at least one nationally recognized credit rating agency or, if unrated, deemed to be of comparable quality by T. Rowe Price. In an effort to enhance yield, up to 10% of assets can be invested in below investment-grade securities, commonly referred to as “junk” bonds, including those with the lowest rating. The fund’s holdings may include mortgage-backed securities, derivatives, and foreign investments.
Within this broad structure, investment decisions reflect the manager’s outlook for interest rates and the economy as well as the prices and yields of the various securities. For example, if rates are expected to fall, the manager may seek longer-term securities (within the fund’s program) that would provide higher yields and appreciation potential. And if, for instance, the economic outlook is positive, the manager may take advantage of the 10% “basket” for noninvestment-grade bonds.
The fund may sell holdings for a variety of reasons, such as to adjust the portfolio’s average maturity or credit quality or to shift assets into higher-yielding securities or different sectors.
Certain investment restrictions, such as a required minimum or maximum investment in a particular type of security, are measured at the time the fund purchases a security. The status, market value, maturity, credit quality, or other characteristics of the fund’s securities may change after they are purchased, and this may cause the amount of the fund’s assets invested in such securities to exceed the stated maximum restriction or fall below the stated minimum restriction. If any of these changes occur, it would not be considered a violation of the investment restriction. However, purchases by the fund during the time it is above or below the stated percentage restriction would be made in compliance with applicable restrictions.

Under normal circumstances, the Fund invests primarily in U.S. government securities, U.S. government agency securities, commercial paper and corporate bonds that are investment grade. The Fund also may purchase mortgage-backed securities and asset-backed securities, and may invest in fixed-income securities that pay interest on either a fixed-rate or variable-rate basis.  Up to 10% of the value of the Fund’s net assets also may be invested in high-yield bonds.
In choosing securities for the Fund, the subadviser attempts to identify securities that, in its opinion, offer the best combination of yield, maturity and relative price performance, based on anticipated changes in interest rates and in the price relationships among various types of fixed-income securities.  The subadviser may sell securities in order to buy others that they believe will better serve the objectives of the Fund.
The Fund is managed so that its average portfolio duration generally will not exceed three years, and the Fund may enter into certain derivatives contracts, such as futures or options, solely for the purpose of adjusting the Fund’s duration in order to minimize fluctuation of the Fund’s share value.
NFA has selected Nationwide Asset Management, LLC as subadviser to manage the Fund’s portfolio on a day-to-day basis.

Principal Risks:
• Interest rate risk: This is the decline in bond prices that accompanies a rise in the overall level of interest rates as shown in Table 3 in this section. It is the major source of risk for investors in this fund.  However, because short-term bonds are less sensitive to interest rate increases or decreases than longer-term bonds, price volatility for the fund is expected to be relatively modest.
• Credit risk: This risk is the chance that any of the fund’s holdings will have their credit ratings downgraded or will default (fail to make scheduled interest or principal payments), potentially reducing the fund’s income level and share price.  Most investment-grade (AAA through BBB) securities have relatively low financial risk and a relatively high probability of future payment. However, securities rated BBB are more susceptible to adverse economic conditions and may have speculative characteristics. Securities rated below investment grade (junk or high-yield bonds) should be regarded as speculative because their issuers are more susceptible to financial setbacks and recession than more creditworthy companies. If the fund invests in securities whose issuers develop unexpected credit problems, the fund’s price could decline.
•The fund may continue to hold a security that has been downgraded after purchase.
• Prepayment risk and extension risk: A fund investing in mortgage-backed bonds can be hurt when interest rates fall because homeowners tend to refinance and prepay principal. Receiving increasing prepayments in a falling interest rate environment causes the average maturity of the portfolio to shorten, reducing its potential for price gains. It also requires the fund to reinvest proceeds at lower interest rates, which reduces the portfolio’s total return and yield, and could result in a loss if bond prices fall below the level the fund paid for them. Any of these developments could result in a decrease in the fund’s income, share price, or total return.
Extension risk refers to a rise in interest rates or lack of refinancing opportunities that can cause a fund’s average maturity to lengthen unexpectedly due to a drop in prepayments. This would increase the fund’s sensitivity to rising rates and its potential for price declines.
• Derivatives risk Shareholders are also exposed to derivatives risk, the potential that the fund’s investments
(if any) in these complex and volatile instruments could affect the fund’s share price. In addition to collateralized mortgage obligations (CMOs) and better-known instruments such as swaps and futures, other derivatives that may be used in limited fashion by the fund include interest-only (IO)
and principal-only (PO) securities known as “strips.” Some of these instruments can be highly volatile, and their value can fall dramatically in response to rapid or unexpected changes in the mortgage, interest rate, or economic environment.
• Liquidity risk This is the chance that the fund may not be able to sell securities at desired prices. Sectors of the bond market can experience sudden downturns in trading activity. During periods of reduced trading, the spread can widen between the price at which a security can be bought and the price at which it can be sold. Less liquid securities can become more difficult to value and be subject to erratic price movements.
• Foreign investing risk To the extent the fund holds foreign bonds, it will be subject to special risks, whether the bonds are denominated in U.S. dollars or foreign currencies. These risks include potentially adverse political and economic developments overseas, greater volatility, lower liquidity, and the possibility that foreign currencies will decline against the dollar, lowering the value of securities denominated in those currencies and possibly the fund’s share price.
As with any mutual fund, there can be no guarantee the fund will achieve its objective.

The Fund cannot guarantee that it will achieve its investment objective.
As with any mutual fund, the value of the Fund’s investments – and therefore, the value of Fund shares –
may fluctuate. These changes may occur because of:
Interest rate risk – generally, when interest rates go up, the value of fixed-income securities goes down.
Credit risk – a bond issuer may be unable to pay the interest or principal when due. This risk is more pronounced with high-yield bonds and other lower rated securities.
Liquidity risk – is the risk that a security cannot be sold, or cannot be sold quickly, at an acceptable price.
Prepayment, call and redemption risk – certain bonds will be paid off by the issuer more quickly than anticipated. If this happens, the Fund may be required to invest the proceeds in securities with lower yields.
Extension risk – when interest rates rise, certain bond obligations will be paid off by the issuer more slowly than  anticipated. This can cause the market value of the security to fall because the market may view its interest rate as too low for a longer-term investment.
Mortgage- and asset-backed securities risk – these securities are subject to prepayment and extension risk, as described above.  Additionally, through its investments in mortgage-backed securities, including those issued by private lenders, a Fund may have some exposure to subprime loans, as well as to the mortgage and credit markets generally. Subprime loans, which are loans made to borrowers with weakened credit histories, have had in many cases higher default rates than loans that meet government underwriting requirements. The credit quality of most asset-backed securities depends primarily on the credit quality of the assets underlying such securities, how well the entity issuing the security is insulated from the credit risk of the originator or any other affiliated entities, and the amount and quality of any credit enhancement of the securities. Unlike mortgage-backed securities, asset-backed securities may not have the benefit of any security interest in the related asset.
Lower rated securities risk – refers to the risk that the Fund’s investment in high-yield bonds and other lower rated bonds will subject the Fund to substantial risk of loss.
Bank and corporate loans risk – bank and corporate loans are subject to the same risks that apply to fixed income securities generally, such as interest rate and credit risk. However, because the trading market for certain bank or corporate loans may be less developed than the secondary market for other bonds, the Fund may experience difficulties in selling bank or corporate loans it holds. If a borrower (or the financial institution that acts as agent for the loan’s syndicate) experiences financial problems or becomes bankrupt, the Fund may not recover the amount of any principal it has invested, may experience a long delay in recovering its investment and
may not receive interest during the delay.
Preferred stock risk – a preferred stock may decline in price, or fail to pay dividends when expected, because the issuer experiences a decline in its financial status. In addition to this credit risk, investment in preferred stocks involves certain other risks, including skipping or deferring distributions, and redemption in the event of certain legal or tax changes or at the issuer’s call. Preferred stocks are also subordinated to bonds and other debt instruments in a company’s capital structure in terms of priority to corporate income and liquidation payments, and therefore will be subject to greater credit risk than those debt instruments. Preferred stocks may be significantly less liquid than many other securities, such as U.S. government securities, corporate debt or common stock.
Derivatives risk – derivatives can disproportionately increase losses and reduce opportunities for gains when the security prices, interest rates, currency values, or other such measures underlying derivatives change in unexpected ways. They also present default risks if the counterparty to a derivatives contract fails to fulfill its obligations to the Fund.
If the value of the Fund’s investments goes down, you may lose money.

Management Fees	0.70%	0.35%
12b-1 Fees	0.25%	0.25%

Other Expenses	0.00%	0.32%115
Total Gross Expenses	0.95%	0.92%
Waivers/Reimbursements	0.00%	0.02%116
Total Net Expenses	0.95%	0.90%
Total Fund Assets by Share Class (as of 4-30-2009)	$73,464,280	$34,622,127
Performance History (as of 3-31-2009)
3 Mo.	2.31%	1.94%
1 Yr.	1.86%	1.26%
3 Yrs.	4.20%	N/A
5 Yrs.	2.83%	N/A
10 Yrs.	4.16%	N/A

The percentage of the Existing Fund’s assets in Class II that will be transferred to the Replacement Fund pursuant to the Substitution is approximately 96% as of 3/31/09.  This comprised approximately 31% of the Existing Fund’s total assets as of 3/31/09.  The other share class of the Existing Fund, the T. Rowe Price Equity Series, Inc. – T. Rowe Price Limited Term Bond Portfolio: Class I, contains assets in the amount of $157,503,209 as of 4/30/09.
Shareholder approval of reliance on the discretion provided by the Manager of Managers Order (discussed in Section II.B.) was received on or about March 24, 2008, at which time total Fund assets were $25,000,000.
The Section 26 Applicants believe that the T. Rowe Price Equity Series, Inc. – T. Rowe Price Limited Term Bond Portfolio and the NVIT – NVIT Short-Term Bond Fund have similar investment objectives and substantially similar policies and risks.  The T. Rowe Price Equity Series, Inc. – T. Rowe Price Limited Term Bond Portfolio and the NVIT – NVIT Short-Term

115 “Other Expenses” include administrative services fees which currently are 0.15%, but which are permitted to be as high as 0.25%.  The full 0.25% in administrative services fees is not reflected in “Other Expenses” at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of administrative services fees were charged, total operating expenses (after fee waivers/expense reimbursements) would be 1.00%.

116 The Trust and the Adviser have entered into a written contract limiting operating expenses to 0.50% for all share classes until May 1, 2010. This limit excludes certain Fund expenses, including interest, taxes, brokerage commissions, Rule 12b-1 fees, fees paid pursuant to an Administrative Services Plan, short sale dividend expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles and other non-routine expenses not incurred in the ordinary course of the Fund’s business. The Trust is authorized to reimburse the Adviser for management fees previously waived or reduced and/or for expenses previously paid by the Adviser, provided, however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement.

Bond Fund have similar allowable investments.  The T. Rowe Price Equity Series, Inc. – T. Rowe Price Limited Term Bond Portfolio states that at least 65% of total assets will be invested in short- and intermediate-term bonds.  The NVIT – NVIT Short-Term Bond Fund will generally seek to maintain a duration of 3 years or less.  Other parameters such as the allowable investments, minimum exposures to fixed income securities, and allowable limits on high yield securities are nearly identical.  Both funds define high yield bonds and junk bonds as securities rated BB or below and both funds allow for investment in asset-backed and mortgage-backed securities without specific limitations.  As of 8/31/08, the most recent date available in Morningstar Direct as of 12/3/08, the NVIT – NVIT Short-Term Bond Fund did not hold any derivatives securities, but did hold 35% of its net assets in mortgage-backed securities and 2% of its net assets in asset-backed securities.  In addition, as of 9/30/08, the T. Rowe Price Equity Series, Inc. – T. Rowe Price Limited Term Bond Portfolio did not hold any derivatives securities, but did hold 35% of its net assets in mortgage-backed securities and 8% of its net assets in asset-backed securities.
Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.
This proposed Substitution will impact the following Contracts:
Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide Provident VLI Separate Account 1	811-04460	033-42133	C000026802
Nationwide Provident VLI Separate Account 1	811-04460	333-82613	C000026806
Nationwide Provident VLI Separate Account A	811-08722	333-67775	C000026808
Nationwide Provident VLI Separate Account A	811-08722	333-71763	C000026803

Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide Provident VLI Separate Account A	811-08722	333-82611	C000026807
Nationwide Provident VLI Separate Account A	811-08722	333-84475	C000026801
Nationwide Variable Account-9	811-08241	333-28995	C000024720
Nationwide Variable Account-9	811-08241	333-52579	C000024732
Nationwide Variable Account-9	811-08241	333-53023	C000024723
Nationwide Variable Account-9	811-08241	333-53023	C000024725
Nationwide Variable Account-9	811-08241	333-56073	C000024734
Nationwide Variable Account-9	811-08241	333-79327	C000024726
Nationwide Variable Account-II	811-03330	002-75059	C000024495
Nationwide Variable Account-II	811-03330	033-60063	C000024502
Nationwide Variable Account-II	811-03330	033-67636	C000024501
Nationwide Variable Account-II	811-03330	333-103093	C000024503
Nationwide Variable Account-II	811-03330	333-103094	C000024504
Nationwide Variable Account-II	811-03330	333-103094	C000024505
Nationwide Variable Account-II	811-03330	333-103094	C000024537
Nationwide Variable Account-II	811-03330	333-103094	C000024538
Nationwide Variable Account-II	811-03330	333-103095	C000024507
Nationwide Variable Account-II	811-03330	333-103095	C000024508
Nationwide Variable Account-II	811-03330	333-104510	C000024499
Nationwide Variable Account-II	811-03330	333-104511	C000024497
Nationwide Variable Account-II	811-03330	333-104512	C000024498
Nationwide Variable Account-II	811-03330	333-104513	C000024496
Nationwide Variable Account-II	811-03330	333-104513	C000068828
Nationwide Variable Account-II	811-03330	333-105992	C000024500
Nationwide VL Separate Account-G	811-21697	333-121878	C000025954
Nationwide VL Separate Account-G	811-21697	333-140608	C000047649
Nationwide VLI Separate Account-2	811-05311	033-42180	C000025924
Nationwide VLI Separate Account-2	811-05311	033-62795	C000025923
Nationwide VLI Separate Account-4	811-08301	333-31725	C000025928
Nationwide VLI Separate Account-4	811-08301	333-31725	C000026839
Nationwide VLI Separate Account-4	811-08301	333-52615	C000025936
Nationwide VLI Separate Account-4	811-08301	333-52617	C000025932
Nationwide VLI Separate Account-4	811-08301	333-52617	C000025933
Nationwide VLI Separate Account-4	811-08301	333-69160	C000025937
Nationwide VLI Separate Account-4	811-08301	333-69160	C000025938
Nationwide VLI Separate Account-4	811-08301	333-83010	C000025929
Nationwide VLI Separate Account-4	811-08301	333-83010	C000025930
Nationwide VLI Separate Account-4	811-08301	333-94037	C000025934
Nationwide VLI Separate Account-4	811-08301	333-94037	C000025935
Nationwide VLI Separate Account-7	811-21610	333-117998	C000025943
Nationwide VLI Separate Account-7	811-21610	333-121879	C000025944

32.           The Universal Institutional Funds, Inc. – Mid Cap Growth Portfolio: Class I replaced by NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class I
	Existing Fund	Replacement Fund
	The Universal Institutional Funds, Inc. – Mid Cap Growth Portfolio: Class I	NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class I
Adviser:	Morgan Stanley Investment Management Inc., which does business in certain instances as “Van Kampen”	Nationwide Fund Advisors
Sub-adviser:	N/A	American Century Investment Management Inc. Neuberger Berman Management Inc.
Investment Objective:	Long-term capital growth by investing primarily in common stocks and other equity securities.	Long-term capital growth.
Investment Strategy:
The Portfolio’s adviser, Morgan Stanley Investment Management Inc. (the “Adviser”), invests Primarily in growth-oriented equity securities of U.S. mid cap companies and foreign companies, including emerging market securities. The Adviser selects issues from a universe comprised of mid cap companies, most with market capitalizations of generally less than $35 billion.
The Adviser may invest up to 25% of the Portfolio's net assets in foreign securities, including emerging market securities classified as American Depositary Receipts (“ADRs”), Global Depositary Receipts (“GDRs”), American Depositary Shares (“ADSs”) or Global Depositary Shares (“GDSs”), foreign U.S. dollar-denominated securities that are traded on a U.S. exchange or local shares of emerging market countries.
The Adviser seeks to invest in high quality companies it believes have sustainable competitive advantages and the ability to redeploy capital at high rates of return. The Adviser typically favors companies with rising returns on invested capital, above average business visibility, strong free cash flow generation and an attractive risk/reward profile. The Adviser generally considers selling an investment when it determines the company no longer satisfies its investment criteria.
The Portfolio may purchase shares issued as part of, or a short period after, companies' initial public offerings ("IPOs"), and may at times dispose of those shares shortly after their acquisition.
Under normal circumstances, at least 80% of the Portfolio's assets will be invested in common stocks of mid cap companies. This policy may be changed without shareholder approval; however, you would be notified in writing of any changes. Derivative instruments used by the Portfolio will be counted toward the 80% policy discussed above to the extent they have economic characteristics similar to the securities included within that policy.
A company is considered to be a mid cap company if it has a total market capitalization at the time of purchase of $35 billion or less. The market capitalization limit is subject to adjustment annually based upon the Adviser's assessment as to the capitalization range of companies which possess the fundamental characteristics of mid cap companies.
The Portfolio may invest up to 10% of its net assets in real estate investment trusts ("REITs").

Under normal conditions, the Fund invests at least 80% of the value of its net assets in equity securities issued by mid-cap companies, utilizing a growth style of investing.  In other words, the Fund seeks companies whose earnings are expected to grow consistently faster than those of other companies.  Equity securities in which the Fund invests are primarily common stock, although they may include other equity securities, such as preferred stock or convertible securities.  The Fund may also invest in equity securities of companies that are located outside the United States, and in derivatives, such as futures, options, swaps and other hybrid financial instruments.
The Fund consists of two sleeves, or portions, managed by different subadvisers.  Nationwide Fund Advisors (“NFA”) is the Fund’s investment adviser and selects the Fund’s subadvisers and monitors their performance on an ongoing basis.  The subadvisers have been chosen because they approach investing in mid-cap securities in a different manner from each other, and NFA believes that diversification among securities and investment styles could increase the potential for investment return and potentially reduce risk and volatility.
Pursuant to a Manager-of-Managers Exemptive Order that the Trust received from the Securities and Exchange Commission, NFA may allocate and reallocate Fund assets to or among unaffiliated subadvisers at any time, subject to the approval of the Board of Trustees of the Trust. In addition, certain subadvisers may have limits as to the amount of assets that the subadviser will manage.  The two sleeves are each managed as follows:
NEUBERGER BERMAN MANAGEMENT INC.
(“NEUBERGER BERMAN”) – uses a disciplined investment strategy when selecting growth stocks. Using fundamental research and quantitative analysis, Neuberger Berman seeks fast-growing companies with above average sales and competitive returns on equity relative to their peers. In doing so, Neuberger Berman analyzes such factors as:
* financial condition (such as debt to equity ratio);
* market share and competitive leadership of the company’s products;
* earnings growth relative to competitors and k market valuation in comparison to a stock’s own historical norms and the stocks of other mid-cap companies.
Neuberger Berman follows a disciplined selling strategy and may sell a stock when it fails to perform as expected, or when other opportunities appear more attractive.
AMERICAN CENTURY INVESTMENT MANAGEMENT, INC. (“AMERICAN CENTURY”) – using a proprietary investment strategy, American Century makes its investment decisions primarily on analysis of individual companies, rather than on broad economic forecasts, based on the belief that, over the long term, stock price movements follow growth in earnings and revenues.  American Century tracks financial information for thousands of individual companies to identify and evaluate trends in earnings, revenues and other business fundamentals. The portfolio managers’ principal analytical technique involves identifying companies with earnings and revenues that are not only growing, but which are growing at an accelerating pace. This includes companies whose growth rates are negative, although less negative than in earlier periods, and companies whose growth rates are expected to accelerate. In addition to accelerating growth, American Century also considers companies demonstrating price strength relative to their peers.  American Century generally does not attempt to time the market. Instead, it intends to

Principal Risks:
Investing in the Portfolio may be appropriate for you if you are willing to accept the risk and uncertainties of investing in mid cap equity securities. In general, prices of equity securities are more volatile than those of fixed income securities. The prices of equity securities will rise and fall in response to a number of different factors. In particular, prices of equity securities will respond to events that affect entire financial markets or industries (changes in inflation or consumer demand, for example) and to events that affect particular issuers (news about the success or failure of a new product, for example). Investments in mid cap companies may involve greater risk than investments in larger, more established companies.
The securities issued by mid cap companies may be less liquid and their prices may be subject to more abrupt or erratic price movements. In addition mid cap companies may have more limited markets, financial resources and product lines, and may lack the depth of management of larger companies. Certain market conditions may favor growth stocks or stocks of mid-sized companies, while other conditions may favor value stocks or stocks of larger or smaller companies. Accordingly, a portfolio of mid cap growth stocks may, over certain periods of time, underperform a portfolio of value stocks or stocks of larger or smaller companies or the overall market.
REITs pool investors' funds for investments primarily in real estate properties or real estate related loans. Like mutual funds, REITs have expenses, including advisory and administration fees, that are paid by their shareholders. As a result, shareholders will absorb duplicate levels of fees when the Portfolio invests in REITs. The performance of any Portfolio REIT holdings ultimately depends on the types of real property in which the REITs invest and how well the property is managed. A general downturn in real estate values also can hurt REIT performance. In addition, REITs are subject to certain provisions under federal tax law. The failure of a company to qualify as a REIT could have adverse consequences for the Portfolio, including significantly reducing the return to the Portfolio on its investment in such company.
Investing in the securities of foreign issuers, particularly those located in emerging market or developing countries, entails the risk that news and events unique to a country or region will affect those markets and their issuers. These same events will not necessarily have an effect on the U.S. economy or similar issuers located in the United States.
The Portfolio's investments may be denominated in foreign currencies. As a result, changes in the value of a country's currency compared to the U.S. dollar may affect the value of the Portfolio's investments. These changes may occur separately from and in response to events that do not otherwise affect the value of the security in the issuer's home country.
The Adviser may invest in certain instruments, such as derivatives, and may use certain techniques, such as hedging, to manage these risks. However, the Adviser cannot guarantee that it will be practical to hedge these risks in certain markets or under particular conditions or that it will succeed in doing so. The Adviser may use derivatives for other purposes, such as gaining exposure to foreign markets.

The Fund cannot guarantee that it will achieve its investment objective.  As with any mutual fund, the value of the Fund’s investments – and therefore, the value of Fund shares – may fluctuate. These changes may occur because of:
Stock market risk – the Fund could lose value if the individual stocks in which it invests or overall stock markets in which such stocks trade go down.
Mid-cap risk – stocks of mid-sized companies may be more volatile and less liquid than larger company stocks.
Growth style risk – growth investing involves buying stocks that have relatively high price-to-earnings ratios.  Growth stocks may be more volatile than other stocks because they are generally more sensitive to investor perceptions and market movements. During periods of growth stock underperformance, the Fund’s performance may suffer and underperform other equity funds that use different investing styles.
Foreign securities risk – foreign securities may be more volatile, harder to price and less liquid than U.S. securities.
The prices of foreign securities may be further affected by other factors, such as changes in the exchange rates between the dollar and the currencies in which the securities are traded.
Derivatives risk – derivatives can disproportionately increase losses and reduce opportunities for gains when the security prices, interest rates, currency values, or other such measures underlying derivatives change in unexpected ways. They also present default risks if the counterparty to a derivatives contract fails to fulfill its obligations to the Fund.
Multi-manager risk – while NFA, as the Fund’s investment adviser, monitors each subadviser and the overall management of the Fund, each subadviser makes investment decisions independently from NFA and the other subadvisers. It is possible that the security selection process of one subadviser will not complement that of the other subadvisers. As a result, the Fund’s exposure to a given security, industry sector or market capitalization could be smaller or larger than if the Fund were managed by a single subadviser, which could affect the Fund’s performance.
Portfolio turnover risk a higher portfolio turnover rate increases transaction costs and as a result may adversely impact the Fund’s performance and may increase share price volatility.
If the value of the Fund’s investments goes down, you may lose money.

Management Fees	0.75%117	0.75%
12b-1 Fees	0.00%	0.00%
Other Expenses	0.31%	0.22%118
Total Gross Expenses	1.06%	0.97%
Waivers/Reimbursements	0.00%119	0.08%120
Total Net Expenses	1.06%	0.89%
Total Fund Assets by Share Class (as of 5-20-2009)	$56,376,067	$87,712,589
Performance History (as of 3-31-2009)
3 Mo.	-1.72%	-3.79%
1 Yr.	-40.27%	-34.87%
3 Yrs.	-13.66%	N/A
5 Yrs.	-1.00%	N/A
10 Yrs.	N/A	N/A

The percentage of the Existing Fund’s assets in Class I that will be transferred to the Replacement Fund pursuant to the Substitution is approximately 22% as of 3/31/09.  This comprised approximately 7% of the Existing Fund’s total assets as of 3/31/09.

117 The Adviser is entitled to receive an advisory fee at an annual percentage of the Portfolio's average daily net assets as set forth in the table below:
First $500 million                                                           0.75%
From $500 million to $1 billion                                    0.70%
More than $1 billion                                                     0.65%.

118 “Other Expenses” include administrative services fees which currently are 0.07%, but which are permitted to be as high as 0.25%.  The full 0.25% in administrative services fees is not reflected in “Other Expenses” at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of administrative services fees were charged, total operating expenses (after fee waivers/expense reimbursements) would be 1.07%.

119 The Adviser has voluntarily agreed to reduce its advisory fee and/or reimburse the Portfolio so that Total Annual Portfolio Operating Expenses, excluding certain investment related expenses described below, will not exceed 1.05%.
In determining the actual amount of voluntary advisory fee waivers and/or expense reimbursements for the Portfolio, if any, certain investment related expenses, such as foreign country tax expense and interest expense on amounts borrowed, are excluded from Total Annual Portfolio Operating Expenses. If these expenses were included, the Total Annual Portfolio Operating Expenses after voluntary fee waivers and/or expense reimbursements could exceed the expense ratio shown.  For the fiscal year ended December 31, 2008, after giving effect to the Adviser’s voluntary advisory fee waivers and/or expense reimbursements, the Total Annual Portfolio Operating Expenses incurred by investors were 1.05%.  Fee waivers and/or expense reimbursements are voluntary and the Adviser reserves the right to terminate any waivers and/or reimbursements at any time and without notice.

120 The Trust and the Adviser have entered into a written contract limiting operating expenses to 0.82% until at least May 1, 2010. This limit excludes certain Fund expenses, including any interest, taxes, brokerage commissions, Rule 12b-1 fees, fees paid pursuant to an Administrative Services Plan, short-sale dividend expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles and other non-routine expenses not incurred in the ordinary course of the Fund’s business. The Trust is authorized to reimburse the Adviser for management fees previously waived or reduced and/or for expenses previously paid by the Adviser, provided however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement.

Shareholder approval of reliance on the discretion provided by the Manager of Managers Order (discussed in Section II.B.) was received on or about March 24, 2008, at which time total Fund assets were $4,833,333.
The Section 26 Applicants believe that The Universal Institutional Funds, Inc. – Mid Cap Growth Portfolio and the NVIT – NVIT Multi-Manager Mid Cap Growth Fund have similar investment objectives and substantially similar policies and risks.  Each of the portfolios will invest at least 80% of assets in companies which they deem to be mid cap.  Each of the portfolios allows for the use of foreign securities.  The Universal Institutional Funds, Inc. – Mid Cap Growth Portfolio caps its foreign exposure at 25% of assets, while the NVIT – NVIT Multi-Manager Mid Cap Growth Fund does not give specific guidelines limiting international exposure.  The Universal Institutional Funds, Inc. – Mid Cap Growth Portfolio also caps the use of REITs at 10% of assets while the NVIT – NVIT Multi-Manager Mid Cap Growth Fund permits the use of REITs but is silent as to a cap on their usage within the portfolio.  Both portfolios allow for use of emerging markets securities, derivatives and synthetic instruments, preferred securities, and convertible securities without specific limitations.  As of 8/31/08, the most recent date available in Morningstar Direct as of 12/3/08, the NVIT – NVIT Multi-Manager Mid Cap Growth Fund did not hold any derivatives or REITs securities, but did hold 3% of its net assets in foreign securities and 1% of its net assets in emerging markets securities.  In addition, as of 9/30/08, The Universal Institutional Funds, Inc. – Mid Cap Growth Portfolio did not hold any derivatives or REITs securities, but did hold 21% of its net assets in foreign securities and 15% of its net assets in emerging markets securities.
Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.
This proposed Substitution will impact the following Contracts:
Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide Variable Account-9	811-08241	333-28995	C000024720
Nationwide Variable Account-9	811-08241	333-28995	C000024727
Nationwide Variable Account-9	811-08241	333-28995	C000024728
Nationwide Variable Account-9	811-08241	333-28995	C000024730
Nationwide Variable Account-9	811-08241	333-52579	C000024732
Nationwide Variable Account-9	811-08241	333-53023	C000024723
Nationwide Variable Account-9	811-08241	333-53023	C000024725
Nationwide Variable Account-9	811-08241	333-56073	C000024721
Nationwide Variable Account-9	811-08241	333-56073	C000024734
Nationwide Variable Account-9	811-08241	333-79327	C000024726
Nationwide VLI Separate Account-4	811-08301	333-31725	C000025928
Nationwide VLI Separate Account-4	811-08301	333-31725	C000026839
Nationwide VLI Separate Account-4	811-08301	333-52615	C000025936
Nationwide VLI Separate Account-4	811-08301	333-52617	C000025932
Nationwide VLI Separate Account-4	811-08301	333-52617	C000025933
Nationwide VLI Separate Account-4	811-08301	333-69160	C000025937
Nationwide VLI Separate Account-4	811-08301	333-69160	C000025938
Nationwide VLI Separate Account-4	811-08301	333-83010	C000025929
Nationwide VLI Separate Account-4	811-08301	333-83010	C000025930
Nationwide VLI Separate Account-4	811-08301	333-94037	C000025934
Nationwide VLI Separate Account-4	811-08301	333-94037	C000025935

33.           The Universal Institutional Funds, Inc. – U.S. Real Estate Portfolio: Class I replaced by NVIT – Van Kampen NVIT Real Estate Fund: Class I
	Existing Fund	Replacement Fund
	The Universal Institutional Funds, Inc. – U.S. Real Estate Portfolio: Class I	NVIT – Van Kampen NVIT Real Estate Fund: Class I
Adviser:	Morgan Stanley Investment Management Inc., which does business in certain instances as “Van Kampen”.	Nationwide Fund Advisors
Sub-adviser:	N/A	Van Kampen Asset Management
Investment Objective:	Above average current income and long-term capital appreciation by investing primarily in equity securities of companies in the U.S. real estate industry, including real estate investment trusts.	Current income and long-term capital appreciation.
Investment Strategy:
The Adviser seeks a combination of above average current income and long-term capital appreciation by investing primarily in equity securities of companies in the U.S. real estate industry, including real estate investment trusts ("REITs"). The Portfolio focuses on REITs as well as real estate operating companies ("REOCs") that invest in a variety of property types and regions. The Adviser's approach emphasizes bottom-up stock selection with a top-down asset allocation overlay.
The Adviser actively manages the Portfolio using a combination of top-down and bottom-up methodologies. The top-down asset allocation overlay is determined by focusing on key regional criteria, which include demographic and macroeconomic considerations (for example, population, employment, household formation and income). The Adviser employs a value-driven approach to bottom-up security selection, which emphasizes underlying asset values, values per square foot and property yields. In seeking an optimal matrix of regional and property market exposure, the Adviser considers broad demographic and macroeconomic factors as well as other criteria, such as space demand, new construction and rental patterns. The Adviser generally considers selling a portfolio holding when it determines that the holding is less attractive based on a number of factors, including changes in the holding's share price, earnings prospects relative to its peers and/or business prospects.
Under normal circumstances, at least 80% of the Portfolio's assets will be invested in equity securities of companies in the U.S. real estate industry. This policy may be changed without shareholder approval; however, you would be notified in writing of any changes.
A company is considered to be in the U.S. real estate industry if it meets the following tests: (1) a company is considered to be from the United States (i) if its securities are traded on a recognized stock exchange in the United States, (ii) if alone or on a consolidated basis it derives 50% or more of its annual revenues from either goods produced, sales made or services performed in the United States or (iii) if it is organized or has a principal office in the United States; and (2) a company is considered to be in the real estate industry if it (i) derives at least 50% of its revenues or profits from the ownership, construction, management, financing or sale of residential, commercial or industrial real estate, or (ii) has at least 50% of the fair market value of its assets invested in residential, commercial or industrial real estate.

Under normal circumstances, the Fund invests at least 80% of the value of its net assets in equity securities of U.S. real estate companies.  These include the securities of real estate investment trusts (“REITs”) and real estate operating companies that invest in a variety of property types and regions.  Equity securities in which the Fund may invest include common stocks, but may also include preferred stocks and convertible securities.  The Fund is nondiversified.
The Fund’s subadviser employs a combination of “topdown” and “bottom-up” approaches in managing the Fund’s portfolio. The top-down approach focuses on various regional criteria, which include demographic and
macroeconomic considerations (for example, population, employment, household formation and income). The bottom-up approach focuses on individual issuers, emphasizing underlying asset values, values per square foot and property yields. The subadviser also considers other criteria, such as space demand, new construction and rental patterns. The subadviser generally considers selling a security when it determines that it is less attractive based on a number of factors, including changes in the price of the security, earnings prospects relative to its peers and/or business prospects.
NFA has selected Van Kampen Asset Management as
subadviser to manage the Fund’s portfolio on a day-to-day basis.

Principal Risks:
Investing in the Portfolio may be appropriate for you if you are willing to accept the risks and uncertainties of investing in the equity securities of U.S. real estate companies. In general, prices of equity securities are more volatile than those of fixed income securities. The prices of equity securities will rise and fall in response to a number of different factors. In particular, prices of equity securities will respond to events that affect entire financial markets or industries (changes in inflation or consumer demand, for example) and to events that affect particular issuers (news about the success or failure of a new product, for example). Investing in real estate companies entails the risks of the real estate business generally, including sensitivity to economic and business cycles, changing demographic patterns and government actions. In addition, at times the Portfolio's market sector, U.S. real estate securities, may under perform relative to other sectors or the overall market.  Investing in REITs and REOCs exposes investors to the risks of owning real estate directly, as well as to risks that relate specifically to the way in which REITs and REOCs are organized and operated. REITs generally invest directly in real estate (equity REITs), in mortgages (mortgage REITs) or in some combination of the two (hybrid REITs). REOCs are entities that generally are engaged directly in real estate management or development activities. The Portfolio will invest primarily in equity REITs. Operating REITs requires specialized management skills and the Portfolio indirectly bears REIT management expenses along with the direct expenses of the Portfolio. Individual REITs may own a limited number of properties and may concentrate in a particular region or property type. REITs also must satisfy specific requirements of the Internal Revenue Code of 1986, as amended, in order to qualify for the tax-free pass through of income.
The risks of investing in the Portfolio may be intensified because the Portfolio is non-diversified, which means that it may invest in securities of a limited number of issuers. As a result, the performance of a particular investment or a small group of investments may affect the Portfolio's performance more than if the Portfolio were diversified and a decline in the value of a particular instrument would cause the Portfolio's overall value to decline to a greater degree.

The Fund cannot guarantee that it will achieve its investment objective.
As with any mutual fund, the value of the Fund’s investments – and therefore, the value of Fund shares –
may fluctuate. These changes may occur because of:
Stock market risk – the Fund could lose value if the individual stocks in which it invests or overall stock markets in which such stocks trade go down.
REIT and real estate risk – involves the risks that are associated with direct ownership of real estate and with the real estate industry in general. These risks include possible declines in the value of real estate, possible lack of availability of mortgage funds, unexpected vacancies of properties, and the relative lack of liquidity associated with investments in real estate.
Liquidity risk – is the risk that a security cannot be sold, or cannot be sold quickly, at an acceptable price.
Sector risk – emphasizing investment in real estate businesses can make the Fund more susceptible to financial, market or economic events affecting the particular issuers and real estate businesses in which it invests than funds that do not emphasize particular sectors.
Nondiversified fund risk – because the Fund may hold larger positions in fewer securities than other funds, a single security’s increase or decrease in value may have a greater impact on the Fund’s value and total return.
If the value of the Fund’s investments goes down, you may lose money.

Management Fees	0.77%121	0.70%
12b-1 Fees	0.00%	0.00%
Other Expenses	0.30%	0.74%122
Total Gross Expenses	1.07%	1.44%
Waivers/Reimbursements	0.00%123	0.44%124
Total Net Expenses	1.07%	1.00%
Total Fund Assets by Share Class (as of 5-20-2009)	$340,940,283	$3,822,753
Performance History (as of 3-31-2009)
3 Mo.	-29.35%	-29.64%
1 Yr.	-57.57%	-56.98%
3 Yrs.	-23.95%	N/A
5 Yrs.	-6.30%	N/A
10 Yrs.	4.78%	N/A

The percentage of the Existing Fund’s assets in Class I that will be transferred to the Replacement Fund pursuant to the Substitution is approximately 35% as of 3/31/09.  This comprised approximately 21% of the Existing Fund’s total assets as of 3/31/09.

121 The Adviser is entitled to receive an advisory fee at an annual percentage of the Portfolio's average daily net assets as set forth in the table below:
First $500 million                                                            0.80%
From $500 million to $1 billion                                     0.75%
More than $1 billion                                                      0.70%.

122 “Other Expenses” include administrative services fees which currently are 0.15%, but which are permitted to be as high as 0.25%.  The full 0.25% in administrative services fees is not reflected in “Other Expenses” at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of administrative services fees were charged, total operating expenses would be 1.10%.

123 This table does not show the effects of the Adviser’s voluntary fee waivers and/or expense reimbursements. The Adviser has voluntarily agreed to reduce its advisory fee and/or reimburse the Portfolio so that Total Annual Portfolio Operating Expenses, excluding certain investment related expenses described below, will not exceed 1.10%.
In determining the actual amount of voluntary advisory fee waivers and/or expense reimbursements for the Portfolio, if any, certain investment related expenses, such as foreign country tax expense and interest expense on amounts borrowed, are excluded from Total Annual Portfolio Operating Expenses. If these expenses were included, the Total Annual Portfolio Operating Expenses after voluntary fee waivers and/or expense reimbursements could exceed the expense ratio shown.  For the fiscal year ended December 31, 2008, after giving effect to the Adviser’s voluntary advisory fee waiver and/or expense reimbursements, the Total Annual Portfolio Operating Expenses incurred by investors, including certain investment related expenses, were 1.07%. The Total Annual Portfolio Operating Expenses, excluding certain investment related expenses, were 1.05%.  Fee waivers and/or expense reimbursements are voluntary and the Adviser reserves the right to terminate any waivers and/or reimbursements at any time and without notice.

124 The Trust and the Adviser have entered into a written contract limiting operating expenses to 0.85% until May 1, 2010. This limit excludes certain Fund expenses, including interest, taxes, brokerage commissions, Rule 12b-1 fees, fees paid pursuant to an Administrative Services Plan, short sale dividend expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles and other non-routine expenses not incurred in the ordinary course of the Fund’s business. The Trust is authorized to reimburse the Adviser for management fees previously waived or reduced and/or for expenses previously paid by the Adviser, provided, however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement.

Shareholder approval of reliance on the discretion provided by the Manager of Managers Order (discussed in Section II.B.) was received on or about March 24, 2008, at which time total Fund assets were $3,000,000.
The Section 26 Applicants believe that The Universal Institutional Funds, Inc. – U.S. Real Estate Portfolio and the NVIT – Van Kampen NVIT Real Estate Fund have similar investment objectives and substantially similar policies and risks.  Both portfolios allow for investment in preferred securities and convertible securities.  The management team utilized in the Existing Fund will be carried forward and utilized in the Replacement Fund.  As such, the primary risks of the portfolios are substantially similar and are not material in nature.
Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.
This proposed Substitution will impact the following Contracts:
Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide Variable Account-14	811-21205	333-104339	C000017946
Nationwide Variable Account-9	811-08241	333-28995	C000024720
Nationwide Variable Account-9	811-08241	333-28995	C000024727
Nationwide Variable Account-9	811-08241	333-28995	C000024728
Nationwide Variable Account-9	811-08241	333-28995	C000024730
Nationwide Variable Account-9	811-08241	333-52579	C000024732
Nationwide Variable Account-9	811-08241	333-53023	C000024722
Nationwide Variable Account-9	811-08241	333-53023	C000024723
Nationwide Variable Account-9	811-08241	333-53023	C000024725
Nationwide Variable Account-9	811-08241	333-56073	C000024721
Nationwide Variable Account-9	811-08241	333-56073	C000024734
Nationwide Variable Account-9	811-08241	333-79327	C000024726
Nationwide Variable Account-II	811-03330	002-75059	C000024495
Nationwide Variable Account-II	811-03330	033-60063	C000024502
Nationwide Variable Account-II	811-03330	033-67636	C000024501
Nationwide VL Separate Account-G	811-21697	333-121878	C000025954
Nationwide VL Separate Account-G	811-21697	333-140608	C000047649
Nationwide VLI Separate Account-2	811-05311	033-42180	C000025924
Nationwide VLI Separate Account-2	811-05311	033-62795	C000025923
Nationwide VLI Separate Account-4	811-08301	333-31725	C000025928

Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide VLI Separate Account-4	811-08301	333-31725	C000026839
Nationwide VLI Separate Account-4	811-08301	333-52615	C000025936
Nationwide VLI Separate Account-4	811-08301	333-52617	C000025932
Nationwide VLI Separate Account-4	811-08301	333-52617	C000025933
Nationwide VLI Separate Account-4	811-08301	333-69160	C000025937
Nationwide VLI Separate Account-4	811-08301	333-69160	C000025938
Nationwide VLI Separate Account-4	811-08301	333-83010	C000025929
Nationwide VLI Separate Account-4	811-08301	333-83010	C000025930
Nationwide VLI Separate Account-4	811-08301	333-94037	C000025934
Nationwide VLI Separate Account-4	811-08301	333-94037	C000025935
Nationwide VLI Separate Account-7	811-21610	333-117998	C000025943
Nationwide VLI Separate Account-7	811-21610	333-121879	C000025944
Nationwide Provident VLI Separate Account 1	811-04460	033-42133	C000026802
Nationwide Provident VLI Separate Account 1	811-04460	333-82613	C000026806
Nationwide Provident VLI Separate Account A	811-08722	333-67775	C000026808
Nationwide Provident VLI Separate Account A	811-08722	333-71763	C000026803
Nationwide Provident VLI Separate Account A	811-08722	333-82611	C000026807
Nationwide Provident VLI Separate Account A	811-08722	333-84475	C000026801

34.           The Universal Institutional Funds, Inc. – U.S. Real Estate Portfolio: Class II replaced by NVIT – Van Kampen NVIT Real Estate Fund: Class II
	Existing Fund	Replacement Fund
	The Universal Institutional Funds, Inc. – U.S. Real Estate Portfolio: Class II	NVIT – Van Kampen NVIT Real Estate Fund: Class II
Adviser:	Morgan Stanley Investment Management Inc., which does business in certain instances as “Van Kampen”.	Nationwide Fund Advisors
Sub-adviser:	N/A	Van Kampen Asset Management
Investment Objective:	Above average current income and long-term capital appreciation by investing primarily in equity securities of companies in the U.S. real estate industry, including real estate investment trusts.	Current income and long-term capital appreciation.
Investment Strategy:
The Adviser seeks a combination of above average current income and long-term capital appreciation by investing primarily in equity securities of companies in the U.S. real estate industry, including real estate investment trusts ("REITs"). The Portfolio focuses on REITs as well as real estate operating companies ("REOCs") that invest in a variety of property types and regions. The Adviser's approach emphasizes bottom-up stock selection with a top-down asset allocation overlay.
The Adviser actively manages the Portfolio using a combination of top-down and bottom-up methodologies. The top-down asset allocation overlay is determined by focusing on key regional criteria, which include demographic and macroeconomic considerations (for example, population, employment, household formation and income). The Adviser employs a value-driven approach to bottom-up security selection, which emphasizes underlying asset values, values per square foot and property yields. In seeking an optimal matrix of regional and property market exposure, the Adviser considers broad demographic and macroeconomic factors as well as other criteria, such as space demand, new construction and rental patterns. The Adviser generally considers selling a portfolio holding when it determines that the holding is less attractive based on a number of factors, including changes in the holding's share price, earnings prospects relative to its peers and/or business prospects.
Under normal circumstances, at least 80% of the Portfolio's assets will be invested in equity securities of companies in the U.S. real estate industry. This policy may be changed without shareholder approval; however, you would be notified in writing of any changes.
A company is considered to be in the U.S. real estate industry if it meets the following tests: (1) a company is considered to be from the United States (i) if its securities are traded on a recognized stock exchange in the United States, (ii) if alone or on a consolidated basis it derives 50% or more of its annual revenues from either goods produced, sales made or services performed in the United States or (iii) if it is organized or has a principal office in the United States; and (2) a company is considered to be in the real estate industry if it (i) derives at least 50% of its revenues or profits from the ownership, construction, management, financing or sale of residential, commercial or industrial real estate, or (ii) has at least 50% of the fair market value of its assets invested in residential, commercial or industrial real estate.

Under normal circumstances, the Fund invests at least 80% of the value of its net assets in equity securities of U.S. real estate companies.  These include the securities of real estate investment trusts (“REITs”) and real estate operating companies that invest in a variety of property types and regions.  Equity securities in which the Fund may invest include common stocks, but may also include preferred stocks and convertible securities.  The Fund is nondiversified.
The Fund’s subadviser employs a combination of “topdown” and “bottom-up” approaches in managing the Fund’s portfolio. The top-down approach focuses on various regional criteria, which include demographic and
macroeconomic considerations (for example, population, employment, household formation and income). The bottom-up approach focuses on individual issuers, emphasizing underlying asset values, values per square foot and property yields. The subadviser also considers other criteria, such as space demand, new construction and rental patterns. The subadviser generally considers selling a security when it determines that it is less attractive based on a number of factors, including changes in the price of the security, earnings prospects relative to its peers and/or business prospects.
NFA has selected Van Kampen Asset Management as
subadviser to manage the Fund’s portfolio on a day-to-day basis.

Principal Risks:
Investing in the Portfolio may be appropriate for you if you are willing to accept the risks and uncertainties of investing in the equity securities of U.S. real estate companies. In general, prices of equity securities are more volatile than those of fixed income securities. The prices of equity securities will rise and fall in response to a number of different factors. In particular, prices of equity securities will respond to events that affect entire financial markets or industries (changes in inflation or consumer demand, for example) and to events that affect particular issuers (news about the success or failure of a new product, for example). Investing in real estate companies entails the risks of the real estate business generally, including sensitivity to economic and business cycles, changing demographic patterns and government actions. In addition, at times the Portfolio's market sector, U.S. real estate securities, may under perform relative to other sectors or the overall market.
Investing in REITs and REOCs exposes investors to the risks of owning real estate directly, as well as to risks that relate specifically to the way in which REITs and REOCs are organized and operated. REITs generally invest directly in real estate (equity REITs), in mortgages (mortgage REITs) or in some combination of the two (hybrid REITs). REOCs are entities that generally are engaged directly in real estate management or development activities. The Portfolio will invest primarily in equity REITs. Operating REITs requires specialized management skills and the Portfolio indirectly bears REIT management expenses along with the direct expenses of the Portfolio. Individual REITs may own a limited number of properties and may concentrate in a particular region or property type. REITs also must satisfy specific requirements of the Internal Revenue Code of 1986, as amended, in order to qualify for the tax-free pass through of income.
The risks of investing in the Portfolio may be intensified because the Portfolio is non-diversified, which means that it may invest in securities of a limited number of issuers. As a result, the performance of a particular investment or a small group of investments may affect the Portfolio's performance more than if the Portfolio were diversified and a decline in the value of a particular instrument would cause the Portfolio's overall value to decline to a greater degree.

The Fund cannot guarantee that it will achieve its investment objective.
As with any mutual fund, the value of the Fund’s investments – and therefore, the value of Fund shares may fluctuate. These changes may occur because of:
Stock market risk – the Fund could lose value if the individual stocks in which it invests or overall stock markets in which such stocks trade go down.
REIT and real estate risk – involves the risks that are associated with direct ownership of real estate and with the real estate industry in general. These risks include possible declines in the value of real estate, possible lack of availability of mortgage funds, unexpected vacancies of properties, and the relative lack of liquidity associated with investments in real estate.
Liquidity risk – is the risk that a security cannot be sold, or cannot be sold quickly, at an acceptable price.
Sector risk – emphasizing investment in real estate businesses can make the Fund more susceptible to financial, market or economic events affecting the particular issuers and real estate businesses in which it invests than funds that do not emphasize particular sectors.
Nondiversified fund risk – because the Fund may hold larger positions in fewer securities than other funds, a single security’s increase or decrease in value may have a greater impact on the Fund’s value and total return.
If the value of the Fund’s investments goes down, you may lose money.

Management Fees	0.77%125	0.70%
12b-1 Fees	0.35%	0.25%
Other Expenses	0.30%	0.74%126
Total Gross Expenses	1.42%	1.69%
Waivers/Reimbursements	0.00%127	0.44%128
Total Net Expenses	1.42%	1.25%
Total Fund Assets by Share Class (as of 5-20-2009)	$219,256,335	$2,801,126
Performance History (as of 3-31-2009)
3 Mo.	-29.12%	-29.74%
1 Yr.	-57.55%	-57.18%
3 Yrs.	-24.04%	N/A
5 Yrs.	-6.47%	N/A
10 Yrs.	4.50%	N/A

125 The Adviser is entitled to receive an advisory fee at an annual percentage of the Portfolio's average daily net assets as set forth in the table below:
First $500 million                                                            0.80%
From $500 million to $1 billion                                     0.75%
More than $1 billion                                                      0.70%.

126 “Other Expenses” include administrative services fees which currently are 0.15%, but which are permitted to be as high as 0.25%.  The full 0.25% in administrative services fees is not reflected in “Other Expenses” at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of administrative services fees were charged, total operating expenses would be 1.35%.

127 This table does not show the effects of the Adviser’s voluntary fee waivers and/or expense reimbursements or Morgan Stanley Distribution, Inc.’s (“Distributor”) voluntary 12b-1 fee waiver. The Adviser has voluntarily agreed to reduce its advisory fee and/or reimburse the Portfolio so that Total Annual Portfolio Operating Expenses, excluding certain investment related expenses described below (but including any 12b-1 fee paid to the Distributor), will not exceed 1.35%. In addition, the Distributor has voluntarily agreed to waive a portion of its 12b-1 fee. See “Distribution Plan.” In determining the actual amount of voluntary advisory fee waivers and/or expense reimbursements for the Portfolio, if any, certain investment related expenses, such as foreign country tax expense and interest expense on amounts borrowed, are excluded from Total Annual Portfolio Operating Expenses. If these expenses were included, the Total Annual Portfolio Operating Expenses after voluntary fee waivers and/or expense reimbursements could exceed the expense ratio shown. For the fiscal year ended December 31, 2008, after giving effect to the Adviser’s voluntary advisory fee waiver and/or expense reimbursements and the Distributor’s voluntary 12b-1 fee waiver, the Total Annual Portfolio Operating Expenses incurred by investors, including certain investment related expenses, were 1.32%. The Total Annual Portfolio Operating Expenses, excluding certain investment related expenses, were 1.30%. Fee waivers and/or expense reimbursements are voluntary and the Adviser and/or Distributor reserve the right to terminate any waivers and/or reimbursements at any time and without notice.

128 The Trust and the Adviser have entered into a written contract limiting operating expenses to 0.85% for all share classes until May 1, 2010. This limit excludes certain Fund expenses, including interest, taxes, brokerage commissions, Rule 12b-1 fees, fees paid pursuant to an Administrative Services Plan, short sale dividend expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles and other non-routine expenses not incurred in the ordinary course of the Fund’s business. The Trust is authorized to reimburse the Adviser for management fees previously waived or reduced and/or for expenses previously paid by the Adviser, provided, however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement.

The percentage of the Existing Fund’s assets in Class I that will be transferred to the Replacement Fund pursuant to the Substitution is approximately 13% as of 3/31/09.  This comprised approximately 5% of the Existing Fund’s total assets as of 3/31/09.
Shareholder approval of reliance on the discretion provided by the Manager of Managers Order (discussed in Section II.B.) was received on or about March 24, 2008, at which time total Fund assets were $1,000,000.
The Section 26 Applicants believe that The Universal Institutional Funds, Inc. – U.S. Real Estate Portfolio and the NVIT – Van Kampen NVIT Real Estate Fund have similar investment objectives and substantially similar policies and risks.  Both portfolios allow for investment in preferred securities and convertible securities.  The management team utilized in the Existing Fund will be carried forward and utilized in the Replacement Fund.  As such, the primary risks of the portfolios are substantially similar and are not material in nature.
Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.
This proposed Substitution will impact the following Contracts:
Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide Variable Account-7	811-08666	033-89560	C000024647
Nationwide Variable Account-II	811-03330	333-103093	C000024503
Nationwide Variable Account-II	811-03330	333-103094	C000024504
Nationwide Variable Account-II	811-03330	333-103094	C000024505
Nationwide Variable Account-II	811-03330	333-103094	C000024506
Nationwide Variable Account-II	811-03330	333-103094	C000024537
Nationwide Variable Account-II	811-03330	333-103094	C000024538
Nationwide Variable Account-II	811-03330	333-103095	C000024507
Nationwide Variable Account-II	811-03330	333-103095	C000024508
Nationwide Variable Account-II	811-03330	333-104510	C000024499
Nationwide Variable Account-II	811-03330	333-104511	C000024497
Nationwide Variable Account-II	811-03330	333-104512	C000024498
Nationwide Variable Account-II	811-03330	333-104513	C000024496
Nationwide Variable Account-II	811-03330	333-104513	C000068828
Nationwide Variable Account-II	811-03330	333-105992	C000024500

35.           Van Eck Worldwide Insurance Trust – Worldwide Emerging Markets Fund: Initial Class replaced by NVIT – Gartmore NVIT Emerging Markets Fund: Class I
	Existing Fund	Replacement Fund
	Van Eck Worldwide Insurance Trust – Worldwide Emerging Markets Fund: Initial Class	NVIT – Gartmore NVIT Emerging Markets Fund: Class I
Adviser:	Van Eck Associates Corporation	Nationwide Fund Advisors
Sub-adviser:	N/A	Gartmore Global Partners
Investment Objective:	Long-term capital appreciation.	Long-term capital growth by investing primarily in equity securities of companies located in emerging market countries.
Investment Strategy:
Under normal conditions, the Fund will invest at least 80% of its assets (including net assets plus any amount of borrowing for investment purposes) in securities of companies that are organized in or maintain at least 50% of their assets in, or that derive at least 50% of their revenues from, emerging market countries. An emerging market country is any country that has been determined by an international organization, such as the World Bank, to have a low to middle income economy.  The Fund's policy of investing at least 80% of its assets in emerging markets securities may be changed by the Board of Trustees without a shareholder vote, although shareholders will be provided with a 60 days' notice of any such change.  Utilizing qualitative and quantitative measures, the Fund's portfolio manager selects companies that have growth potential within their market niche, specifically focusing on small to mid cap names. Candidates for the portfolio are ranked based on their relative desirability based on a wide range of financial criteria and are regularly reviewed to insure that they continue to meet the ranking and desirability criteria.  The Fund's emerging market investments include common stocks, preferred stocks (either convertible or non-convertible), rights, warrants, direct equity interests in trusts, partnerships, joint ventures and other unincorporated entities or enterprises, convertible debt instruments and special classes of shares available only to foreigners in markets that restrict ownership of certain shares or classes to their own nationals or residents. Holdings may include issues denominated in currencies of emerging countries, investment companies (like country funds) that invest in emerging countries, and in American Depositary Receipts (ADRs), American Depositary Shares (ADSs), European Depositary Receipts (EDRs) and Global Depositary Receipts (GDRs) representing emerging markets securities.  The Fund may also invest in derivatives, including future contracts, forward contracts, options, swaps, structured notes and other similar securities, and in collateralized mortgage obligations (CMOs) and other mortgage and non-mortgage asset-backed securities.  The Fund generally emphasizes investments in equity securities, but may also invest in debt securities of any quality, as long as not more than 20% of its assets are held in debt securities rated below investment grade ("junk bonds").  The Fund may also invest in derivative instruments whose value is linked to the price of hard assets, including commodities or commodity indices, to gain or hedge exposure to hard assets and hard assets securities. The Fund may purchase and sell financial and commodity futures contracts and options on financial futures and commodity contracts and may also write, purchase or sell put or call options on securities, foreign currencies, commodities and commodity indices, and structured notes.  The Fund may invest up to 20% of its net assets in financial options and futures, forward and spot currency contracts, swap transactions and other financial contracts or derivative instruments that are linked to or backed by commodities that are not hard assets. The Fund may invest up to 20% of its net assets in securities issued by other investment companies (excluding money market funds), including open end and closed end funds and exchange traded funds (“ETFs”), subject to limitations under the Investment Company Act of 1940 (the “1940 Act”). The Fund may invest in investment companies which are sponsored or advised by the Adviser and/or its affiliates (each, a “Van Eck Investment Company”). However, in no event will the Fund invest more than 5% of its net assets in any single Van Eck Investment Company. To eliminate the duplication of fees, the Adviser will offset the advisory fee it charges to the Fund by the amount it collects as an advisory fee from the Van Eck Investment Company as a result of the Fund’s investment.
The Fund may borrow for liquidity or investment purposes, provided that the amount of borrowing is no more than one-third of the net assets of the Fund plus the amount of the borrowing.
The Fund may take temporary defensive positions in anticipation of or in an attempt to respond to adverse market, economic, political or other conditions. A defensive posture is designed to protect the Fund from an anticipated decline in the markets in which the Fund invests, but could have the effect of reducing the benefit from any market increase.

Under normal circumstances, the Fund invests at least 80% of the value of its net assets in equity securities issued by companies that are located in, or that derive a significant portion of their earnings or revenues from, emerging market countries. The Fund emphasizes companies that the subadviser believes have the potential to deliver unexpected earnings. The Fund may invest in companies of any size, including small- andmid-cap companies.
The subadviser looks for emerging markets that it believes offer the potential for strong economic growth, and tries to avoid emerging markets it believes might be politically or economically unstable. The subadviser assesses the valuation and growth rates both of a particular company and of the emerging market where the company is located. The subadviser conducts proprietary research in order to form an independent perspective that provides a basis for valuing stocks. By comparing its own valuations of individual companies to those of the market, the subadviser seeks to pinpoint companies whose prospects appear different from the market’s consensus.
The Fund also may use derivatives, such as futures and options, either as a substitute for taking a position in an underlying asset, to increase returns or as part of a hedging strategy. The Fund may engage in active and frequent trading of portfolio securities.
The subadviser typically sells a security if it appears to no longer offer the potential for unexpected earnings. The subadviser specifically monitors:
• earnings revisions and surprises;
• stock price performance and
• any information indicating a change in the industry or franchise assessment of a company.
NFA has selected Gartmore Global Partners as subadviser to manage the Fund’s portfolio on a day-to-day basis.

Principal Risks:
An investment in the Fund involves the risk of losing money.  The Fund is subject to the risks associated with its investments in emerging market securities, which tend to be more volatile and less liquid than securities traded in developed countries.  The Fund's investments in foreign securities involve risks related to adverse political and economic developments unique to a country or a region, currency fluctuations or controls, and the possibility of arbitrary action by foreign governments, including the takeover of property without adequate compensation or imposition of prohibitive taxation.
The Fund is also subject to inflation risk, which is the potential that money will decrease in value and thereby decrease the value of the assets in which it is invested, and short-sales risk, such as a risk of loss that the security that was sold short increases in value. The Fund is also subject to risks associated with investments in derivatives, commodity-linked instruments, illiquid securities, and asset-backed securities and CMOs. In addition, the Fund is subject to risks associated with investments in debt securities, including credit risk (the possibility that an issuer may default by failing to repay both interest and principal), interest rate risk (the potential that the value of a security will decrease due to a rise in interest rates), and the risk of investing in debt securities rated below investment grade ("junk bonds").  The Fund is subject to risks associated with investments in other investment companies, which include the risks associated with the underlying investment company's portfolio. To the extent that the Fund invests in small or mid-cap companies, it is subject to certain risks such as price volatility, low trading volume and illiquidity. The Fund is classified as a non-diversified fund under the 1940 Act, which means that the Fund is not required to invest in a minimum number of different securities, and therefore is subject to non-diversification risk. The Fund's overall portfolio may be affected by changes in the value of a small number of securities.  Because the Fund may borrow to buy more securities and for other purposes, it is subject to the risks associated with leverage. Leverage exaggerates the effect of rises or falls in prices of securities bought with borrowed money, and entails costs associated with borrowing, including fees and interest.  An investment in the Fund should be considered part of an overall investment program, rather than a complete investment program.  For more information about these risks, see the “Additional Investment Strategies" section.

The Fund cannot guarantee that it will achieve its investment objective.
As with any fund, the value of the Fund’s investments – and therefore, the value of Fund shares – may fluctuate. These changes may occur because of,
• earnings revisions and surprises;
• stock price performance and
• any information indicating a change in the industry or franchise assessment of a company.
among other things:
Foreign securities risk – foreign securities may be more volatile, harder to price and less liquid than U.S. securities. The prices of foreign securities may be further affected by other factors, such as changes in the exchange rates between the dollar and the currencies in which the securities are traded.
Emerging markets risk – a magnification of the risks that apply to all foreign investments. These risks are greater for securities of companies in emerging market countries because the countries may have less stable governments, more volatile currencies and less established markets.
Stock market risk – the Fund could lose value if the individual stocks in which it invests or overall stock markets in which such stocks trade go down.
Small- and mid-cap securities risk – in general, stocks of small- and mid-cap companies may be more volatile and less liquid than larger company stocks.
Derivatives risk – the Fund may experience a significant loss or otherwise lose opportunities for gains if it uses certain derivatives (e.g., options, futures, forwards and forward commitments, and swap agreements) when the security prices, interest rates, currency values or other such measures underlying derivatives change in unexpected ways. In addition, derivatives may involve additional expenses, which can reduce any benefit or increase any loss to the Fund from using a derivatives strategy. Derivatives also present default risks if the counterparty to a derivatives contract fails to fulfill its obligations to the Fund.
The fund is classified as a diversified fund under the 1940 Act.
Portfolio turnover – a higher portfolio turnover rate results in higher transaction costs for the Fund, and may increase the volatility of the Fund.
If the value of the Fund’s investments goes down, you may lose money.

Management Fees	1.00%	0.95%129
12b-1 Fees	0.00%	0.00%
Other Expenses	0.29%	0.28%130
Total Gross Expenses	1.29%	1.23%
Waivers/Reimbursements	0.00%131	0.00%132
Total Net Expenses	1.29%	1.23%
Total Fund Assets by Share Class (as of 5-20-2009)	$118,250,373	$36,045,111
Performance History (as of 3-31-2009)
3 Mo.	1.27%	-3.43%
1 Yr.	-56.66%	-52.95%
3 Yrs.	-15.87%	-10.82%
5 Yrs.	0.78%	3.12%
10 Yrs.	5.65%	N/A

The percentage of the Van Eck Worldwide Insurance Trust – Worldwide Emerging Markets Fund assets that will be transferred to the NVIT – Gartmore NVIT Emerging Markets Fund: Class I pursuant to the Substitution is approximately 0.3% as of 3/31/09.  This comprised approximately 0.3% of the Existing Fund’s total assets as of 3/31/09.  (Another 44% of the assets (as of 3/31/09) in Van Eck Worldwide Insurance Trust – Worldwide Emerging Markets Fund is proposed to be substituted into the NVIT – Gartmore NVIT Emerging Markets Fund: Class III.)

129 Management fees have been restated to reflect the elimination of a performance-based management fee and implementation of an asset-based management fee equal to the lowest possible management fee under the previous performance-based fee structure, as approved by the Board of Trustees on September 18, 2008. Under no circumstances, during a six-month transition period will the management fee under the new fee structure exceed what the Adviser would have received under the old structure assuming maximum penalty for underperformance.

130 “Other Expenses” include administrative services fees which currently are 0.15%, but which are permitted to be as high as 0.25%. The full 0.25% in administrative services fees is not reflected in “Other Expenses” at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of administrative services fees were charged, total operating expenses would be 1.33%.

131 For the period May 1, 2009 through April 30, 2010, the Adviser contractually agreed to waive fees and reimburse certain operating expenses (excluding interest, dividends paid on securities sold short, trading expenses, taxes and extraordinary expenses) to the extent Total Annual Fund Operating Expenses exceed 1.50% of average daily net assets.

132 The Trust and the Adviser have entered into a written contract limiting operating expenses to 1.20% for all share classes until at least May 1, 2010. This limit excludes certain Fund expenses, including interest, taxes, brokerage commissions, Rule 12b-1 fees, fees paid pursuant to an Administrative Services Plan, short sale dividend expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles and other non-routine expenses not incurred in the ordinary course of the Fund’s business. The Trust is authorized to reimburse the Adviser for management fees previously waived or reduced and/or for expenses previously paid by the Adviser provided, however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement. Currently, all share classes are operating below the expense limit.

Shareholder approval of reliance on the discretion provided by the Manager of Managers Order (discussed in Section II.B.) was received on or about September 1, 2000.
The Section 26 Applicants believe that the Van Eck Worldwide Insurance Trust – Worldwide Emerging Markets Fund and the NVIT – Gartmore NVIT Emerging Markets Fund have similar investment objectives and substantially similar policies and risks.  Each of the portfolios must invest at least 80% of assets in securities of companies that are located in or derive a significant portion of their earnings or revenues from emerging market countries.  The Van Eck Worldwide Insurance Trust – Worldwide Emerging Markets Fund specifies that those companies may derive at least 50% of their revenues from emerging markets countries or must maintain at least 50% of their assets in emerging markets countries.  Both portfolios allow for the use of derivatives and mortgage-backed securities without specific limitations.  The NVIT – Gartmore NVIT Emerging Markets Fund does not indicate any specific limitations on its investments in derivatives and junk bonds.  As of 8/31/08, the most recent date available in Morningstar Direct as of 12/3/08, the NVIT – Gartmore NVIT Emerging Markets Fund did not hold any derivatives, high yield or mortgage backed securities.  In addition, as of 9/30/08, the Van Eck Worldwide Insurance Trust – Worldwide Emerging Markets Fund did not hold any mortgage backed securities and less than 1% of its net assets were in derivatives securities.
Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.
This proposed Substitution will impact the following Contracts:

Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide Variable Account-9	811-08241	333-28995	C000024728
Nationwide Variable Account-9	811-08241	333-56073	C000024721

36.           Van Eck Worldwide Insurance Trust – Worldwide Emerging Markets Fund: Initial Class replaced by NVIT – Gartmore NVIT Emerging Markets Fund: Class III133
	Existing Fund	Replacement Fund
	Van Eck Worldwide Insurance Trust – Worldwide Emerging Markets Fund: Initial Class	NVIT – Gartmore NVIT Emerging Markets Fund: Class III
Adviser:	Van Eck Associates Corporation	Nationwide Fund Advisors
Sub-adviser:	N/A	Gartmore Global Partners
Investment Objective:	Long-term capital appreciation.	Long-term capital growth by investing primarily in equity securities of companies located in emerging market countries.
Investment Strategy:
Under normal conditions, the Fund will invest at least 80% of its assets (including net assets plus any amount of borrowing for investment purposes) in securities of companies that are organized in or maintain at least 50% of their assets in, or that derive at least 50% of their revenues from, emerging market countries. An emerging market country is any country that has been determined by an international organization, such as the World Bank, to have a low to middle income economy.  The Fund's policy of investing at least 80% of its assets in emerging markets securities may be changed by the Board of Trustees without a shareholder vote, although shareholders will be provided with a 60 days' notice of any such change.  Utilizing qualitative and quantitative measures, the Fund's portfolio manager selects companies that have growth potential within their market niche, specifically focusing on small to mid cap names. Candidates for the portfolio are ranked based on their relative desirability based on a wide range of financial criteria and are regularly reviewed to insure that they continue to meet the ranking and desirability criteria.  The Fund's emerging market investments include common stocks, preferred stocks (either convertible or non-convertible), rights, warrants, direct equity interests in trusts, partnerships, joint ventures and other unincorporated entities or enterprises, convertible debt instruments and special classes of shares available only to foreigners in markets that restrict ownership of certain shares or classes to their own nationals or residents. Holdings may include issues denominated in currencies of emerging countries, investment companies (like country funds) that invest in emerging countries, and in American Depositary Receipts (ADRs), American Depositary Shares (ADSs), European Depositary Receipts (EDRs) and Global Depositary Receipts (GDRs) representing emerging markets securities.  The Fund may also invest in derivatives, including future contracts, forward contracts, options, swaps, structured notes and other similar securities, and in collateralized mortgage obligations (CMOs) and other mortgage and non-mortgage asset-backed securities.  The Fund generally emphasizes investments in equity securities, but may also invest in debt securities of any quality, as long as not more than 20% of its assets are held in debt securities rated below investment grade ("junk bonds").  The Fund may also invest in derivative instruments whose value is linked to the price of hard assets, including commodities or commodity indices, to gain or hedge exposure to hard assets and hard assets securities. The Fund may purchase and sell financial and commodity futures contracts and options on financial futures and commodity contracts and may also write, purchase or sell put or call options on securities, foreign currencies, commodities and commodity indices, and structured notes.  The Fund may invest up to 20% of its net assets in financial options and futures, forward and spot currency contracts, swap transactions and other financial contracts or derivative instruments that are linked to or backed by commodities that are not hard assets. The Fund may invest up to 20% of its net assets in securities issued by other investment companies (excluding money market funds), including open end and closed end funds and exchange traded funds (“ETFs”), subject to limitations under the Investment Company Act of 1940 (the “1940 Act”). The Fund may invest in investment companies which are sponsored or advised by the Adviser and/or its affiliates (each, a “Van Eck Investment Company”). However, in no event will the Fund invest more than 5% of its net assets in any single Van Eck Investment Company. To eliminate the duplication of fees, the Adviser will offset the advisory fee it charges to the Fund by the amount it collects as an advisory fee from the Van Eck Investment Company as a result of the Fund’s investment.
The Fund may borrow for liquidity or investment purposes, provided that the amount of borrowing is no more than one-third of the net assets of the Fund plus the amount of the borrowing.
The Fund may take temporary defensive positions in anticipation of or in an attempt to respond to adverse market, economic, political or other conditions. A defensive posture is designed to protect the Fund from an anticipated decline in the markets in which the Fund invests, but could have the effect of reducing the benefit from any market increase.

Under normal circumstances, the Fund invests at least 80% of the value of its net assets in equity securities issued by companies that are located in, or that derive a significant portion of their earnings or revenues from, emerging market countries. The Fund emphasizes companies that the subadviser believes have the potential to deliver unexpected earnings. The Fund may invest in companies of any size, including small- andmid-cap companies.
The subadviser looks for emerging markets that it believes offer the potential for strong economic growth, and tries to avoid emerging markets it believes might be politically or economically unstable. The subadviser assesses the valuation and growth rates both of a particular company and of the emerging market where the company is located. The subadviser conducts proprietary research in order to form an independent perspective that provides a basis for valuing stocks. By comparing its own valuations of individual companies to those of the market, the subadviser seeks to pinpoint companies whose prospects appear different from the market’s consensus.
The Fund also may use derivatives, such as futures and options, either as a substitute for taking a position in an underlying asset, to increase returns or as part of a hedging strategy. The Fund may engage in active and frequent trading of portfolio securities.
The subadviser typically sells a security if it appears to no longer offer the potential for unexpected earnings. The subadviser specifically monitors:
• earnings revisions and surprises;
• stock price performance and
• any information indicating a change in the industry or franchise assessment of a company.
NFA has selected Gartmore Global Partners as subadviser to manage the Fund’s portfolio on a day-to-day basis.

Principal Risks:
An investment in the Fund involves the risk of losing money.  The Fund is subject to the risks associated with its investments in emerging market securities, which tend to be more volatile and less liquid than securities traded in developed countries.  The Fund's investments in foreign securities involve risks related to adverse political and economic developments unique to a country or a region, currency fluctuations or controls, and the possibility of arbitrary action by foreign governments, including the takeover of property without adequate compensation or imposition of prohibitive taxation.
The Fund is also subject to inflation risk, which is the potential that money will decrease in value and thereby decrease the value of the assets in which it is invested, and short-sales risk, such as a risk of loss that the security that was sold short increases in value. The Fund is also subject to risks associated with investments in derivatives, commodity-linked instruments, illiquid securities, and asset-backed securities and CMOs. In addition, the Fund is subject to risks associated with investments in debt securities, including credit risk (the possibility that an issuer may default by failing to repay both interest and principal), interest rate risk (the potential that the value of a security will decrease due to a rise in interest rates), and the risk of investing in debt securities rated below investment grade ("junk bonds").  The Fund is subject to risks associated with investments in other investment companies, which include the risks associated with the underlying investment company's portfolio. To the extent that the Fund invests in small or mid-cap companies, it is subject to certain risks such as price volatility, low trading volume and illiquidity. The Fund is classified as a non-diversified fund under the 1940 Act, which means that the Fund is not required to invest in a minimum number of different securities, and therefore is subject to non-diversification risk. The Fund's overall portfolio may be affected by changes in the value of a small number of securities.  Because the Fund may borrow to buy more securities and for other purposes, it is subject to the risks associated with leverage. Leverage exaggerates the effect of rises or falls in prices of securities bought with borrowed money, and entails costs associated with borrowing, including fees and interest.  An investment in the Fund should be considered part of an overall investment program, rather than a complete investment program.  For more information about these risks, see the “Additional Investment Strategies" section.

The Fund cannot guarantee that it will achieve its investment objective.
As with any fund, the value of the Fund’s investments – and therefore, the value of Fund shares – may fluctuate. These changes may occur because of,
• earnings revisions and surprises;
• stock price performance and
• any information indicating a change in the industry or franchise assessment of a company.
among other things:
Foreign securities risk – foreign securities may be more volatile, harder to price and less liquid than U.S. securities. The prices of foreign securities may be further affected by other factors, such as changes in the exchange rates between the dollar and the currencies in which the securities are traded.
Emerging markets risk – a magnification of the risks that apply to all foreign investments. These risks are greater for securities of companies in emerging market countries because the countries may have less stable governments, more volatile currencies and less established markets.
Stock market risk – the Fund could lose value if the individual stocks in which it invests or overall stock markets in which such stocks trade go down.
Small- and mid-cap securities risk – in general, stocks of small- and mid-cap companies may be more volatile and less liquid than larger company stocks.
Derivatives risk – the Fund may experience a significant loss or otherwise lose opportunities for gains if it uses certain derivatives (e.g., options, futures, forwards and forward commitments, and swap agreements) when the security prices, interest rates, currency values or other such measures underlying derivatives change in unexpected ways. In addition, derivatives may involve additional expenses, which can reduce any benefit or increase any loss to the Fund from using a derivatives strategy. Derivatives also present default risks if the counterparty to a derivatives contract fails to fulfill its obligations to the Fund.
The fund is classified as a diversified fund under the 1940 Act.
Portfolio turnover – a higher portfolio turnover rate results in higher transaction costs for the Fund, and may increase the volatility of the Fund.
If the value of the Fund’s investments goes down, you may lose money.

Management Fees	1.00%	0.95%134
12b-1 Fees	0.00%	0.00%
Other Expenses	0.29%	0.29%135
Total Gross Expenses	1.29%	1.24%
Waivers/Reimbursements	0.00%136	0.00%137
Total Net Expenses	1.29%	1.24%
Total Fund Assets by Share Class (as of 5-20-2009)	$118,250,373	$101,567,684
Performance History (as of 3-31-2009)
3 Mo.	1.27%	-3.30%
1 Yr.	-56.66%	-52.95%
3 Yrs.	-15.87%	-10.82%
5 Yrs.	0.78%	3.10%
10 Yrs.	5.65%	N/A

The percentage of the Van Eck Worldwide Insurance Trust – Worldwide Emerging Markets Fund assets that will be transferred to the NVIT – Gartmore NVIT Emerging Markets Fund: Class III pursuant to the Substitution is approximately 25% as of 3/31/09.  This comprised approximately 25% of the Existing Fund’s total assets as of 3/31/09.  (Another 0.3% of the assets (as of 3/31/09)

133 This underlying mutual fund assesses (or reserves the right to assess) a short-term trading fee.

134 Management fees have been restated to reflect the elimination of a performance-based management fee and implementation of an asset-based management fee equal to the lowest possible management fee under the previous performance-based fee structure, as approved by the Board of Trustees on September 18, 2008. Under no circumstances, during a six-month transition period will the management fee under the new fee structure exceed what the Adviser would have received under the old structure assuming maximum penalty for underperformance.

135 “Other Expenses” include administrative services fees which currently are 0.16%, but which are permitted to be as high as 0.25%. The full 0.25% in administrative services fees is not reflected in “Other Expenses” at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of administrative services fees were charged, total operating expenses would be 1.33%.

136 For the period May 1, 2009 through April 30, 2010, the Adviser contractually agreed to waive fees and reimburse certain operating expenses (excluding interest, dividends paid on securities sold short, trading expenses, taxes and extraordinary expenses) to the extent Total Annual Fund Operating Expenses exceed 1.50% of average daily net assets.

137 The Trust and the Adviser have entered into a written contract limiting operating expenses to 1.20% for all share classes until at least May 1, 2010. This limit excludes certain Fund expenses, including interest, taxes, brokerage commissions, Rule 12b-1 fees, fees paid pursuant to an Administrative Services Plan, short sale dividend expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles and other non-routine expenses not incurred in the ordinary course of the Fund’s business. The Trust is authorized to reimburse the Adviser for management fees previously waived or reduced and/or for expenses previously paid by the Adviser provided, however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement. Currently, all share classes are operating below the expense limit.

in Van Eck Worldwide Insurance Trust – Worldwide Emerging Markets Fund is proposed to be substituted into the NVIT – Gartmore NVIT Emerging Markets Fund: Class I.)
Shareholder approval of reliance on the discretion provided by the Manager of Managers Order (discussed in Section II.B.) was received on or about September 1, 2000.
The Section 26 Applicants believe that the Van Eck Worldwide Insurance Trust – Worldwide Emerging Markets Fund and the NVIT – Gartmore NVIT Emerging Markets Fund have similar investment objectives and substantially similar policies and risks.  Each of the portfolios must invest at least 80% of assets in securities of companies that are located in or derive a significant portion of their earnings or revenues from emerging market countries.  The Van Eck Worldwide Insurance Trust – Worldwide Emerging Markets Fund specifies that those companies may derive at least 50% of their revenues from emerging markets countries or must maintain at least 50% of their assets in emerging markets countries.  Both portfolios allow for the use of derivatives and mortgage-backed securities without specific limitations.  The NVIT – Gartmore NVIT Emerging Markets Fund does not indicate any specific limitations on its investments in derivatives and junk bonds.  As of 8/31/08, the most recent date available in Morningstar Direct as of 12/3/08, the NVIT – Gartmore NVIT Emerging Markets Fund did not hold any derivatives, high yield or mortgage backed securities.  In addition, as of 9/30/08, the Van Eck Worldwide Insurance Trust – Worldwide Emerging Markets Fund did not hold any mortgage backed securities and less than 1% of its net assets were in derivatives securities.
Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.

This proposed Substitution will impact the following Contracts:

Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide Provident VLI Separate Account 1	811-04460	033-02625	C000026805
Nationwide Provident VLI Separate Account 1	811-04460	033-42133	C000026802
Nationwide Provident VLI Separate Account 1	811-04460	333-82613	C000026806
Nationwide Provident VLI Separate Account A	811-08722	333-67775	C000026808
Nationwide Provident VLI Separate Account A	811-08722	333-71763	C000026803
Nationwide Provident VLI Separate Account A	811-08722	333-82611	C000026807
Nationwide Provident VLI Separate Account A	811-08722	333-84475	C000026801
Nationwide Variable Account-9	811-08241	333-79327	C000024726
Nationwide Variable Account-9	811-08241	333-53203	C000024723
Nationwide Variable Account-9	811-08241	333-52579	C000024732
Nationwide Variable Account-9	811-08241	333-28995	C000024720
Nationwide Variable Account-9	811-08241	333-56073	C000024734
Nationwide Variable Account-9	811-08241	333-28995	C000024727
Nationwide Variable Account-9	811-08241	333-28995	C000024730
Nationwide Variable Account-9	811-08241	333-53023	C000024725
Nationwide Variable Account-II	811-03330	002-75059	C000024495
Nationwide Variable Account-II	811-03330	033-67636	C000024501
Nationwide Variable Account-II	811-03330	033-60063	C000024502
Nationwide VLI Separate Account-2	811-05311	033-42180	C000025924
Nationwide VLI Separate Account-2	811-05311	033-62795	C000025923
Nationwide VLI Separate Account-4	811-08301	333-52617	C000025932
Nationwide VLI Separate Account-4	811-08301	333-52617	C000025933
Nationwide VLI Separate Account-4	811-08301	333-52615	C000025936
Nationwide VLI Separate Account-4	811-08301	333-31725	C000025928
Nationwide VLI Separate Account-4	811-08301	333-31725	C000026839
Nationwide VLI Separate Account-4	811-08301	333-94037	C000025934
Nationwide VLI Separate Account-4	811-08301	333-94037	C000025935
Nationwide VLI Separate Account-4	811-08301	333-69160	C000025937
Nationwide VLI Separate Account-4	811-08301	333-69160	C000025938
Nationwide VLI Separate Account-4	811-08301	333-83010	C000025929
Nationwide VLI Separate Account-4	811-08301	333-83010	C000025930

37.           Van Eck Worldwide Insurance Trust – Worldwide Emerging Markets Fund: Class R1138 replaced by NVIT – Gartmore NVIT Emerging Markets Fund: Class III139
	Existing Fund	Replacement Fund
	Van Eck Worldwide Insurance Trust – Worldwide Emerging Markets Fund: Class R1	NVIT – Gartmore NVIT Emerging Markets Fund: Class III
Adviser:	Van Eck Associates Corporation	Nationwide Fund Advisors
Sub-adviser:	N/A	Gartmore Global Partners
Investment Objective:	Long-term capital appreciation.	Long-term capital growth by investing primarily in equity securities of companies located in emerging market countries.
Investment Strategy:
Under normal conditions, the Fund will invest at least 80% of its assets (including net assets plus any amount of borrowing for investment purposes) in securities of companies that are organized in or maintain at least 50% of their assets in, or that derive at least 50% of their revenues from, emerging market countries. An emerging market country is any country that has been determined by an international organization, such as the World Bank, to have a low to middle income economy.  The Fund's policy of investing at least 80% of its assets in emerging markets securities may be changed by the Board of Trustees without a shareholder vote, although shareholders will be provided with a 60 days' notice of any such change.  Utilizing qualitative and quantitative measures, the Fund’s portfolio manager selects companies that have growth potential within their market niche, specifically focusing on small to mid cap names. Candidates for the portfolio are ranked based on their relative desirability based on a wide range of financial criteria and are regularly reviewed to insure that they continue to meet the ranking and desirability criteria.  The Fund’s emerging market investments include common stocks, preferred stocks (either convertible or nonconvertible), rights, warrants, direct equity interests in trusts, partnerships, joint ventures and other unincorporated entities or enterprises, convertible debt instruments and special classes of shares available only to foreigners in markets that restrict ownership of certain shares or classes to their own nationals or residents. Holdings may include issues denominated in currencies of emerging countries, investment companies (like country funds) that invest in emerging countries, and in American Depositary Receipts (ADRs), American Depositary Shares (ADSs), European Depositary Receipts (EDRs) and Global Depositary Receipts (GDRs) representing emerging markets securities.  The Fund may also invest in derivatives, including future contracts, forward contracts, options, swaps, structured notes and other similar securities, and in collateralized mortgage obligations (CMOs) and other mortgage and nonmortgage asset-backed securities.  The Fund generally emphasizes investments in equity securities, but may also invest in debt securities of any quality, as long as not more than 20% of its assets are held in debt securities rated below investment grade (“junk bonds”).  The Fund may also invest in derivative instruments whose value is linked to the price of hard assets, including commodities or commodity indices, to gain or hedge exposure to hard assets and hard assets securities. The Fund may purchase and sell financial and commodity futures contracts and options on financial futures and commodity contracts and may also write, purchase or sell put or call options on securities, foreign currencies, commodities and commodity indices, and structured notes.  The Fund may invest up to 20% of its net assets in financial options and futures, forward and spot currency contracts, swap transactions and other financial contracts or derivative instruments that are linked to or backed by commodities that are not hard assets.
The Fund may invest up to 20% of its net assets in securities issued by other investment companies (excluding money market funds), including open end and closed end funds and exchange traded funds (“ETFs”), subject to limitations under the Investment Company Act of 1940 (the “1940 Act”). The Fund may invest in investment companies which are sponsored or advised by the Adviser and/or its affiliates (each, a “Van Eck Investment Company”). However, in no event will the Fund invest more than 5% of its net assets in any single Van Eck Investment Company. To eliminate the duplication of fees, the Adviser will offset the advisory fee it charges to the Fund by the amount it collects as an advisory fee from the Van Eck Investment Company as a result of the Fund’s investment.  The Fund may borrow for liquidity or investment purposes, provided that the amount of borrowing is no more than one-third of the net assets of the Fund plus the amount of the borrowing.  The Fund may take temporary defensive positions in anticipation of or in an attempt to respond to adverse market, economic, political or other conditions. A defensive posture is designed to protect the Fund from an anticipated decline in the markets in which the Fund invests, but could have the effect of reducing the benefit from any market increase.

Under normal circumstances, the Fund invests at least 80% of the value of its net assets in equity securities issued by companies that are located in, or that derive a significant portion of their earnings or revenues from, emerging market countries. The Fund emphasizes companies that the subadviser believes have the potential to deliver unexpected earnings. The Fund may invest in companies of any size, including small- andmid-cap companies.
The subadviser looks for emerging markets that it believes offer the potential for strong economic growth, and tries to avoid emerging markets it believes might be politically or economically unstable. The subadviser assesses the valuation and growth rates both of a particular company and of the emerging market where the company is located. The subadviser conducts proprietary research in order to form an independent perspective that provides a basis for valuing stocks. By comparing its own valuations of individual companies to those of the market, the subadviser seeks to pinpoint companies whose prospects appear different from the market’s consensus.
The Fund also may use derivatives, such as futures and options, either as a substitute for taking a position in an underlying asset, to increase returns or as part of a hedging strategy. The Fund may engage in active and frequent trading of portfolio securities.
The subadviser typically sells a security if it appears to no longer offer the potential for unexpected earnings. The subadviser specifically monitors:
• earnings revisions and surprises;
• stock price performance and
• any information indicating a change in the industry or franchise assessment of a company.
NFA has selected Gartmore Global Partners as subadviser to manage the Fund’s portfolio on a day-to-day basis.

Principal Risks:
An investment in the Fund involves the risk of losing money.  The Fund is subject to the risks associated with its investments in emerging market securities, which tend to be more volatile and less liquid than securities traded in developed countries.  The Fund's investments in foreign securities involve risks related to adverse political and economic developments unique to a country or a region, currency fluctuations or controls, and the possibility of arbitrary action by foreign governments, including the takeover of property without adequate compensation or imposition of prohibitive taxation.
The Fund is also subject to inflation risk, which is the potential that money will decrease in value and thereby decrease the value of the assets in which it is invested, and short-sales risk, such as a risk of loss that the security that was sold short increases in value. The Fund is also subject to risks associated with investments in derivatives, commodity-linked instruments, illiquid securities, and asset-backed securities and CMOs. In addition, the Fund is subject to risks associated with investments in debt securities, including credit risk (the possibility that an issuer may default by failing to repay both interest and principal), interest rate risk (the potential that the value of a security will decrease due to a rise in interest rates), and the risk of investing in debt securities rated below investment grade ("junk bonds").  The Fund is subject to risks associated with investments in other investment companies, which include the risks associated with the underlying investment company's portfolio. To the extent that the Fund invests in small or mid-cap companies, it is subject to certain risks such as price volatility, low trading volume and illiquidity. The Fund is classified as a non-diversified fund under the 1940 Act, which means that the Fund is not required to invest in a minimum number of different securities, and therefore is subject to non-diversification risk. The Fund's overall portfolio may be affected by changes in the value of a small number of securities.  Because the Fund may borrow to buy more securities and for other purposes, it is subject to the risks associated with leverage. Leverage exaggerates the effect of rises or falls in prices of securities bought with borrowed money, and entails costs associated with borrowing, including fees and interest.  An investment in the Fund should be considered part of an overall investment program, rather than a complete investment program.  For more information about these risks, see the “Additional Investment Strategies" section.

The Fund cannot guarantee that it will achieve its investment objective.
As with any fund, the value of the Fund’s investments – and therefore, the value of Fund shares – may fluctuate. These changes may occur because of,
• earnings revisions and surprises;
• stock price performance and
• any information indicating a change in the industry or franchise assessment of a company.
among other things:
Foreign securities risk – foreign securities may be more volatile, harder to price and less liquid than U.S. securities. The prices of foreign securities may be further affected by other factors, such as changes in the exchange rates between the dollar and the currencies in which the securities are traded.
Emerging markets risk – a magnification of the risks that apply to all foreign investments. These risks are greater for securities of companies in emerging market countries because the countries may have less stable governments, more volatile currencies and less established markets.
Stock market risk – the Fund could lose value if the individual stocks in which it invests or overall stock markets in which such stocks trade go down.
Small- and mid-cap securities risk – in general, stocks of small- and mid-cap companies may be more volatile and less liquid than larger company stocks.
Derivatives risk – the Fund may experience a significant loss or otherwise lose opportunities for gains if it uses certain derivatives (e.g., options, futures, forwards and forward commitments, and swap agreements) when the security prices, interest rates, currency values or other such measures underlying derivatives change in unexpected ways. In addition, derivatives may involve additional expenses, which can reduce any benefit or increase any loss to the Fund from using a derivatives strategy. Derivatives also present default risks if the counterparty to a derivatives contract fails to fulfill its obligations to the Fund.  The Fund is classified as a diversified fund under the 1940 Act.
Portfolio turnover – a higher portfolio turnover rate results in higher transaction costs for the Fund, and may increase the volatility of the Fund.
If the value of the Fund’s investments goes down, you may lose money.

Management Fees	1.00%	0.95%140
12b-1 Fees	0.00%	0.00%
Other Expenses	0.29%	0.29%141
Total Gross Expenses	1.29%	1.24%
Waivers/Reimbursements	0.00%142	0.00%143
Total Net Expenses	1.29%	1.24%
Total Fund Assets by Share Class (as of 5-20-2009)	$37,131,840	$101,567,684
Performance History (as of 3-31-2009)
3 Mo.	1.27%	-3.30%
1 Yr.	-56.64%	-52.95%
3 Yrs.	-15.85%	-10.82%
5 Yrs.	0.78%	3.10%
10 Yrs.	5.65%	N/A

The percentage of the Existing Fund’s assets in Class R that will be transferred to the Replacement Fund pursuant to the Substitution is approximately 42% as of 3/31/09.  This comprised approximately 10% of the Existing Fund’s total assets as of 3/31/09.
Shareholder approval of reliance on the discretion provided by the Manager of Managers Order (discussed in Section II.B.) was received on or about September 1, 2000

138 This underlying mutual fund assesses (or reserves the right to assess) a short-term trading fee.

139 This underlying mutual fund assesses (or reserves the right to assess) a short-term trading fee.

140 Management fees have been restated to reflect the elimination of a performance-based management fee and implementation of an asset-based management fee equal to the lowest possible management fee under the previous performance-based fee structure, as approved by the Board of Trustees on September 18, 2008. Under no circumstances, during a six-month transition period will the management fee under the new fee structure exceed what the Adviser would have received under the old structure assuming maximum penalty for underperformance.

141 “Other Expenses” include administrative services fees which currently are 0.16%. The full 0.25% in administrative services fees is not reflected in “Other Expenses” at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of administrative services fees were charged, total operating expenses would be 1.33%.

142 For the period May 1, 2009 through April 30, 2010, the Adviser contractually agreed to waive fees and reimburse certain operating expenses (excluding interest, dividends paid on securities sold short, trading expenses, taxes and extraordinary expenses) to the extent Total Annual Fund Operating Expenses exceed 1.50% of average daily net assets.

143 The Trust and the Adviser have entered into a written contract limiting operating expenses to 1.20% for all share classes until at least May 1, 2010. This limit excludes certain Fund expenses, including interest, taxes, brokerage commissions, Rule 12b-1 fees, fees paid pursuant to an Administrative Services Plan, short sale dividend expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles and other non-routine expenses not incurred in the ordinary course of the Fund’s business. The Trust is authorized to reimburse the Adviser for management fees previously waived or reduced and/or for expenses previously paid by the Adviser provided, however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement. Currently, all share classes are operating below the expense limit.

The Section 26 Applicants believe that the Van Eck Worldwide Insurance Trust – Worldwide Emerging Markets Fund and the NVIT – Gartmore NVIT Emerging Markets Fund have similar investment objectives and substantially similar policies and risks.  Each of the portfolios must invest at least 80% of assets in securities of companies that are located in or derive a significant portion of their earnings or revenues from emerging market countries.  The Van Eck Worldwide Insurance Trust – Worldwide Emerging Markets Fund specifies that those companies may derive at least 50% of their revenues from emerging markets countries or must maintain at least 50% of their assets in emerging markets countries.  Both portfolios allow for the use of derivatives and mortgage-backed securities without specific limitations.  The NVIT – Gartmore NVIT Emerging Markets Fund does not indicate any specific limitations on its investments in derivatives and junk bonds.  As of 8/31/08, the most recent date available in Morningstar Direct as of 12/3/08, the NVIT – Gartmore NVIT Emerging Markets Fund did not hold any derivatives, high yield or mortgage backed securities.  In addition, as of 9/30/08, the Van Eck Worldwide Insurance Trust – Worldwide Emerging Markets Fund did not hold any mortgage backed securities and less than 1% of its net assets were in derivatives securities.
Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.
This proposed Substitution will impact the following Contracts:

Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide Provident VLI Separate Account 1	811-04460	033-02625	C000026805
Nationwide Provident VLI Separate Account 1	811-04460	033-42133	C000026802
Nationwide Provident VLI Separate Account 1	811-04460	333-82613	C000026806

Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide Provident VLI Separate Account A	811-08722	333-67775	C000026808
Nationwide Provident VLI Separate Account A	811-08722	333-71763	C000026803
Nationwide Provident VLI Separate Account A	811-08722	333-82611	C000026807
Nationwide Provident VLI Separate Account A	811-08722	333-84475	C000026801
Nationwide Variable Account-9	811-08241	333-53203	C000024723
Nationwide Variable Account-9	811-08241	333-52579	C000024732
Nationwide Variable Account-9	811-08241	333-28995	C000024720
Nationwide Variable Account-9	811-08241	333-56073	C000024734
Nationwide Variable Account-9	811-08241	333-28995	C000024727
Nationwide Variable Account-9	811-08241	333-28995	C000024730
Nationwide Variable Account-9	811-08241	333-53023	C000024725
Nationwide Variable Account-II	811-03330	002-75059	C000024495
Nationwide Variable Account-II	811-03330	033-67636	C000024501
Nationwide Variable Account-II	811-03330	033-60063	C000024502

38.           Wells Fargo Advantage Variable Trust – Wells Fargo Advantage VT Discovery Fund replaced by NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class I
	Existing Fund	Replacement Fund
	Wells Fargo Advantage Variable Trust – Wells Fargo Advantage VT Discovery Fund	NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class I
Adviser:	Wells Fargo Funds Management, LLC	Nationwide Fund Advisors
Sub-adviser:	Cooke & Bieler, L.P.	American Century Investment Management Inc. Neuberger Berman Management Inc.
Investment Objective:	Long-term capital appreciation.	Long-term capital growth.
Investment Strategy:
We invest in equity securities of small- and medium-capitalization companies that we believe offer favorable opportunities for growth. We define small- and medium capitalization companies as those with market capitalizations at the time of purchase equal to or lower than the company with the largest market capitalization in the Russell Midcap® Index, which was $41.7 billion as of December 31, 2007, and is expected to change frequently. We may also invest in equity securities of foreign issuers through ADRs and similar investments. Furthermore, we may use futures, options or swap agreements, as well as other derivatives, to manage risk or to enhance return.
We seek to identify companies that have the prospect for improving sales and earnings growth rates, enjoy a competitive advantage (for example, dominant market share) and that we believe have effective management with a history of making investments that are in the best interests of shareholders (for example, companies with a history of earnings and sales growth that are in excess of total asset growth).  We pay particular attention to balance sheets metrics such as changes in working capital, property, plant and equipment growth, inventory levels, accounts receivable, and acquisitions.  We also look at how management teams allocate capital in order to drive future cash flow.  We typically use a discounted cash flow model to assess a firm’s intrinsic value in order to set price objectives.  In addition to meeting with management, we survey a company’s vendors, distributors, competitors and customers to obtain multiple perspectives that help us make better investment decisions.  Portfolio holdings are continuously monitored for changes in fundamentals and their upside potential to fair valuation, which we define as the value of the company (i.e., our price target for the stock) relative to where the stock is currently trading.  We may invest in any sector, and at times we may emphasize one or more particular sectors.  We may choose to sell a holding when it no longer offers favorable growth prospects or to take advantage of a better investment opportunity.  We may actively trade portfolio securities.
The Fund may hold some of its assets in cash or in money market instruments, including U.S. Government obligations, shares of other mutual funds and repurchase agreements, or make other short-term investments to either maintain liquidity or for short-term defensive purposes when we believe it is in the best interests of the shareholders to do so.  During these periods, the Fund may not achieve its objective.

Under normal conditions, the Fund invests at least 80% of the value of its net assets in equity securities issued by mid-cap companies, utilizing a growth style of investing.  In other words, the Fund seeks companies whose earnings are expected to grow consistently faster than those of other companies.  Equity securities in which the Fund invests are primarily common stock, although they may include other equity securities, such as preferred stock or convertible securities.  The Fund may also invest in equity securities of companies that are located outside the United States, and in derivatives, such as futures, options, swaps and other hybrid financial instruments.
The Fund consists of two sleeves, or portions, managed by different subadvisers.  Nationwide Fund Advisors (“NFA”) is the Fund’s investment adviser and selects the Fund’s subadvisers and monitors their performance on an ongoing basis.  The subadvisers have been chosen because they approach investing in mid-cap securities in a different manner from each other, and NFA believes that diversification among securities and investment styles could increase the potential for investment return and potentially reduce risk and volatility.
Pursuant to a Manager-of-Managers Exemptive Order that the Trust received from the Securities and Exchange Commission, NFA may allocate and reallocate Fund assets to or among unaffiliated subadvisers at any time, subject to the approval of the Board of Trustees of the Trust. In addition, certain subadvisers may have limits as to the amount of assets that the subadviser will manage.  The two sleeves are each managed as follows:
NEUBERGER BERMAN MANAGEMENT INC.
(“NEUBERGER BERMAN”) – uses a disciplined investment strategy when selecting growth stocks. Using fundamental research and quantitative analysis, Neuberger Berman seeks fast-growing companies with above average sales and competitive returns on equity relative to their peers. In doing so, Neuberger Berman analyzes such factors as:
* financial condition (such as debt to equity ratio);
* market share and competitive leadership of the company’s products;
* earnings growth relative to competitors and k market valuation in comparison to a stock’s own historical norms and the stocks of other mid-cap companies.
Neuberger Berman follows a disciplined selling strategy and may sell a stock when it fails to perform as expected, or when other opportunities appear more attractive.
AMERICAN CENTURY INVESTMENT MANAGEMENT, INC. (“AMERICAN CENTURY”) – using a proprietary investment strategy, American Century makes its investment decisions primarily on analysis of individual companies, rather than on broad economic forecasts, based on the belief that, over the long term, stock price movements follow growth in earnings and revenues.  American Century tracks financial information for thousands of individual companies to identify and evaluate trends in earnings, revenues and other business fundamentals. The portfolio managers’ principal analytical technique involves identifying companies with earnings and revenues that are not only growing, but which are growing at an accelerating pace. This includes companies whose growth rates are negative, although less negative than in earlier periods, and companies whose growth rates are expected to accelerate. In addition to accelerating growth, American Century also considers companies demonstrating price strength relative to their peers.  American Century generally does not attempt to time the market. Instead, it intends to keep its sleeve fully invested in stocks regardless of general stock price movement.

Principal Risks:
The Fund is primarily subject to the risks mentioned below.
•Active Trading Risk
•Counter-Party Risk
•Derivatives Risk
•Foreign Investment Risk
•Growth Style Investment Risk
•Issuer Risk
•Leverage Risk
•Liquidity Risk
•Management Risk
•Market Risk
•Regulatory Risk
•Smaller Company Securities Risk
These and other risks could cause you to lose money in your investment in the Fund and could adversely affect the Fund’s net asset value and total return.

The Fund cannot guarantee that it will achieve its investment objective.  As with any mutual fund, the value of the Fund’s investments – and therefore, the value of Fund shares – may fluctuate. These changes may occur because of:
Stock market risk – the Fund could lose value if the individual stocks in which it invests or overall stock markets in which such stocks trade go down.
Mid-cap risk – stocks of mid-sized companies may be more volatile and less liquid than larger company stocks.
Growth style risk – growth investing involves buying stocks that have relatively high price-to-earnings ratios.  Growth stocks may be more volatile than other stocks because they are generally more sensitive to investor perceptions and market movements. During periods of growth stock underperformance, the Fund’s performance may suffer and underperform other equity funds that use different investing styles.
Foreign securities risk – foreign securities may be more volatile, harder to price and less liquid than U.S. securities. The prices of foreign securities may be further affected by other factors, such as changes in the exchange rates between the dollar and the currencies in which the securities are traded.
Derivatives risk – derivatives can disproportionately increase losses and reduce opportunities for gains when the security prices, interest rates, currency values, or other such measures underlying derivatives change in unexpected ways. They also present default risks if the counterparty to a derivatives contract fails to fulfill its obligations to the Fund.
Multi-manager risk – while NFA, as the Fund’s investment adviser, monitors each subadviser and the overall management of the Fund, each subadviser makes investment decisions independently from NFA and the other subadvisers. It is possible that the security selection process of one subadviser will not complement that of the other subadvisers. As a result, the Fund’s exposure to a given security, industry sector or market capitalization could be smaller or larger than if the Fund were managed by a single subadviser, which could affect the Fund’s performance.
Portfolio turnover risk a higher portfolio turnover rate increases transaction costs and as a result may adversely impact the Fund’s performance and may increase share price volatility.
If the value of the Fund’s investments goes down, you may lose money.

Management Fees	0.76%144	0.75%
12b-1 Fees	0.25%	0.00%
Other Expenses	0.27%	0.22%145
Total Gross Expenses	1.28%	0.97%
Waivers/Reimbursements	0.12%146	0.08%147
Total Net Expenses	1.16%	0.89%
Total Fund Assets by Share Class (as of 5-20-2009)	$112,723,313	$87,712,589
Performance History (as of 3-31-2009)
3 Mo.	-3.40%	-3.79%
1 Yr.	-35.19%	-34.87%
3 Yrs.	-12.07%	N/A
5 Yrs.	-2.05%	N/A
10 Yrs.	3.95%	N/A

The percentage of the Existing Fund’s assets that will be transferred to the Replacement Fund pursuant to the Substitution is approximately 29% as of 3/31/09.  This comprised approximately 29% of the Existing Fund’s total assets as of 3/31/09.  (Another 0.02% of the assets (as of 3/31/09) of Wells Fargo Advantage Variable Trust – Wells Fargo Advantage VT Discovery Fund is proposed to be substituted into the NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class II.)
Shareholder approval of reliance on the discretion provided by the Manager of Managers Order (discussed in Section II.B.) was received on or about March 24, 2008, at which time total Fund assets were $4,833,333.
The Section 26 Applicants believe that the Wells Fargo Advantage Variable Trust – Wells Fargo Advantage VT Discovery Fund and the NVIT – NVIT Multi-Manager Mid Cap Growth Fund have similar investment objectives and substantially similar policies and risks.  The NVIT – NVIT Multi-Manager Mid Cap Growth Fund states that it will invest at least 80% of

144 The following advisory fee schedule is charged to the Fund as a percentage of the Fund’s average daily net assets:
0.75% for the first $500 million;
0.70% for the next $500 million;
0.65% for the next $2 billion;
0.625% for the next $2 billion; and
0.60% for assets over $5 billion.

145 “Other Expenses” include administrative services fees which currently are 0.07%, but which are permitted to be as high as 0.25%.  The full 0.25% in administrative services fees is not reflected in “Other Expenses” at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of administrative services fees were charged, total operating expenses (after fee waivers/expense reimbursements) would be 1.07%.

146 The adviser has committed through April 30, 2010 to waive fees and/or reimburse expenses to the extent necessary to maintain the Fund’s net operating expenses, excluding brokerage commissions, interest, taxes, extraordinary expenses and the expenses of any money market fund or other fund held by the Fund, do not exceed the net operating expense ratio of 1.15%.The committed net operating expense ratio may be increased only with approval of the Board of Trustees.

147 The Trust and the Adviser have entered into a written contract limiting operating expenses to 0.82% for all share classes until at least May 1, 2010. This limit excludes certain Fund expenses, including any interest, taxes, brokerage commissions, Rule 12b-1 fees, fees paid pursuant to an Administrative Services Plan, short-sale dividend expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles and other non-routine expenses not incurred in the ordinary course of the Fund’s business. The Trust is authorized to reimburse the Adviser for management fees previously waived or reduced and/or for expenses previously paid by the Adviser, provided however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement.

assets in mid cap stocks.  The Wells Fargo Advantage Variable Trust – Wells Fargo Advantage VT Discovery Fund states that it will invest at least 80% in medium-sized or smaller sized companies.  Both portfolios retain the right to invest in securities outside of the United States.  The Wells Fargo Advantage Variable Trust – Wells Fargo Advantage VT Discovery Fund will invest up to 25% of the fund’s assets in foreign issuers through ADRs and similar investments.  Both portfolios may invest in preferred securities and convertible securities.  As of 8/31/08, the most recent date available in Morningstar Direct as of 12/3/08, the NVIT – NVIT Multi-Manager Mid Cap Growth Fund did not hold any derivatives securities, but did hold 4% of its net assets in foreign securities.  In addition, as of 7/31/08, the Wells Fargo Advantage Variable Trust – Wells Fargo Advantage VT Discovery Fund did not hold any derivatives or foreign securities.
Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.
This proposed Substitution will impact the following Contracts:
Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide Variable Account-II	811-03330	002-75059	C000024495
Nationwide Variable Account-II	811-03330	033-67636	C000024501
Nationwide VLI Separate Account-2	811-05311	033-42180	C000025924
Nationwide VLI Separate Account-2	811-05311	033-62795	C000025923
Nationwide Provident VLI Separate Account 1	811-04460	033-42133	C000026802
Nationwide Provident VLI Separate Account 1	811-04460	333-82613	C000026806
Nationwide Provident VLI Separate Account A	811-08722	333-67775	C000026808
Nationwide Provident VLI Separate Account A	811-08722	333-71763	C000026803
Nationwide Provident VLI Separate Account A	811-08722	333-82611	C000026807
Nationwide Provident VLI Separate Account A	811-08722	333-84475	C000026801

39.           Wells Fargo Advantage Variable Trust – Wells Fargo Advantage VT Discovery Fund replaced by NVIT – NVIT Multi-Manager Mid Cap Growth Fund:
Class II
	Existing Fund	Replacement Fund
	Wells Fargo Advantage Variable Trust – Wells Fargo Advantage VT Discovery Fund	NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class II
Adviser:	Wells Fargo Funds Management, LLC	Nationwide Fund Advisors
Sub-adviser:	Cooke & Bieler, L.P.	American Century Investment Management Inc. Neuberger Berman Management Inc.
Investment Objective:	Long-term capital appreciation.	Long-term capital growth.
Investment Strategy:
We invest in equity securities of small- and medium-capitalization companies that we believe offer favorable opportunities for growth. We define small- and medium capitalization companies as those with market capitalizations at the time of purchase equal to or lower than the company with the largest market capitalization in the Russell Midcap® Index, which was $41.7 billion as of December 31, 2007, and is expected to change frequently. We may also invest in equity securities of foreign issuers through ADRs and similar investments. Furthermore, we may use futures, options or swap agreements, as well as other derivatives, to manage risk or to enhance return.
We seek to identify companies that have the prospect for improving sales and earnings growth rates, enjoy a competitive advantage (for example, dominant market share) and that we believe have effective management with a history of making investments that are in the best interests of shareholders (for example, companies with a history of earnings and sales growth that are in excess of total asset growth).  We pay particular attention to balance sheets metrics such as changes in working capital, property, plant and equipment growth, inventory levels, accounts receivable, and acquisitions.  We also look at how management teams allocate capital in order to drive future cash flow.  We typically use a discounted cash flow model to assess a firm’s intrinsic value in order to set price objectives.  In addition to meeting with management, we survey a company’s vendors, distributors, competitors and customers to obtain multiple perspectives that help us make better investment decisions.  Portfolio holdings are continuously monitored for changes in fundamentals and their upside potential to fair valuation, which we define as the value of the company (i.e., our price target for the stock) relative to where the stock is currently trading.  We may invest in any sector, and at times we may emphasize one or more particular sectors.  We may choose to sell a holding when it no longer offers favorable growth prospects or to take advantage of a better investment opportunity.  We may actively trade portfolio securities.
The Fund may hold some of its assets in cash or in money market instruments, including U.S. Government obligations, shares of other mutual funds and repurchase agreements, or make other short-term investments to either maintain liquidity or for short-term defensive purposes when we believe it is in the best interests of the shareholders to do so.  During these periods, the Fund may not achieve its objective.

Under normal conditions, the Fund invests at least 80% of the value of its net assets in equity securities issued by mid-cap companies, utilizing a growth style of investing.  In other words, the Fund seeks companies whose earnings are expected to grow consistently faster than those of other companies.  Equity securities in which the Fund invests are primarily common stock, although they may include other equity securities, such as preferred stock or convertible securities.  The Fund may also invest in equity securities of companies that are located outside the United States, and in derivatives, such as futures, options, swaps and other hybrid financial instruments.
The Fund consists of two sleeves, or portions, managed by different subadvisers.  Nationwide Fund Advisors (“NFA”) is the Fund’s investment adviser and selects the Fund’s subadvisers and monitors their performance on an ongoing basis.  The subadvisers have been chosen because they approach investing in mid-cap securities in a different manner from each other, and NFA believes that diversification among securities and investment styles could increase the potential for investment return and potentially reduce risk and volatility.
Pursuant to a Manager-of-Managers Exemptive Order that the Trust received from the Securities and Exchange Commission, NFA may allocate and reallocate Fund assets to or among unaffiliated subadvisers at any time, subject to the approval of the Board of Trustees of the Trust. In addition, certain subadvisers may have limits as to the amount of assets that the subadviser will manage.  The two sleeves are each managed as follows:
NEUBERGER BERMAN MANAGEMENT INC.
(“NEUBERGER BERMAN”) – uses a disciplined investment strategy when selecting growth stocks. Using fundamental research and quantitative analysis, Neuberger Berman seeks fast-growing companies with above average sales and competitive returns on equity relative to their peers. In doing so, Neuberger Berman analyzes such factors as:
* financial condition (such as debt to equity ratio);
* market share and competitive leadership of the company’s products;
* earnings growth relative to competitors and k market valuation in comparison to a stock’s own historical norms and the stocks of other mid-cap companies.
Neuberger Berman follows a disciplined selling strategy and may sell a stock when it fails to perform as expected, or when other opportunities appear more attractive.
AMERICAN CENTURY INVESTMENT MANAGEMENT, INC. (“AMERICAN CENTURY”) – using a proprietary investment strategy, American Century makes its investment decisions primarily on analysis of individual companies, rather than on broad economic forecasts, based on the belief that, over the long term, stock price movements follow growth in earnings and revenues.  American Century tracks financial information for thousands of individual companies to identify and evaluate trends in earnings, revenues and other business fundamentals. The portfolio managers’ principal analytical technique involves identifying companies with earnings and revenues that are not only growing, but which are growing at an accelerating pace. This includes companies whose growth rates are negative, although less negative than in earlier periods, and companies whose growth rates are expected to accelerate. In addition to accelerating growth, American Century also considers companies demonstrating price strength relative to their peers.  American Century generally does not attempt to time the market. Instead, it intends to keep its sleeve fully invested in stocks regardless of general stock price movement.

Principal Risks:
The Fund is primarily subject to the risks mentioned below.
•Active Trading Risk
•Counter-Party Risk
•Derivatives Risk
•Foreign Investment Risk
•Growth Style Investment Risk
•Issuer Risk
•Leverage Risk
•Liquidity Risk
•Management Risk
•Market Risk
•Regulatory Risk
•Smaller Company Securities Risk
These and other risks could cause you to lose money in your investment in the Fund and could adversely affect the Fund’s net asset value and total return.

The Fund cannot guarantee that it will achieve its investment objective.  As with any mutual fund, the value of the Fund’s investments – and therefore, the value of Fund shares – may fluctuate. These changes may occur because of:
Stock market risk – the Fund could lose value if the individual stocks in which it invests or overall stock markets in which such stocks trade go down.
Mid-cap risk – stocks of mid-sized companies may be more volatile and less liquid than larger company stocks.
Growth style risk – growth investing involves buying stocks that have relatively high price-to-earnings ratios.  Growth stocks may be more volatile than other stocks because they are generally more sensitive to investor perceptions and market movements. During periods of growth stock underperformance, the Fund’s performance may suffer and underperform other equity funds that use different investing styles.
Foreign securities risk – foreign securities may be more volatile, harder to price and less liquid than U.S. securities. The prices of foreign securities may be further affected by other factors, such as changes in the exchange rates between the dollar and the currencies in which the securities are traded.
Derivatives risk – derivatives can disproportionately increase losses and reduce opportunities for gains when the security prices, interest rates, currency values, or other such measures underlying derivatives change in unexpected ways. They also present default risks if the counterparty to a derivatives contract fails to fulfill its obligations to the Fund.
Multi-manager risk – while NFA, as the Fund’s investment adviser, monitors each subadviser and the overall management of the Fund, each subadviser makes investment decisions independently from NFA and the other subadvisers. It is possible that the security selection process of one subadviser will not complement that of the other subadvisers. As a result, the Fund’s exposure to a given security, industry sector or market capitalization could be smaller or larger than if the Fund were managed by a single subadviser, which could affect the Fund’s performance.
Portfolio turnover risk a higher portfolio turnover rate
increases transaction costs and as a result may adversely impact the Fund’s performance and may increase share price volatility.
If the value of the Fund’s investments goes down, you may lose money.

Management Fees	0.76%148	0.75%
12b-1 Fees	0.25%	0.25%
Other Expenses	0.27%	0.22%149
Total Gross Expenses	1.28%	1.22%
Waivers/Reimbursements	0.12%150	0.08%151
Total Net Expenses	1.16%	1.14%
Total Fund Assets by Share Class (as of 5-20-2009)	$112,723,313	$134,241,845
Performance History (as of 3-31-2009)
3 Mo.	-3.40%	-3.79%
1 Yr.	-35.19%	-34.91%
3 Yrs.	-12.07%	N/A
5 Yrs.	-2.05%	N/A
10 Yrs.	3.95%	N/A

The percentage of the Existing Fund’s assets that will be transferred to the Replacement Fund pursuant to the Substitution is approximately less than 1% as of 3/31/09.  This comprised approximately 0.02% of the Existing Fund’s total assets as of 3/31/09.  (Another 29% of the assets (as of 3/31/09) of Wells Fargo Advantage Variable Trust – Wells Fargo Advantage VT Discovery Fund is proposed to be substituted into the NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class I.)
Shareholder approval of reliance on the discretion provided by the Manager of Managers Order (discussed in Section II.B.) was received on or about March 24, 2008, at which time total Fund assets were $4,833,333.
The Section 26 Applicants believe that the Wells Fargo Advantage Variable Trust – Wells Fargo Advantage VT Discovery Fund and the NVIT – NVIT Multi-Manager Mid Cap Growth Fund have similar investment objectives and substantially similar policies and risks.  The NVIT – NVIT Multi-Manager Mid Cap Growth Fund states that it will invest at least 80% of

148 The following advisory fee schedule is charged to the Fund as a percentage of the Fund’s average daily net assets:
0.75% for the first $500 million;
0.70% for the next $500 million;
0.65% for the next $2 billion;
0.625% for the next $2 billion; and
0.60% for assets over $5 billion.

149 “Other Expenses” include administrative services fees which currently are 0.07%, but which are permitted to be as high as 0.25%.  The full 0.25% in administrative services fees is not reflected in “Other Expenses” at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of administrative services fees were charged, total operating expenses (after fee waivers/expense reimbursements) would be 1.32%.

150 The adviser has committed through April 30, 2010 to waive fees and/or reimburse expenses to the extent necessary to maintain the Fund’s net operating expenses, excluding brokerage commissions, interest, taxes, extraordinary expenses and the expenses of any money market fund or other fund held by the Fund, do not exceed the net operating expense ratio of 1.15%.The committed net operating expense ratio may be increased only with approval of the Board of Trustees.

151 The Trust and the Adviser have entered into a written contract limiting operating expenses to 0.82% for all share classes until at least May 1, 2010. This limit excludes certain Fund expenses, including any interest, taxes, brokerage commissions, Rule 12b-1 fees, fees paid pursuant to an Administrative Services Plan, short-sale dividend expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles and other non-routine expenses not incurred in the ordinary course of the Fund’s business. The Trust is authorized to reimburse the Adviser for management fees previously waived or reduced and/or for expenses previously paid by the Adviser, provided however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement.

assets in mid cap stocks.  The Wells Fargo Advantage Variable Trust – Wells Fargo Advantage VT Discovery Fund states that it will invest at least 80% in medium-sized or smaller sized companies.  Both portfolios retain the right to invest in securities outside of the United States.  The Wells Fargo Advantage Variable Trust – Wells Fargo Advantage VT Discovery Fund will invest up to 25% of the fund’s assets in foreign issuers through ADRs and similar investments.  Both portfolios may invest in preferred securities and convertible securities.  As of 8/31/08, the most recent date available in Morningstar Direct as of 12/3/08, the NVIT – NVIT Multi-Manager Mid Cap Growth Fund did not hold any derivatives securities, but did hold 4% of its net assets in foreign securities.  In addition, as of 7/31/08, the Wells Fargo Advantage Variable Trust – Wells Fargo Advantage VT Discovery Fund did not hold any derivatives or foreign securities.
Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.
This proposed Substitution will impact the following Contracts:
Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide Variable Account-II	811-03330	033-60063	C000024502
Nationwide Variable Account-II	811-03330	333-104513	C000068828

40.           Wells Fargo Advantage Variable Trust – Wells Fargo Advantage VT Opportunity Fund: Investor Class replaced by NVIT – NVIT Multi-Manager Mid Cap Value Fund: Class II
	Existing Fund	Replacement Fund
	Wells Fargo Advantage Variable Trust – Wells Fargo Advantage VT Opportunity Fund: Investor Class	NVIT – NVIT Multi-Manager Mid Cap Value Fund: Class II
Adviser:	Wells Fargo Funds Management, LLC	Nationwide Fund Advisors
Sub-adviser:	Cooke & Bieler, L.P.	American Century Investment Management, Inc. RiverSource Investments, LLC Thompson, Siegel & Walmsley LLC
Investment Objective:	Long-term capital appreciation	Long term capital appreciation.
Investment Strategy:
We invest in principally equity securities of medium-capitalization companies, which we define as those within the range of market capitalizations of companies in the Russell Midcap® Index. The range of the Russell Midcap® Index was $4.5 billion to $41.7 billion as of December 31, 2007, and is expected to change frequently. Furthermore, we may use futures, options or swap agreements, as well as other derivatives, to manage risk or to enhance return. We reserve the right to hedge the portfolio’s foreign currency exposure by purchasing or selling currency futures and foreign currency forward contracts. However, under normal circumstances, we will not engage in extensive foreign currency hedging.
We invest in equity securities of medium-capitalization companies that we believe are under-priced yet have attractive growth prospects.  Our analysis is based on the determination of a company’s “private market value,” which is the price an investor would be willing to pay for the entire company.  We determine a company’s private market value based upon several types of analysis.  We carry out a fundamental analysis of a company’s cash flows, asset valuations, competitive situation and industry specific factors.  We also gauge the company’s management strength, financial health, and growth potential in determining a company’s private market value.  We place an emphasis on a company’s management, even meeting with management in certain situations.  Finally, we focus on the long-term strategic direction of a company.  We then compare the private market value as determined by these factors to the company’s public market capitalization, and invest in the equity securities of those companies where we believe there is a significant gap between the two.
We may sell an investment when its market price no longer compares favorably with the company’s private market value.  In addition, we may choose to sell an investment where the fundamentals deteriorate of the strategy of the management or the management itself changes.
The Fund may hold some of its assets in cash or in money market instruments, including U.S. Government obligations, shares of other mutual funds and repurchase agreements, or make other short-term investments to either maintain liquidity or for short-term defensive purposes when we believe it is in the best interests of t he shareholders to do so.  During these periods, the Fund may not achieve its objective.

Under normal conditions, the Fund invests at least 80% of the value of its net assets in equity securities issued by mid-cap companies, utilizing a value style of investing.  In other words, the Fund seeks companies whose stock price may not reflect the company’s value. Equity securities in which the Fund invests are primarily common stock, although they may include other equity securities, such as preferred stock or convertible securities.  The Fund may also invest in equity securities of companies that are located outside the United States, and in derivatives, such as futures, options, swaps and other hybrid financial instruments.
The Fund consists of three sleeves, or portions, managed by different subadvisers.  Nationwide Fund Advisors (“NFA”) is the Fund’s investment adviser and selects the Fund’s subadvisers and monitors their performance on an ongoing basis.  The subadvisers have been chosen because they approach investing in mid-cap securities in a different manner from each other, and NFA believes that diversification among securities and investment styles could increase the potential for investment return and potentially reduce risk and volatility.
Pursuant to a Manager-of-Managers Exemptive Order that the Trust received from the Securities and Exchange Commission, NFA may allocate and reallocate Fund assets to or among unaffiliated subadvisers at any time, subject to the approval of the Board of Trustees of the Trust. In addition, certain subadvisers may have limits as to the amount of assets that the subadviser will manage.  The three sleeves are each managed as follows:
AMERICAN CENTURY INVESTMENT MANAGEMENT,
INC. (“AMERICAN CENTURY”) – American Century attempts to purchase the stocks of companies that are temporarily out of favor and hold each stock until it has returned to favor in the market and the price has increased to, or is higher than, a level the portfolio managers believe more accurately reflects the fair value of the company. To identify these companies, American
Century looks for companies with earnings, cash flows, and/or assets that may not accurately reflect the companies’ values as determined by its portfolio managers. The portfolio managers also consider whether the companies’ securities have a favorable income-paying history and whether income payments are expected to continue or increase. American Century may sell stocks if it believes:
* a stock no longer meets its valuation criteria;
* a stock’s risk parameters outweigh its return opportunity;
* more attractive alternatives are identified or
* specific events alter a stock’s prospects.
American Century manages this sleeve so that its average weighted market capitalization falls within the capitalization range of those companies included in the Russell MidCap Index.
RIVERSOURCE INVESTMENTS, LLC (“RIVERSOURCE”) – RiverSource selects companies that are undervalued based on a variety of measures, and further seeks to identify companies with growth potential based on effective management, as demonstrated by overall performance, financial strength, and underappreciated potential for improvement in industry and thematic trends. In evaluating whether to sell a security, RiverSource considers, among other factors, whether:
* the security is overvalued relative to alternative investments
* the security has reached RiverSource’s price objective
* the company has met RiverSource’s earnings and/or
growth expectations
* the security exhibits appropriate correlation characteristics with other portfolio holdings, or
* the company or security continues to meet the other standards described above.  RiverSource may invest in any economic sector and, at times, emphasize one or more particular sectors.
THOMPSON, SIEGEL & WALMSLEY LLC (“TS&W”) –
uses a combination of quantitative and qualitative methods, based on a four-factor valuation model. Parts one and two of the model attempt to assess a company’s attractiveness based on cash flows, and cash flow relative to other mid-cap stocks +in like sectors and industries. The third factor considers the relative earnings prospects of the company. The fourth factor involves examining the company’s recent price action. TS&W generally limits its universe to those companies with a minimum of three years of sound operating history. From the model approximately 200 stocks are identified for further research. These are the stocks that rank the highest on the basis of these four factors combined. TS&W identifies several stocks for further fundamental analysis on a routine basis, and focuses on these stocks and explores numerous catalysts that might affect the outlook for a company. TS&W applies a consistent and disciplined review in a team environment that is designed to encourage critical thinking and analysis for each security considered. Stocks ordinarily are sold because:
* of a significant negative earnings surprise or downward revision
* it no longer meets TS&W’s criteria for inclusion in the portfolio
* other stocks present more favorable opportunities, or
* it no longer meets the Fund’s definition of a mid-cap stock

Principal Risks:
The Fund is primarily subject to the risks mentioned below.
•Counter-Party Risk
•Currency Hedging Risk
•Derivatives Risk
•Foreign Investment Risk
•Issuer Risk
•Leverage Risk
•Liquidity Risk
•Management Risk
•Market Risk
•Regulatory Risk
•Smaller Company Securities Risk
These and other risks could cause you to lose money in your investment in the Fund and could adversely affect the Fund’s net asset value and total return.

The Fund cannot guarantee that it will achieve its investment objective.
As with any mutual fund, the value of the Fund’s investments – and therefore, the value of Fund shares –
may fluctuate. These changes may occur because of:
Stock market risk – the Fund could lose value if the individual stocks in which it invests or overall stock markets in which such stocks trade go down.
Mid-cap risk – stocks of mid-sized companies may be more volatile and less liquid than larger company stocks.
Value style risk – over time, a value investing style may go in and out of favor, causing the Fund to  sometimes underperform other equity funds that use different investing styles. Value stocks can react differently to issuer, political, market and economic developments than the market overall and other types of stocks. In addition, the Fund’s value approach carries the risk that the market will not recognize a security’s intrinsic value for a long time or that a stock judged to be undervalued may actually be appropriately priced.
Sector risk – if the Fund emphasizes one or more economic sectors, it may be more susceptible to the financial, market or economic events affecting the particular issuers and industries in which it invests than funds that do not emphasize particular sectors.
Foreign securities risk – foreign securities may be more volatile, harder to price and less liquid than U.S. securities.  The prices of foreign securities may be further affected by other factors, such as changes in the exchange rates between the dollar and the currencies in which the securities are traded.
Derivatives risk – derivatives can disproportionately increase losses and reduce opportunities for gains when the security prices, interest rates, currency values, or other such measures underlying derivatives change in unexpected ways. They also present default risks if the counterparty to a derivatives contract fails to fulfill its
obligations to the Fund.
Multi-manager risk – while NFA, as the Fund’s investment adviser, monitors each subadviser and the overall management of the Fund, each subadviser makes investment decisions independently from NFA and the other subadvisers. It is possible that the security selection process of one subadviser will not complement that of the other subadvisers. As a result, the Fund’s exposure to a given security, industry sector or market capitalization could be smaller or larger than if the Fund were managed by a single subadviser, which could affect the Fund’s performance.
Portfolio turnover risk a higher portfolio turnover rate increases transaction costs and as a result may adversely impact the Fund’s performance and may increase share price volatility.
If the value of the Fund’s investments goes down, you may lose money.

Management Fees	0.76%152	0.75%
12b-1 Fees	0.25%	0.25%
Other Expenses	0.22%	0.13%153
Total Gross Expenses	1.23%	1.13%
Waivers/Reimbursements	0.14%154	0.06%155
Total Net Expenses	1.09%	1.07%
Total Fund Assets by Share Class (as of 5-20-2009)	$404,283,993	$124,949,936
Performance History (as of 3-31-2009)
3 Mo.	-3.35%	-10.90%
1 Yr.	-37.04%	-35.59%
3 Yrs.	-12.85%	N/A
5 Yrs.	-3.47%	N/A
10 Yrs.	1.61%	N/A

The percentage of the Existing Fund’s assets that will be transferred to the Replacement Fund pursuant to the Substitution is approximately 53% as of 3/31/09.  This comprised approximately 53% of the Existing Fund’s total assets as of 3/31/09.
Shareholder approval of reliance on the discretion provided by the Manager of Managers Order (discussed in Section II.B.) was received on or about March 24, 2008, at which time total Fund assets were $6,833,333.
The Section 26 Applicants believe that the Wells Fargo Advantage Variable Trust – Wells Fargo Advantage VT Opportunity Fund and the NVIT – NVIT Multi-Manager Mid Cap Value Fund have similar investment objectives and substantially similar policies and risks.  The NVIT – NVIT Multi-Manager Mid Cap Value Fund states that it will invest at least 80% of

152 The following advisory fee schedule is charged to the Fund as a percentage of the Fund’s average daily net assets:
0.75% for the first $500 million;
0.70% for the next $500 million;
0.65% for the next $2 billion;
0.625% for the next $2 billion; and
0.60% for assets over $5 billion.

153 “Other Expenses” include administrative services fees which currently are 0.01%, but which are permitted to be as high as 0.25%.  The full 0.25% in administrative services fees is not reflected in “Other Expenses” at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of administrative services fees were charged, total operating expenses (after fee waivers/expense reimbursements) would be 1.31%.

154 The adviser has committed through April 30, 2010, to waive fees and/or reimburse expenses to the extent necessary to ensure that the Fund’s net operating expenses , excluding brokerage commissions, interest, taxes, extraordinary expenses and the expenses of any money market fund or other fund held by the Fund, do not exceed the net operating expense ratio of 1.07%.The committed net operating expense ratio may be increased only with approval of the Board of Trustees.

155 The Trust and the Adviser have entered into a written contract limiting operating expenses to 0.81% for all share classes until at least May 1, 2010. This limit excludes certain Fund expenses, including interest, taxes, brokerage commissions, Rule 12b-1 fees, short-sale dividend expenses, fees paid pursuant to an Administrative Services Plan, other expenditures which are capitalized in accordance with generally accepted accounting principles and other non-routine expenses not incurred in the ordinary course of the Fund’s business. The Trust is authorized to reimburse the Adviser for management fees previously waived or reduced and/or for expenses previously paid by the Adviser, provided, however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement.

assets in mid cap stocks.  The Wells Fargo Advantage Variable Trust – Wells Fargo Advantage VT Opportunity Fund states that it will principally invest in companies in the range of the Russell Mid Cap Index.  Both portfolios retain the right to invest in securities outside of the United States.  The Wells Fargo Advantage Variable Trust – Wells Fargo Advantage VT Opportunity Fund will invest up to 25% of the fund’s assets in foreign issuers, including ADRs and similar investments.  Both portfolios allow for investment in convertible securities and preferred securities.  As of 8/31/08, the most recent date available in Morningstar Direct as of 12/3/08, the NVIT – NVIT Multi-Manager Mid Cap Growth Fund did not hold any derivatives, but did hold 4% of its net assets in foreign securities.  In addition, as of 7/31/08, the Wells Fargo Advantage Variable Trust – Wells Fargo Advantage VT Opportunity Fund did not hold any derivatives securities, but did hold 6% of its net assets in foreign securities.
Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.
This proposed Substitution will impact the following Contracts:
Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Multi-Flex Variable Account	811-03338	002-75174	C000024802
Nationwide Provident VLI Separate Account 1	811-04460	033-42133	C000026802
Nationwide Provident VLI Separate Account 1	811-04460	333-82613	C000026806
Nationwide Provident VLI Separate Account A	811-08722	333-67775	C000026808
Nationwide Provident VLI Separate Account A	811-08722	333-71763	C000026803
Nationwide Provident VLI Separate Account A	811-08722	333-82611	C000026807
Nationwide Provident VLI Separate Account A	811-08722	333-84475	C000026801
Nationwide Variable Account-9	811-08241	333-28995	C000024720

Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide Variable Account-9	811-08241	333-28995	C000024727
Nationwide Variable Account-9	811-08241	333-28995	C000024728
Nationwide Variable Account-9	811-08241	333-28995	C000024730
Nationwide Variable Account-9	811-08241	333-52579	C000024732
Nationwide Variable Account-9	811-08241	333-53023	C000024723
Nationwide Variable Account-9	811-08241	333-53023	C000024725
Nationwide Variable Account-9	811-08241	333-56073	C000024721
Nationwide Variable Account-9	811-08241	333-56073	C000024734
Nationwide Variable Account-9	811-08241	333-79327	C000024726
Nationwide Variable Account-II	811-03330	002-75059	C000024495
Nationwide Variable Account-II	811-03330	033-60063	C000024502
Nationwide Variable Account-II	811-03330	033-67636	C000024501
Nationwide VLI Separate Account-2	811-05311	033-42180	C000025924
Nationwide VLI Separate Account-2	811-05311	033-62795	C000025923
Nationwide VLI Separate Account-4	811-08301	333-31725	C000025928
Nationwide VLI Separate Account-4	811-08301	333-31725	C000026839
Nationwide VLI Separate Account-4	811-08301	333-52615	C000025936
Nationwide VLI Separate Account-4	811-08301	333-52617	C000025932
Nationwide VLI Separate Account-4	811-08301	333-52617	C000025933
Nationwide VLI Separate Account-4	811-08301	333-69160	C000025937
Nationwide VLI Separate Account-4	811-08301	333-69160	C000025938
Nationwide VLI Separate Account-4	811-08301	333-83010	C000025929
Nationwide VLI Separate Account-4	811-08301	333-83010	C000025930
Nationwide VLI Separate Account-4	811-08301	333-94037	C000025934
Nationwide VLI Separate Account-4	811-08301	333-94037	C000025935

D.	Contract Level Information
Following is a table that indicates the number of underlying mutual funds available in each of the Contracts before and after the Substitution:
Separate Account	1940 Act File No.	1933 Act File Nos.	Contract/Class Identifier	No. of Underlying Mutual Funds before Substitution	No. of Underlying Mutual Funds after Substitution
Nationwide Variable Account-II	811-03330	002-75059	C000024495	137	119
Nationwide Variable Account-II	811-03330	033-60063	C000024502	134	116
Nationwide Variable Account-II	811-03330	033-67636	C000024501	134	116
Nationwide Variable Account-II	811-03330	333-103093	C000024503	119	107
Nationwide Variable Account-II	811-03330	333-103094	C000024504	119	107

Separate Account	1940 Act File No.	1933 Act File Nos.	Contract/Class Identifier	No. of Underlying Mutual Funds before Substitution	No. of Underlying Mutual Funds after Substitution
Nationwide Variable Account-II	811-03330	333-103094	C000024505	113	102
Nationwide Variable Account-II	811-03330	333-103094	C000024506	85	81
Nationwide Variable Account-II	811-03330	333-103094	C000024537	109	97
Nationwide Variable Account-II	811-03330	333-103094	C000024538	116	104
Nationwide Variable Account-II	811-03330	333-103095	C000024507	119	107
Nationwide Variable Account-II	811-03330	333-103095	C000024508	93	81
Nationwide Variable Account-II	811-03330	333-104510	C000024499	119	107
Nationwide Variable Account-II	811-03330	333-104511	C000024497	119	107
Nationwide Variable Account-II	811-03330	333-104512	C000024498	119	107
Nationwide Variable Account-II	811-03330	333-104513	C000024496	119	107
Nationwide Variable Account-II	811-03330	333-104513	C000068828	111	100
Nationwide Variable Account-II	811-03330	333-105992	C000024500	108	96
Nationwide Variable Account-7	811-08666	033-89560	C000024647	91	86
Nationwide Variable Account-7	811-08666	033-89560	C000034518	47	45
Nationwide Variable Account-7	811-08666	033-89560	C000034519	66	64
Nationwide Variable Account-7	811-08666	033-89560	C000034520	50	48
Nationwide Variable Account-9	811-08241	333-28995	C000024720	127	110
Nationwide Variable Account-9	811-08241	333-28995	C000024727	69	59
Nationwide Variable Account-9	811-08241	333-28995	C000024728	74	65
Nationwide Variable Account-9	811-08241	333-28995	C000024730	64	54
Nationwide Variable Account-9	811-08241	333-28995	C000024731	23	21
Nationwide Variable Account-9	811-08241	333-52579	C000024732	127	110
Nationwide Variable Account-9	811-08241	333-53023	C000024722	61	56

Separate Account	1940 Act File No.	1933 Act File Nos.	Contract/Class Identifier	No. of Underlying Mutual Funds before Substitution	No. of Underlying Mutual Funds after Substitution
Nationwide Variable Account-9	811-08241	333-53023	C000024723	127	110
Nationwide Variable Account-9	811-08241	333-53023	C000024724	39	35
Nationwide Variable Account-9	811-08241	333-53023	C000024725	127	110
Nationwide Variable Account-9	811-08241	333-56073	C000024721	74	65
Nationwide Variable Account-9	811-08241	333-56073	C000024734	127	11.
Nationwide Variable Account-9	811-08241	333-79327	C000024726	121	109
Nationwide Variable Account-14	811-21205	333-104339	C000017946	77	71
Multi-Flex Variable Account	811-03338	002-75174	C000024802	42	39
Nationwide VLI Separate Account-2	811-05311	033-42180	C000025924	149	129
Nationwide VLI Separate Account-2	811-05311	033-62795	C000025923	149	129
Nationwide VLI Separate Account-4	811-08301	333-31725	C000025928	142	124
Nationwide VLI Separate Account-4	811-08301	333-31725	C000026839	142	124
Nationwide VLI Separate Account-4	811-08301	333-52615	C000025936	142	124
Nationwide VLI Separate Account-4	811-08301	333-52617	C000025932	142	124
Nationwide VLI Separate Account-4	811-08301	333-52617	C000025933	142	124
Nationwide VLI Separate Account-4	811-08301	333-69160	C000025937	139	122
Nationwide VLI Separate Account-4	811-08301	333-69160	C000025938	139	122
Nationwide VLI Separate Account-4	811-08301	333-83010	C000025929	139	122
Nationwide VLI Separate Account-4	811-08301	333-83010	C000025930	139	122
Nationwide VLI Separate Account-4	811-08301	333-94037	C000025934	139	122
Nationwide VLI Separate Account-4	811-08301	333-94037	C000025935	139	122
Nationwide VLI Separate Account-7	811-21610	333-117998	C000025943	112	101
Nationwide VLI Separate Account-7	811-21610	333-121879	C000025944	110	99

Separate Account	1940 Act File No.	1933 Act File Nos.	Contract/Class Identifier	No. of Underlying Mutual Funds before Substitution	No. of Underlying Mutual Funds after Substitution
Nationwide VL Separate Account-G	811-21697	333-121878	C000025954	110	99
Nationwide VL Separate Account-G	811-21697	333-140608	C000047649	110	100
Nationwide Provident VLI Separate Account 1	811-04460	033-02625	C000026805	29	27
Nationwide Provident VLI Separate Account 1	811-04460	033-42133	C000026802	107	91
Nationwide Provident VLI Separate Account 1	811-04460	333-82613	C000026806	130	114
Nationwide Provident VLI Separate Account 1	811-04460	333-98629	C000026804	27	25
Nationwide Provident VLI Separate Account 1	811-04460	333-98631	C000026809	27	25
Nationwide Provident VLI Separate Account A	811-08722	333-67775	C000026808	130	114
Nationwide Provident VLI Separate Account A	811-08722	333-71763	C000026803	130	114
Nationwide Provident VLI Separate Account A	811-08722	333-82611	C000026807	130	114
Nationwide Provident VLI Separate Account A	811-08722	333-84475	C000026801	130	114

E.	Procedures for the Proposed Substitutions
To effectuate the Substitutions, the Section 26 Applicants have developed and propose to follow the procedures set forth below.
1.           Distribution of Prospectus Supplements.  Prospectus supplements for the Contracts will be delivered to Contract Owners at least thirty (30) days before the Substitution date.  The supplements will: (i) notify all Contract Owners of the Insurance Company’s intent to implement the Substitutions, and that it has filed this Amended Application in order to obtain the necessary orders to do so; (ii) advise Contract Owners that from the date of the supplement until the Substitution date, Contract Owners are permitted to transfer Contract value out of any Existing Fund sub-account to any other sub-account(s) offered under the Contract without the transfer being treated as a transfer for purposes of transfer limitations and short-term trading fees that would otherwise be applicable under the terms of the Contract; (iii) instruct Contract Owners how to submit transfer requests in light of the proposed Substitutions; (iv) advise Contract Owners that any Contract value remaining in an Existing Fund sub-account on the Substitution date will be transferred to the corresponding Replacement Fund sub-account, and that the Substitutions will take place at relative net asset value; (v) inform Contract Owners that for at least thirty (30) days following the Substitution date, the Insurance Companies will permit Contract Owners to make transfers of Contract value out of each Replacement Fund sub-account to any other sub-account(s) offered under the Contract without the transfer being treated as a transfer for purposes of transfer limitations and short-term trading fees that would otherwise be applicable under the terms of the Contract; and (vi) inform Contract Owners that the respective Insurance Company will not exercise any rights reserved by it under the Contracts to impose additional restrictions on transfers out of a Replacement Fund for at least thirty (30) days after the Substitution date.156
The Insurance Companies will cause the appropriate prospectus supplements containing this disclosure and the prospectus and/or supplement for the Replacement Funds to be sent to all existing Contract Owners.  New purchasers of the Contracts will be provided the prospectus supplement, the Contract prospectus, and the prospectus and/or supplement for the Replacement Funds in accordance with all applicable legal requirements.  Prospective purchasers of the Contracts will be provided the prospectus supplement and the Contract prospectus.

156 One exception to this is that the Insurance Companies may impose restrictions on transfers to the extent necessary to prevent or limit disruptive trading activity, as described in the prospectuses for the Contracts and the underlying mutual funds.

2.           Confirmation Statements.  In addition to the Contract prospectus supplements distributed to Contract Owners, within five (5) business days after the Substitution date, Contract Owners will be sent a confirmation of the Substitutions in accordance with Rule 10b-10 under the Securities Exchange Act of 1934, as amended.  The confirmation statement will reiterate that the Insurance Company will not exercise any right reserved by it under the Contracts to impose any restrictions or fees on transfers from the Replacement Funds until at least thirty (30) days after the Substitution date.
3.           Redemption and Purchase of Shares.  The proposed Substitutions will take place at relative net asset value determined on the Substitution date pursuant to Section 22 of the 1940 Act and Rule 22c-1 thereunder with no change in the amount of any Contract Owner’s Contract value, cash value, death benefit, or dollar value of his or her investment in the Separate Accounts.  Each Substitution will be effected by redeeming shares of the Existing Fund in cash and/or in-kind on the Substitution date at their net asset value and using the proceeds of those redemptions to purchase shares of the Replacement Fund at their net asset value on the same date.157
Contract Owners will not incur any fees or charges as a result of the proposed Substitutions, nor will their rights or insurance benefits or the Insurance Companies’ obligations under the Contracts be altered in any way.  All expenses incurred in connection with the proposed Substitutions, including any brokerage, legal, accounting, and other fees and expenses, will be paid by the Insurance Companies.  In addition, the proposed Substitutions will not impose any tax liability on Contract Owners.  The proposed Substitutions will not cause the Contract fees and charges currently being paid by Contract Owners to be greater after the

157 For administrative convenience, the In-Kind Transactions may be effected through a direct transfer of securities and cash between the custodian(s) for the Existing Fund and its corresponding Replacement Fund, followed by the distribution of shares of the Replacement Fund to the applicable Separate Account(s).

proposed Substitution than before the proposed Substitution.  No fees will be charged on transfers made on the Substitution date because each Substitution redemption and purchase will not be treated as a transfer for purposes of assessing transfer charges or computing the number of permissible transfers under the Contracts.
4.           Limits on Expenses.
a.     Proposed Substitutions where the sum of the Management Fee and 12b-1 Fee of the Replacement Fund is equal to or less than that of the Existing Fund.  For those proposed Substitutions where the sum of the Management Fee and 12b-1 Fee of the Replacement Fund is equal to or less than that of the Existing Fund,158 for a period of two (2) years following the Substitution date and for those Contracts with assets allocated to the Existing Fund on the date of the Substitution, the issuing Insurance Company, as applicable, will reimburse, on the last business day of each fiscal quarter, the sub-accounts investing in the applicable Replacement Fund to the extent that the Replacement Fund’s net annual expenses for such period exceeds, on an annualized basis, the net annual expenses of the Existing Fund for fiscal year 2008.  In addition, the Insurance Companies will not increase the Contract fees and charges that would otherwise be assessed under the terms of the Contracts for a period of at least two (2) years following the Substitution date.
    b.      Proposed Substitutions where the sum of the Management Fee and 12b-1 Fee of the Replacement Fund is greater than that of the Existing Fund.  For those proposed Substitutions where the sum of the Management Fee and 12b-1 Fee of the Replacement

158 Specifically, the following proposed Substitution involves a situation where the Replacement Fund has, or has the potential to have, higher Management Fees and 12b-1 Fees than the Existing Fund: Janus Aspen Series – INTECH Risk-Managed Core Portfolio: Service Shares to be replaced by NVIT – NVIT Nationwide Fund: Class II (Ref. No. 21).  However, the total expenses for the Replacement Fund are lower than those of the corresponding Existing Fund.

Fund is greater than (or could be greater than) that of the Existing Fund,159 for those Contracts with assets allocated to the Existing Fund on the date of the Substitution, the issuing Insurance Company, as applicable, will reimburse, on the last business day of each fiscal quarter, the sub-accounts investing in the applicable Replacement Fund to the extent that the Replacement Fund’s net annual expenses for such period exceeds, on an annualized basis, the net annual expenses of the Existing Fund for fiscal year 2008.  In addition, for those same Contracts, the Insurance Companies will not increase the Contract fees and charges that would otherwise be assessed under the terms of the Contracts for the duration of the Contracts.
     5.           The Trust's Manager of Managers Order.  The Section 26 Applicants represent that, after the Substitution Date, the Replacement Funds will not change a sub-adviser, add a new sub-adviser, or otherwise rely on the Manager of Managers Order without first obtaining shareholder approval of the change in sub-adviser, the new sub-adviser, or the Manager of Managers Order.

159 Specifically, the following proposed Substitution involves a situation where the Replacement Fund has, or has the potential to have, higher Management Fees and 12b-1 Fees than the Existing Fund: Janus Aspen Series – INTECH Risk-Managed Core Portfolio: Service Shares to be replaced by NVIT – NVIT Nationwide Fund: Class II (Ref. No. 21).  However, the total expenses for the Replacement Fund are lower than those of the corresponding Existing Fund.

IV. REQUEST FOR AN ORDER OF APPROVAL UNDER SECTION 26(c)
The Section 26 Applicants request that the Commission issue an order pursuant to Section 26(c) of the 1940 Act approving the following substitutions:
Ref. No.	Existing Funds	Replacement Funds
1	AIM Variable Insurance Funds – AIM V.I. Basic Value Fund: Series I Shares	NVIT – NVIT Multi-Manager Large Cap Value Fund: Class I
2	AIM Variable Insurance Funds – AIM V.I. Basic Value Fund: Series II Shares	NVIT – NVIT Multi-Manager Large Cap Value Fund: Class II
3	AIM Variable Insurance Funds – AIM V.I. Large Cap Growth Fund: Series I Shares	NVIT – NVIT Multi-Manager Large Cap Growth Fund: Class I
4	American Century Variable Portfolios, Inc. – American Century VP Capital Appreciation Fund: Class I	NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class I
5	American Century Variable Portfolios, Inc. – American Century VP International Fund: Class I	NVIT – NVIT Multi-Manager International Growth Fund: Class III
6	American Century Variable Portfolios, Inc. – American Century VP International Fund: Class II	NVIT – NVIT Multi-Manager International Growth Fund: Class VI
7	American Century Variable Portfolios, Inc. – American Century VP International Fund: Class III	NVIT – NVIT Multi-Manager International Growth Fund: Class III
8	American Century Variable Portfolios, Inc. – American Century VP International Fund: Class IV	NVIT – NVIT Multi-Manager International Growth Fund: Class VI
9	American Century Variable Portfolios, Inc. – American Century VP Ultra Fund: Class I	NVIT – NVIT Multi-Manager Large Cap Growth Fund: Class I
10	American Century Variable Portfolios, Inc. – American Century VP Ultra Fund: Class II	NVIT – NVIT Multi-Manager Large Cap Growth Fund: Class II
11	American Century Variable Portfolios, Inc. – American Century VP Vista Fund: Class I	NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class I
12	American Century Variable Portfolios, Inc. – American Century VP Vista Fund: Class II	NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class I
13	American Century Variable Portfolios, Inc. – American Century VP Vista Fund: Class II	NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class II
14	Credit Suisse Trust – International Equity Flex I Portfolio (formerly, International Focus Portfolio)	NVIT – Gartmore NVIT International Equity Fund: Class I
15	Credit Suisse Trust – International Equity Flex I Portfolio (formerly, International Focus Portfolio)	NVIT – Gartmore NVIT International Equity Fund: Class III
16	Federated Insurance Series – Federated Quality Bond Fund II: Primary Shares	NVIT – NVIT Core Bond Fund: Class I
17	Federated Insurance Series – Federated Quality Bond Fund II: Service Shares	NVIT – NVIT Core Bond Fund: Class II
18	Franklin Templeton Variable Insurance Products Trust – Templeton Developing Markets Securities Fund: Class 3	NVIT – Gartmore NVIT Emerging Markets Fund: Class III

Ref. No.	Existing Funds	Replacement Funds
19	Franklin Templeton Variable Insurance Products Trust – Templeton Developing Markets Securities Fund: Class 3	NVIT – Gartmore NVIT Emerging Markets Fund: Class VI
20	Janus Aspen Series – INTECH Risk-Managed Core Portfolio: Service Shares	NVIT – NVIT Nationwide Fund: Class I
21	Janus Aspen Series – INTECH Risk-Managed Core Portfolio: Service Shares	NVIT – NVIT Nationwide Fund: Class II
22	Neuberger Berman Advisers Management Trust – AMT Growth Portfolio: I Class	NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class I
23	Neuberger Berman Advisers Management Trust – AMT Guardian Portfolio: I Class	NVIT – Neuberger Berman NVIT Multi Cap Opportunities Fund: Class I
24	Neuberger Berman Advisers Management Trust – AMT International Portfolio: S Class	NVIT – Gartmore NVIT International Equity Fund: Class III
25	Neuberger Berman Advisers Management Trust – AMT International Portfolio: S Class	NVIT – Gartmore NVIT International Equity Fund: Class VI
26	Neuberger Berman Advisers Management Trust – AMT Mid-Cap Growth Portfolio: I Class	NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class I
27	Neuberger Berman Advisers Management Trust – AMT Mid-Cap Growth Portfolio: S Class	NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class I
28	Neuberger Berman Advisers Management Trust – AMT Mid-Cap Growth Portfolio: S Class	NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class II
29	Neuberger Berman Advisers Management Trust – AMT Partners Portfolio: I Class	NVIT – Neuberger Berman NVIT Multi Cap Opportunities Fund: Class I
30	Neuberger Berman Advisers Management Trust – AMT Regency Portfolio: S Class	NVIT – NVIT Multi-Manager Mid Cap Value Fund: Class II
31	T. Rowe Price Equity Series, Inc. – T. Rowe Price Limited Term Bond Portfolio: Class II	NVIT – NVIT Short Term Bond Fund: Class II
32	The Universal Institutional Funds, Inc. – Mid Cap Growth Portfolio: Class I	NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class I
33	The Universal Institutional Funds, Inc. – U.S. Real Estate Portfolio: Class I	NVIT – Van Kampen NVIT Real Estate Fund: Class I
34	The Universal Institutional Funds, Inc. – U.S. Real Estate Portfolio: Class II	NVIT – Van Kampen NVIT Real Estate Fund: Class II
35	Van Eck Worldwide Insurance Trust – Worldwide Emerging Markets Fund: Initial Class	NVIT – Gartmore NVIT Emerging Markets Fund: Class I
36	Van Eck Worldwide Insurance Trust – Worldwide Emerging Markets Fund: Initial Class	NVIT – Gartmore NVIT Emerging Markets Fund: Class III
37	Van Eck Worldwide Insurance Trust – Worldwide Emerging Markets Fund: Class R1	NVIT – Gartmore NVIT Emerging Markets Fund: Class III
38	Wells Fargo Advantage Variable Trust – Wells Fargo Advantage VT Discovery Fund	NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class I
39	Wells Fargo Advantage Variable Trust – Wells Fargo Advantage VT Discovery Fund	NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class II
40	Wells Fargo Advantage Variable Trust – Wells Fargo Advantage VT Opportunity Fund: Investor Class	NVIT – NVIT Multi-Manager Mid Cap Value Fund: Class II

A.	Applicable Law
Section 26(c) of the 1940 Act makes it unlawful for the depositor of a registered unit investment trust that invests in the securities of a single issuer to substitute another security for such security without Commission approval.  Section 26(c) further states that the Commission shall issue an order approving such a substitution “if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.”
Since each of the Separate Accounts is a registered unit investment trust that invests in the securities of a single issuer (the Existing Funds), and the Insurance Companies (each a depositor) desire to substitute another security (the Replacement Funds) for those securities, the proposed Substitutions fall within the provisions of Section 26(c) of the 1940 Act.  The Section 26 Applicants, therefore, request an order from the Commission pursuant to Section 26(c) approving the proposed Substitutions.
B.	Basis for a Section 26(c) Order
As indicated in Section II.C. of this Amended Application, the Section 26 Applicants have reserved the right under the Contracts to substitute shares of another underlying mutual fund for one of the current underlying mutual funds offered as an investment option under the Contracts.  The Contract prospectuses disclose this right.
The Insurance Companies have reserved this right of substitution to protect themselves and the Contract Owners in situations where either might be harmed or disadvantaged by continuing to offer a particular underlying mutual fund as an investment option under the Contract.  Additionally, the Insurance Companies intended this reservation of right to be available in those situations where a substitution could benefit the Insurance Companies and the

Contract Owners.
Each Replacement Fund and its corresponding Existing Fund have similar, and in some cases substantially similar or identical, investment objectives and strategies.  In addition, each proposed Substitution retains for Contract Owners the investment flexibility and expertise in asset management, which are core investment features of the Contracts.  Any impact on the investment programs of affected Contract Owners should be negligible.
Furthermore, the ultimate effect of the Substitutions would be to continue to provide Contract Owners with a wide array of investment options and managers, while at the same time increasing administrative efficiencies of the Contracts.  Information pertaining to the underlying mutual funds available under the Contracts will be more consistent and thus easier for Contract Owners to navigate and understand.
In addition, after the Substitution date, Contract Owners with Contract value invested in a Replacement Fund will have the same or lower net operating expense ratio(s) as before the Substitution.  As indicated previously, certain expense limits have been put in place to ensure that Contract Owners do not incur higher expenses as a result of a Substitution for a period of either two (2) years after the Substitution, or for the lifetime of the Contract.
Thus, each Substitution protects the Contract Owners who have Contract value allocated to an Existing Fund by: (1) providing an alternate underlying investment option that is similar to the Existing Fund (and in some cases, managed by the same investment manager); (2) generally providing such Contract Owners with simpler disclosure documents; and (3) providing an alternate underlying investment option that has the same or lower net operating expenses as the Existing Fund.
In addition, the Section 26 Applicants submit that each of the Substitutions meets the standards and conditions that the Commission has set forth in other, previously approved substitution applications.160
The Section 26 Applicants submit that the proposed Substitutions are not of the type that Section 26 was designed to prevent: overreaching on the part of the depositor by permanently impacting the investment allocations of the entire trust.  In the current situation, the Contracts provide Contract Owners with investment discretion to allocate and reallocate their Contract value among the available underlying mutual funds.  This flexibility provides Contract Owners with the ability to reallocate their assets at any time – either before the Substitution date, or after the Substitution date – if they do not wish to invest in the Replacement Fund.  Thus, the likelihood of being invested in an undesired underlying mutual fund is minimized, with the discretion remaining with the Contract Owners.  The Substitutions, therefore, will not result in the type of costly forced redemption that Section 26(c) was designed to prevent.
The proposed Substitutions are also unlike the type of substitution that Section 26(c) was designed to prevent in that the Substitutions have no impact on other aspects of the Contracts.  Specifically, the type of insurance coverage offered by the Insurance Companies under the applicable Contract, as well as numerous other rights and privileges associated with Contract, are not impacted by the proposed Substitution.  Contract Owners also may have considered the Insurance Company’s size, financial condition, and its reputation for service in selecting their

160 See, e.g., MONY Life Insurance Company of America, et al., 1940 Act Rel. Nos. 27909 (July 24, 2007) (notice) and 27929 (Aug. 17, 2007) (order); John Hancock Life Insurance Company (U.S.A.), et al., 1940 Act Rel. Nos. 27752 (Mar. 19, 2007) (notice) and 27781 (Apr. 16, 2007) (order); Sun Life Assurance Company of Canada (U.S.), et al., 1940 Act Rel. Nos. 27651 (Dec. 29, 2006) (notice) and 27688 (Jan. 25, 2007) (order); Annuity Investors Life Insurance Company, et al., 1940 Act Rel. Nos. 27546 (Nov. 6, 2006) (notice) and 27589 (Dec. 4, 2006) (order); AXA Equitable Life Insurance Company, et al., 1940 Act Rel. Nos. 27526 (Oct. 24, 2006) (notice) and 27556 (Nov. 17, 2006) (order); MONY Life Insurance Company of America, et al., 1940 Act Rel. Nos. 27516 (Oct. 12, 2006) (notice) and (27545) (Nov. 3, 2006); ING Life Insurance and Annuity Company, et al., 1940 Act Rel. Nos. 27423 (July 20, 2006) (notice) and 27445 (Aug 15, 2006) (order); The Variable Life Insurance Company, et al., 1940 Act Rel. Nos. 27306 (Apr. 27, 2006) (notice) and 27326 (May 23, 2006) (order); The Travelers Insurance Company, et al., and MetLife Insurance Company, et al., 1940 Act Rel. Nos. 27278 (Mar. 31, 2006) (notice) and 27307 (Apr. 27, 2006) (order).

Contract.  These factors will not change as a result of the proposed Substitutions, nor will the annuity, life, or tax benefits afforded under the Contracts held by any of the affected Contract Owners.
C.	Request for an Order
The Section 26 Applicants request an order of the Commission pursuant to Section 26(c) of the 1940 Act approving the proposed Substitutions.  The Section 26 Applicants submit that, for all the reasons stated above, the proposed Substitutions are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

V. REQUEST FOR AN ORDER OF EXEMPTION UNDER SECTION 17(b)
The Section 17 Applicants request that the Commission issue an order pursuant to Section 17(b) of the 1940 Act exempting them from the provisions of Section 17(a) of the 1940 Act to the extent necessary to permit them to carry out the In-Kind Transactions.
A.	Applicable Law
Section 17(a)(1) of the 1940 Act, in relevant part, generally prohibits any affiliated person of a registered investment company (or any affiliated person of such a person), acting as principal, from knowingly selling any security or other property to that company.  Section 17(a)(2) of the 1940 Act generally prohibits the same persons, acting as principals, from knowingly purchasing any security or other property from the registered investment company.
Section 2(a)(3) of the 1940 Act defines the term “affiliated person” of another person, in relevant part, as:
(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; [or] (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person…

Section 2(a)(9) of the 1940 Act states that any person who owns beneficially, either directly or through one or more controlled companies, more than 25% of the voting securities of a company shall be presumed to control such company.
Shares held by an insurance company separate account are legally owned by the insurance company.  Thus, the Insurance Companies collectively own substantially all of the shares of the Trust.  Accordingly, the Trust and its respective Funds are arguably under the control of the Insurance Companies, as per Section 2(a)(9) of the 1940 Act (notwithstanding the fact that the Contract Owners are the beneficial owners of those Separate Account shares).  If the Trust is under the common control of the Insurance Companies, then each of the Insurance Companies is an affiliated person of the Trust and its respective Funds.  If the Trust and its respective Funds are under the control of the Insurance Companies, then the Trust and its respective affiliates are affiliated persons of the Insurance Companies.
Regardless of whether or not the Insurance Companies can be considered to actually control the Trust and its Funds, because the Insurance Companies and their affiliates own of record more than 5% of the shares of each Fund and are under common control with NFA, the Insurance Companies are affiliated persons of the Trust and its Funds.  Likewise, the Trust and its respective Funds are each an affiliated person of the Insurance Companies.
The proposed In-Kind Transactions could be seen as the indirect purchase of shares of certain Replacement Funds with portfolio securities of certain Existing Funds and the indirect sale of portfolio securities of certain Existing Funds for shares of certain Replacement Funds.  Pursuant to this analysis, the proposed In-Kind Transactions also could be categorized as a purchase of shares of certain Replacement Funds by certain Existing Funds, acting as principal, and a sale of portfolio securities by certain Existing Funds, acting as principal, to certain Replacement Funds.  In addition, the proposed In-Kind Transactions could be viewed as a purchase of securities from certain Existing Portfolios, and a sale of securities to certain Replacement Funds, by the Insurance Companies (or their Separate Accounts), acting as principal.  If categorized in this manner, the proposed In-Kind Transactions may be deemed to contravene Section 17(a) due to the affiliated status of these participants.
Section 17(b) of the 1940 Act provides that any person may apply to the Commission for an exemption from the provisions of Section 17(a), and the Commission shall issue such exemptive order, if evidence establishes that:
(1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;

(2) the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under [the 1940 Act]; and

(3) the proposed transaction is consistent with the general purposes of [the 1940 Act].

B.	Basis for a Section 17(b) Order
The Section 17 Applicants submit that the In-Kind Transactions, as described in this Amended Application, meet the conditions set forth in Section 17(b) of the 1940 Act.  Additionally, the Commission has previously granted exemptions from Section 17(a) in circumstances substantially identical in all material respects to those presented in this Amended Application, to permit in-kind transactions in connection with a substitution.161

161See, e.g., John Hancock Life Insurance Company, et al., 1940 Act Rel. Nos. 28065 November 26, 2007) (notice) and 28081 (December 21, 2007) (order); MONY Life Insurance Company of America, et al., 1940 Act Rel. Nos. 27909 (July 24, 2007) (notice) and (27929) (Aug. 17, 2007) (order); Sun Life Assurance Company of Canada (U.S.), et al., 1940 Act Rel. Nos. 27651 (Dec. 29, 2006) (notice) and 27688 (Jan. 25, 2007) (order); AXA Equitable Life Insurance Company, et al., 1940 Act Rel. Nos. 27526 (Oct. 24, 2006) (notice) and 27556 (Nov. 17, 2006) (order); MONY Life Insurance Company of America, et al., 1940 Act Rel. Nos. 27516 (Oct. 12, 2006) (notice) and 27545 (Nov. 3, 2006) (order); ING Life Insurance and Annuity Company, et al., 1940 Act Rel. Nos. 27423 (July 20, 2006) (notice) and 27445 (Aug. 15, 2006) (order); The Variable Life Insurance Company, et al., 1940 Act Rel. Nos. 27306 (Apr. 27, 2006) (notice) and 27326 (May 23, 2006) (order); The Travelers Insurance Company, et al., and MetLife Insurance Company, et al., 1940 Act Rel. Nos. 27278 (Mar. 31, 2006) (notice) and 27307 (Apr. 27, 2006) (order).

1.           Reasonableness and Fairness of Terms and the Absence of Overreaching.
The Section 17 Applicants submit that the terms of the In-Kind Transactions, including the consideration to be paid and received, are reasonable, fair, and do not involve overreaching because: (1) the Contract Owners’ Contract values will not be adversely impacted or diluted; (2) with respect to those securities for which market quotations are readily available, the In-Kind Transactions will comply with the conditions set forth in Rule 17a-7, other than the requirement relating to cash consideration; and (3) with respect to those securities for which market quotations are not readily available, the In-Kind Transactions will be effected in accordance with the relevant Existing Funds’ and the relevant corresponding Replacement Funds’ normal valuation procedures, as described in the relevant fund’s registration statement.
Contract Owners’ Contract values will not be adversely impacted or diluted because the In-Kind Transactions will be effected at the respective net asset values of the Existing Funds and the Replacement Funds, as described in each fund’s registration statement and as required by Rule 22c-1 under the 1940 Act.  The In-Kind Transactions will not change the dollar value of any Contract, the accumulation unit value or annuity unit value of any Contract, or the death benefit payable under any Contract.  After the In-Kind Transactions, the value of a Separate Account’s investment in a Replacement Fund will equal the value of its investments in the corresponding Existing Fund (in addition to any pre-existing investment in the Replacement Fund) before the In-Kind Transactions.
Additionally, the Section 17 Applicants will cause the In-Kind Transactions to be implemented in substantial compliance with the conditions set forth in Rule 17a-7 under the 1940 Act, except that the consideration paid for the securities being purchased or sold will not be in cash.  The Section 17 Applicants assert that because the proposed In-Kind Transactions would comply in substance with the conditions of the rule, the Commission should consider whether the terms of the In-Kind Transactions would serve the purposes intended by implementation of the rule.  The adopting release of Rule 17a-7 states that the purpose of the rule is to set forth “conditions as to the availability of the exemption to those situations where the Commission, upon the basis of its experience, considers that there is no likelihood of overreaching of the investment companies participating in the transaction.”162  Since the In-Kind Transactions will be effected at the respective net asset values of the relevant funds, as per the registration statement for each fund and as required by Rule 22c-1 under the 1940 Act, the Section 17 Applicants submit that the terms of the In-Kind Transactions do no present a situation where the investment companies participating in the transaction could overreach and potentially harm investors.  Thus, the purposes intended by implementation of the rule are met by the terms of the In-Kind Transactions.
The proposed In-Kind Transactions will be effected based upon the independent current market price of the portfolio securities as specified in Rule 17a-7(b).  The proposed In-Kind Transactions will be consistent with the policy of each registered investment company and separate series thereof participating in the In-Kind Transactions, as recited in the relevant registered investment company’s registration statement and reports in accordance with Rule 17a-7(c).  No brokerage commission, fee (except for any customary transfer fees), or other remuneration will be paid in connection with the proposed In-Kind Transactions as specified in Rule 17a-7(d).  The Trust’s board of directors has adopted and implemented the fund governance

1621940 Act Rel. Nos. 4604 (May 20, 1966) (proposing release) and 4697 (Sept. 8, 1966) (adopting release).

and oversight procedures as required by Rule 17a-7(e) and (f).  Finally, a written record of the procedures for the proposed In-Kind Transactions will be maintained and preserved in accordance with Rule 17a-7(g).
Although the proposed In-Kind Transactions will not comply with the cash consideration requirement of Rule 17a-7(a), the terms of the proposed In-Kind Transactions will offer to each of the relevant Existing Funds and each of the relevant Replacement Funds the same degree of protection from overreaching that Rule 17a-7 generally provides in connection with the purchase and sale of securities under that Rule in the ordinary course of business.  Specifically, the Insurance Companies and their affiliates cannot effect the proposed In-Kind Transactions at a price that is disadvantageous to any Replacement Fund and the proposed In-Kind Transactions will not occur absent an exemptive order from the Commission.  The Section 17 Applicants intend that the In-Kind Transactions will be carried out in substantial compliance with the other conditions of Rule 17a-7 as discussed above.
2.           Consistency with the Policy of Each Registered Investment Company Concerned
For those Existing Funds that will redeem their shares in-kind as part of the In-Kind Transactions, such transactions will be consistent with the investment policies of the Existing Fund because: (1) the redemption in-kind policy is stated in the relevant Existing Fund’s current registration statement; and (2) the shares will be redeemed at their net asset value in conformity with Rule 22c-1 under the 1940 Act.
Likewise, for the Replacement Funds that will sell shares in exchange for portfolio securities as part of the In-Kind Transactions, such transactions will be consistent with the investment policies of the Replacement Fund because: (1) the Trust’s policy of selling shares in exchange for investment securities is stated in the Trust’s current registration statement; (2) the shares will be sold at their net asset value; and (2) the investment securities will be of the type and quality that a Replacement Fund could have acquired with the proceeds from the sale of its shares had the shares been sold for cash.  For each of the proposed In-Kind Transactions, the Adviser and relevant Sub-Adviser(s) will analyze the portfolio securities being offered to each relevant Replacement Fund and will retain only those securities that it would have acquired for each such Fund in a cash transaction.
        3.           Consistency with the General Purposes of the 1940 Act
The proposed In-Kind Transactions, as described herein, are consistent with the general purposes of the 1940 Act set forth in Section 1 of the 1940 Act.  In particular, the proposed In-Kind Transactions do not present any conditions or abuses that the 1940 Act was designed to prevent.
4.	Conditions
     All in-kind redemptions from an Existing Fund of which any of the Section 17 Applicants is an affiliated person will be effected in accordance with the conditions set forth in the Commission's no-action letter issued to Signature Financial Group, Inc. (available December 28, 1999).

C.	Request for an Order
The Section 17 Applicants request that the Commission issue an order pursuant to Section 17(b) of the 1940 Act permit them, to the extent necessary, to carry out the proposed In-Kind Transactions as described in this Amended Application.  The Section 17 Applicants submit that, for all the reasons stated above: (1) the terms of the proposed In-Kind Transactions, including the consideration to be paid and received, are reasonable and fair to each of the relevant Replacement Funds, each of the relevant Existing Funds, and Contract Owners, and that the proposed In-Kind Transactions do not involve overreaching on the part of any person concerned; (2) the proposed In-Kind Transactions are, or will be, consistent with the policies of the relevant Replacement Funds and the relevant Existing Funds as stated in the relevant investment company’s registration statement and reports filed under the 1940 Act; and (3) the proposed In-Kind Transactions are, or will be, consistent with the general purposes of the 1940 Act.

VI. CONCLUSION
For the reasons set forth in this Amended Application, the Section 26 Applicants each respectively submit that the proposed Substitutions meet the standards of Section 26(c) of the 1940 Act and respectfully request that the Commission issue an order of approval pursuant to Section 26(c) of the 1940 Act, and that such order be made effective as soon as possible.  Additionally, for the reasons set forth in this Amended Application, the Section 17 Applicants each respectively submit that the proposed In-Kind Transactions meet the standards of Section 17(b) of the 1940 Act and respectfully request that the Commission issue an order of exemption pursuant to Section 17(b) of the 1940 Act, and that such order be made effective as soon as possible.

VII. PROCEDURAL MATTERS RELATING TO THIS AMENDED APPLICATION
The Section 17 Applicants hereby state that their address is as indicated on the cover page of this Amended Application.  Any notice and order or questions or comments concerning this Amended Application should be directed to:
Jamie Ruff Casto, Esq.
Nationwide Insurance
One Nationwide Plaza, 1-34-201
Columbus, Ohio 43215
(614) 249-8782

Each Section 17 Applicant represents that the undersigned is authorized to file this Amended Application in the name and on behalf of the Section 17 Applicant.

Under the Articles of Incorporation of Nationwide Life Insurance Company, its business and affairs are to be conducted by its Board of Directors.  The business and affairs of the Nationwide Life Insurance Company Separate Accounts, as unit investment trusts, is conducted by Nationwide Life Insurance Company, as depositor, pursuant to Nationwide Life Insurance Company’s Articles of Incorporation and By-Laws.
Under the Articles of Incorporation and By-Laws of Nationwide Life and Annuity Insurance Company, its business and affairs are to be conducted by its Board of Directors.  The business and affairs of the Nationwide Life and Annuity Insurance Company Separate Accounts, as unit investment trusts, is conducted by Nationwide Life and Annuity Insurance Company, as depositor, pursuant to Nationwide Life and Annuity Insurance Company’s Articles of Incorporation and By-Laws.
Under the Articles of Incorporation and By-Laws of Nationwide Life Insurance Company of America, its business and affairs are to be conducted by its Board of Directors.  The business and affairs of the Nationwide Life Insurance Company of America Separate Accounts, as unit investment trusts, is conducted by Nationwide Life Insurance Company of America, as depositor, pursuant to Nationwide Life Insurance Company of America’s Articles of Incorporation and By-Laws.
Under the Articles of Incorporation and By-Laws of Nationwide Life and Annuity Company of America, its business and affairs are to be conducted by its Board of Directors.  The business and affairs of the Nationwide Life and Annuity Company of America Separate Accounts, as unit investment trusts, is conducted by Nationwide Life and Annuity Company of America, as depositor, pursuant to Nationwide Life and Annuity Company of America’s Articles of Incorporation and By-Laws.

Under the Articles of Incorporation and By-Laws of Nationwide Variable Insurance Trust, its business and affairs are to be conducted by its Board of Trustees.
In accordance with these governing documents, resolutions were adopted by a vote of the Board of Directors/Trustees of each entity authorizing the appropriate officers of each entity, respectively, to prepare, execute, and file this Amended Application with the Commission.  All the requirements of the governing documents of each entity have been complied with in connection with the execution and filing of this Amended Application.  The resolutions and statements of authority required under Rule 0-2(c)(1) under the 1940 Act are attached hereto as Exhibit A.  Such resolutions and statements of authority authorize the preparation, execution, and filing of the Amended Application by the officers referenced therein and remain in full force and effect.  The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibit B.

SIGNATURES
NATIONWIDE LIFE INSURANCE COMPANY has authorized this Amended Application to be duly signed on its behalf, and on behalf of its Separate Accounts, in the State of Ohio on the 12th day of June, 2009.
NATIONWIDE LIFE INSURANCE COMPANY
NATIONWIDE VARIABLE ACCOUNT-II
NATIONWIDE VARIABLE ACCOUNT-7
NATIONWIDE VARIABLE ACCOUNT-9
NATIONWIDE VARIABLE ACCOUNT-14
MULTI-FLEX VARIABLE ACCOUNT
NATIONWIDE VLI SEPARATE ACCOUNT-2
NATIONWIDE VLI SEPARATE ACCOUNT-4
NATIONWIDE VLI SEPARATE ACCOUNT-7

/s/JAMIE RUFF CASTO
Name: Jamie Ruff Casto
Title: Managing Counsel

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY has authorized this Amended Application to be duly signed on its behalf, and on behalf of its Separate Accounts, in the State of Ohio on the 12th day of June, 2009.
NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
NATIONWIDE VL SEPARATE ACCOUNT-G

/s/JAMIE RUFF CASTO
Name: Jamie Ruff Casto
Title: Managing Counsel

NATIONWIDE LIFE INSURANCE COMPANY OF AMERICA has authorized this Amended Application to be duly signed on its behalf, and on behalf of its Separate Accounts, in the State of Ohio on the 12th day of June, 2009.

NATIONWIDE LIFE INSURANCE COMPANY OF AMERICA
NATIONWIDE PROVIDENT VLI SEPARATE ACCOUNT 1

/s/JAMIE RUFF CASTO
Name: Jamie Ruff Casto
Title: Managing Counsel

NATIONWIDE LIFE AND ANNUITY COMPANY OF AMERICA has authorized this Amended Application to be duly signed on its behalf, and on behalf of its Separate Accounts, in the State of Ohio on the 12th day of June, 2009.

NATIONWIDE LIFE AND ANNUITY COMPANY OF AMERICA
NATIONWIDE PROVIDENT VA SEPARATE ACCOUNT A
NATIONWIDE PROVIDENT VLI SEPARATE ACCOUNT A

/s/JAMIE RUFF CASTO
Name: Jamie Ruff Casto
Title: Managing Counsel

NATIONWIDE VARIABLE INSURANCE TRUST has authorized this Amended Application to be duly signed on its behalf, in the Commonwealth of Pennsylvania on the 12th day of June, 2009.

NATIONWIDE VARIABLE INSURANCE TRUST

/s/ERIC E. MILLER
Name: Eric E. Miller
Title: Secretary

Exhibit List
Exhibit A: Resolutions/Certifications and Statements of Authority

(1)	Nationwide Life Insurance Company – Filed previously with the original Application on February 8, 2008, and hereby incorporated by reference.

(2)	Separate Accounts of Nationwide Life Insurance Company – Filed previously with the original Application on February 8, 2008, and hereby incorporated by reference.

(3)	Nationwide Life and Annuity Insurance Company – Filed previously with the original Application on February 8, 2008, and hereby incorporated by reference.

(4)	Separate Accounts of Nationwide Life and Annuity Insurance Company – Filed previously with the original Application on February 8, 2008, and hereby incorporated by reference.

(5)	Power of Attorney for Nationwide Life Insurance Company and Nationwide Life and Annuity Insurance Company – Attached hereto.

(6)	Nationwide Life Insurance Company of America – Filed previously with the original Application on February 8, 2008, and hereby incorporated by reference.

(7)	Separate Accounts of Nationwide Life Insurance Company of America – Filed previously with the original Application on February 8, 2008, and hereby incorporated by reference.

(8)	Nationwide Life and Annuity Company of America – Filed previously with the original Application on February 8, 2008, and hereby incorporated by reference.

(9)	Separate Accounts of Nationwide Life and Annuity Company of America – Filed previously with the original Application on February 8, 2008, and hereby incorporated by reference.

(10)	Power of Attorney for Nationwide Life Insurance Company of America and Nationwide Life and Annuity Company of America – Attached hereto.

(11)	Nationwide Variable Insurance Trust

a.	Certificate – Filed previously with the Second Amended Application on February 20, 2009, and hereby incorporated by reference.

b.	Action by Written Consent of the Board of Trustees – Filed previously with the Second Amended Application on February 20, 2009, and hereby incorporated by reference.

(12)	Power of Attorney for Nationwide Variable Insurance Trust – Attached hereto.

Exhibit B: Verifications

(1)	Nationwide Life Insurance Company and Separate Accounts of Nationwide Life Insurance Company – Attached hereto.

(2)	Nationwide Life and Annuity Insurance Company and Separate Account of Nationwide Life and Annuity Insurance Company – Attached hereto.

(3)	Nationwide Life Insurance Company of America and Separate Account of Nationwide Life Insurance Company of America – Attached hereto.

(4)	Nationwide Life and Annuity Company of America and Separate Accounts of Nationwide Life and Annuity Company of America – Attached hereto.

(5)	Nationwide Variable Insurance Trust – Attached hereto.